     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 14, 2000

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              KOMAG, INCORPORATED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             3695                            94-2914864
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                            1710 AUTOMATION PARKWAY
                           SAN JOSE, CALIFORNIA 95131
                                 (408) 576-2000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                 THIAN HOO TAN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            1710 AUTOMATION PARKWAY
                           SAN JOSE, CALIFORNIA 95131
                                 (408) 576-2000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

              KATHLEEN B. BLOCH, ESQ.                              JAMES C. KITCH, ESQ.
              STEVE L. CAMAHORT, ESQ.                               COOLEY GODWARD, LLP
         WILSON SONSINI GOODRICH & ROSATI                           5 PALO ALTO SQUARE
             PROFESSIONAL CORPORATION                               3000 EL CAMINO REAL
                650 PAGE MILL ROAD                               PALO ALTO, CA 94306-2155
                PALO ALTO, CA 94304                                   (650) 843-5000
                  (650) 493-9300

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

     Upon consummation of the merger described herein.

     If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________
                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
                                                               PROPOSED
TITLE OF EACH CLASS OF                                          MAXIMUM           PROPOSED MAXIMUM
SECURITIES TO                         AMOUNT TO BE          OFFERING PRICE       AGGREGATE OFFERING    AMOUNT OF REGISTRATION
BE REGISTERED(1)                     REGISTERED(1)           PER SHARE(2)             PRICE(2)                  FEE
-----------------------------------------------------------------------------------------------------------------------------
Common Stock $0.01 par
  value.......................     42,775,315 shares             $1.96              $83,839,617              $22,133.66
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

(1) Represents the number of shares of the common stock of the Registrant that may be issued to stockholders of HMT Technology Corporation, a Delaware corporation, pursuant to the merger, assuming the exercise of no options to purchase HMT common stock.

(2) Estimated solely for purposes of calculating the registration fee required by the Securities Act of 1933, as amended and computed pursuant to Rules 457(c) and (f) based on the average of the high and low per share prices of HMT, common stock as reported on the Nasdaq National Market, on June 13, 2000 divided by the exchange ratio of 0.9094.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

[KOMAG LOGO]                                                          [HMT LOGO]

                            [               ], 2000

To the holders of Komag common stock and HMT common stock:

     After careful consideration, the boards of directors of Komag, Incorporated and HMT Technology Corporation have approved the merger of HMT with a wholly owned subsidiary of Komag. As a result of the merger, HMT will become a wholly owned subsidiary of Komag, and Komag will issue shares of Komag common stock to HMT stockholders in exchange for their shares of HMT common stock.

     In connection with the merger, each outstanding share of HMT common stock will be exchanged for 0.9094 of a share of Komag common stock. Komag common stock is traded on the Nasdaq National Market under the trading symbol "KMAG." On June 13, 2000, the closing price of Komag common stock was $2.16 per share. HMT common stock is traded on the Nasdaq National Market under the trading symbol "HMTT." On June 13, 2000, the closing price of HMT common stock was $1.72 per share. We encourage you to obtain more recent quotations.

     The attached joint proxy statement/prospectus provides detailed information concerning Komag, HMT, the merger, the merger agreement and the proposals related to the merger. Please review carefully all of the information contained in the joint proxy statement/prospectus. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE DISCUSSION IN THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 13.

     After careful consideration, the boards of directors of both Komag and HMT have determined the merger to be fair, and in the best interests of their respective stockholders. Each board has approved the merger agreement setting out the terms of the proposed merger. A copy of the merger agreement is attached as Annex A to the joint proxy statement/prospectus.

     In connection with the merger, both Komag and HMT will hold special meetings of their respective stockholders. The matters to be submitted for consideration at these special meetings are described in the attached notices of special meetings and in the joint proxy statement/prospectus.

     The HMT special meeting will be held on                , 2000 at 9:00 a.m.
(local time) at 1055 Page Avenue, Fremont, California 94538. Only stockholders
who held shares of HMT at the close of business on                , 2000 will be
entitled to vote at the HMT special meeting.

     The Komag special meeting will be held on                , 2000 at 9:00
a.m. (local time) at 1710 Automation Parkway, San Jose, California 95131. Only stockholders who held shares of Komag at the close of business on
               , 2000 will be entitled to vote at the Komag special meeting.

     Please use this opportunity to take part in an important business decision for Komag and HMT by voting at your special meeting. Whether or not you plan to attend your special meeting, please submit your proxy by following the instructions on the enclosed proxy card. Submitting a proxy does NOT deprive you of the right to attend the meeting and vote your shares in person. YOUR VOTE IS VERY IMPORTANT. We appreciate your consideration of the merger.

Sincerely,

Thian Hoo Tan                                          Ronald J. Buschur
President, Chief Executive Officer and Director        President and Chief Operating Officer
Komag, Incorporated                                    HMT Technology Corporation

     You may also obtain additional information about HMT and Komag without charge by following the instructions in the section entitled "Where you can find more information" in the joint proxy statement/ prospectus.

     THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS IS [               ],
2000, AND IT IS FIRST BEING MAILED OR OTHERWISE DELIVERED TO HOLDERS OF KOMAG
COMMON STOCK AND HMT COMMON STOCK ON OR ABOUT [               ], 2000.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION, NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SHARES OF KOMAG COMMON STOCK TO BE ISSUED IN CONNECTION WITH THE MERGER, NOR HAVE THEY DETERMINED WHETHER THIS JOINT PROXY STATEMENT/PROSPECTUS IS ADEQUATE OR CORRECT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              KOMAG, INCORPORATED
                            1710 AUTOMATION PARKWAY
                           SAN JOSE, CALIFORNIA 95131
                                 (408) 576-2000

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                 TO BE HELD                , 2000 AT 9:00 A.M.

To Our Stockholders:

     A special meeting of stockholders of Komag, Incorporated will be held at the executive offices of Komag located at 1710 Automation Parkway, San Jose,
California 95131 on             , 2000 at 9:00 a.m., Pacific Time, for the
following purposes:

          1. To approve the issuance of shares of Komag common stock in the merger of a wholly owned subsidiary of Komag with and into HMT Technology Corporation as contemplated by the Agreement and Plan of Reorganization dated as of April 26, 2000, among Komag, KHM, Inc., a wholly owned subsidiary of Komag, and HMT. Komag will issue 0.9094 of a share of its common stock in exchange for each share of outstanding HMT common stock.

          2. To approve an amendment to Komag's Amended and Restated Certificate of Incorporation to increase the authorized number of shares of common stock by 100,000,000 shares to a total of 250,000,000 shares.

          3. To transact any other business that properly comes before the special meeting or any adjournments or postponements thereof.

     The accompanying joint proxy statement/prospectus describes the proposed merger in more detail. We encourage you to read the entire document carefully.

     We have fixed the close of business on [            ], 2000 as the record
date for the determination of our stockholders entitled to vote at this meeting.

                                          By Order of the Board of Directors of
                                          Komag

                                          Thian Hoo Tan
                                          President, Chief Executive Officer and
                                          Director

San Jose, California
            , 2000

     TO ASSURE THAT YOUR SHARES ARE REPRESENTED AT THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE POSTAGE-PAID ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING. YOU CAN REVOKE YOUR PROXY AT ANY TIME BEFORE IT IS VOTED.

                           HMT TECHNOLOGY CORPORATION
                                1055 PAGE AVENUE
                               FREMONT, CA 94538
                                 (510) 490-3100

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                 TO BE HELD                , 2000 AT 9:00 A.M.

To Our Stockholders:

     A special meeting of stockholders of HMT Technology Corporation will be held at the executive offices of HMT located at 1055 Page Avenue, Fremont,
California 94538 on             , 2000 at 9:00 a.m., Pacific Time, for the
following purposes:

          1. To adopt the Agreement and Plan of Reorganization ("Merger Agreement") dated as of April 26, 2000, among Komag, KHM, Inc., a wholly owned subsidiary of Komag, and HMT. The Merger Agreement describes the merger of KHM, with and into HMT. Pursuant to the Merger Agreement, Komag will issue 0.9094 of a share of its common stock in exchange for each share of outstanding HMT common stock.

          2. To approve the HMT Employee Stock Purchase Plan, as amended, to increase the aggregate number of shares of HMT common stock authorized for issuance under such plan by 1,000,000 shares.

          3. To transact any other business that properly comes before the special meeting or any adjournments or postponements thereof.

     The accompanying joint proxy statement/prospectus describes the proposed merger in more detail. We encourage you to read the entire document carefully.

     We have fixed the close of business on [            ], 2000 as the record
date for the determination of our stockholders entitled to vote at this meeting.

                                          By Order of the Board of Directors of
                                          HMT

                                          Ronald J. Buschur
                                          President, Chief Operating Officer

Fremont, California
            , 2000

     TO ASSURE THAT YOUR SHARES ARE REPRESENTED AT THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE POSTAGE-PAID ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING. YOU CAN REVOKE YOUR PROXY AT ANY TIME BEFORE IT IS VOTED.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
QUESTIONS AND ANSWERS FOR KOMAG AND HMT STOCKHOLDERS........     1
SUMMARY OF THE JOINT PROXY STATEMENT/PROSPECTUS.............     3
  The Companies.............................................     3
  Summary of the Merger.....................................     3
SUMMARY SELECTED HISTORICAL AND SUMMARY SELECTED UNAUDITED
  PRO FORMA COMBINED CONDENSED FINANCIAL DATA...............     7
  Komag's Summary Selected Historical Financial Data........     7
  HMT's Summary Selected Historical Financial Data..........     9
  Summary Selected Unaudited Pro Forma Combined Condensed
     Consolidated Financial Data of Komag and HMT...........    10
  Comparative Historical and Unaudited Pro Forma Per Share
     Data...................................................    12
RISK FACTORS................................................    13
  Risks Relating to the Proposed Merger.....................    13
  Risks Relating to Komag...................................    16
  Risks Relating to HMT.....................................    22
THE KOMAG MEETING...........................................    29
THE HMT MEETING.............................................    31
SPECIAL FACTORS REGARDING THE MERGER........................    34
  Background of the Merger and Related Agreements...........    34
  Komag's Reasons for the Merger............................    35
  Recommendation of Komag's Board of Directors..............    35
  HMT's reasons for the Merger..............................    35
  Recommendation of HMT's Board of Directors................    36
  Opinion of Komag's Financial Advisor......................    36
  Opinion of HMT's Financial Advisor........................    41
  Interests of Certain Directors, Officers and Affiliates in
     the Merger.............................................    49
  Material United States Federal Income Tax Considerations
     of the Merger..........................................    50
  Accounting Treatment of the Merger........................    51
  Regulatory Filings and Approvals Required to Complete the
     Merger.................................................    52
  Restrictions on Sales of Shares by Affiliates.............    52
  Listing on the Nasdaq National Market of Komag Common
     Stock to be Issued in the Merger.......................    52
  No Komag Appraisal Rights.................................    52
  No HMT Appraisal Rights...................................    53
  Resale of Komag Common Stock..............................    53
THE MERGER AND THE MERGER AGREEMENT.........................    54
  Completion and Effectiveness of the Merger................    54
  Structure of the Merger and Conversion of HMT Common
     Stock..................................................    54
  Exchange of HMT Stock Certificates for Komag Stock
     Certificates...........................................    54
  No Dividends..............................................    54
  Representations and Warranties............................    55
  HMT's and Komag's Conduct of Business Before Completion of
     the Merger.............................................    56
  No Other Negotiations Involving HMT or Komag..............    57
  Treatment of HMT Stock Options and Employee Stock Purchase
     Plan...................................................    58
  Treatment of HMT Subordinated Notes.......................    58
  Conditions to Completion of the Merger....................    58
  Termination of the Merger Agreement.......................    60
  Termination Fees..........................................    62
  Extension, Waiver and Amendment of the Merger Agreement...    64

                                                              PAGE
                                                              ----
AGREEMENTS RELATED TO THE MERGER AGREEMENT..................    65
  HMT Voting Agreements.....................................    65
  Komag Voting Agreements...................................    65
  HMT Option Agreement......................................    66
  Komag Option Agreement....................................    66
  Affiliate Agreements......................................    66
COMPARATIVE PER SHARE MARKET PRICE DATA.....................    67
  Komag Market Price Data...................................    67
  HMT Market Price Data.....................................    67
COMPARISON OF RIGHTS OF HOLDERS OF HMT COMMON STOCK AND
  KOMAG COMMON STOCK........................................    69
  Classes of Common Stock of Komag and HMT..................    69
  Number of Directors and Term of Office....................    69
  Removal of Directors......................................    69
  Filling Vacancies on the Board of Directors...............    70
  Limits on Stockholder Action by Written Consent...........    70
  Ability to Call Special Meetings..........................    70
  Advance Notice Provisions for Stockholder Nominations and
     Proposals..............................................    70
  Amendment of Certificate of Incorporation.................    72
  Amendment of Bylaws.......................................    72
EXECUTIVE OFFICERS AND DIRECTORS OF HMT JOINING KOMAG.......    73
ADDITIONAL MATTER BEING SUBMITTED TO A VOTE OF ONLY KOMAG
  STOCKHOLDERS..............................................    73
  Approval of Amendment to Komag's Certificate of
     Incorporation..........................................    73
  Purpose and Effect of the Amendment.......................    74
  Vote Required.............................................    74
  Recommendation............................................    74
ADDITIONAL MATTER BEING SUBMITTED TO A VOTE OF ONLY HMT
  STOCKHOLDERS..............................................    75
  Approval of Amendment to Employee Stock Purchase Plan.....    75
  The Board of Directors Recommends a Vote in Favor of
     Proposal No. 2.........................................    75
LEGAL OPINION...............................................    79
EXPERTS.....................................................    79
STOCKHOLDER PROPOSALS.......................................    79
WHERE YOU CAN FIND MORE INFORMATION.........................    80
ADDITIONAL DOCUMENTS AND OTHER INFORMATION INCORPORATED BY
  REFERENCE.................................................    80
  Incorporation by Reference of Certain Komag Reports, Proxy
     and Information Statements and Other Information.......    80
  Incorporation by Reference of Certain HMT Reports, Proxy
     and Information Statements and Other Information.......    81
KOMAG INCORPORATED INDEX TO FINANCIAL INFORMATION...........   F-1
ANNEX A                    The merger agreement
ANNEX B                    Opinion of Chase H&Q, Komag's
  financial advisor
ANNEX C                    Opinion of Salomon Smith Barney,
  HMT's financial advisor

              QUESTIONS AND ANSWERS FOR KOMAG AND HMT STOCKHOLDERS

Q: WHAT IS THE MERGER? (SEE PAGE 54)

A: The boards of directors of Komag and HMT have voted to merge a wholly owned subsidiary of Komag with and into HMT, resulting in HMT becoming a wholly owned subsidiary of Komag. After the merger, the current stockholders of
   Komag will own approximately [       ]% of Komag and the former stockholders
   of HMT will own approximately [       ]% of Komag, based on the number of
   shares of HMT and Komag common stock outstanding as of the record date. The merger agreement is attached to this joint proxy statement/prospectus as Annex A. You are encouraged to read it carefully.

Q: WHAT WILL HMT COMMON STOCKHOLDERS RECEIVE IN THE MERGER?

A: Upon completion of the merger, each outstanding share of HMT common stock will be converted into the right to receive 0.9094 of a share of Komag common stock. No fractional shares of Komag common stock will be issued pursuant to the merger. In lieu of the issuance of any fractional shares of Komag common stock, each HMT stockholder entitled to a fractional share will receive cash equal to the product of such fractional share amount, after aggregating all fractional shares such stockholder would be entitled to, and the closing price of one share of Komag common stock as reported on Nasdaq on the trading day immediately prior to consummation of the merger.

   Each option to purchase shares of HMT common stock will automatically convert into an option to purchase shares of Komag common stock, adjusted based on the 0.9094 exchange ratio, after completion of the merger.

Q: DOES THE BOARD OF DIRECTORS OF KOMAG RECOMMEND VOTING IN FAVOR OF THE
   ISSUANCE OF KOMAG SHARES IN THE MERGER?

A: Yes. After careful consideration, Komag's board of directors unanimously recommends that its stockholders vote in favor of the issuance of shares of Komag common stock to the stockholders of HMT in the merger.

Q: DOES THE BOARD OF DIRECTORS OF HMT RECOMMEND VOTING IN FAVOR OF THE MERGER?

A: Yes. After careful consideration, HMT's board of directors unanimously recommends that its stockholders vote in favor of the adoption of the merger agreement and the proposed merger.

Q: ARE THERE RISKS I SHOULD CONSIDER IN DECIDING WHETHER TO VOTE FOR THE MERGER?

A: Yes. In evaluating the merger, you should carefully consider the factors discussed in the section entitled "Risk Factors" on page 13.

Q: WHAT DO I NEED TO DO NOW? (SEE PAGE 54)

A: Mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at your meeting. If you do not include instructions on how to vote your properly signed proxy, your shares will be voted "FOR", if you are a Komag stockholder, the issuance of shares of Komag common stock in the merger and the other proposals to be voted upon at the Komag meeting or, if you are an HMT stockholder, the adoption of the merger agreement and approval of the merger.

   HMT STOCKHOLDERS, PLEASE DO NOT SEND YOUR HMT STOCK CERTIFICATES AT THIS
   TIME.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY
   SHARES FOR ME?

A: Your broker will vote your shares only if you provide instructions on how to vote by following the information provided to you by your broker.

Q: WHAT DO I DO IF I WANT TO CHANGE MY VOTE? (SEE PAGE 30 AND 32)

A: If you want to change your vote, send the secretary of Komag, if you are a Komag stockholder, or HMT, if you are an HMT stockholder, a later-dated, signed proxy card before your meeting or attend the meeting in person. You may also revoke your proxy by sending written notice to the relevant secretary before the meeting. If you have signed a voting agreement, you may not revoke your proxy.

Q: AS AN HMT STOCKHOLDER, SHOULD I SEND IN MY HMT STOCK CERTIFICATES NOW?

A: No. After the merger is completed, Komag will send you written instructions for exchanging your HMT stock certificates for Komag stock certificates.

Q: WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED? (SEE PAGE 54)

A: Komag and HMT are working toward completing the merger as quickly as possible. We hope to complete the merger during the third calendar quarter of 2000.

Q: WILL I RECOGNIZE GAIN OR LOSS IN THE MERGER?

A: The merger has been structured as a reorganization for United States federal income tax purposes. Accordingly, HMT common stockholders who exchange their HMT shares for shares of Komag common stock in the merger will not recognize gain or loss for United States federal income tax purposes, except that HMT stockholders will recognize gain or loss with respect to cash received instead of a fractional share of Komag common stock. However, all stockholders are urged to consult their own tax advisor to determine their particular tax consequences of the merger.

Q: AM I ENTITLED TO DISSENTERS' OR APPRAISAL RIGHTS? (SEE PAGES 52 AND 53)

A: Neither HMT nor Komag stockholders are entitled to appraisal rights with respect to the merger.

Q: WHOM SHOULD I CALL WITH QUESTIONS?

A: Komag stockholders should call Edward H. Siegler at (408) 576-2209, with any questions about the merger.

   HMT stockholders should call Peter S. Norris at (510) 770-3045, with any questions about the merger.

                SUMMARY OF THE JOINT PROXY STATEMENT/PROSPECTUS

     This joint proxy statement/prospectus pertains to the merger of a wholly owned subsidiary of Komag with and into HMT, and is being sent to the holders of common stock of each company. This summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents referenced in it for a more complete understanding of the merger. In particular, you should read the documents attached to this joint proxy statement/prospectus, including the merger agreement, which is attached as Annex A, the opinion of Chase H&Q, which is attached as Annex B, and the opinion of Salomon Smith Barney, which is attached as Annex C.

                                 THE COMPANIES

[KOMAG LOGO]

KOMAG, INCORPORATED
1710 Automation Parkway
San Jose, CA 95131
(408) 576-2000
http://www.komag.com

Komag designs, manufactures and markets thin-film media, the primary storage medium for digital data used in computer hard disk drives. We believe we are the world's largest independent manufacturer of thin-film media and are well positioned as a broad-based strategic supplier of choice for the industry's leading disk drive manufacturers. Our business strategy relies on the combination of advanced technology, high-volume manufacturing and low cost. Our products are made for the high-end desktop and high-capacity/high-performance enterprise segments of the disk drive market and are used in products such as personal computers, disk arrays, network attached storage, network file servers and engineering workstations. We manufacture leading-edge disk products primarily for 3 1/2-inch form factor hard disk drives. We were organized in 1983 and are incorporated in the State of Delaware.
[HMT LOGO]

HMT TECHNOLOGY CORPORATION
1055 Page Avenue
Fremont, CA 94538
(510) 590-3100
http://www.hmtt.com

HMT Technology Corporation independently designs, develops, manufactures and markets high-performance thin-film disks. The company's products are used in high-capacity hard disk drives for a variety of high-end applications, including personal computers, network servers and workstations and certain removable hard disk drive applications. HMT focuses on providing value-added technological solutions that meet the demands of the high-end, high-capacity disk drive market. HMT develops, manufactures and sells technologically advanced products designed to provide improved performance, principally through achieving higher coercivities and lower glide heights. HMT was incorporated in Delaware in December 1988.

                             SUMMARY OF THE MERGER

CONDITIONS TO COMPLETION OF THE MERGER (SEE PAGE 58)

     Komag's and HMT's respective obligations to complete the merger are subject to the satisfaction or waiver of closing conditions.

     If either Komag or HMT waives any conditions, we will each consider the facts and circumstances at that time and make a determination whether a resolicitation of proxies from our respective stockholders is appropriate.

VOTE REQUIRED FOR APPROVAL OF THE MERGER

     The affirmative vote of the holders of a majority of the shares of Komag common stock present or represented by proxy at the Komag stockholders' meeting is required for approval of the issuance of Komag common stock in the merger. Komag stockholders are entitled to cast one vote per share of Komag common stock
owned as of the record date. Komag stockholders holding approximately [     %]
of the outstanding Komag common stock as of the record date have agreed to vote their shares of Komag common stock in favor of the issuance of Komag common stock in the merger.

     The affirmative vote of the holders of a majority of the shares of HMT common stock outstanding on the record date and entitled to vote is required for approval and adoption of the merger agreement and the merger. HMT stockholders
who collectively held approximately [     %] of the outstanding HMT common stock
as of the record date, have agreed to vote their shares of HMT common stock in favor of adoption of the merger agreement and the merger.

TERMINATION OF THE MERGER AGREEMENT (SEE PAGE 60)

     The merger agreement may be terminated before completion upon the occurrence of certain termination events.

PAYMENT OF TERMINATION FEES (SEE PAGE 62)

     If the merger agreement is terminated by Komag or HMT upon the occurrence of certain events, the non-terminating party will pay the terminating party a termination fee of $5 million.

EXTENSION, WAIVER AND AMENDMENT OF THE MERGER AGREEMENT.

     Komag and HMT may amend the merger agreement before completion of the merger by mutual written consent.

     Either Komag or HMT may extend the other's time for the performance of any of the obligations or other acts under the merger agreement, waive any inaccuracies in the other's representations and warranties and waive compliance by the other with any of the agreements or conditions contained in the merger agreement.

NO OTHER NEGOTIATIONS INVOLVING HMT OR KOMAG (SEE PAGE 57)

     Komag and HMT have agreed, subject to limited exceptions, that until the completion of the merger or unless the other party consents in writing, neither Komag nor HMT nor their designees will directly or indirectly take any of the following actions:

     - Solicit, initiate, knowingly encourage or induce the making, submission or announcement of certain transactions involving HMT or Komag, as applicable.

     - Participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, certain transactions involving, as applicable, HMT or Komag.

     - Engage in discussions with any person with respect to certain transactions involving, as applicable, HMT or Komag, except as to the existence of these no solicitation provisions.

     - Approve, endorse or recommend certain transactions involving, as applicable, HMT or Komag, unless the transaction is a certain type of superior offer.

     - Enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or providing for certain transactions involving, as applicable, HMT or Komag.

THE STOCKHOLDER VOTING AGREEMENTS (SEE PAGE 65)

     Komag stockholders who collectively hold approximately [     %] of the
outstanding Komag common stock as of the record date, entered into voting agreements requiring them to vote their shares of Komag common stock in favor of the issuance of Komag common stock in the merger and each of the other actions contemplated by the merger agreement.

     HMT stockholders who collectively hold approximately [     %] of the
outstanding HMT common stock as of the record date, entered into voting agreements in which they have agreed to vote their shares of HMT common stock:

     - In favor of the merger.

     - In favor of the merger agreement, as modified or amended from time to time in accordance with its terms and with approval of the board of directors of HMT.

     - In favor of any matter that could reasonably be expected to facilitate the merger.

     - Against any matter that could reasonably be expected to prevent the merger.

THE OPTION AGREEMENTS (SEE PAGE 66)

     Komag and HMT each granted the other an option to purchase up to 19.9% of the shares of common stock of the other if there is an event that creates an obligation on the part of, as applicable, Komag or HMT to pay the other a termination fee pursuant to the merger agreement.

OPINIONS OF KOMAG'S AND HMT'S FINANCIAL ADVISORS (SEE PAGES 36 AND 41)

     In deciding to approve the merger, Komag's board of directors considered an opinion from its financial advisors, Chase H&Q, as to the fairness of the exchange ratio from a financial point of view to Komag, and HMT's board of directors considered an opinion from Salomon Smith Barney as to the fairness of the exchange ratio from a financial point of view to the HMT stockholders. The full text of the written opinions of the financial advisors are attached to the back of this document as Annex B and Annex C, and should be read carefully in their entireties for a description of the assumptions made, matters considered and limitations on the review undertaken. The opinion of Chase H&Q is directed to the Komag board and the opinion of Salomon Smith Barney is directed to the HMT board, and these opinions do not address the prices at which Komag's common stock will trade after the proposed merger and do not constitute a recommendation as to how to vote with respect to any matter relating to the proposed merger.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER (SEE PAGE 50)

     The merger has been structured as a reorganization for United States federal income tax purposes. Accordingly, HMT common stockholders who exchange their HMT shares for shares of Komag common stock in the merger will not recognize gain or loss for United States federal income tax purposes, except that HMT stockholders will recognize gain or loss with respect to cash received instead of a fractional share of Komag common stock. However, all stockholders are urged to consult their own tax advisor to determine their particular tax consequences of the merger. It is a condition to the merger that both Komag and HMT receive legal opinions that the merger constitutes a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

ACCOUNTING TREATMENT OF THE MERGER (SEE PAGE 51)

     Komag intends to account for the merger as a "purchase" for financial accounting purposes, in accordance with generally accepted accounting principles.

INTERESTS OF CERTAIN PERSONS IN THE MERGER (SEE PAGE 49)

     When considering the recommendations of Komag's and HMT's boards of directors, you should be aware that certain Komag and HMT directors and officers have interests in the merger that are different from, or are in addition to, yours.

DISSENTERS' RIGHTS

     Neither HMT nor Komag stockholders are entitled to appraisal rights with respect to the merger.

RESTRICTIONS ON THE ABILITY TO SELL KOMAG STOCK (SEE PAGE 53)

     All shares of Komag common stock received by HMT stockholders in connection with the merger will be freely transferable unless the holder is considered an affiliate of either HMT or Komag under the Securities Act. Shares of Komag held by affiliates may only be sold pursuant to a registration statement or an exemption from the Securities Act.

FORWARD LOOKING STATEMENTS IN THIS JOINT PROSPECTUS/PROXY STATEMENT

     This joint proxy statement/prospectus contains forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act. These statements include statements with respect to Komag's and HMT's financial condition, results of operations and business and on the expected impact of the merger on Komag's financial performance. Words such as anticipates, expects, intends, plans, believes, seeks, estimates and similar expressions identify forward-looking statements.

     These forward-looking statements are not guarantees of future performance and are subject to certain risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. These risks and uncertainties include the following:

     - Komag and HMT may not achieve the benefits they expect from the merger which may have a material adverse effect on the combined company's business, financial condition and operating results and/or could result in loss of key personnel.

     - HMT stockholders will receive a fixed number of shares of Komag common stock despite changes in the market value of HMT common stock or Komag common stock.

     - The merger could adversely affect combined financial results.

     - The market price of Komag common stock may decline as a result of the merger.

     - HMT's officers and directors have conflicts of interest that may influence them to support or approve the merger.

     - Failure to complete the merger could negatively impact Komag's and/or HMT's stock price, future business and operations.

     In evaluating the merger, you should carefully consider the discussion of these and other factors in the section entitled "Risk Factors" on page 13.

COMPARATIVE MARKET PRICE INFORMATION (SEE PAGE 67)

     Shares of Komag common stock are listed on the Nasdaq National Market. On April 25, 2000, the last full trading day prior to the public announcement of the proposed merger, Komag's common stock closed at $3.03 per share and HMT's common stock closed at $1.88. On June 13, 2000, Komag's common stock closed at $2.16 per share and HMT's common stock closed at $1.72. The HMT equivalent pro forma market value as of those respective dates is $2.76 and $1.96. Komag and HMT urge you to obtain current market quotations.

           SUMMARY SELECTED HISTORICAL AND SUMMARY SELECTED UNAUDITED
                  PRO FORMA COMBINED CONDENSED FINANCIAL DATA

               KOMAG'S SUMMARY SELECTED HISTORICAL FINANCIAL DATA

     The following table highlights selected financial information of Komag but does not necessarily include all of the financial information that is important to you. You should also read "Komag's Management's Discussion and Analysis of Financial Condition and Results of Operations" and Komag's consolidated financial statements and the notes to those statements, included in Komag's most recent 10-K and 10-Q, which are incorporated by reference in this joint proxy statement/prospectus. Komag derived the data for the annual periods presented from Komag's consolidated financial statements audited by Ernst & Young LLP. The data for the three months ended April 4, 1999 and April 2, 2000 has been derived from Komag's unaudited financial statements and includes, in the opinion of Komag's management, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the results of operations and financial position of each period. Komag's historical results are not necessarily indicative of Komag's operating results expected in the future.

                                                                                                       THREE MONTHS
                                                                                                         ENDED(5)
                                                      FISCAL YEAR ENDED(1)(5)                      --------------------
                                     ----------------------------------------------------------    APRIL 4,    APRIL 2,
                                       1995        1996      1997(2)      1998(3)      1999(4)       1999      2000(6)
                                     --------    --------    --------    ---------    ---------    --------    --------
                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Net sales..........................  $512,248    $577,791    $631,082    $ 328,883    $ 331,946    $ 90,013    $79,633
Gross profit (loss)................   197,486     175,567      93,546      (62,752)     (22,709)        747     12,838
Restructuring/impairment charges...        --          --      52,157      187,768      187,965          --     (1,950)
Income (loss) before minority
  interest and equity in joint
  venture income (loss)............   101,410     100,553     (16,838)    (338,789)    (281,859)    (19,873)    (5,431)
Minority interest in net income
  (loss) of consolidated
  subsidiary.......................     1,957         695         400          544         (212)        251       (137)
Equity in net income (loss) of
  unconsolidated joint venture.....     7,362      10,116      (4,865)     (27,003)      (1,402)     (1,402)        --
Net income (loss)..................  $106,815    $109,974    $(22,103)   $(366,336)   $(283,049)   $(21,526)   $(5,294)
Basic net income (loss) per
  share............................  $   2.24    $   2.15    $  (0.42)   $   (6.89)   $   (4.54)   $  (0.40)   $ (0.08)
Diluted net income (loss) per
  share............................  $   2.14    $   2.07    $  (0.42)   $   (6.89)   $   (4.54)   $  (0.40)   $ (0.08)

-------------------------
(1) Komag uses a 52-53 week fiscal year ending on the Sunday closest to December 31.
(2) Results of operations for 1997 included a $52.2 million restructuring charge related to the consolidation of Komag's U.S. manufacturing operations.
(3) Results of operations for 1998 included a $187.8 million charge that primarily related to an asset impairment charge of $175 million. The asset impairment charge effectively reduced asset valuations to reflect the economic effect of industry price erosion for disk media and projected under utilization of Komag's production equipment and facilities. Based on analysis of Komag's production capacity and its expectations of the media market over the remaining life of Komag's fixed assets, Komag concluded that it would not be able to recover the net book value of those assets.
(4) Results of operations for 1999 included $143.7 million in restructuring charges and a $44.3 million impairment charge. The restructuring charges primarily related to the closing of Komag's U.S. manufacturing operations based on an evaluation of the size and location of its existing production capacity relative to the short-term and long-term market demand outlook. The impairment charge related to the write-down of goodwill was based on reduced cash flow expectations influenced by continuing difficult market conditions. The goodwill had originated from the acquisition of Western Digital Corporation's media operation.
(5) Komag paid no cash dividends during the five-year and three month interim periods.
(6) Results of operations for the three months ended April 2, 2000 included a $2.0 million restructuring credit. The credit was recorded to reduce the restructuring reserve due to successfully terminating leases and subleasing facilities earlier than originally expected.

                                                                                      THREE MONTHS
                                                                                         ENDED
                                          FISCAL YEAR ENDED(1)
                       -----------------------------------------------------------      APRIL 2,
                         1995        1996         1997         1998        1999           2000
                       --------    --------    ----------    --------    ---------    ------------
                                             (IN THOUSANDS)
CONSOLIDATED BALANCE
  SHEET DATA:
Working capital
  (deficit)..........  $252,218    $142,142    $  296,099    $(92,844)   $(201,881)    $(188,918)
Net property, plant &
  equipment..........   329,174     643,706       678,596     470,017      313,455       295,309
Current portion of
  long-term debt(2)..        --          --            --     260,000      260,000       260,000
Long-term debt (less
  current portion)...        --      70,000       245,000          --           --            --
Stockholders'
  equity.............   574,564     697,940       686,184     323,807       78,713        73,505
Total assets.........  $686,315    $938,357    $1,084,664    $694,095    $ 475,871     $ 458,302

-------------------------
(1) Komag uses a 52-53 week fiscal year ending on the Sunday closest to December 31.

(2) In 1998, 1999 and at April 2, 2000, long-term debt of $260 million was classified as a current liability as a result of certain violations of covenants. In May, 2000, Komag replaced this debt with a senior unsecured loan restructure agreement with the lenders and a separate subordinated unsecured convertible debt agreement with another creditor. Under the new debt arrangements, Komag is no longer in default of covenants.

                HMT'S SUMMARY SELECTED HISTORICAL FINANCIAL DATA

     The following table highlights selected financial information of HMT but does not necessarily include all of the financial information that is important to you. You should also read "HMT's Management's Discussion and Analysis of Financial Condition and Results of Operations" and HMT's consolidated balance sheets as of March 31, 2000 and 1999 and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2000 and notes thereto included in HMT's 10-K, as amended, which is incorporated by reference in this joint proxy statement/prospectus. HMT derived the data for the annual periods presented from HMT's consolidated financial statements audited by PricewaterhouseCoopers LLP, "independent accountants". HMT's historical results are not necessarily indicative of HMT's operating results expected in the future.

                                                   FISCAL YEAR ENDED MARCH 31,(1)
                                      --------------------------------------------------------
                                        1996        1997        1998        1999        2000
                                      --------    --------    --------    --------    --------
                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Net sales...........................  $194,401    $263,209    $356,194    $239,531    $192,762
Gross profit (loss).................    74,598     106,932     130,595      18,036     (44,026)
Restructuring charges...............        --          --          --      15,662          --
Recapitalization expenses...........     4,347          --          --          --          --
Income (loss) before extraordinary
  debt extinguishment costs.........    47,506      60,588      69,928     (21,002)    (51,649)
Extraordinary debt extinguishment
  costs, net of income taxes........     1,127          --          --          --          --
Net income (loss)...................    46,379      60,588      69,928     (21,002)    (51,649)
Accretion reversal (accretion) for
  dividends on mandatorily
  redeemable series A preferred
  stock.............................    (1,157)      1,157          --          --          --
Net income (loss) available for
  common stockholders...............  $ 45,222    $ 61,745    $ 69,928    $(21,002)   $(51,649)
Basic net income (loss) available
  for common stockholders per
  share.............................  $   1.28    $   1.52    $   1.66    $  (0.48)   $  (1.14)
Diluted net income (loss) available
  for common stockholders per
  share.............................  $   1.28    $   1.35    $   1.40    $  (0.48)   $  (1.14)

-------------------------
(1) HMT paid no cash dividends during the five-year period.

                                                    FISCAL YEAR ENDED MARCH 31,
                                      --------------------------------------------------------
                                        1996        1997        1998        1999        2000
                                      --------    --------    --------    --------    --------
                                                           (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Working capital.....................  $ 45,899    $ 71,827    $ 88,699    $ 85,170    $ 75,872
Net property, plant & equipment.....    63,383     178,875     343,856     321,508     271,225
Total assets........................  $165,786    $373,389    $478,223    $442,540    $377,062
Subordinated promissory notes
  payable to stockholders...........    47,000          --          --          --          --
Mandatorily redeemable series A
  preferred stock...................    60,157          --          --          --          --
5 3/4% convertible subordinated
  notes.............................        --     230,000     230,000     230,000     230,000
Stockholders' equity................    19,524      95,442     182,452     165,948     117,571

SUMMARY SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL DATA OF KOMAG AND HMT

     We are providing the following summary selected unaudited pro forma combined condensed consolidated financial data to give you a better picture of what the results of operations and the financial position of the combined businesses of Komag and HMT might have looked like had the merger occurred on January 4, 1999 for income statement purposes and on April 2, 2000 for balance sheet purposes. This information is provided for illustrative purposes only and does not show what the results of operations or financial position of Komag would have been if the merger with HMT actually occurred on the dates assumed. In addition, this information does not indicate what Komag's future consolidated operating results or consolidated financial position will be.

HOW THE PRO FORMA FINANCIAL DATA WAS PREPARED

     The following summary selected unaudited pro forma combined condensed consolidated financial statements combine Komag's historical financial position at April 2, 2000 with HMT's at March 31, 2000 and the historical results of operations of Komag for fiscal year ended January 2, 2000 with HMT's for the fiscal year ended March 31, 2000 and the three months ended April 2, 2000, and March 31, 2000 for Komag and HMT, respectively. The pro forma statement of operations data assumes the combination occurred on January 4, 1999 while the pro forma balance sheet data assumes the combination took place on April 2, 2000.

THESE PRO FORMA FINANCIAL STATEMENTS ARE BASED ON ASSUMPTIONS

     These statements reflect the issuance of 0.9094 of a share of Komag common stock for each outstanding share of HMT common stock, the exchange ratio specified in the merger agreement. We assumed the value of the Komag shares to be issued for outstanding HMT shares to be $125.9 million, based on 46.2 million HMT shares outstanding as of March 31, 2000 and the conversion value of an HMT share at the time of the merger agreement. We increased this value by approximately $5.3 million for the value of all outstanding HMT options assumed by Komag and by approximately $7.0 million for transaction costs associated with the merger.

     The allocation of the aggregate purchase price of approximately $138.2 million will be finalized following receipt of the closing balance sheet of HMT and a final independent appraisal of certain tangible and intangible assets of HMT. The excess of the purchase price over the fair value of the acquired HMT net tangible and identifiable intangible assets will then be allocated to goodwill.

     The aggregate purchase price is expected to be allocated as follows, based upon a preliminary independent appraisal of HMT (in thousands):

Tangible assets.............................................  $270,500
Intangible assets acquired:
  Existing technology.......................................       800
  Deferred compensation.....................................       600
  Patents...................................................     3,200
  Assembled workforce.......................................     3,300
  Goodwill..................................................     5,700
  In-process research and development.......................     1,200
  Long-term debt............................................   (93,800)
  Other liabilities.........................................   (53,300)
                                                              --------
          Total estimated purchase price allocation.........  $138,200
                                                              ========

     Because the valuation has not been completed, the actual amount of the allocations could vary from the estimates above. The tangible assets of HMT consist primarily of property, plant and equipment, cash and cash equivalents and accounts receivable and inventory. In-process research and development has not reached technological feasibility at the acquisition date and will be immediately charged to operations in the period the merger is consummated. The amounts allocated to existing technology and assembled workforce will be amortized over the estimated useful life of three years. The amounts allocated to deferred compensation and patents will be amortized over the estimated useful lives of two and five years, respectively. The purchase price in excess of net tangible and identifiable intangible assets will be allocated to goodwill and amortized over its expected useful life of seven years.

COSTS RESULTING FROM THE COMBINATION

     Komag and HMT estimate they will incur transaction costs of approximately $7.0 million associated with the merger, consisting primarily of business consulting fees paid to investment bankers, legal and accounting fees and expenses and other related charges. This is a preliminary estimate and is therefore subject to change. Additionally, Komag expects to record liabilities of approximately $19.5 million related to the restructuring of the acquired business as part of the purchase price allocation.

YOU SHOULD READ THESE SUMMARY PRO FORMA FINANCIAL STATEMENTS WITH THE HISTORICAL FINANCIAL STATEMENTS

     This selected consolidated financial data is based on, and should be read in conjunction with, the historical consolidated financial statements and the related notes thereto of Komag and HMT, respectively, incorporated herein by reference.

  UNAUDITED SELECTED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             FISCAL YEAR    THREE MONTHS
                                                                ENDED           ENDED
                                                                1999        APRIL 2, 2000
                                                             -----------    -------------
PRO FORMA COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Net sales..................................................   $ 524,708       $123,097
Loss from operations.......................................    (336,488)       (11,844)
Net loss...................................................    (356,106)       (23,874)
Net loss per share; basic and diluted......................   $   (3.41)      $  (0.22)
Weighted average common shares; basic and diluted..........     104,302        107,913

                                                              APRIL 2,
                                                                2000
                                                              ---------
PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents and short-term investments........  $ 127,140
Working capital.............................................   (139,525)
Total assets................................................    741,765
Long-term obligations.......................................    158,386
Stockholders' equity........................................  $ 202,958

         COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

     In the following tables, we provide you with certain historical per share data and combined per share data on an unaudited pro forma basis after giving effect to the merger assuming that 0.9094 of a share of Komag common stock is issued in exchange for each share of HMT common stock. This data should be read along with the summary financial data and the historical financial statements of Komag and the notes thereto that are incorporated by reference. The pro forma information is presented for illustrative purposes only. You should not rely on the pro forma financial information as an indication of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during the periods presented.

                                                                FISCAL YEAR    THREE MONTHS
                                                                   ENDED           ENDED
                                                                   1999        APRIL 2, 2000
                                                                -----------    -------------
HISTORICAL -- KOMAG
Basic and diluted net loss per share........................      $(4.54)         $(0.08)
Book value per share(1).....................................      $ 1.19          $ 1.12

-------------------------
(1) Historical book value per share is computed by dividing stockholders' equity by the number of shares of common stock outstanding at the end of each period presented.

                                                                FISCAL YEAR
                                                                   ENDED        THREE MONTHS
                                                                 MARCH 31,         ENDED
                                                                   2000        MARCH 31, 2000
                                                                -----------    --------------
HISTORICAL -- HMT
Basic and diluted net loss per share........................      $(1.14)          $(0.29)
Book value per share(1).....................................      $ 2.55           $ 2.55

-------------------------
(1) Historical book value per share is computed by dividing stockholders' equity by the number of shares of common stock outstanding at the end of each period presented.

                                                              FISCAL YEAR
                                                                 ENDED       THREE MONTHS
                                                              JANUARY 2,         ENDED
                                                                 2000        APRIL 2, 2000
                                                              -----------    -------------
UNAUDITED PRO FORMA COMBINED NET LOSS PER SHARE
Pro forma net loss per Komag share(1).......................    $(3.41)         $(0.22)
Equivalent pro forma net loss per HMT share(2)..............    $(3.10)         $(0.20)

                                                              APRIL 2, 2000
                                                              -------------
UNAUDITED PRO FORMA COMBINED BOOK VALUE PER SHARE
Pro forma book value per Komag share(3).....................      $1.88
Equivalent pro forma book value per HMT share(2)............      $1.71

-------------------------
(1) Shares used to calculate pro forma basic and diluted loss per share for the year ended January 2, 2000, were determined by adding the 42.0 million shares assumed to be issued in exchange for the outstanding HMT shares to Komag's 62.3 million weighted average shares outstanding for the year ended January 2, 2000 for a total of 104.3 million shares. Shares used to calculate pro forma basic and diluted loss per share for the three months ended April 2, 2000 were determined by adding 42.0 million shares assumed to be issued in exchange for the outstanding HMT shares to Komag's 65.9 million weighted average shares outstanding for the three months ended April 2, 2000 for a total of 107.9 million shares.

(2) The HMT pro forma equivalent per share amounts are computed by multiplying the combined pro forma per share amounts by the exchange ratio of 0.9094 of a share of Komag common stock for each share of HMT common stock.

(3) Shares used to calculate pro forma book value per Komag share at April 2, 2000 were determined by adding the 42.0 million shares assumed issued for the HMT shares to Komag's absolute shares outstanding at April 2, 2000 of
    65.9 million.

                                  RISK FACTORS

     The merger involves a high degree of risk. By voting in favor of the merger, HMT stockholders will be choosing to invest in Komag common stock. An investment in Komag common stock also involves a high degree of risk. In addition to the other information contained in this joint proxy statement/prospectus, you should carefully consider the risks involved in the merger, including the following risk factors and those incorporated by reference into this document, in deciding whether to vote for the merger.

                     RISKS RELATING TO THE PROPOSED MERGER

KOMAG AND HMT MAY NOT ACHIEVE THE BENEFITS THEY EXPECT FROM THE MERGER, WHICH MAY HAVE A MATERIAL ADVERSE EFFECT ON THE COMBINED COMPANY'S BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS AND/OR COULD RESULT IN LOSS OF KEY PERSONNEL.

     Komag and HMT will need to overcome significant issues in order to realize any benefits or synergies from the merger, including the timely, efficient and successful execution of a number of post-merger events. Key events include:

     - integrating the operations of the two companies;

     - retaining and assimilating the key personnel of each company;

     - offering the existing services of each company to the other company's customers;

     - retaining the existing customers and strategic partners of each company; and

     - maintaining uniform standards, controls, procedures and policies.

     The successful execution of these post-merger events will involve considerable risk and may not be successful. These risks include:

     - the potential disruption of the combined company's ongoing business and distraction of its management;

     - unanticipated expenses related to technology integration;

     - the impairment of relationships with employees and customers as a result of any integration of new management personnel; and

     - potential unknown liabilities.

     The combined company may not succeed in addressing these risks or any other problems encountered in connection with the merger.

HMT STOCKHOLDERS WILL RECEIVE A FIXED NUMBER OF SHARES OF KOMAG COMMON STOCK DESPITE CHANGES IN THE MARKET VALUE OF HMT COMMON STOCK OR KOMAG COMMON STOCK.

     Upon the merger's completion, each share of HMT common stock will be exchanged for 0.9094 of a share of Komag common stock. There will be no adjustment for changes in the market price of Komag common stock or HMT common stock. In addition, neither HMT nor Komag may terminate the merger agreement or "walk away" from the merger solely because of changes in the market price of Komag common stock or HMT common stock. Accordingly, the specific dollar value of Komag common stock that HMT stockholders will receive upon the merger's completion will depend on the market value of Komag common stock when the merger is completed and may decrease from the date you submit your proxy. The share price of Komag common stock is by nature subject to the general price fluctuations in the market for publicly traded equity securities and has experienced significant volatility. We urge you to obtain recent market quotations for Komag common stock and HMT common stock. Komag cannot predict or give any assurances as to the market price of Komag common stock at any time before or after the completion of the merger.

THE MERGER COULD ADVERSELY AFFECT COMBINED FINANCIAL RESULTS.

     Purchase accounting treatment of the merger may potentially result in a greater net loss for Komag for the forseeable future, which could have a material adverse effect on the market price of Komag's common stock. Komag expects to incur direct transaction costs of approximately $7 million in connection with the merger. Under purchase accounting, Komag also expects to record and amortize intangible assets related to deferred compensation, patents, existing technology assembled workforce and goodwill in connection with the merger. This amortization over a number of years will reduce future earnings. Komag, also expects annual interest accretion on convertible subordinated notes of approximately $39 million will reduce future earnings through January 2004. In addition, Komag expects to expense HMT's in-process research and development in the quarter in which the merger is completed. If the benefits of the merger do not exceed the costs associated with the merger, including any dilution to Komag's stockholders resulting from the issuance of shares in connection with the merger, Komag's financial results, including earnings per share, could be adversely affected.

THE MARKET PRICE OF KOMAG COMMON STOCK MAY DECLINE AS A RESULT OF THE MERGER.

     The market price of Komag common stock may decline as a result of the merger for a number of reasons, including if:

     - the integration of Komag and HMT is unsuccessful;

     - Komag does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts; or

     - the effect of the merger on Komag's financial results is not consistent with the expectations of financial or industry analysts.

HMT'S OFFICERS AND DIRECTORS HAVE CONFLICTS OF INTEREST THAT MAY INFLUENCE THEM TO SUPPORT OR APPROVE THE MERGER.

     The directors and officers of HMT participate in arrangements and have continuing indemnification against liabilities that provide them with interests in the merger that are different from, or in addition to, yours, including the following:

     - Komag has agreed to cause a total of 3 members of HMT's current board of directors nominated by HMT, or the designees of HMT's board of directors, to be appointed to Komag's board of directors at or prior to consummation of the merger. Ronald J. Schauer is expected to be one of the HMT directors to be appointed to Komag's board of directors.

     - After the merger is consummated, Ronald J. Buschur, HMT's current president and chief operating officer, will become the chief operating officer of Komag, Michael A. Russak, HMT's current executive vice president of research and development and chief technology officer, will become the executive vice president of research and development and chief technical officer of Komag and Peter S. Norris, HMT's current executive vice president of finance, chief financial officer and treasurer, will become executive vice president for strategic business development of Komag. Christopher H. Bajorek, Komag's current executive vice president and chief technology officer, will become executive vice president of advanced research and development after the merger is consummated.

     - Ronald L. Schauer, HMT's current chief executive officer and chairman of the board, is party to an agreement with HMT pursuant to which, upon consummation of the merger, Mr. Schauer is entitled to receive a total amount of $1,187,500 to be paid in a series of monthly amounts beginning on the first day of the month following consummation of the merger. In addition, if Mr. Schauer is an employee of Komag after consummation of the merger, Mr. Schauer may be entitled to additional benefits if his employment is thereafter terminated.

     - The following directors of HMT have the following number of shares of HMT common stock subject to options that become immediately exercisable upon consummation of the merger:

                     NUMBER OF SHARES OF
     DIRECTOR         HMT COMMON STOCK
     --------        -------------------
Don Beadle             12,500 shares
Bruce Edwards          49,000 shares
Richard Love           12,500 shares
Harry Van Wickle       12,500 shares

     - Komag has agreed to cause the surviving corporation in the merger to fulfill and honor in all respects the obligations of HMT pursuant to its certificate of incorporation and bylaws pertaining to indemnification, honor HMT's indemnification agreements with its directors and officers existing prior to April 26, 2000, and obtain officers' and directors' insurance comparable with HMT's, up to a specified maximum premium, for a period of six years from the consummation of the merger.

     For the above reasons, the directors and officers of HMT could be more likely to vote to approve the merger agreement than if they did not hold these interests. HMT stockholders should consider whether these interests may have influenced these directors and officers to support or recommend the merger.

FAILURE TO COMPLETE THE MERGER COULD NEGATIVELY IMPACT KOMAG'S AND/OR HMT'S STOCK PRICE, FUTURE BUSINESS AND OPERATIONS.

     If the merger is not completed for any reason, HMT and Komag may be subject to a number of risks, including the following:

     - the price of Komag and/or HMT common stock may decline to the extent that the relevant current market price reflects a market assumption that the merger will be completed; and

     - costs related to the merger, such as legal, accounting and financial advisor fees, must be paid even if the merger is not completed.

     In addition, HMT's and/or Komag's customers, strategic partners and suppliers, in response to the announcement of the merger, may delay or defer decisions concerning the relevant company. Any delay or deferral in those decisions by customers, strategic partners or suppliers could have a material adverse effect on the business of the relevant company, regardless of whether the merger is ultimately completed. Similarly, current and prospective HMT and/or Komag employees may experience uncertainty about their future roles with Komag until Komag's strategies with regard to HMT are announced or executed. This may adversely affect HMT's and/or Komag's ability to attract and retain key management, sales, marketing and technical personnel.

     Further, if the merger is terminated and HMT's board of directors determines to seek another merger or business combination, there can be no assurance that it will be able to find a partner willing to pay an equivalent or more attractive price than the price to be paid in the merger. In addition, while the merger agreement is in effect and subject to very narrowly defined exceptions, HMT and Komag are prohibited from soliciting, initiating or knowingly encouraging or inducing or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination, with any party other than each other.

                            RISKS RELATING TO KOMAG

     The words "we" and "our" refer only to Komag in the following risks related to Komag:

CUSTOMERS HAVE DEMANDING PRODUCT REQUIREMENTS

     Our thin-film disk products primarily serve the 3 1/2-inch hard disk drive market, where product performance, consistent quality, price, and availability are of great competitive importance. Short program life-cycles and product customization increase the risk of inventory obsolescence. To succeed in an industry characterized by rapid technological developments, we must continuously advance our thin-film technology at a pace consistent with or faster than our competitors. If we are unable to keep pace with rapid advances, we may lose market share and face increased price competition from other manufacturers. Such competition could materially adversely affect our results of operations.

THE THIN-FILM MEDIA INDUSTRY IS VERY COMPETITIVE

     In 2000, as in 1999, media supply is exceeding media demand. As independent suppliers struggle to utilize their capacity, the result of excess media supply has been declining average selling prices for disk products. Pricing pressure on component suppliers is further compounded by high consumer demand for sub-$1,000 personal computers. Structural change in the disk media industry, including combinations, failures and joint venture arrangements, may be required before media supply and demand balances.

     In response to high historical and projected growth rates for the disk drive market at the time, a majority of our competitors (both independent disk and captive disk manufacturers) and Komag substantially increased disk manufacturing capacity in 1997 to satisfy the anticipated demand for disk products. These significant investments in capable new disk production capacity, combined with the slowdown in demand, have resulted in excess disk media capacity in the merchant market as drive manufacturers source a higher portion of their disk requirements from their captive media operations.

     Low-cost manufacturing has become more important as pricing pressures have increased. During the third quarter of 1999, we announced that all media production would be consolidated into our Malaysian factories. While we believe that our manufacturing operations in Malaysia can provide a competitive cost advantage relative to most other thin-film disk manufacturers that operate exclusively or primarily in the U.S. or Japan, our media manufacturing is now concentrated in one foreign country (see "Our Foreign Operations Subject Us to Additional Risks" below).

     In general, the life cycles of recent disk drive programs have been shortening. Additionally, media must be more customized to each disk drive program. Supply chain management, including just-in-time delivery, is rapidly becoming a standard industry practice. Timely development of new products and technologies that assist customers in reducing their time-to-market performance and operational excellence that supports high-volume manufacturing ramps and tight inventory management throughout the supply chain will be keys to both the maintenance of constructive customer relationships and our profitability. We cannot assure you that we will be able to respond to this rapidly changing environment in a manner that will maximize utilization of our production facilities and minimize our inventory losses. Furthermore, there are a relatively large number of capable competitors, some with greater financial resources than us.

BANK CREDIT FACILITIES

     The size of our second quarter 1998 net loss resulted in defaults under certain financial covenants contained in our then-existing senior unsecured bank credit facilities. At the time of the covenant defaults we had $260 million of debt outstanding against a total borrowing capacity of $345 million under these credit facilities. As a result of the covenant defaults, in December 1998, our lenders withdrew the $85 million in unused borrowing capacity. Although the covenant defaults continued, we did not fall into payment default under these credit facilities as we continued to pay all interest charges and fees associated with these facilities on their scheduled due dates. Our lenders did not accelerate any principal payments under our credit facilities. In May, 2000, we replaced these credit facilities with a senior unsecured loan restructure agreement with our lenders and a separate subordinated unsecured convertible debt agreement with other creditors. As a result, we currently have $231.7 million in bank debt outstanding, that matures in June 2001 and approximately $9.3 million of convertible debt that matures in 2005. In connection with the restructure agreement, we issued warrants to purchase up to 3 1/2% of our common stock. For the long term, we will likely need to further restructure our debt obligations and raise additional funds to operate our business. Inability to raise additional funds may force us to reduce or suspend operations. Raising additional funds or another significant debt restructuring may require significant dilution to stockholders.

CUSTOMER CONCENTRATION

     Our sales are concentrated in a small number of customers. This concentration is due to the high-volume requirements of the dominant disk drive manufacturers and their tendency to rely on a few suppliers because of the close interrelationship between media performance and disk drive performance and the complexity of integrating components from a variety of suppliers. Also influencing customer concentration are the increases in areal densities that led to decreases in the platter count per drive. With lower platter counts, captive disk drive manufacturers have excess internal media capacity and they rely less on independent sources of media. Our net sales to major customers in the first quarter of 2000 were as follows:

     - Western Digital Corporation 66%

     - Maxtor Corporation 22%

     During the first quarter of 2000, IBM and Seagate produced more than 90% of their media demand internally and MMC Technology, Inc. supplied approximately 49% of Maxtor's requirement for media. Hyundai Electronics America owns MMC Technology, Inc. and is also one of Maxtor's major stockholders. Hyundai has entered into an agreement with Trace, another media supplier, to sell MMC Technology, Inc. To date, MMC Technology, Inc. and the captive media operations of IBM and Seagate have sold minimal quantities of disks in the merchant market.

     Given the relatively small number of disk drive manufacturers, we expect that we will continue to depend on a limited number of customers. In addition, our customers are headquartered in the United States. Should U.S. based drive companies lose market share to foreign competitors, it could have a negative impact on our sales.

     Our sales are generally made pursuant to purchase orders that are subject to cancellation, modification or rescheduling without significant penalties. We cannot assure you that our current customers will continue to place orders with us, that orders by existing customers will recover to the levels of earlier periods or that we will be able to obtain orders from new customers.

     Our sales are significantly connected to Western Digital's performance. In April of 1999, we purchased Western Digital's media operation. As part of the purchase, we entered into a volume purchase agreement with Western Digital whereby Western Digital is obligated, over the three years following the acquisition date, to purchase a significant majority of its media requirements from us. We also acquired building and equipment leases with remaining lease commitments of $71 million from Western Digital. The leased assets are substantially unused and thus, to the extent that we cannot terminate our obligations under the leases, we will suffer a cash drain.

OUR SOLE PRODUCT IS SOLD TO HARD DISK DRIVE MANUFACTURERS

     Our sole product, thin-film media, is used in hard disk drives. Demand for our high-performance, thin-film disks depends upon the demand for hard disk drives and our ability to provide high quality, technically superior products at competitive prices.

     The hard disk drive industry is very competitive. With short product life cycles and rapid technological change, new products must be qualified frequently and high volume production must be achieved rapidly. Hard disk drive programs have increasingly become "bimodal" in that a few programs are high-volume and the remaining programs are small in terms of volume. Supply and demand balance can change quickly from customer to customer and program to program. Further, we make substantial investments in qualifying on new programs whether or not the customer program or our share of the program ultimately results in high volume production.

RAPID TECHNOLOGICAL CHANGE

     We believe that our future success depends, in large measure, on our ability to develop and implement new process technologies in a timely manner and to continually improve these technologies. New process technologies must support cost-effective, high-volume production of thin-film disks that meet the ever-advancing customer requirements for enhanced magnetic recording performance.

     In this regard, in 1999 we developed a new disk carbon overcoat and process that allows a thinner carbon overcoat without compromising disk durability and reliability. The new carbon overcoat process was scaled up during the fourth quarter of 1999. However, there can be no assurance that we will be able to successfully market our new process.

     Advances in hard disk drive technology demand continually lower glide heights and higher areal densities. These advances require substantial on-going process and technology development. Additionally, the development of alternatives to aluminum-based substrates, such as glass-based substrates, may require substantial investments in new process technologies and capital expenditures. We expect that disk drive manufacturers will adopt glass-based disks as the cost of glass-based media technologies decreases and/or demands for increasingly high-density products require the technological advantages offered by glass. We have filed several patents relating to the glass substrate manufacturing process. We believe that the new process offers the ability to manufacture glass substrates at a lower cost than current glass substrates. Furthermore, the cost of glass substrates manufactured with these new processes is expected to be less expensive than equivalent aluminum-based substrates. However, we cannot assure you that we will be able to successfully commercialize the new glass substrate processes. Our ability to commercialize the glass substrate processes depends, in part, on our partnering relationships with glass suppliers.

     Although we have a significant, ongoing research and development effort to advance our process technologies and the resulting products, we cannot assure you that we will be able to develop and implement such technologies in a timely manner in order to compete effectively against competitors' products and/or entirely new data storage technologies. Technology must be transferred overseas from our U.S. research and development center to our Malaysian manufacturing operations. Our results of operations would be materially adversely affected if our efforts to advance our process technologies or implement those advanced technologies in our Malaysian operations are not successful or if the technologies that we have chosen not to develop proved to be viable competitive alternatives.

     Asahi Glass Company, Ltd. has asserted that an agreement between Komag and Asahi gives Asahi exclusive rights, even as to Komag, to certain glass substrate related intellectual property developed by Komag. Komag has sent Asahi a notice of termination of the agreement and has filed a lawsuit for, among other things, a declaration that the agreement has been terminated and that Asahi has no rights to the glass substrate technology developed by Komag. While Komag intends to pursue vigorously its lawsuit against Asahi, due to the inherent uncertainty of litigation there can be no assurance that Komag will prevail. In the event Komag does not prevail, Komag may be prevented or substantially impaired from exploiting its glass substrate manufacturing process, which may have a materially adverse effect on Komag's results.

OPERATING RESULTS ARE SUBJECT TO QUARTERLY FLUCTUATIONS

     We believe that our future operating results will continue to be subject to quarterly variations based upon a wide variety of factors, including:

     - availability of media versus demand;

     - the cyclical nature of the hard disk drive industry;

     - our ability to develop and implement new manufacturing process technologies;

     - increases in our production and engineering costs associated with initial design and production of new product programs;

     - the extensibility of our process equipment to meet more stringent future product requirements;

     - our ability to introduce new products that achieve cost-effective, high-volume production in a timely manner;

     - changes in our product mix and average selling prices;

     - the availability and the extent of utilization of our production capacity;

     - changes in our manufacturing efficiencies, in particular product yields and input costs for direct materials, operating supplies and other running costs;

     - prolonged disruptions of operations at any of our facilities for any reason;

     - changes in the cost of or limitations on availability of labor; and

     - structural changes within the disk media industry, including combinations, failures, and joint venture arrangements.

     Because thin-film disk manufacturing requires a high level of fixed costs, our gross margins are also extremely sensitive to changes in volume. At constant average selling prices, reductions in our manufacturing efficiency cause declines in our gross margins. Additionally, decreasing market demand for our products generally results in reduced average selling prices and/or low capacity utilization that, in turn, adversely affect gross margins and operating results.

WE ARE DEPENDENT ON OUR MALAYSIAN FACTORIES

     During the third quarter of 1999, we announced that all media production would be consolidated into our Malaysian factories. While we continue to manufacture aluminum substrates at our factory in Santa Rosa, California, substantially all our media production occurred in Malaysia in the first quarter of 2000. While we believe that our manufacturing operations in Malaysia can provide a competitive cost advantage relative to most other thin-film disk manufacturers that operate exclusively or primarily in the U.S. or Japan, the closure of the U.S. media manufacturing operations leaves us fully dependent on our Malaysian media operations.

     Technology developed at our U.S. research and development center must now be first implemented at our Malaysian facilities without the benefit of initial implementation at a U.S. factory.

     Recent fluctuations in the electrical voltage available to our Malaysian factories resulted in substantial down time. Prolonged disruption of operations in Malaysia for any reason would cause delays in shipments of our products, thus materially adversely affecting our results of operations.

     The ability to transfer funds from our Malaysian operations to the United States is subject to local rules and regulations. In 1999, the Malaysian government repealed a regulation that restricted the amount of dividends that a Malaysian company may pay to its stockholders. This regulation would have potentially limited our ability to transfer funds to the United States from our Malaysian operations. While the political and economic issues in Southeast Asia have not had a material adverse affect on our Malaysian operations, we cannot assure you that future events would not cause a disruption in our operations.

OUR FOREIGN OPERATIONS SUBJECT US TO ADDITIONAL RISKS

     We are subject to a number of risks of conducting business outside of the United States. In the first quarter of 2000, our sales to customers in the Far East, including the foreign subsidiaries of domestic disk drive companies, accounted for approximately 97% of our net sales from our U.S. and Malaysian facilities. Our customers assemble a substantial portion of their disk drives in the Far East and subsequently sell these products throughout the world. Therefore, our high concentration of Far East sales does not accurately reflect the eventual point of consumption of the assembled disk drives. We anticipate that international sales will continue to represent the majority of our net sales.

     We are subject to these risks to a greater extent than most companies because, in addition to selling our products outside the United States, our Malaysian operations accounted for a significant portion of our first quarter 2000 consolidated net sales and substantially all of our net sales will originate from our Malaysian operations this year.

     Accordingly, our operating results are subject to the risks inherent with international operations, including, but not limited to:

     - compliance with changing legal and regulatory requirements of foreign jurisdictions;

     - fluctuations in exchange rates, tariffs or other trade barriers;

     - foreign currency rate fluctuations because certain costs of our foreign manufacturing and marketing operations are incurred in foreign currency including purchase of certain operating supplies and production equipment from Japanese suppliers in yen-denominated transactions;

     - difficulties in staffing and managing foreign operations;

     - political, social and economic instability;

     - exposure to taxes in multiple jurisdictions; and

     - transportation delays and interruptions.

WE MAY NOT BE ABLE TO ATTRACT AND RETAIN KEY PERSONNEL

     Our future success depends on the continued service of our executive officers, our highly skilled research, development and engineering team, manufacturing team and other key administrative, sales and marketing and support personnel. Competition for skilled personnel is intense, and we may not be able to attract, assimilate or retain highly qualified personnel in the future.

WE RELY ON A LIMITED NUMBER OF SUPPLIERS FOR MATERIALS AND EQUIPMENT USED IN OUR MANUFACTURING PROCESSES

     We rely on a limited number of suppliers, and in some cases a sole supplier, for some of the materials and equipment used in our manufacturing processes including aluminum substrates, nickel plating solutions, polishing and texturing supplies, and sputtering target materials. As a result, our production capacity would be limited if one or more of these materials were to become unavailable or available in reduced quantities. If such materials were unavailable for a significant period of time, our results of operations would be adversely affected. The supplier base has been weakened by the poor financial condition of the industry and some suppliers have either exited the business or failed.

EARTHQUAKES OR OTHER NATURAL OR MAN-MADE DISASTERS COULD DISRUPT OUR OPERATIONS

     Our California research and development facility, KMT, AKCL, Kobe, other Japanese suppliers of key manufacturing supplies and our Japanese supplier of sputtering machines are each located in areas with seismic activity. Our Malaysian operations have been subject to temporary production interruptions due to localized flooding, disruptions in the delivery of electrical power, and, on one occasion in 1997, by smoke generated by large, widespread fires in Indonesia. We cannot assure you that natural or man-made disasters will not result in a prolonged disruption of production in the future. If any natural or man-made disasters do occur, they could have a material adverse effect on our results of operations.

OUR BUSINESS DEPENDS UPON OUR ABILITY TO PROTECT OUR PATENTS AND INFORMATION RIGHTS

     Protection of technology through patents and other forms of intellectual property rights in technically sophisticated fields is commonplace. In the disk drive industry, it is not uncommon for companies and individuals to initiate actions against others in the industry to enforce intellectual property rights. We cannot assure you that others have not or will not perfect intellectual property rights and enforce those rights to prevent us from using certain technologies or demand royalty payments from us in return for using those technologies. Either of these actions may have a material adverse affect on our results of operations. As a measure of protection, we have entered into cross-license agreements with certain customers.

     We have occasionally received, and may receive in the future, communications from third parties asserting violation of intellectual rights alleged to cover certain of our products or manufacturing processes or equipment. In such cases, we evaluate whether it would be necessary to defend against the claims or to seek licenses to the rights referred to in such communications. No assurance can be given that we will be able to negotiate necessary licenses on terms that would not have a material adverse effect on us or that any litigation resulting from such claims would not have a material adverse effect on our business and financial results.

     We cannot assure you that we will anticipate claims that we infringe the technology of others or successfully defend ourselves against such claims. For instance, we currently have a dispute with Asahi Glass Company Ltd. over the use of certain glass substrate related intellectual property. Similarly, we cannot assure you that we will discover significant infringements of our technology or successfully enforce our rights to our technology if we discover infringing uses.

THE MARKET PRICE OF OUR STOCK HAS BEEN DEPRESSED

     The market price of our common stock has been depressed in response to actual and anticipated quarterly variations in:

     - our operating results;

     - perceptions of the disk drive industry's relative strength or weakness;

     - developments in our relationships with our customers and/or suppliers;

     - announcements of alliances, mergers or other relationships by or between our competitors and/or customers;

     - announcements of technological innovations or new products by us or our competitors;

     - the success or failure of new product qualifications;

     - developments related to patents or other intellectual property rights;
       and

     - other events or factors.

     We expect this volatility to continue in the future. In addition, any shortfall or changes in our revenue, gross margins, earnings or other financial results from analysts' expectations could cause the price of our common stock to fluctuate significantly. In recent years, the stock market in general has experienced extreme price and volume fluctuations which have particularly affected the market price of many technology companies and which have often been unrelated to the operating performance of those companies. These broad market fluctuations may adversely affect the market price of our common stock. Volatility in the price of stocks of companies in the hard disk drive industry has been particularly high, especially during 1997, 1998 and 1999. During this period, the price of our stock fell to a low of $1 5/8 during the fourth quarter of 1999 from a high of $35 1/8 during the second quarter of 1997. See "Price Range of Common Stock."

     Recovery of the stock price is contingent upon a correction in the industry supply and demand imbalance as well as on internal execution on industry-mandated technology, cost and yields targets. The timing of the supply and demand correction may be influenced by structural changes including mergers, acquisitions and failures.

                             RISKS RELATING TO HMT

     In addition to the other information in this joint proxy statement/prospectus, the following risk factors should be considered carefully in evaluating HMT and its business. This joint proxy statement/prospectus contains forward-looking statements which involve risks and uncertainties. HMT's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below.

FLUCTUATIONS IN OPERATING RESULTS

     HMT's operating results historically have been, and may continue to be, subject to significant quarterly and annual fluctuations. As a result, HMT's operating results in any quarter may not be indicative of its future performance. Factors affecting operating results include: market acceptance of new products; timing of significant orders; changes in pricing by HMT or its competitors; timing of product announcements and product transitions by HMT, its customers or its competitors; order cancellations, modifications and quantity adjustments and shipment reschedulings; changes in product mix; manufacturing yields; the level of utilization of HMT's production capacity; increases in production and engineering costs associated with initial manufacture of new products; and changes in the cost of or limitations on the availability of materials. The impact of these and other factors on HMT's revenues and operating results in any future period cannot be forecasted with certainty. HMT's expense levels are based, in part, on its expectations as to future revenues. Because HMT's sales are generally made pursuant to purchase orders that are subject to cancellation, modification, quantity reduction or rescheduling on short notice and without significant penalties, HMT's backlog as of any particular date may not be indicative of sales for any future period, and such changes could cause HMT's net sales to fall below expected levels. If revenue levels are below expectations, operating results are likely to be materially adversely affected. Net income, if any, and gross margins may be disproportionately affected by a reduction in net sales because a proportionately smaller amount of HMT's expenses varies with its revenues.

     HMT derives substantially all of its net sales from the sale of thin-film disks to a small number of customers. HMT typically supplies disks in volume for a limited number of disk drive products at any one time (fourteen as of March 31, 2000), and these products have an extremely short life cycle. Due to the rapid technological change and frequent development of new disk drive products, it is common in the industry for the relative mix of customers and products to change rapidly, even from quarter to quarter. Generally, new products have higher average selling prices than more mature products. Therefore, HMT's ability to introduce new products in a timely fashion is an important factor in its continued success. Moreover, manufacturing yields and production capacity utilization impact HMT's operating results. New products often have lower manufacturing yields and are produced in lower quantities than more mature products. If production for a disproportionate number of new products is commenced in a given quarter or if manufacturing yields for such products do not improve in a timely manner, HMT's operating results for such quarter could be adversely affected. For example, during the quarter ended March 31, 1997, HMT's operating results were adversely affected due partly to lower yields associated with initial production of a significant number of new products. Manufacturing yields generally improve as the product matures and production volumes increase. Manufacturing yields also vary depending on the complexity and uniqueness of product specifications. The ability to adjust manufacturing procedures to reduce costs and improve manufacturing yields and productivity during a product's life is limited, and many adjustments can only be implemented in connection with new product introductions or upgrades. Small variations in manufacturing yields and productivity can have a significant impact on operating results. Furthermore, because the thin-film disk industry is capital intensive and requires a high level of fixed costs, operating results are also extremely sensitive to changes in volume. Substantial advance planning and commitment of financial and other resources is necessary for expansion of manufacturing capacity, while HMT's sales are generally made pursuant to purchase orders that are subject to cancellation, modification, quantity reduction or rescheduling without significant penalties. The impact of any of the foregoing factors could have a material adverse effect on HMT's business, operating results and financial condition.

DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS; LENGTHY SALES CYCLE

     During fiscal 2000, HMT shipped most of its thin-film disks to four customers: Iomega, Maxtor, Western Digital and Samsung. Aggregate shipments to Iomega, Maxtor, Western Digital and Samsung represented 14.6%, 59.8%, 12.6% and 8.3%, respectively, of net sales in fiscal 2000. There are a relatively small number of disk drive manufacturers, and HMT expects that its dependence on a few customers will continue in the future. Loss of or a reduction in orders from one or more of HMT's customers could result in a substantial reduction in net sales and operating results. During fiscal 1997, one of HMT's customers, Micropolis, filed for protection under Chapter 11 of the Bankruptcy Code. During fiscal 1998, SyQuest, another of HMT's customers, filed for protection under Chapter 11 of the Bankruptcy Code. Because many of HMT's expense levels are based, in part, on its expectations as to future revenues, decreases in net sales may result in a disproportionately greater negative impact on operating results. HMT's success will therefore depend on the success of its key customers. One or more of HMT's customers could develop or expand their ability to produce thin-film disks internally and, as a result, could reduce the level of purchases or cease purchasing from HMT or could sell thin-film disks in competition with HMT. For example, one of HMT's customers, an affiliate of Maxtor, manufactures thin-film disks for Maxtor's use. Also during 1999, one of HMT's customers, Western Digital, announced it had sold all of its media manufacturing operations to Komag. Western Digital also signed a long-term volume purchase agreement with Komag in connection with the sale of its media manufacturing operations. There has also been a trend toward consolidation in the disk drive industry, which HMT expects to continue. For example, in February 1996, two leading disk drive manufacturers, Seagate and Conner Peripherals, Inc., combined to form the world's largest disk drive manufacturing company. In addition, during fiscal 1996, Hewlett-Packard Co. exited the disk drive business. If any of HMT's customers or competitors were to combine and reduce suppliers and competitive product lines, HMT's business, operating results and financial condition could be materially adversely affected.

     HMT has generally sold its products to customers pursuant to purchase orders and similar short-term arrangements. In June 1996, HMT entered into a long-term supply agreement with Maxtor covering the supply of disks to Maxtor through June 2001. This agreement is subject to a number of conditions and qualifications, and there can be no assurance that Maxtor will in fact remain a significant customer during the term of the agreement.

     Qualifying thin-film disks for incorporation into a new disk drive product requires HMT to work extensively with the customer and the customer's other suppliers to meet product specifications. Therefore, customers often require a significant number of product presentations and demonstrations, as well as substantial interaction with HMT's senior management, before making a purchasing decision. Accordingly, HMT's products typically have a lengthy sales cycle, which can range from six to 12 months, during which HMT may expend substantial financial resources and management time and effort with no assurance that a sale will result.

DEPENDENCE ON INTENSELY COMPETITIVE AND CYCLICAL HARD DISK DRIVE INDUSTRY

     HMT's operating results are dependent on current and anticipated demand for high-end, high-capacity hard disk drives, which in turn depends on the demand for high-end PCs, network servers and workstations. The disk drive industry is cyclical and historically has experienced periods of oversupply and reduced production levels, resulting in significantly reduced demand for thin-film disks, as well as pricing pressures. The effect of these cycles on suppliers, including thin-film disk manufacturers, has been magnified by hard disk drive manufacturers' practice of ordering components, including thin-film disks, in excess of their needs during periods of rapid growth, which increases the severity of the drop in the demand for components during periods of reduced growth or contraction. During fiscal 1999, the disk drive industry experienced declining demand. There can be no assurance that current levels of demand will not continue to decline, or that future demand will be sufficient to support existing and future capacity. A decline in demand for hard disk drives would have a material adverse effect on HMT's business, operating results and financial condition. Additionally, the hard disk drive industry is intensely competitive, and, in the past, some disk drive manufacturers have experienced substantial financial difficulties. For example, during 1997, one of HMT's customers, Micropolis, filed for protection under Chapter 11 of the Bankruptcy Code. Then, during fiscal 1998, SyQuest, another of HMT's customers, filed for protection under Chapter 11 of the Bankruptcy Code. HMT is currently seeking recovery of more than $2.3 million from these two customers. There can be no assurance that HMT will not face greater difficulty in collecting receivables or be required to offer more liberal payment terms in the future, particularly in a period of reduced demand. Any failure to collect or delay in collecting receivables could have a material adverse effect on HMT's business, operating results and financial condition.

EXPANSION OF CAPACITY

     While the industry is currently suffering from excess capacity, a rebound in demand could require HMT to resume its capacity expansion. During fiscal 1998 and 1997, HMT was operating at close to full capacity. In fiscal 1997, HMT completed construction of a new 124,000 square foot production facility at its Fremont, California site. HMT brought four production scale sputtering lines into service during fiscal 1997, six in 1998 and an additional two in fiscal 1999. This building has capacity for four more lines. During fiscal 1997, HMT completed the first phase of expansion of its facility in Eugene, Oregon, commencing volume production of aluminum substrates and nickel-plated and polished substrates at that site. During the third quarter of fiscal 1999, HMT completed the second phase of expansion of the Eugene facility, adding more polishing capacity. During the third quarter of fiscal 1999, HMT idled seven sputtering lines and associated equipment and facilities in connection with its restructuring plan.

     HMT currently expects to spend approximately $10 million over the next twelve months for maintenance and upgrades to production equipment, a substantial majority of which will be spent on HMT's Fremont, California facility.

INTENSE COMPETITION

     The market for HMT's products is highly competitive, and HMT expects competition to continue in the future. There can be no assurance that in the future HMT will be able to develop and manufacture products on a timely basis with the quality and features necessary in order to remain competitive. Competitors in the thin-film disk industry fall into three groups: U.S. non-captive manufacturers, Asian-based manufacturers and U.S. captive manufacturers. Historically, each of these groups has supplied approximately one-third of the worldwide thin-film disk unit output. HMT's competitors include Komag, Fuji, Mitsubishi, Trace, Showa Denko and Hoya. In addition, U.S. captive manufacturers, which include certain computer manufacturers, as well as disk drive manufacturers such as Seagate and an affiliate of Maxtor, manufacture disks for their internal use as part of their vertical integration programs. During periods of industry excess capacity, such as was experienced during fiscal 2000, these customers favor their internal capacity over purchasing disks from independent suppliers such as HMT. Moreover, while captive manufacturers have, to date, sold only nominal quantities of thin-film disks in the open market, there can be no assurance that such companies will not in the future do so in direct competition with HMT. These companies could increase their internal production and reduce or cease purchasing from independent disk suppliers such as HMT. Also, consolidation of customers and competitors could reduce demand for

HMT's products. For example, during fiscal 1999, Komag purchased Western Digital's U.S. media manufacturing operations, and Western Digital signed a long-term volume purchase agreement in connection with the sale. In addition, during April 2000, Trace Corporation announced its intention to buy MMC Technology, Inc.

     Furthermore, there can be no assurance that other current and potential customers will not acquire or develop capacity to produce thin-film disks for internal use. Any such changes could have a material adverse effect on HMT's business, operating results and financial condition. Announcement or implementation of any of the following by HMT's competitors could have a material adverse effect on HMT's business, operating results and financial condition: changes in pricing, product introductions, increases in production capacity, changes in product mix and technological innovation. Specifically, the thin-film disk industry is characterized by intense price competition. HMT experienced significant pricing pressure during fiscal 2000, and there can be no assurance that HMT will not experience increased price competition in the future. Pricing pressure has included, and may in the future include, demands for discounts, long-term supply commitments and extended payment terms. Any increase in price competition could have a material adverse effect on HMT's business, operating results and financial condition.

     During fiscal 2000, many of HMT's competitors and customers had excess disk manufacturing capacity, resulting in industry capacity in excess of levels of demand. As a result, HMT and many of its customers and competitors have experienced poor operating results. During fiscal 2000, HMT recorded a net loss of $51.6 million, primarily a result of declining demand and increased competition.

     These increased levels of competition could have further material adverse effects on HMT's business, operating results and financial condition.

RAPID TECHNOLOGICAL CHANGE

     Rapid technological development and short product life cycles have characterized the thin-film disk industry. Product life cycles typically range from nine to twelve months. As a result, HMT must continually anticipate, and adapt its products to meet, demand for increased storage capacity. Although HMT is continually developing new products and production techniques, there can be no assurance that HMT will be able to anticipate technological advances in disk drives and develop products incorporating such advances in a timely manner or to compete effectively against its competitors' new products. In addition, there can be no assurance that customers will certify HMT's products for inclusion in new disk drive products. HMT anticipates continued changes in the requirements of the disk drive industry and thin-film disk manufacturing technologies, and there can be no assurance that the future technological innovations will not reduce demand for thin-film disks. HMT's business, operating results and financial condition will be materially adversely affected if HMT's efforts are not successful, if the technologies that HMT has chosen not to develop prove to be competitive alternatives or if any trend develops toward technology that would replace thin-film disks as a storage medium.

DEPENDENCE ON SUPPLIERS

     HMT relies on a limited number of suppliers for many materials used in its manufacturing processes, including aluminum blanks, substrates, sputter targets, plating chemicals, abrasive tapes and slurries, certifier heads and certain other materials. In general, HMT seeks to have two or three suppliers for its requirements; however, there can be no assurance that HMT can secure more than one source for all of its materials requirements in the future or that its suppliers will be able to meet HMT's requirements on a timely basis or on acceptable terms. Shortages have occurred in the past, and there can be no assurance that shortages will not occur in the future, or that materials will be available without longer lead times. Moreover, changing suppliers for certain materials, such as lube or buffing tape, may require that the product be requalified with each customer. Requalification could prevent an early design-in, or could prevent or delay continued participation in disk drive programs for which HMT's products have been qualified. In addition, long lead times are required to obtain many materials. Regardless of whether these materials are available from established or new sources of supply, these lead times could impede HMT's ability to quickly respond to changes in demand and product requirements. Furthermore, a significant increase in the price of one or more of these materials could adversely affect HMT's business, operating results and financial condition. In addition, there are only a limited number of providers for thin-film disk manufacturing equipment, such as sputtering machines, glide testers and certifiers, and ordering additional equipment for replacement or expansion requires long lead times, limiting the rate and flexibility of capacity expansion. Any limitations on, or delays in, the supply of materials or equipment could disrupt HMT's production volume and could have a material adverse effect on HMT's business, operating results and financial condition.

PROCESS QUALITY CONTROL RISKS

     The manufacture of HMT's high-performance thin-film disks requires a tightly controlled multi-stage process and the use of high-quality materials. Efficient production of HMT's products requires utilization of advanced manufacturing techniques and clean room facilities. Disk fabrication occurs in a highly controlled, clean environment to minimize dust and other yield- and quality-limiting contaminants. Despite stringent manufacturing controls, weaknesses in process control or minute impurities in materials may cause a substantial percentage of the disks in a lot to be defective. The success of HMT's manufacturing operation depends in part on HMT's ability to maintain process control and minimize such impurities in order to maximize its yield of acceptable high-quality disks. Minor variations from HMT's specifications could have a disproportionately adverse impact on manufacturing yields. For example, in the quarter ended March 31, 1995, HMT's operating results were materially adversely affected by chlorine contamination of its thin-film disk products that it believes resulted from chlorine contamination of disk carriers provided by one of its suppliers. While HMT has implemented procedures to monitor its manufacturing process and the quality of production materials, there can be no assurance that such procedures will be adequate.

NEED FOR ADDITIONAL FINANCING

     The disk media business is capital intensive, and HMT believes that in order to remain competitive, it may require additional financing resources over the next several years for capital expenditures, working capital and research and development. Among other things, HMT's customers prefer suppliers that can meet a substantial portion of their volume requirements, so HMT will need to expand its manufacturing capacity to remain competitive. HMT currently expects to spend approximately $10 million on capital expenditures principally directed towards the maintenance and upgrade of production equipment over the next twelve months. HMT believes that existing cash balances, cash generated from operations and funds available under its credit facility will provide adequate cash to fund its operations for at least the next twelve months. Additional sources of long-term liquidity could include cash generated from operations and debt and equity financings. If it were to resume a facilities expansion, HMT could require additional capital. As of March 31, 2000, HMT had approximately $75.9 million in working capital, including approximately $55.3 million in cash and cash equivalents. In addition, HMT's operations generated cash flow of $4.6 million during the fiscal year ended March 31, 2000.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

     Although HMT attempts to protect its intellectual property rights through patents, copyrights, trade secrets and other measures, there can be no assurance that HMT will be able to protect its technology adequately or that competitors will not be able to develop similar technology independently. HMT has 51 patents and nine pending patent applications in the United States. In addition, HMT has nine foreign patents. Patents may not be issued with respect to HMT's pending patent applications, and its issued patents may not be sufficiently broad to protect HMT's technology. No assurance can be given that any patent issued to HMT will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide adequate protection to HMT's products. In addition, HMT has only limited patent rights outside the United States, and the laws of certain foreign countries may not protect HMT's intellectual property rights to the same extent as do the laws of the United States.

     HMT is from time to time notified by third parties that it may be infringing patents owned by such third parties. If necessary, HMT may have to seek a license under such patents or modify its products and processes in order to avoid infringement of such patents. There can be no assurance that such a license would be available on acceptable terms, if at all, or that HMT could so avoid infringement of such patents, in which case HMT's business, operating results and financial condition could be materially adversely affected.

     Litigation may be necessary to enforce HMT's patents, copyrights or other intellectual property rights, to protect HMT's trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or claims for indemnification resulting from infringement claims by third parties. Such litigation, even if successful, could result in substantial costs and diversion of resources and could have a material adverse effect on HMT's business, operating results and financial condition.

DEPENDENCE ON KEY PERSONNEL

     HMT's future operating results depend in significant part upon the continued contributions of its officers and personnel, many of whom would be difficult to replace. HMT does not have employment agreements with any employee. The loss of its officers or other key personnel, who are critical to HMT's success, could have a material adverse effect on the business, operating results and financial condition of HMT. In addition, HMT's future operating results depend in part upon HMT's ability to attract, train, retain and motivate other qualified management, technical, manufacturing, sales and support personnel for its operations. Competition for such personnel is intense, especially since many of HMT's competitors are located near HMT's facilities in Fremont, California. Among the competitive factors in attracting personnel are compensation and benefits, equity incentives and geographic location. There can be no assurance that HMT will be successful in attracting or retaining such personnel. The loss of the services of existing personnel as well as the failure to recruit additional personnel could materially adversely effect HMT's business, operating results and financial condition.

DEPENDENCE ON FREMONT MANUFACTURING FACILITIES; ENVIRONMENTAL ISSUES

     HMT's Fremont facilities, which currently account for all of its finished products, are located near major earthquake faults. Disruption of operations at any of HMT's facilities for any reason, including power failures, work stoppages or natural disasters such as fire, floods or earthquakes, would cause delays in, or an interruption of, production and shipment of products, which could materially adversely affect HMT's business, operating results and financial condition.

     HMT's operations and manufacturing processes are subject to certain environmental laws and regulations, which govern HMT's use, handling, storage, transportation, disposal, emission and discharge of hazardous materials and wastes, the pre-treatment and discharge of process waste waters and its emission of air pollutants. HMT has from time to time been notified of minor violations of environmental laws and regulations. These violations have been corrected in all material respects without undue expense. Additionally, existing waste water treatment facilities and air emission control devices are being upgraded to accommodate increased production and more restrictive environmental discharge levels. Environmental laws and regulations, however, may become more stringent over time, and there can be no assurance that HMT's failure to comply with either present or future laws or regulations, which may become more stringent, would not subject HMT to significant compliance expenses, production suspension or delay, restrictions on expansion or the acquisition of costly equipment.

RISKS OF INTERNATIONAL SALES

     In fiscal 2000, 1999 and 1998, substantially all of HMT's net sales consisted of products delivered to customers in Asia, primarily foreign subsidiaries of U.S. companies, and HMT anticipates that the substantial majority of its products will be delivered to customers outside of the United States for the foreseeable future. Accordingly, HMT's operating results are subject to the risks of doing business in foreign jurisdictions, including compliance with, or changes in, the law and regulatory requirements of foreign jurisdictions, local content rules, taxes, tariffs or other barriers and transportation delays and other interruptions. Although presently all of HMT's sales are made in U.S. dollars, there can be no assurance that future international sales will not be denominated in foreign currency.

ANTI-TAKEOVER EFFECTS

     Certain provisions of HMT's Amended and Restated Certificate of Incorporation and Bylaws and Delaware law, including the provisions of Section 203 of the Delaware General Corporation Law, which restrict the ability of a substantial stockholder to acquire HMT, may discourage certain transactions involving a change in control of HMT. In addition to the foregoing, the ability of the Board of Directors to issue "blank check" preferred stock without further stockholder approval could have the effect of delaying, deferring or preventing a change in control of HMT.

VOLATILITY OF CONVERTIBLE NOTE AND COMMON STOCK PRICES

     The trading price of HMT's common stock could be subject to wide fluctuations in response to a variety of factors, including quarterly variations in operating results, announcements of technological innovations or new products by HMT, its customers or its competitors, developments in patents or other intellectual property rights, general conditions in the computer or disk drive industry, comments made by analysts, including changes in analysts estimates, and general economic and market conditions. Additionally, the stock markets in general, and the market for technology stocks in particular, has experienced extreme price volatility in recent years. This volatility has often had a substantial effect on the market prices of many technology companies for reasons unrelated or disproportionate to the operating performance of such companies. Broad market fluctuations could have a significant impact on the market price of HMT's common stock.

     Various factors such as changes in prevailing interest rates or changes in perceptions of HMT's creditworthiness could cause the market price of HMT's
5 3/4% convertible subordinated notes due calendar 2004 to fluctuate significantly. The trading price of the convertible notes could also be significantly affected by the market price of HMT's common stock, which could be subject to wide fluctuations in response to a variety of factors as discussed above.

RIGHTS OF HMT STOCKHOLDERS WILL CHANGE AFTER THE MERGER

     Following the merger, HMT stockholders will become Komag stockholders. There are important differences between the rights of HMT stockholders and the rights of Komag stockholders. For a description of these differences, see "Comparison of Rights of Holders of HMT Common Stock and Komag Common Stock" on page 69.

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

                               THE KOMAG MEETING

DATE, TIME AND PLACE OF KOMAG'S SPECIAL MEETING

     The date, time and place of the special meeting of Komag stockholders are as follows:

                                           , 2000
                             9:00 A.M. PACIFIC TIME
                            1710 AUTOMATION PARKWAY
                           SAN JOSE, CALIFORNIA 95131

PURPOSE OF THE SPECIAL MEETING

     The special meeting is being held so that Komag stockholders may consider and vote upon a proposal to approve the issuance of Komag common stock in a merger with HMT Technology Corporation that will cause HMT to become a wholly owned subsidiary of Komag, a proposal to amend Komag's Amended and Restated Certificate of Incorporation to increase the authorized number of shares of common stock by 100,000,000 shares to a total of 250,000,000 shares and such other business as may properly come before the special meeting. The merger agreement is included as Annex A to this joint proxy statement/ prospectus. If the merger is approved, among other things:

     - KHM, Inc., a wholly owned subsidiary of Komag, will merge with and into HMT.

     - Komag will issue shares of common stock in the merger as contemplated by the merger agreement. Komag will issue 0.9094 of a share of Komag common stock for each share of outstanding HMT common stock.

RECORD DATE AND OUTSTANDING SHARES

     Komag's board of directors has fixed the close of business on          ,
2000 as the record date for the special meeting. Only holders of record of Komag common stock at the close of business on the record date are entitled to notice of and to vote at the meeting. As of the close of business on the record date,
there were [               ] shares of Komag common stock outstanding and
entitled to vote, held of record by approximately [               ]
stockholders, although Komag has been informed that there are in excess of
[               ] beneficial owners.

VOTE AND QUORUM REQUIRED

     Holders of Komag's common stock are entitled to one vote for each share held as of the record date. Approval of each of the proposals to be voted upon by Komag stockholders requires the affirmative vote of a majority of the total voting power of the outstanding common stock of Komag present in person or represented by proxy at the meeting. Attendance at the meeting in person or by proxy of a majority of the outstanding common stock of Komag is required for a quorum.

     The holders of approximately [     ]% of the outstanding shares of Komag as
of the record date have agreed, pursuant to voting agreements with HMT, to vote for approval of the issuance of Komag common stock in the merger.

     On the record date, directors, executive officers and affiliates of Komag
as a group beneficially owned approximately [               ] shares of Komag
common stock.

ABSTENTIONS; BROKER NON-VOTES

     Abstentions will be included in determining the number of shares present and voting at the meeting and will have the same effect as votes against these proposals. In the event that a broker, bank, custodian, nominee or other record holder of Komag common stock indicates on a proxy that it does not have discretionary authority to vote certain shares on a particular matter, which is called a broker non-vote, those shares will not be considered for purposes of determining the number of shares entitled to vote with respect to a particular proposal on which the broker has expressly not voted, but will be counted for purposes of determining the presence or absence of a quorum for the transaction of business.

EXPENSES OF PROXY SOLICITATION

     Komag will pay the expenses of soliciting proxies to be voted at the meeting. Following the original mailing of the proxy and other soliciting materials, Komag and its agents may also solicit proxies by mail, telephone, telegraph or in person. Following the original mailing of the proxy and other soliciting materials, Komag will request brokers, custodians, nominees and other record holders of Komag common stock to forward copies of the proxy and other soliciting materials to persons for whom they hold shares of Komag common stock and to request authority for the exercise of proxies. In such cases, Komag upon the request of the record holders, will reimburse such holders for their reasonable expenses.

PROXIES

     The proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the Komag board of directors for use at the meeting. Please complete, date and sign the accompanying proxy and promptly return it in the enclosed envelope or otherwise mail it to Komag. All properly signed proxies that Komag receives prior to the vote at the meeting and that are not revoked will be voted at the meeting according to the instructions indicated on the proxies or, if no direction is indicated, to approve the issuance of Komag common stock in the merger and to approve the amendment to Komag's Amended and Restated Certificate of Incorporation. You may revoke your proxy at any time before it is exercised at the meeting by taking any of the following actions:

     - Delivering a written notice to the Secretary of Komag by any means, including facsimile, bearing a date later than the date of the proxy, stating that the proxy is revoked.

     - Signing and delivering a proxy relating to the same shares and bearing a later date prior to the vote at the meeting.

     - Attending the meeting and voting in person, although attendance at the meeting will not, by itself, revoke a proxy. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must bring to the meeting a letter from the broker, bank or other nominee confirming your beneficial ownership of the shares.

     Komag's board of directors does not know of any matter that is not referred to in this joint proxy statement/prospectus to be presented for action at the meeting. If any other matters are properly brought before the meeting, the persons named in the proxies will have discretion to vote on such matters in accordance with their best judgment.

NO KOMAG APPRAISAL RIGHTS

     Holders of Komag common stock are not entitled to appraisal rights under the Delaware General Corporation Law because Komag is not a constituent corporation to the merger under the Delaware General Corporation Law.

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

                                THE HMT MEETING

DATE, TIME AND PLACE OF HMT'S SPECIAL MEETING

     The date, name and place of the special meeting of HMT stockholders are as follows:

                                           , 2000
                             9:00 a.m. Pacific Time
                                1055 Page Avenue
                           Fremont, California, 94538

PURPOSE OF THE SPECIAL MEETING

     The special meeting is being held so that HMT stockholders may consider and vote upon a proposal to adopt the Agreement and Plan of Reorganization and approve the merger with Komag, Incorporated that will cause HMT to become a wholly owned subsidiary of Komag, a proposal to approve the HMT Employee Stock Purchase Plan, as amended, to increase the aggregate number of shares of HMT common stock authorized for issuance under such plan by 1,000,000 shares and such other business as may properly come before the special meeting. The merger agreement is included as Annex A to the attached this joint proxy statement/prospectus. If the merger agreement is approved, among other things:

     - KHM, Inc., a wholly owned subsidiary of Komag, will merge with and into HMT.

     - Komag will issue shares of common stock in the merger as contemplated by the merger agreement. Komag will issue 0.9094 of a share of Komag common stock for each share of outstanding HMT common stock.

RECORD DATE AND OUTSTANDING SHARES

     HMT's board of directors has fixed the close of business on          , 2000
as the record date for the special meeting. Only holders of record of HMT common stock at the close of business on the record date are entitled to notice of and to vote at the meeting. As of the close of business on the record date, there
were [          ] shares of HMT common stock outstanding and entitled to vote,
held of record by approximately [     ] stockholders, although HMT has been
informed that there are in excess of [     ] beneficial owners.

VOTE AND QUORUM REQUIRED

     Holders of HMT common stock are entitled to one vote for each share held as of the record date. Approval of the proposal to adopt and approve the merger agreement and the merger to be voted upon by HMT stockholders requires the affirmative vote of a majority of the total voting power of the outstanding common stock of HMT entitled to vote. Approval of the proposal to approve the HMT Employee Stock Purchase Plan, as amended, to be voted upon by HMT stockholders requires the affirmative vote of a majority of the total voting power of the outstanding common stock present in person or represented by proxy at the meeting. Attendance at the meeting in person or by proxy of a majority of the outstanding common stock of HMT as required for a quorum.

     The holders of approximately [   ]% of the outstanding shares of HMT have
agreed to vote for the adoption of the merger agreement and approval of the merger pursuant to voting agreements with Komag.

     On the record date, directors, executive officers and affiliates of HMT as
a group beneficially owned approximately [          ] shares of HMT common
stock.

ABSTENTIONS; BROKER NON-VOTES

     Abstentions will be included in determining the number of shares present and voting at the meeting and will have the same effect as votes against these proposals. In the event that a broker, bank, custodian, nominee or other record holder of HMT common stock indicates on a proxy that it does not have discretionary authority to vote certain shares on a particular matter, which is called a broker non-vote, those shares will not be considered for purposes of determining the number of shares entitled to vote with respect to a particular proposal on which the broker has expressly not voted, but will be counted for purposes of determining the presence or absence of a quorum for the transaction of business.

EXPENSES OF PROXY SOLICITATION

     HMT will pay the expenses of soliciting proxies to be voted at the meeting. Following the original mailing of the proxies and other soliciting materials, HMT and its agents also may solicit proxies by mail, telephone or in person. Following the original mailing of the proxies and other soliciting materials, HMT will request brokers, custodians, nominees and other record holders of HMT common stock to forward copies of the proxy and other soliciting materials to persons for whom they hold shares of HMT common stock and to request authority for the exercise of proxies. In such cases, HMT, upon the request of the record holders, will reimburse such holders for their reasonable expenses.

PROXIES

     The proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the HMT board of directors for use at the meeting. Please complete, date and sign the accompanying proxy and promptly return it in the enclosed envelope or otherwise mail it to HMT. All properly signed proxies that HMT receives prior to the vote at the meeting and that are not revoked will be voted at the meeting according to the instructions indicated on the proxies or, if no direction is indicated, to adopt the merger agreement and approve the merger and to approve HMT's Employee Stock Purchase Plan, as amended. You may revoke your proxy at any time before it is exercised at the meeting by taking any of the following actions:

     - Delivering a written notice to the Secretary of HMT by any means, including facsimile, bearing a date later than the date of the proxy, stating that the proxy is revoked.

     - Signing and delivering a proxy relating to the same shares and bearing a later date prior to the vote at the meeting.

     - Attending the meeting and voting in person, although attendance at the meeting will not, by itself, revoke a proxy. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must bring to the meeting a letter from the broker, bank or other nominee confirming your beneficial ownership of the shares.

     HMT's board of directors does not know of any matter that is not referred to in this joint proxy statement/prospectus to be presented for action at the meeting. If any other matters are properly brought before the meeting, the persons named in the proxies will have discretion to vote on such matters in accordance with their best judgment.

NO HMT APPRAISAL RIGHTS

     Under Section 262 of the Delaware General Corporation Law, HMT stockholders who do not vote in favor of our consent to a merger are not entitled to appraisal rights if the stock subject to such merger is designated as a national market system security on an interdealer quotation system by the Nasdaq Association of Securities Dealers, Inc., and the consideration to be received in such merger consists of a stock listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the Nasdaq Association of Securities Dealers, Inc. Because the Nasdaq National Market is designated as such a system and the HMT and Komag common stock are quoted on the Nasdaq National Market, holders of HMT common stock are not entitled to appraisal rights with respect to the merger.

   HMT STOCKHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES AT THIS TIME.

                      SPECIAL FACTORS REGARDING THE MERGER

BACKGROUND OF THE MERGER AND RELATED AGREEMENTS

     Komag is regularly involved in the review of companies with which it may form strategic partnerships to further its objectives in the thin-film media manufacture market. Due to declining unit demand, there has been tremendous excess capacity in the industry. Komag's board of directors has long discussed possible combinations in the industry and whether moves in that direction would be appropriate. In 1998, Komag and HMT began a series of infrequent discussions on the challenges of the market.

     Late in August of 1999, members of HMT's management met with Thian Hoo Tan, Komag's president and chief executive officer, and other members of Komag's management to discuss potential strategic opportunities for the two companies and the benefits of such opportunities.

     Members of HMT's management met again with members of Komag's management to discuss the benefits of a potential strategic partnership in October of 1999.

     A proposal from HMT for a potential strategic partnership was discussed at Komag's board meeting on November 3, 1999, but the board decided not to pursue the proposal.

     Late in December of 1999, George Hall, HMT's executive vice president of manufacturing, and Mr. Tan met at a social occasion. Both agreed that a meeting between Ronald Buschur, HMT's president and chief operating officer, and Mr. Tan was in order since Mr. Buschur had recently been appointed president of HMT.

     No further meetings or discussions ensued until Mr. Tan spoke to Mr. Hall and Mr. Buschur in February of 2000 about potential strategic opportunities.

     In March of 2000, members of HMT's and Komag's management had several meetings to discuss the benefits of a potential strategic partnership.

     On April 6, 2000, HMT's management briefed HMT's board of directors on the status of discussions with Komag. After discussion, the HMT board authorized the management team to continue to explore a potential strategic transaction with Komag and to involve HMT's financial advisors.

     Between April 6, 2000 and April 11, 2000, a larger subset of HMT's and Komag's management teams met and began conducting due diligence.

     On April 12, 2000, HMT management and Salomon Smith Barney, HMT's financial advisor, discussed with the HMT board the potential strategic transaction with Komag, including a presentation by the financial advisors regarding the financial terms of such transaction.

     On April 14, 2000, HMT management briefed the HMT board on recent developments.

     On April 18, 2000, Komag's management team, HMT's management team and each of their financial advisors and attorneys met to begin formal due diligence and discuss the terms of a potential strategic combination.

     On April 19, 2000, HMT management and its financial advisors briefed the HMT board on recent developments.

     On April 20, 2000, Komag's board of directors discussed the potential strategic combination after being briefed by management on recent developments. The board authorized management to continue discussions.

     On April 21, 2000, HMT management and its financial advisors briefed the HMT board on recent developments, including a presentation by the financial advisors regarding the financial terms of the transaction. After discussion the HMT board authorized management to continue discussions.

     On April 23, 2000, Komag's board of directors discussed the potential business combination further after further updates from management and Komag's attorneys on their investigations and negotiations and a presentation by Komag's financial advisors. The board authorized management to continue negotiations.

     On April 24, 2000, HMT management and its financial advisors briefed the HMT board on recent developments. After discussion the HMT board authorized HMT's management to continue discussions.

     On April 25, 2000, Komag's board of directors met to review the final terms of the transaction documents and received the oral opinion, subsequently confirmed in writing, of Chase H&Q, its financial advisor, that the exchange ratio in the proposed merger was fair from a financial point of view to Komag. Thereafter, the board of directors of Komag unanimously approved the merger and the merger agreement.

     On April 25, 2000, HMT's board of directors discussed the final terms of the transaction documents and received the verbal opinion, subsequently confirmed in writing, from Salomon Smith Barney, that the exchange ratio was fair from a financial point of view to the common stockholders of HMT as of that date. After further discussion, the board of directors of HMT unanimously approved the merger with Komag and the merger agreement.

     On April 26, 2000, Komag and HMT announced the execution of the merger agreement.

KOMAG'S REASONS FOR THE MERGER

     In deciding to approve the merger and the merger agreement, the Komag board of directors concluded that creating a wholly owned subsidiary to merge with and into HMT was in the best interests of Komag and its stockholders. In reaching this decision, the Komag board discussed and considered several potential benefits created by the pending business combination:

     - Merging with HMT will expand Komag's research and development resources.

     - Merging with HMT will allow Komag to expand a low cost-manufacturing model in part by allowing it to increase the scale of its manufacturing.

     - Merging with HMT should expand the functionality and breadth of Komag's product offerings by allowing Komag the use of HMT's technology and complimentary equipment set.

     The discussion of the information and factors considered by the Komag board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the merger, the Komag board did not find it practicable to, and did not quantify or otherwise assign relative weight to, the specific factors considered in reaching its determination.

RECOMMENDATION OF KOMAG'S BOARD OF DIRECTORS

     AFTER CAREFUL CONSIDERATION, THE KOMAG BOARD OF DIRECTORS HAS DETERMINED THE MERGER AGREEMENT AND THE MERGER TO BE FAIR TO AND IN THE BEST INTERESTS OF THE KOMAG STOCKHOLDERS. IN CONNECTION WITH THE MERGER, KOMAG'S BOARD OF DIRECTORS RECOMMENDS APPROVAL OF THE ISSUANCE OF SHARES OF KOMAG COMMON STOCK IN THE MERGER AS DESCRIBED IN THIS JOINT PROSPECTUS/PROXY STATEMENT.

HMT'S REASONS FOR THE MERGER

     In deciding to approve the merger and the merger agreement, the HMT board of directors concluded that merging with Komag was in the best interest of HMT and its stockholders.

     In reaching this decision, the HMT board discussed and considered several potential benefits created by the pending business combination:

     - Merging with Komag will allow the combined company to better compete against Asian-based suppliers of rigid disk media.

     - Merging with Komag will allow the combined company to develop a more competitive and comprehensive technology solution for customers than either company could on a stand-alone basis.

     - Merging with Komag will allow the combined company to integrate HMT's advanced process technology with Komag's offshore manufacturing facilities to create lower cost products.

     - Merging with Komag will allow the combined company to better meet future financing requirements in a capital-intensive line of business.

     - Merging with Komag will allow the combined company to eliminate duplicative overhead and administrative costs, streamline operations and make more efficient use of existing production capacity.

     - Merging with Komag will allow the combined company to achieve economies of scale and expand research and development innovations across a broader product line.

     - Merging with Komag will allow the combined company to serve an expanded and more diversified customer base.

RECOMMENDATION OF HMT'S BOARD OF DIRECTORS

     AFTER CAREFUL CONSIDERATION, THE HMT BOARD OF DIRECTORS HAS DETERMINED THE MERGER AGREEMENT AND THE MERGER TO BE FAIR TO AND IN THE BEST INTERESTS OF THE HMT STOCKHOLDERS. IN CONNECTION WITH THE MERGER, HMT'S BOARD OF DIRECTORS RECOMMENDS THE ADOPTION OF THE MERGER AGREEMENT AS DESCRIBED IN THIS JOINT PROSPECTUS/PROXY STATEMENT.

OPINION OF KOMAG'S FINANCIAL ADVISOR

     Komag engaged Chase H&Q, a division of Chase Securities Inc., to act as a financial advisor to Komag in connection with the proposed merger. The Komag board of directors selected Chase H&Q to act as a financial advisor based on Chase H&Q's qualifications, expertise and reputation, as well as Chase H&Q's historic investment banking relationship and familiarity with Komag. Chase H&Q delivered its oral opinion on April 25, 2000, subsequently confirmed in writing, to the Komag board of directors that, as of such date, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Chase H&Q, the exchange ratio in the proposed merger was fair from a financial point of view, to Komag.

     THE FULL TEXT OF THE OPINION DELIVERED BY CHASE H&Q TO THE KOMAG BOARD OF DIRECTORS, DATED APRIL 25, 2000, WHICH SETS FORTH THE ASSUMPTIONS MADE, GENERAL PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE SCOPE OF REVIEW UNDERTAKEN BY CHASE H&Q IN RENDERING ITS OPINION, IS ATTACHED AS ANNEX B TO THIS JOINT PROSPECTUS/PROXY STATEMENT AND IS INCORPORATED HEREIN BY REFERENCE. THE CHASE H&Q OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY KOMAG STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE WITH RESPECT TO THE MERGER AGREEMENT. THE SUMMARY OF THE CHASE H&Q OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION ATTACHED HERETO AS ANNEX B. KOMAG STOCKHOLDERS ARE URGED TO READ THE OPINION CAREFULLY IN ITS ENTIRETY.

     In reviewing the proposed transactions, and in arriving at its opinion, Chase H&Q, among other things:

     - reviewed the publicly available consolidated financial statements of Komag for recent years and interim periods to date and certain other relevant financial and operating data of Komag made available to Chase H&Q from published sources and from the internal records of Komag;

     - reviewed certain internal financial and operating information, including certain projections, relating to Komag prepared by the management of Komag;

     - discussed the business, financial condition and prospects of Komag with certain members of Komag senior management;

     - reviewed the publicly available consolidated financial statements of HMT for recent years and interim periods to date and certain other relevant financial and operating data of HMT made available to Chase H&Q from published sources and from the internal records of HMT;

     - reviewed certain internal financial and operating information, including certain projections, relating to HMT prepared by the senior management of HMT;

     - discussed the business, financial condition and prospects of HMT with certain members of senior management from HMT;

     - reviewed certain pro forma combined projected financial and operating information prepared by the senior management of Komag;

     - reviewed the recent reported prices and trading activity for the common stocks of Komag and HMT and compared such information and certain financial information for Komag and HMT with similar information for certain other companies engaged in businesses Chase H&Q considered comparable;

     - reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions;

     - reviewed the merger agreement; and

     - performed such other analyses and examinations and considered such other information, financial studies, analyses and investigations and financial, economic and market data as Chase H&Q deemed relevant.

     Chase H&Q did not assume responsibility for independent verification of, and did not independently verify, any of the information concerning Komag or HMT considered in connection with its review of the proposed transactions, including without limitation any financial information, forecasts or projections, considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Chase H&Q assumed and relied upon the accuracy and completeness of all such information. In connection with its opinion, Chase H&Q did not prepare or obtain any independent valuation or appraisal of any of the assets or liabilities of Komag or HMT, and it did not conduct a physical inspection of the properties and facilities of Komag or HMT. With respect to the financial forecasts and projections relating to Komag, prepared by Komag management, and relating to HMT, prepared by HMT management and reviewed by Komag management, and relating to the pro forma combined company, prepared by Komag management used in its analysis, Chase H&Q assumed that they reflected the best currently available estimates and judgments of the expected future financial performance of Komag and HMT, and Chase H&Q expressed no view as to the reasonableness of such forecasts and projections or the assumptions on which such forecasts or projections were based. For the purposes of its opinion, Chase H&Q also assumed that neither Komag nor HMT was a party to any pending transactions, including without limitation external recapitalizations or material merger or acquisition discussions, other than the proposed merger and transactions in the ordinary course of conducting their respective businesses. Komag advised Chase H&Q, and for purposes of its opinion Chase H&Q assumed, that the proposed merger would be tax-free to each of Komag and HMT and would be treated as a purchase for financial accounting purposes.

     In performing its analyses, Chase H&Q used financial forecasts and projections prepared by Komag and HMT management as well as published research analyst estimates of financial performance of Komag and HMT which are based on numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Komag, HMT or Chase H&Q. The analyses performed by Chase H&Q and summarized below are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Komag, HMT or their respective advisors, neither Komag, Chase H&Q nor any other person assumes responsibility if future results or actual values are materially different from the results of analyses based on forecasts or assumptions. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be acquired or bought or sold.

     Chase H&Q's opinion is necessarily based upon market, economic, financial and other conditions as they existed and can be evaluated as of the date of the opinion and any subsequent change in such conditions would require a reevaluation of such opinion. Although subsequent developments may affect its opinion, Chase H&Q has assumed no obligation to update, revise or reaffirm it.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to summary description. The summary of Chase H&Q's analyses set forth below summarizes the material analyses presented to the Komag board of directors but is not a complete description of the presentation by Chase H&Q to the Komag board of directors or the analysis performed by Chase H&Q in connection with preparing its opinion. In arriving at its opinion, Chase H&Q did not attribute any particular weight to any analyses or factors considered by it, but rather made subjective, qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Chase H&Q believes that its analyses and the summary set forth below must be considered as a whole and that selecting portions of its analyses, without considering all analyses, or of the following summary, without considering all factors and analyses, could create an incomplete view of the processes underlying the analyses set forth in the Chase H&Q presentation to the Komag board of directors and Chase H&Q's opinion.

     The terms of the proposed merger were determined through negotiations between Komag and HMT and were approved by the Komag board of directors. Although Chase H&Q provided advice to Komag during the course of these negotiations, the decision to enter into the merger was solely that of the Komag board of directors. As described above, the opinion of Chase H&Q and its presentation to the Komag board of directors were only one of a number of factors taken into consideration by the Komag board of directors in making its determination to approve the proposed merger.

     The following is a brief summary of the material financial analyses performed by Chase H&Q in connection with providing its opinion to the Komag board of directors on April 25, 2000. The summary includes information presented in tabular format. You should read these tables together with the text of each summary, because the tables alone are not a complete description of the financial analysis.

     ANALYSIS OF 3 MONTH HIGH/LOW PRICE PER SHARE. This analysis reviews the historical closing share prices of HMT's common stock. Chase H&Q observed the actual historical 3 month high and low closing prices for HMT common stock. The results of such analysis are set forth below:

                                                         3-MONTH LOW    3-MONTH HIGH
                                                         -----------    ------------
Price Per Share........................................     $1.88          $4.19

     Chase H&Q compared these results to the proposed implied offer value per share of $2.79, based on the closing price of Komag common stock of $3.03 on April 25, 2000.

     ANALYSIS OF HMT USING KOMAG'S MULTIPLES. This analysis imputes a value for HMT common stock based on Komag's trading multiples. Chase H&Q calculated the implied value per share of HMT common stock utilizing Komag's actual and projected revenue multiples for calendar year 1999 and 2000 and book value multiple. Komag's actual and projected revenues multiples were calculated based on dividing Komag's enterprise value, which is defined as the Komag share price, as of April 25, 2000, multiplied by the number of shares outstanding plus debt less cash, both as of March 31, 2000, by Komag's actual revenues in 1999 and publicly available research analyst estimates for Komag's 2000 revenues. Komag's book value multiple was calculated by dividing Komag's equity value, which is defined as Komag's share price, as of April 25, 2000, multiplied by the number of shares outstanding, by Komag's book value as of March 31, 2000. Chase H&Q applied these multiples to HMT's actual and projected operating statistics, based on HMT management projections, to arrive at an implied value per share. The results of such analysis were as follows:

                                                       REVENUES    REVENUES    BOOK
                                                         1999       2000E      VALUE
                                                       --------    --------    -----
Implied Price Per Share..............................   $1.54       $1.71      $6.82

     Chase H&Q compared these results to the proposed implied offer value per share of $2.79, based on the closing price of Komag common stock of $3.03 on April 25, 2000.

     ANALYSIS OF SELECTED TRANSACTIONS. This analysis provides a valuation range based on financial information of selected public companies that have been recently acquired and are in similar industries as the business being evaluated. Chase H&Q compared the proposed merger with 16 selected mergers and acquisitions transactions involving companies in the data storage industry. The acquirors and targets in the transactions that Chase H&Q deemed comparable to the proposed merger were:

     - Seagate Technology/Veritas Software and Investor Group

     - Headway Technologies/TDK Corporation

     - ConvergeNet/Dell Computers

     - Cygnet Storage-12 Inch Library/Plasmon PLC

     - Artecon Inc/Box Hill Systems Corp

     - Breece Hill/Global Maintech Corp

     - Western Digital Corp. Media Business/Komag

     - Crag Technologies/Western Digital Corp

     - SyQuest/Iomega

     - EMASS, Inc./Advanced Digital Information Corp

     - ATL Products, Inc./Quantum Corp.

     - Artecon Inc./Storage Dimensions Inc.

     - Quinta Corporation/Seagate Technology

     - Conner Peripherals/Seagate Technology

     - Sunward Technologies/Read-Rite Corporation

     - Amperif/Storage Technology

     In examining these transactions, Chase H&Q analyzed, among other things, the multiples of the transaction value, which is defined as the offer price per share multiplied by the number of target shares outstanding plus debt less cash, for the period immediately preceding the announcement date, to revenues of the target for the last four fiscal quarters preceding the public announcement of the transaction. The multiples for the selected transactions were based on public information available at the time of public announcement, and Chase H&Q's analysis did not take into account different market and other conditions during the seven-year period during which the selected transactions occurred. Based on its analysis of the precedent transactions, Chase H&Q applied to following multiples to the historical trading performance of HMT:

         SELECTED VALUATION METRIC           MULTIPLE RANGE    IMPLIED VALUE PER SHARE
         -------------------------           --------------    -----------------------
Calendar Year 1999 Revenues................   1.4x to 1.8x         $2.42 to $4.18

     Chase H&Q compared these results to the proposed implied offer value per share of $2.79, based on the closing price of Komag common stock of $3.03 on April 25, 2000.

     PREMIUMS PAID ANALYSIS. This analysis compares the premiums paid over the current market price in recent transactions. Chase H&Q compared the implied premium as of April 25, 2000 of the consideration to be paid in the proposed merger to the implied premiums paid in all $250 million to $500 million public stock-for-stock transactions announced in the last twelve months (33), based on Securities Data Corporation.

     The mean and median of the premiums paid are set forth in the following table:

                           PERIOD                             MEAN     MEDIAN
                           ------                             -----    ------
Premium one trading day prior...............................  30.9%    22.5%
Premium one week prior......................................  37.1%    27.7%
Premium one month prior.....................................  55.4%    47.9%

     Chase H&Q compared the above premiums to the one day, one week and one month prior premiums implied by the proposed merger of 47.0%, 5.0% and 28.9%. In addition, Chase H&Q compared the premiums in the above table to the ratio of the historical price of Komag common stock to the historical price of HMT common stock over various periods.

                                               IMPLIED MARKET    PROPOSED 0.9094 RATIO
                   PERIOD                      EXCHANGE RATIO     TO MARKET EXCHANGE
                   ------                      --------------    ---------------------
April 25, 2000...............................      0.619                  47.0%
10-trading day average.......................      0.789                  15.0%
15-trading day average.......................      0.808                  12.6%
30-trading day average.......................      0.843                   7.8%
90-trading day average.......................      1.053                 (13.7)%

     PRO FORMA REVENUE AND UNIT CONTRIBUTION ANALYSIS. This analysis calculates the relative contribution of Komag and HMT to the combined company, based on selected operating statistics. Chase H&Q calculated the implied percent unit and revenue contribution of both Komag and HMT to the combined company, based on an analysis of actual calendar year 1999 and HMT management's projected calendar year 2000 revenues and units, without adjustment for potential positive or negative synergies resulting from the proposed merger. The results of such analysis are set forth below:

                                            1999       1999      2000       2000
                                            UNITS    REVENUES    UNITS    REVENUES
                                            -----    --------    -----    --------
Komag contribution........................  60.3%     61.8%      64.7%     65.7%
HMT contribution..........................  39.7%     38.2%      35.3%     34.3%

     Chase H&Q compared the above relative contribution statistics to the pro forma ownership of Komag shareholders, based on the proposed exchange ratio, of 64.0%.

     PRO FORMA COMBINATION ANALYSIS. Chase H&Q performed an analysis of the merger on the future EPS before goodwill amortization of Komag based on Komag management estimates for Komag on a stand-alone basis and Komag management estimates for the combined company. Management's pro forma adjustments for the combined company took into account anticipated cost savings, revenue enhancements and other potential effects of the merger. Chase H&Q observed that the merger is slightly dilutive to

Komag's estimated 2001 EPS before goodwill amortization, but has no material impact to Komag's estimated second half of 2001 EPS before goodwill amortization, once the integration of Komag and HMT is completed.

     Chase H&Q observed that no company or transaction used in the above analyses is identical to HMT or the proposed merger, and the reasons for and circumstances surrounding each of the analyzed transactions are inherently different. Accordingly, an analysis of the results of the foregoing is not mathematical; rather it involves complex, qualitative considerations and judgments, reflected in Chase H&Q's opinion, concerning differences in the financial and operating characteristics of the compared companies, the characteristics of the selected transactions and other factors that could affect the public trading values of the comparable companies, Komag and HMT.

     The foregoing description of Chase H&Q's opinion is qualified in its entirety by reference to the full text of such opinion that is attached as Annex B to this joint proxy statement/prospectus.

     Chase H&Q, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Chase H&Q has previously provided investment banking and other financial advisory services to Komag and has received fees for rendering these services. Chase H&Q also has previously provided investment banking and other financial advisory services to HMT and has received fees for rendering these services. In the ordinary course of business, Chase H&Q acts as a market maker and broker in the publicly traded securities of Komag and HMT, receives customary compensation in connection therewith and provides research coverage for Komag and HMT. In the ordinary course of business, Chase H&Q actively trades in the equity and derivative securities of Komag and HMT for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Chase H&Q may in the future provide investment banking or other financial advisory services to Komag or HMT.

     Pursuant to an engagement letter with Chase H&Q, Komag has agreed to pay Chase H&Q a customary fee in connection with the financial advisory services provided by Chase H&Q and the delivery of the fairness opinion. Komag also agreed to reimburse Chase H&Q for its reasonable out-of-pocket expenses and to indemnify Chase H&Q against certain liabilities, including liabilities under the federal securities laws or relating to or arising out of Chase H&Q's engagement as financial advisor.

OPINION OF HMT'S FINANCIAL ADVISOR

     Salomon Smith Barney was retained to act as financial advisor to HMT in connection with the merger. Pursuant to Salomon Smith Barney's engagement letter with HMT, dated October 15, 1999, Salomon Smith Barney rendered an opinion to the HMT board of directors on April 25, 2000, to the effect that, based upon and subject to the considerations and limitations set forth in the opinion, its work described below and other factors it deemed relevant, as of that date, the exchange ratio was fair, from a financial point of view, to the holders of HMT common stock.

     The full text of Salomon Smith Barney's opinion, which sets forth the assumptions made, general procedures followed, matters considered and limits on the review undertaken, is included as Annex C to this document. The summary of Salomon Smith Barney's opinion set forth below is qualified in its entirety by reference to the full text of the opinion. STOCKHOLDERS ARE URGED TO READ SALOMON SMITH BARNEY'S OPINION CAREFULLY AND IN ITS ENTIRETY.

     In arriving at its opinion, Salomon Smith Barney reviewed the merger agreement and held discussions with certain senior officers, directors and other representatives and advisors of HMT and Komag concerning the businesses, operations and prospects of HMT and Komag. Salomon Smith Barney examined publicly available business and financial information relating to HMT and Komag as well as financial forecasts and other information and data for HMT and Komag which were provided to or otherwise discussed with Salomon Smith Barney by the managements of HMT and Komag, including certain strategic implications and operational benefits anticipated to result from the merger. Salomon Smith Barney reviewed the financial terms of the merger as set forth in the reorganization agreement in relation to, among other things:

     - current and historical market prices and trading volumes of HMT common stock and Komag common stock;

     - the historical and estimated earnings and other operating data of HMT and Komag; and

     - the historical and estimated capitalization and financial condition of HMT and Komag.

     Salomon Smith Barney also considered other publicly available information relating to the businesses of other companies whose operations Salomon Smith Barney considered relevant in evaluating those of HMT and Komag. Salomon Smith Barney also evaluated the pro forma financial impact of the merger on Komag, including the potential value to the holders of HMT common stock of the shares of Komag common stock they would receive in the merger based on the projections for the combined company following the merger provided by management. In addition, Salomon Smith Barney conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as it deemed appropriate in arriving at its opinion.

     In rendering its opinion, Salomon Smith Barney assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with Salomon Smith Barney and further relied on the assurances of management of HMT and Komag that they were not aware of any facts that would make any of such information inaccurate or misleading. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with it, Salomon Smith Barney was advised by the managements of HMT and Komag that such forecasts and other information and data had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of HMT and Komag as to the future financial performance of HMT and Komag and the strategic implications and operational benefits anticipated to result from the merger. Salomon Smith Barney expressed no view with respect to such forecasts and other information and data or the assumptions on which they were based. Salomon Smith Barney assumed, with the consent of HMT's board of directors, that the merger will be treated as a tax-free reorganization for U.S. federal income tax purposes. Salomon Smith Barney did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of HMT or Komag nor did Salomon Smith Barney make any physical inspection of the properties or assets of HMT or Komag. With respect to the proposed restructuring of Komag's outstanding indebtedness, Salomon Smith Barney assumed that such restructuring would be completed prior to the merger on the terms described to Salomon Smith Barney by the management of Komag and HMT, and that following such restructuring Komag would be in compliance with all contracts related to its outstanding indebtedness. Salomon Smith Barney further assumed that the merger would be consummated in a timely fashion in accordance with the terms of the reorganization agreement, without waiver of any of the conditions to the merger contained in the reorganization agreement.

     Salomon Smith Barney did not express any opinion as to what the value of Komag common stock actually will be when issued in the merger or the price at which Komag common stock will trade subsequent to the merger. Salomon Smith Barney was not asked to consider, and its opinion did not address, the relative merits of the merger as compared to any alternative business strategies that might exist for HMT or the effect of any other transaction in which HMT might engage. Salomon Smith Barney's opinion necessarily was based on information available to it, and financial, stock market and other conditions and circumstances existing and disclosed to Salomon Smith Barney as of the date of the opinion.

     SALOMON SMITH BARNEY'S ADVISORY SERVICES AND OPINION WERE PROVIDED FOR THE INFORMATION OF HMT'S BOARD OF DIRECTORS IN ITS EVALUATION OF THE PROPOSED MERGER AND DID NOT CONSTITUTE A RECOMMENDATION OF THE MERGER TO HMT OR A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW THAT STOCKHOLDER SHOULD VOTE ON ANY MATTERS RELATING TO THE PROPOSED MERGER.

     In connection with rendering its opinion, Salomon Smith Barney made a presentation to the HMT board of directors on April 26, 2000, with respect to the material analyses performed by Salomon Smith Barney in evaluating the fairness of the exchange ratio. The following is a summary of that presentation. The summary includes information presented in tabular format. IN ORDER TO UNDERSTAND FULLY THE FINANCIAL ANALYSES USED BY SALOMON SMITH BARNEY, THESE TABLES MUST BE READ TOGETHER WITH THE TEXT OF EACH SUMMARY. THE TABLES ALONE DO NOT CONSTITUTE A COMPLETE DESCRIPTION OF THE FINANCIAL ANALYSES. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as it existed at or prior to April 20, 2000, and is not necessarily indicative of current or future market conditions.

                                     * * *

Implied Historical Exchange Ratio and Premium Analysis.

     Salomon Smith Barney derived implied historical exchange ratios by dividing the closing price per share of HMT common stock by the closing price per share of Komag common stock for each trading day in the period from April 21, 1998 though April 20, 2000. Salomon Smith Barney calculated that the implied exchange ratio as of April 20, 2000 was 0.735, the highest implied exchange ratio during the period was 3.149, and the lowest implied exchange ratio during the period was 0.583. Salomon Smith Barney also calculated the average implied exchange ratio for each of the following periods ending April 20, 2000:

Last 5 Trading Days....................................    0.788
Last 10 Trading Days...................................    0.803
Last 30 Calendar Days..................................    0.820
Last 60 Calendar Days..................................    0.930
Last 90 Calendar Days..................................    0.992
Last 1 Year............................................    1.069
Last 2 Years...........................................    1.297

     Salomon Smith Barney noted that the average implied exchange ratio derived by Salomon Smith Barney for each of the 5 and 10 trading-day and 30 calendar-day period ending April 20, 2000 was lower than the exchange ratio in the merger.

     Salomon Smith Barney further noted that, based on the closing price per share of Komag common stock on April 20, 2000, the exchange ratio represented a 23.8% premium over the closing price per share of HMT common stock on April 20, 2000, a 20.4% premium over the average closing price per share of HMT common stock for the 5 trading-day period ended April 20, 2000 and a 6.9% premium over the average closing price per share of HMT common stock for the 10 trading-day period ended April 20, 2000.

Comparable Companies Analysis.

     Salomon Smith Barney compared financial, operating and stock market information, and forecasted financial information, for HMT, with the same information for selected publicly traded companies that operate in the following sectors in which HMT operates: (i) the merchant media supplier industry,

(ii) the disk drive manufacturing business and (iii) the disk drive components manufacturing industry. The selected comparable companies considered by Salomon Smith Barney were:

     - Komag, Incorporated (merchant media supplier),

     - Maxtor Corporation (disk drive manufacturing),

     - Quantum Corporation's hard disk drive group (disk drive manufacturing),

     - Seagate Technology, Inc. (disk drive manufacturing),

     - Read-Rite Corporation (disk drive components manufacturing), and

     - Hutchinson Technology Incorporated (disk drive components manufacturing).

     The forecasted financial information used by Salomon Smith Barney for the selected comparable companies (other than Komag) in the course of these analyses was based on information published by certain investment banking firms and First Call Corporation. First Call Corporation compiles summaries of financial forecasts published by various investment banking firms. With respect to HMT and Komag, the forecasted financial information used by Salomon Smith Barney was based on information provided by management, as well as information published by certain investment banking firms and First Call Corporation. Calculations were made based on the closing price per share of each company's common stock on April 20, 2000, which was $2.25 for HMT and $3.06 for Komag.

     For HMT and each of the selected comparable companies Salomon Smith Barney derived and compared, among other things:

     - the ratio of each company's firm value as of April 20, 2000, to (a) its revenue for the last twelve-month period prior to April 20, 2000 for which results were available and (b) its estimated revenue for 2000.

     - the estimated annual growth rate in its earnings per share (EPS) for the five years commencing 2000; and

     - the ratio of the closing price per common share of each company on April 20, 2000, to the highest closing price during the twelve-month period ended April 20, 2000.

Firm value was calculated as the sum of the value of:

     - all common shares, assuming the exercise of all in-the-money options, warrants and convertible securities, less the proceeds from such exercise; plus

     - non-convertible indebtedness; plus

     - non-convertible preferred stock; plus

     - minority interests; plus

     - out-of-the-money convertible securities; minus

     - investments in unconsolidated affiliates and cash.

     With respect to HMT and Komag, Salomon Smith Barney made two sets of calculations. In the first set of calculations, Salomon Smith Barney valued each company's outstanding indebtedness at 100% of its face value. In the second set of calculations, Salomon Smith Barney valued each company's outstanding indebtedness at 50% of its face value, which reflected a substantial premium to the then-current market price for each company's outstanding indebtedness. Salomon Smith Barney noted that ratios of closing price per common share or firm value to EPS or earnings before interest expense and taxes (EBIT) would not provide meaningful information given that HMT, Komag and most of the comparable companies did not have EPS or EBIT for the last twelve-month period prior to April 20, 2000 for which results were available and were not expected to have EPS or EBIT in 2000 or 2001.

     The following table sets forth the results of these analyses for companies in the merchant media supplier industry.

                                                                                HMT           HMT
                                                                            (WITH DEBT    (WITH DEBT
                                                COMPARABLE COMPANIES         VALUED AT     VALUED AT
                                            -----------------------------     100% OF       50% OF
                                                RANGE       MEDIAN   MEAN   FACE VALUE)   FACE VALUE)
                                            -------------   ------   ----   -----------   -----------
RATIO OF FIRM VALUE TO:
  (a) Revenue for the last twelve-month
       period.............................    0.9x - 1.5x     1.2x   1.2x       1.5x           .9x
  (b) Estimated revenue for 2000..........    0.9x - 1.8x     1.2x   1.3x       1.8x          1.1x
ESTIMATED EPS GROWTH RATE FOR NEXT FIVE
  YEARS...................................  19.0% - 20.0%    19.5%   19.5%     19.0%         19.0%
RATIO OF CLOSING COMMON SHARE PRICE ON
  APRIL 20, 2000 TO THE HIGHEST CLOSING
  PRICE DURING THE TWELVE-MONTH PERIOD
  ENDED APRIL 20, 2000....................  45.6% - 57.6%    51.6%   51.6%     45.6%         45.6%

     The following table sets forth the results of these analyses for the comparable companies in the disk drive manufacturing industry:

                                                                                 HMT           HMT
                                                                             (WITH DEBT    (WITH DEBT
                                                 COMPARABLE COMPANIES         VALUED AT     VALUED AT
                                             -----------------------------     100% OF       50% OF
                                                RANGE       MEDIAN   MEAN    FACE VALUE)   FACE VALUE)
                                             ------------   ------   -----   -----------   -----------
RATIO OF FIRM VALUE TO:
  (a) Revenue for the last twelve-month
       period..............................    0.2x - 1.3x    0.4x     0.6x      1.5x           .9x
  (b) Estimated revenue for 2000...........    0.2x - 1.3x    0.4x     0.6x      1.8x          1.1x
ESTIMATED EPS GROWTH RATE FOR NEXT FIVE
  YEARS....................................  18.0% - 20.0%   20.0%    19.3%     19.0%         19.0%
RATIO OF CLOSING COMMON SHARE PRICE ON
  APRIL 20, 2000 TO THE HIGHEST CLOSING
  PRICE DURING THE TWELVE-MONTH PERIOD
  ENDED APRIL 20, 2000.....................  62.3% - 85.6%   70.9%    72.9%     45.6%         45.6%

     The following table sets forth the results of these analyses for the selected companies in the disk drive components manufacturing industry:

                                                                           HMT              HMT
                                                                        (WITH DEBT       (WITH DEBT
                                         COMPARABLE COMPANIES           VALUED AT        VALUED AT
                                    -------------------------------      100% OF           50% OF
                                        RANGE       MEDIAN    MEAN     FACE VALUE)      FACE VALUE)
                                    -------------   -------   -----   --------------   --------------
RATIO OF FIRM VALUE TO:
  (a) Revenue for the last
       twelve-month period........     0.5x - 0.9x    0.7x     0.7x         1.5x              .9x
  (b) Estimated revenue for
      2000........................     0.5x - 0.8x    0.7x     0.7x         1.8x             1.1x
ESTIMATED EPS GROWTH RATE FOR NEXT
  FIVE YEARS......................   21.0% - 21.0%   21.0%    21.0%        19.0%            19.0%
RATIO OF CLOSING COMMON SHARE
  PRICE ON APRIL 20, 2000 TO THE
  HIGHEST CLOSING PRICE DURING THE
  TWELVE-MONTH PERIOD ENDED APRIL
  20, 2000........................   37.6% - 38.0%   37.8%    37.8%        45.6%            45.6%

     The ratio of HMT's firm value implied by the exchange ratio and the closing price per share of Komag common stock on April 20, 2000 to HMT's revenue for the 1999 calendar year, as derived by Salomon Smith Barney, was 1.3x. Salomon Smith Barney noted that this was within the range of the ratios of firm value to revenue for the last twelve-month period derived for comparable companies in the merchant media supplier industry, equal to the upper limit of the range derived for comparable companies in the disk drive manufacturing industry and greater than the upper limit of the range derived for comparable companies in the disk drive components manufacturing industry. The ratio of HMT's firm value implied by the exchange ratio and the closing price per share of Komag common stock on April 20, 2000 to HMT's estimated revenue for calendar year 2000, as derived by Salomon Smith Barney, was 1.6x. Salomon Smith Barney noted that this was within the range of the ratios of firm value to estimated revenue for 2000 derived for the comparable companies in the merchant media supplier industry, greater than the upper limit of the range derived for comparable companies in the disk drive manufacturing industry and greater than the upper limit of the range for comparable companies in the disk drive components manufacturing industry.

     Based on the information derived for the comparable companies, Salomon Smith Barney derived a reference range for the implied equity value per share of HMT common stock of $0.50 to $2.50. Salomon Smith Barney noted that the implied equity value of a share of HMT common stock based on the exchange ratio and the closing price per share of Komag common stock on April 20, 2000 was $2.79, which was greater than the upper limit of the reference range of implied equity value per share derived based on the information for the comparable companies.

Accretion/Dilution Analysis.

     Salomon Smith Barney performed an analysis of the impact of the merger on the future EPS of Komag. Estimates for EPS for HMT and Komag on a standalone basis and a combined basis were based on management estimates. Management made pro forma adjustments to the estimated combined operating earnings of the merged entity, including taking into account anticipated cost savings and other similar potential effects of the merger.

     Salomon Smith Barney noted that, based on the information provided by management, the merger is not expected to be accretive to Komag's EPS until the integration of Komag and HMT is completed which management expects to occur in the second half of 2001.

Discounted Cash Flow Valuation.

     Using a discounted cash flow (DCF) methodology, Salomon Smith Barney derived the equity value of each entity based on the present value of future free cash flows available to holders of common stock if each of HMT and Komag were to perform on a standalone basis in accordance with management forecasts and estimates through 2001. For purposes of these analyses, Salomon Smith Barney used estimated free cash flows for the fiscal years ended March 31, 2000 and March 31, 2001 for HMT and estimated free cash flows for the fiscal years ended December 31, 2000 and December 30, 2001 for Komag. Salomon Smith Barney performed its DCF analysis with respect to HMT valuing its outstanding indebtedness at both 100% and 50% of its face value, which, in the former case, reflected a substantial premium to the then-current market price for HMT's outstanding indebtedness.

     Free cash flow represents the amount of cash generated and available for principal, interest and dividend payments after providing for ongoing business operations. Equity value was calculated as the sum of the value of:

     - firm value, less

     - non-convertible and convertible indebtedness, less

     - non-convertible and convertible preferred stock and minority interest;
       plus

     - cash, options and warrant proceeds and investments in consolidated subsidiaries.

Equity value per share represents equity value divided by fully diluted shares outstanding.

     Salomon Smith Barney estimated a weighted average cost of capital (WACC) of 10.5% and derived present values utilizing a WACC ranging from 9.25% to 12.0%. The range of terminal values was calculated by applying multiples ranging from 1.25x to 1.75x to each of HMT's estimated revenues for the fiscal year ended March 31, 2001 and to Komag's estimated revenues for the fiscal year ended December 30, 2001. Salomon Smith Barney's DCF analysis resulted in a range of implied standalone equity values of $1.79 to $2.55 per share of HMT common stock assuming that HMT's indebtedness is valued at 50% of face value, and ($0.64) to $0.12 per share of HMT common stock assuming that HMT's indebtedness is valued at 100% of face value, and $4.32 to $5.55 per share of Komag common stock.

     Salomon Smith Barney noted that the implied equity value of a share of HMT common stock based on the exchange ratio and the closing price per share of Komag common stock on April 20, 2000 was $2.79, which was greater than the upper limit of both of the ranges of implied standalone equity value per share of common stock derived for HMT pursuant to the DCF analysis. Salomon Smith Barney further noted that the implied equity value of a share of HMT common stock based on the exchange ratio and the lower end of the limit of the range of implied standalone equity value per share of common stock derived for Komag was greater than the upper limit of both of the ranges of implied standalone equity value per share of common stock derived for HMT.

     Using a DCF methodology, Salomon Smith Barney derived a range for the implied equity value of the combined company based on management forecasts and estimates through 2001. In performing the analysis, Salomon Smith Barney took into account the anticipated cost savings, revenue enhancements and other similar potential effects forecasted by management to result from the merger. For purposes of this analysis, Salomon Smith Barney, based on management forecasts, estimated that the value of HMT's currently outstanding indebtedness would be 70% of its face value following the merger. This premium to the current market price of HMT's outstanding indebtedness is based on management's forecasts regarding the combined company's performance following the merger. The DCF analysis yielded an equity value range of $475 million to $600 million for the combined company. Based on the implied 36% pro forma fully diluted ownership interest in the merged entity that the former stockholders of HMT will have immediately following the completion of the merger, the estimated equity value to HMT stockholders of the combined company's equity value ranged from $171 million to $216 million, yielding a range of implied equity value per existing share of HMT common stock of $3.43 to $4.33. Salomon Smith Barney noted that the lower limit of that range exceeded the upper limit of both of the ranges derived for the implied standalone equity value per share of common stock derived for HMT.

Relative Contribution Analysis.

     Salomon Smith Barney analyzed the relative contribution of each of HMT and Komag to the pro forma merged entity with respect to certain market and financial data, including estimated revenue, gross profit, earnings before interest expense, taxes, depreciation and amortization (EBITDA) for 2000, and equity value. In performing this analysis, Salomon Smith Barney did not take into account any anticipated cost savings, revenue enhancements or other similar potential effects of the merger. Estimated financial data for HMT and Komag were based on management estimates. Salomon Smith Barney based equity values on results derived from its discounted cash flow analyses. The following table sets forth the results of Salomon Smith Barney's relative contribution analysis.

                                                              KOMAG    HMT
                                                              -----    ----
Estimated Revenue for 2000..................................  70.2%    29.8%
Estimated Gross Profit for 2000.............................  93.5%     6.5%
Estimated EBITDA for 2000...................................  107.7%   (7.7%)
Estimated Net Income for 2000...............................   0.0%     0.0%
Equity Value................................................  79.5%    20.5%

     Salomon Smith Barney compared the results set forth above to the implied 36% pro forma fully diluted ownership interest in the merged entity that the former stockholders of HMT will have immediately following the completion of the merger.

                                     * * *

     The preceding discussion is a summary of the material financial analyses furnished by Salomon Smith Barney to the HMT board of directors, but it does not purport to be a complete description of the analyses performed by Salomon Smith Barney or of its presentations to the HMT board of directors. The preparation of financial analyses and fairness opinions is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. Salomon Smith Barney made no attempt to assign specific weights to particular analyses or factors considered, but rather made qualitative judgments as to the significance and relevance of all the analyses and factors considered and determined to give its fairness opinion as described above. Accordingly, Salomon Smith Barney believes that its analyses, and the summary set forth above, must be considered as a whole, and that selecting portions of the analyses and of the factors considered by Salomon Smith Barney, without considering all of the analyses and factors, could create a misleading or incomplete view of the processes underlying the analyses conducted by Salomon Smith Barney and its opinion. With regard to the comparable companies analyses summarized above, Salomon Smith Barney selected comparable public companies on the basis of various factors, including the size and similarity of the line of business; however, no company utilized as a comparison in these analyses is identical to HMT or Komag. As a result, these analyses are not purely mathematical, but also take into account differences in financial and operating characteristics of the subject companies and other factors that could affect the transaction or public trading value of the subject companies to which HMT and Komag are being compared. In its analyses, Salomon Smith Barney made numerous assumptions with respect to HMT, Komag, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of HMT and Komag. Any estimates contained in Salomon Smith Barney's analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by these analyses. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because these estimates are inherently subject to uncertainty, none of HMT, Komag, the HMT board of directors, Salomon Smith Barney or any other person assumes responsibility if future results or actual values differ materially from the estimates. Salomon Smith Barney's analyses were prepared solely as part of Salomon Smith Barney's analysis of the fairness of the exchange ratio in the merger and were provided to the HMT board of directors in that connection. The opinion of Salomon Smith Barney was only one of the factors taken into consideration by the HMT board of directors in making its determination to approve the reorganization agreement and the merger. See Annex C.

     Salomon Smith Barney is an internationally recognized investment banking firm engaged in, among other things, the valuation of businesses and their securities in connection with mergers and acquisitions, restructurings, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. HMT selected Salomon Smith Barney to act as its financial advisor on the basis of Salomon Smith Barney's international reputation and Salomon Smith Barney's familiarity with HMT. Salomon Smith Barney and its predecessors and affiliates have previously provided and currently are providing investment banking services to HMT unrelated to the merger, for which Salomon Smith Barney has received and will receive customary compensation. In the ordinary course of its business, Salomon Smith Barney and its affiliates may actively trade or hold the securities of both HMT and Komag for its own account and for the account of customers and, accordingly, may at any time hold a long or short position in those securities. Salomon Smith Barney and its affiliates, including Citigroup Inc. and its affiliates, may maintain relationships with HMT and Komag and their respective affiliates.

     Pursuant to Salomon Smith Barney's engagement letter, HMT agreed to pay Salomon Smith Barney the following fees for its services rendered in connection with the merger: (i) $100,000 that became payable following the public announcement of the merger, and (ii) approximately 0.90% of the aggregate value of the transaction, that will become payable promptly upon consummation of the merger. HMT has also agreed to reimburse Salomon Smith Barney for its reasonable travel and other out-of-pocket expenses incurred in connection with its engagement, including the reasonable fees and disbursements of its counsel, and to indemnify Salomon Smith Barney against specific liabilities and expenses relating to or arising out of its engagement, including liabilities under the federal securities laws.

INTERESTS OF CERTAIN DIRECTORS, OFFICERS AND AFFILIATES IN THE MERGER

     When considering the recommendation of HMT's board of directors, you should be aware that HMT's directors and officers have interests in the merger that are different from, or are in addition to, your interests. The HMT board of directors was aware of these potential conflicts and considered them.

     Some of the directors and officers of HMT participate in arrangements and have continuing indemnification against liabilities that provide them with interests in the merger that are different from, or are in addition to, your interests.

     Komag has agreed to cause a total of 3 members of HMT's current board of directors nominated by HMT, or the designees of HMT's board of directors, to be appointed to Komag's board of directors at or prior to consummation of the merger. Ronald J. Schauer is expected to be one of the HMT directors to be appointed to Komag's board of directors.

     After the merger is consummated, Ronald J. Buschur, HMT's current president and chief operating officer, will become the chief operating officer of Komag, Michael A. Russak, HMT's current executive vice president of research and development and chief technology officer, will become the executive vice president of research and development and the chief technical officer of Komag and Peter S. Norris, HMT's current executive vice president of finance, chief financial officer and treasurer will become executive vice president for strategic business development of Komag. Christopher H. Bajorek, Komag's current executive vice president and chief technology officer, will become Komag's executive vice president of advanced research and development after the merger is consummated.

     Ronald L. Schauer, HMT's current chief executive officer and chairman of the board, is party to an agreement with HMT pursuant to which, upon consummation of the merger, Mr. Schauer is entitled to receive a total amount of $1,187,500 to be paid in a series of monthly amounts beginning on the first day of the month following consummation of the merger. In addition, if Mr. Schauer is an employee of Komag after consummation of the merger, Mr. Schauer may be entitled to additional benefits if his employment is thereafter terminated.

     The following directors of HMT have the following number of shares of HMT common stock subject to options that become immediately exercisable upon consummation of the merger:

                  NUMBER OF SHARES OF
    DIRECTOR       HMT COMMON STOCK
    --------      -------------------
Don Beadle          12,500 shares
Bruce Edwards       49,000 shares
Richard Love        12,500 shares
Harry Van Wickle    12,500 shares

     Komag has also agreed to cause the corporation surviving the merger to honor any indemnification provisions of HMT's certificate of incorporation and bylaws, honor HMT's indemnification agreements with its officers and directors existing prior to April 26, 2000, and obtain directors' and officers' insurance comparable to HMT's, up to a specified maximum premium, for a period of six years from consummation of the merger.

     As a result of these interests, the directors and officers of HMT could be more likely to vote to approve the merger agreement than if they did not hold these interests. HMT's stockholders should consider whether these interests may have influenced these directors and officers to support or recommend the merger.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS OF THE MERGER

     The following discussion summarizes the material federal income tax considerations of the merger that are generally applicable to holders of HMT common stock who exchange their HMT common stock for Komag common stock. HMT stockholders should be aware that the following discussion does not deal with all federal income tax considerations that may be relevant to HMT stockholders in light of their particular circumstances, such as stockholders who are dealers in securities, who are foreign persons or who acquired their HMT common stock through stock option or stock purchase programs or in other compensatory transactions, or who do not hold their HMT common stock as a capital asset. In addition, the following discussion does not address the tax consequences of the merger under foreign, state or local tax laws. Finally, the following discussion does not address the tax consequences of transactions occurring prior to or after the merger (whether or not such transactions are in connection with the merger) including, without limitation, the exercise of options or rights to purchase HMT common stock in anticipation of the merger. ACCORDINGLY, HMT STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM RESULTING FROM THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM RESULTING FROM THE MERGER.

     The following discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations, judicial authority and administrative rulings and practice, all as of the date hereof. The IRS could adopt a contrary position. In addition, future legislative, judicial or administrative changes or interpretations could adversely affect the accuracy of the statements and conclusions set forth herein. Any such changes or interpretations could be applied retroactively and could affect the tax consequences of the merger to Komag, KHM, Inc., HMT and/or their respective stockholders.

     The merger is intended to qualify as a reorganization under section 368(a) of the Code. Assuming the merger does qualify as a reorganization, subject to the limitations and qualifications referred to herein:

     - The holders of HMT common stock will recognize no gain or loss upon the receipt of Komag common stock solely in exchange for their HMT common stock in the merger, except with respect to cash received in lieu of fractional shares of Komag common stock.

     - The aggregate tax basis of the Komag common stock received by the HMT stockholders in the merger will be the same as the aggregate tax basis of the HMT common stock surrendered in exchange therefor (reduced by any basis allocable to fractional shares for which cash is received).

     - The holding period of the Komag common stock received by each HMT stockholder in the merger will include the holding period of the HMT common stock surrendered in exchange therefor.

     - A holder of HMT common stock receiving cash in the merger in lieu of a fractional interest in Komag common stock will be treated as if such holder actually received such fractional share interest which was subsequently redeemed by Komag. An HMT stockholder should recognize gain or loss with respect to a cash payment in lieu of a fractional share measured by the difference, if any, between the amount of cash received and the basis in such fractional share.

     - None of Komag, KHM, Inc. or HMT will recognize gain or loss solely as a result of the merger.

     Neither Komag nor HMT has requested a ruling from the IRS in connection with the merger. It is a condition to the consummation of the merger that Komag and HMT each receive opinions from their respective counsel that the merger will constitute a reorganization within the meaning of section 368(a) of the Code for federal income tax purposes. The tax opinions neither bind the IRS nor preclude the IRS from adopting a contrary position. The tax opinions are subject to certain assumptions and qualifications and are based in part on the truth and accuracy of certain representations of Komag, HMT and KHM, Inc.

     A successful IRS challenge to the reorganization status of the merger would result in HMT stockholders recognizing gain or loss. The amount of gain or loss for each share of HMT common stock surrendered would equal the difference between the stockholder's basis in each share and the fair market value, as of the time of the merger, of the Komag common stock and any other consideration received in exchange. HMT stockholders' aggregate basis in the Komag common stock so received would equal its fair market value, and the stockholders' holding period for such stock would begin the day after the merger. However, even in that event, neither Komag, KHM, Inc. nor HMT would recognize gain or loss solely as a result of the merger.

     Even if the merger qualifies as a reorganization, HMT stockholders receiving shares of Komag common stock will recognize gain to the extent that such shares were received in exchange for services or property (other than solely HMT common stock). All or a portion of such gain may be taxable as ordinary income. Gain would also have to be recognized to the extent that an HMT stockholder was treated as receiving consideration other than Komag common stock in exchange for HMT common stock.

ACCOUNTING TREATMENT OF THE MERGER

     Komag intends to account for the merger as a "purchase" for financial reporting and accounting purposes, under generally accepted accounting principles. After the merger, the results of operations of HMT will be included in the consolidated financial statements of Komag. The purchase price will be allocated based on the fair value of the assets acquired and the liabilities assumed. Any excess of cost over fair value of the net tangible assets of HMT acquired will be recorded as goodwill and other intangible assets and will be amortized by charges to operations under U.S. generally accepted accounting principles. These allocations will be made based upon valuations and other studies that have not yet been finalized. In addition, Komag will incur a charge, for in-process research and development, currently estimated at $1,200,000, in the quarter in which the merger is completed.

REGULATORY FILINGS AND APPROVALS REQUIRED TO COMPLETE THE MERGER

     The merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements ("HSR") Act of 1976, as amended, which prevents transactions from being completed until required information and materials are furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and the appropriate waiting periods end or expire. On May 22, 2000, Komag and HMT filed notification and report forms with the Antitrust Division of the Department of Justice and the Federal Trade Commission, as required under the HSR Act. Unless the agencies grant early termination or request additional documentary material, the waiting period will expire on June 21, 2000.

     The Antitrust Division of the Department of Justice or the Federal Trade Commission may challenge the merger on antitrust grounds either before or after expiration of the waiting period. Accordingly, at any time before or after the completion of the merger, either the Antitrust Division of the Department of Justice or the Federal Trade Commission could take action under the antitrust laws. Certain other persons could take action under the antitrust laws, including seeking to enjoin the merger. Additionally, at any time before or after the completion of the merger, notwithstanding that the applicable waiting period expired or ended, any state could take action under the antitrust laws. A challenge to the merger could be made, and if a challenge is made, Komag and HMT may not prevail.

     Komag is not aware of any other material governmental or regulatory approval required for completion of the merger, other than the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, and compliance with applicable corporate law of Delaware.

RESTRICTIONS ON SALES OF SHARES BY AFFILIATES

     The shares of Komag common stock to be issued in the merger will be registered under the Securities Act. These shares will be freely transferable under the Securities Act, except for shares of Komag common stock issued to any person who is an affiliate of HMT or Komag. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under the common control of HMT or Komag and may include some of their respective officers and directors, as well as their respective principal stockholders. Affiliates may not sell their shares of Komag common stock acquired in the merger except pursuant to (1) an effective registration statement under the Securities Act covering the resale of those shares, (2) an exemption under paragraph (d) of Rule 145 under the Securities Act or (3) any other applicable exemption under the Securities Act. Pursuant to the terms of the merger agreement, HMT has delivered to Komag affiliate agreements executed by the HMT affiliates that prohibit the sale, transfer or other disposition of Komag common stock received by such HMT affiliate in the merger or upon exercise of options assumed by Komag in the merger, except under certain circumstances, in order to comply with the requirements of certain federal securities laws. See "Agreements Relating to the Merger Agreement -- Affiliate Agreements."

LISTING ON THE NASDAQ MARKET OF KOMAG COMMON STOCK TO BE ISSUED IN THE MERGER

     Komag has agreed to cause the shares of Komag common stock to be issued in the merger to be approved for listing on Nasdaq, subject to official notice of issuance prior to consummation of the merger.

NO KOMAG APPRAISAL RIGHTS

     Holders of Komag common stock are not entitled to appraisal rights under the Delaware General Corporation Law because Komag is not a constituent corporation to the merger under the Delaware General Corporation Law.

NO HMT APPRAISAL RIGHTS

     Under Section 262 of the Delaware General Corporation Law, stockholders who do not vote in favor of or consent to a merger are not entitled to appraisal rights if the stock subject to such merger is designated as a national market system security on an interdealer quotation system by the Nasdaq Association of Securities Dealers, Inc. and the consideration to be received in such merger consists of a stock listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the Nasdaq Association of Securities Dealers, Inc. Because the Nasdaq National Market is designated as such a system and the HMT and Komag common stocks are quoted on the Nasdaq National Market, holders of HMT common stock are not entitled to appraisal rights with respect to the merger.

RESALE OF KOMAG COMMON STOCK

     Komag common stock issued in connection with the merger will be freely transferable, except that shares issued to an HMT affiliate or person who becomes an affiliate of Komag are subject to certain restrictions on resale. An affiliate is defined generally as including, without limitation, directors, certain executive officers and certain other persons who control a company.

                      THE MERGER AND THE MERGER AGREEMENT

     This section of the joint proxy statement/prospectus describes the merger and merger agreement. While we believe that the description covers the material terms of the merger agreement, this summary may not contain all of the information that is important to you. The merger agreement is attached to this joint proxy statement/prospectus as Annex A, and we urge you to read it carefully.

COMPLETION AND EFFECTIVENESS OF THE MERGER

     The merger will be completed when all of the conditions to completion of the merger are satisfied or waived, including approval and adoption of the merger agreement and the merger by the stockholders of HMT, approval of the issuance of Komag common stock in the merger by the stockholders of Komag and approval by Komag's lenders. The merger will become effective upon the filing of the certificate of merger in the State of Delaware.

STRUCTURE OF THE MERGER AND CONVERSION OF HMT COMMON STOCK

     Pursuant to the merger agreement, KHM, a wholly owned subsidiary of Komag, will merge with and into HMT. HMT will then be a wholly owned subsidiary of Komag.

     Upon completion of the merger, each outstanding share of HMT common stock will be converted into the right to receive 0.9094 of a share of Komag common stock. No fractional shares of Komag common stock will be issued pursuant to the merger. In lieu of the issuance of any fractional shares of Komag common stock, cash equal to the product of such fractional share amount, after aggregating all fractional shares a former holder of HMT common stock would be entitled to, and the closing price of one share of Komag common stock as reported on Nasdaq on the trading day immediately prior to consummation of the merger will be paid out in lieu of any fractional shares.

EXCHANGE OF HMT STOCK CERTIFICATES FOR KOMAG STOCK CERTIFICATES

     When the merger is completed, Komag's exchange agent will mail to HMT stockholders a letter of transmittal and instructions for use in surrendering HMT stock certificates in exchange for Komag stock certificates. When you deliver your HMT stock certificates to the exchange agent along with an executed letter of transmittal and any other required documents, your HMT stock certificates will be canceled and you will receive Komag stock certificates representing the number of full shares of Komag common stock to which you are entitled under the merger agreement. You will receive payment in cash, without interest, in lieu of any fractional shares of Komag common stock which would have been otherwise issuable to you in the merger.

     HMT STOCKHOLDERS SHOULD NOT SUBMIT THEIR HMT STOCK CERTIFICATES FOR EXCHANGE UNTIL THEY RECEIVE THE TRANSMITTAL INSTRUCTIONS AND A FORM OF LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT.

NO DIVIDENDS

     HMT stockholders are not entitled to receive any dividends or other distributions on Komag common stock until the merger is completed and they have surrendered their HMT stock certificates in exchange for Komag stock certificates.

     Subject to the effect of applicable laws, promptly following surrender of HMT stock certificates and the issuance of the corresponding Komag certificates, HMT stockholders will be paid the amount of dividends or other distributions, without interest, with a record date after the completion of the merger which were previously paid with respect to their whole shares of Komag common stock. At the appropriate payment date, HMT stockholders will also receive the amount of dividends or other distributions, without interest, with a record date after the completion of the merger and a payment date after they exchange their HMT stock certificates for Komag stock certificates.

     Komag will only issue HMT stockholders a Komag stock certificate or a check in lieu of a fractional share in a name in which the surrendered HMT stock certificate is registered. If HMT stockholders wish to have their certificates issued in another name, they must present the exchange agent with all documents required to show and effect the unrecorded transfer of ownership and show that they paid any applicable stock transfer taxes.

REPRESENTATIONS AND WARRANTIES

     HMT and Komag each made a number of representations and warranties in the merger agreement regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the merger.

     HMT's and Komag's representations and warranties include representations as to:

     - Corporate organization and qualification to do business.

     - The existence of any subsidiaries.

     - Certificate of incorporation and bylaws.

     - Capitalization.

     - Obligations with respect to capital stock.

     - Authorization to enter into the merger agreement and related agreements.

     - SEC filings and financial statements.

     - The absence of certain changes since, in the case of HMT, its March 31, 2000 balance sheet and, in the case of Komag, its January 2, 2000 balance sheet.

     - Taxes, tax returns and audits.

     - Regulatory approvals required to complete the merger.

     - Intellectual property used, owned and/or sold by each of them.

     - Involvement in litigation.

     - Compliance with applicable laws.

     - Title to properties owned and leased.

     - Material contracts.

     - Requisite permits to conduct business and compliance with those permits.

     - Employee benefit plans.

     - Information supplied in this joint proxy statement/prospectus and the related registration statement filed by Komag.

     - Environmental matters.

     - Payments, if any, required to be made to brokers and agents on account of the merger.

     - Approval of the merger by their respective boards of directors.

     - The absence of applicability of state anti-takeover statutes.

     - The fairness opinion of their respective financial advisors.

     - Labor matters.

     The representations and warranties in the merger agreement are complicated and not easily summarized. You are urged to carefully read the sections of the merger agreement entitled

"Representations and Warranties of Company" and "Representations and Warranties of Parent and KHM, Inc."

HMT'S AND KOMAG'S CONDUCT OF BUSINESS BEFORE COMPLETION OF THE MERGER

     HMT and Komag each agreed that, until the earlier of the completion of the merger or termination of the merger agreement or unless the other party consents in writing, each will carry on its business in the usual, regular and ordinary course in substantially the same manner as it has prior to signing the merger agreement, pay its debts and taxes when due and use its reasonable efforts consistent with past practices and policies to:

     - Preserve intact its present business organization.

     - Keep available the services of its present officers and employees.

     - Preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has business dealings.

     HMT and Komag also each agreed that unless the other party consents in writing, each would conduct its business in compliance with certain specific restrictions relating to the following:

     - Restricted stock and stock options.

     - Material partnerships, joint development agreements or other strategic alliances outside the ordinary course.

     - Employee benefits, including severance and termination payments.

     - The issuance of dividends or other distributions or splitting, combining or reclassifying capital stock.

     - The issuance or redemption of securities, with limited exceptions.

     - Modification of any charter document and/or bylaws.

     - The acquisition of assets or other entities.

     - The adoption of a plan of complete or partial reorganization.

     - The sale, lease, license and disposition of assets.

     - The incurrence of indebtedness.

     - The adoption or amendment of employee benefit, stock purchase or stock option plans, salaries, collective bargaining or employment agreements.

     - Payments outside the ordinary course in excess of $500,000.

     - Payment, discharge, settlement or satisfaction of litigation.

     - Accounting policies and procedures.

     - The making of tax elections.

     - Actions that could be reasonably expected to cause the merger to fail to qualify as a reorganization under Section 368(a) of the Internal Revenue Code or otherwise not permitted by the merger agreement.

     The provisions related to the conduct of HMT's and Komag's business in the merger agreement are complicated and not easily summarized. You are urged to carefully read the sections of the merger agreement entitled "Conduct Prior to the Effective Time."

NO OTHER NEGOTIATIONS INVOLVING HMT OR KOMAG

     Until the merger is completed or the merger agreement is terminated, HMT and Komag have each agreed not to, nor permit any of their officers, directors, affiliates, employees or representatives to, directly or indirectly, subject to limited exceptions, take any of the following actions with any party other than, as applicable, HMT or Komag and their designees:

     - Solicit, initiate, knowingly encourage or induce the making, submission or announcement of any Company or Parent Acquisition Proposal (defined below), as applicable.

     - Participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any, as applicable, Company or Parent Acquisition Proposal.

     - Engage in discussions with any person with respect to any, as applicable, Company or Parent Acquisition Proposal, except as to the existence of these no-solicitation provisions.

     - Approve, endorse or recommend any, as applicable, Company or Parent Acquisition Proposal unless it falls within the definition, as applicable, of a Company or Parent Superior Offer contained in the merger agreement.

     - Enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or providing for any, as applicable, Company or Parent Acquisition Transaction (as defined below).

     A Company Acquisition Proposal is defined by the merger agreement to mean any offer or proposal (other than an offer or proposal by Komag or any of its affiliates) providing for any Company Acquisition Transaction (as defined below).

     A Company Acquisition Transaction is defined by the merger agreement to mean any transaction or series of related transactions (other than the merger) involving any of the following:

     - Any acquisition or purchase from HMT by any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 15% interest in the total outstanding voting securities of HMT or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 15% or more of the total outstanding voting securities of HMT or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving HMT pursuant to which the stockholders of HMT immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction.

     - Any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of all or substantially all of the assets of HMT.

     A Parent Acquisition Proposal is defined by the merger agreement to mean any offer or proposal (other than an offer or proposal by HMT or any of its affiliates) providing for any Parent Acquisition Transaction.

     A Parent Acquisition Transaction is defined by the merger agreement to mean any transaction or series of related transactions, other than the merger, involving any of the following:

     - Any acquisition or purchase from Komag by any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 15% interest in the total outstanding voting securities of Komag or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 15% or more of the total outstanding voting securities of Komag or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving Komag pursuant to which the stockholders of Komag immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction.

     - Any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of all or substantially all of the assets of Komag.

TREATMENT OF HMT STOCK OPTIONS AND EMPLOYEE STOCK PURCHASE PLAN

     Upon completion of the merger, each outstanding option to purchase HMT common stock will be converted into an option to purchase the number of shares of Komag common stock adjusted based on the exchange ratio, rounded down to the nearest whole number of shares. The exercise price will be equal to the exercise price per share of HMT common stock divided by the exchange ratio, rounded up to the nearest whole cent.

     Upon completion of the merger, outstanding purchase rights under HMT's Employee Stock Purchase Plan will be converted into rights to purchase shares of Komag common stock adjusted based on the exchange ratio, rounded down to the nearest whole number of shares. The purchase price will be equal to the purchase price per share of HMT common stock divided by the exchange ratio, rounded up to the nearest whole cent.

     Komag will file a registration statement on Form S-8 for the shares of Komag common stock issuable with respect to options under the HMT stock option plans.

TREATMENT OF HMT SUBORDINATED NOTES

     Upon completion of the merger, each holder of HMT's 5 3/4% convertible subordinated notes due 2004 will have the right to convert such notes they hold into shares of Komag common stock at a conversion rate adjusted based on the exchange ratio.

CONDITIONS TO COMPLETION OF THE MERGER

     The obligations of Komag and HMT to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following conditions before completion of the merger:

     - No statute, rule, regulation or other order has been enacted or issued which has the effect of making the merger illegal or otherwise prohibiting consummation of the merger, and all waiting periods, if any, under the HSR Act relating to the merger will have expired or terminated early.

     - The merger agreement must be adopted by the requisite vote of the stockholders of HMT and the issuance of Komag common stock in the merger must be approved by the requisite vote of the stockholders of Komag.

     - Komag's S-4 registration statement, of which this joint proxy/prospectus is a part, must be effective, no stop order suspending its effectiveness will be in effect and no proceedings for suspension of its effectiveness or similar proceeding with respect to the joint proxy statement/ prospectus it contains will be pending before or threatened by the Securities and Exchange Commission.

     - Komag and HMT must each receive from their respective tax counsel, an opinion to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and such opinions shall not have been withdrawn. However, if counsel to either Komag or HMT does not render such opinion, this condition will be deemed to be satisfied with respect to such party if counsel to the other party renders such opinion to such party.

     - The shares of Komag common stock issuable to stockholders of HMT pursuant to the merger agreement and the shares required to be reserved for issuance in connection with the merger shall have been authorized for trading on Nasdaq upon official notice of issuance.

     The obligations of Komag and KHM to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following additional conditions before completion of the merger:

     - HMT's representations and warranties contained in the merger agreement must be true and correct in all material respects as of April 26, 2000 except where the failure to be so true and correct would not, in the aggregate, have certain material adverse effects on HMT.

     - HMT's representations and warranties contained in the merger agreement must be true and correct in all material respects as of and on the date the merger is to be completed as if made on and as of such time except:

      - If any of these representations and warranties, other than the representations and warranties with respect to HMT's capital structure and obligations with respect to capital stock, are not true and correct but the effect, in the aggregate, does not constitute a Material Adverse Effect on HMT, (as defined in the merger agreement), then this condition will be deemed satisfied.

      - For changes contemplated by the merger agreement.

      - For those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such particular date).

     - HMT must perform or comply in all material respects with all of the agreements and covenants required by the merger agreement to be performed or complied with by it at or before completion of the merger.

     HMT's obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following additional conditions before completion of the merger:

     - Komag's and KHM's representations and warranties contained in the merger agreement must be true and correct in all material respects as of April 26, 2000 except where the failure to be so true and correct would not, in the aggregate, have a Material Adverse Effect on Komag (as defined in the merger agreement).

     - Komag's and KHM's representations and warranties contained in the merger agreement must be true and correct in all material respects as of and on the date the merger is to be completed as if made on and as of such time except:

      - If any of these representations and warranties, other than the representations and warranties with respect to Komag's capital structure and obligations with respect to capital stock, are not true and correct but the effect, in the aggregate, does not constitute a Material Adverse Effect on Komag, then this condition will be deemed satisfied.

      - For changes contemplated by the merger agreement.

      - For those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such particular date).

     - Komag and KHM must perform or comply in all material respects with all of their agreements and covenants required by the merger agreement to be performed or complied with by them at or before completion of the merger.

     - Prior to August 15, 2000, Komag shall have entered into amendments to the Credit Agreements (as defined in the merger agreement) such that Komag is not, at the time of entering into such amendments, in default under the Credit Agreements, and obtained all necessary approvals of the merger and the transactions contemplated by the merger agreement from the lenders party to each of the Credit Agreements.

TERMINATION OF THE MERGER AGREEMENT

     The merger agreement may be terminated at any time prior to completion of the merger:

     - By the mutual written consent of the boards of directors of Komag and HMT.

     - By Komag or HMT, if the merger is not completed on or before October 31, 2000, provided, that if at that time the only condition to the obligation of the parties to effect the merger that shall not then be satisfied or waived is that any waiting periods under the HSR Act relating to the merger will have expired or terminated early, then such date shall be automatically extended to December 31, 2000. This right to terminate the merger agreement is not available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the merger to occur on or before October 31, 2000 and such action or failure to act constitutes a breach of the merger agreement.

     - By Komag or HMT, if there shall be a final non-appealable order of a governmental entity in effect permanently prohibiting consummation of the merger.

     - By Komag or HMT, if the votes necessary for the required approvals of the HMT stockholders or the Komag stockholders shall not have been obtained. This right to terminate the merger agreement is not available to any party where the failure to obtain stockholder approval of such party shall have been caused by the action or failure to act of such party in breach of the merger agreement.

     - By Komag, upon a breach of any representation, warranty, covenant or agreement of HMT contained in the merger agreement, or if any representation or warranty of HMT shall have become untrue, such that there is a Material Adverse Effect on HMT or that HMT would not comply in all material respects with all the agreements and covenants required by the merger agreement to be performed or complied with by it at or before completion of the merger, as of the time of such breach or as of the time such representation or warranty shall have become untrue. However, if the breach or inaccuracy is curable by HMT, Komag may not terminate the merger agreement for 30 days after delivery of written notice from Komag to HMT of the breach.

     - By HMT, upon a breach of any representation, warranty, covenant or agreement of Komag contained in the merger agreement, or if any representation or warranty of Komag shall have become untrue, such that either there is a Material Adverse Effect on Komag or Komag or KHM would not comply in all material respects with all of their agreements and covenants required by the merger agreement to be performed or complied with by them at or before completion of the merger, as of the time of such breach or as of the time such representation or warranty shall have become untrue. However, if the breach or inaccuracy is curable by Komag, HMT may not terminate the merger agreement for 30 days after delivery of written notice from HMT to Komag of the breach.

     - By HMT, if prior to August 15, 2000, Komag shall not have entered into amendments to the Credit Agreements such that Komag is not, at the time of entering into such amendments, in default under the Credit Agreements, and obtained all necessary approvals of the merger and the transactions contemplated by the merger agreement from the lenders party to each of the Credit Agreements.

     - By HMT if there is a Company Triggering Event (defined below).

     - By Komag if there is a Parent Triggering Event (defined below).

A Company Triggering Event is defined by the merger agreement as having occurred if certain events including any of the following have occurred:

     - Komag's board shall have withdrawn or amended or modified in a manner adverse to HMT its recommendation in favor of the issuance of Komag common stock in connection with the merger.

     - Komag's board fails to reaffirm its recommendation in favor of the issuance of shares of Komag common stock in connection with the merger within ten (10) business days after HMT requests in writing that such recommendation be reaffirmed at any time following the announcement of a Parent Acquisition Offer (defined below).

     - Komag's board shall have approved or recommended any Parent Acquisition Offer.

     - Komag shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Parent Acquisition Offer.

     - A tender or exchange offer relating to securities of Komag constituting an Acquisition Proposal shall have been commenced by a person unaffiliated with HMT, and Komag shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that Komag recommends rejection of such tender or exchange offer.

     - Komag shall have breached in any material respect the no-solicitation provisions of the merger agreement.

     A Parent Acquisition Offer is defined in the merger agreement to mean any offer or proposal (other than an offer or proposal by HMT) relating to any transaction or series of related transactions other than the transactions contemplated by the merger agreement involving:

     - Any acquisition or purchase from Komag by any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 50% interest in the total outstanding voting securities of Komag or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 50% or more of the total outstanding voting securities of Komag or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving Komag pursuant to which the stockholders of Komag immediately preceding such transaction hold less than 50% of the equity interests in the surviving or resulting entity of such transaction.

     - Any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of all or substantially all of the assets of Komag.

A Parent Triggering Event is defined by the merger agreement as having occurred if certain events including any of the following have occurred:

     - HMT shall have withdrawn or amended or modified in a manner adverse to Komag its recommendation in favor of the adoption of the merger agreement.

     - HMT's board fails to reaffirm its recommendation in favor of the adoption of the merger agreement within ten (10) business days after Komag requests in writing that such recommendation be reaffirmed at any time following the announcement of a Company Acquisition Offer (defined below).

     - HMT's board shall have approved or recommended any Company Acquisition Offer.

     - HMT shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Company Acquisition Offer.

     - A tender or exchange offer relating to securities of HMT constituting an Acquisition Proposal shall have been commenced by a person unaffiliated with HMT, and HMT shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that HMT recommends rejection of such tender or exchange offer.

     - HMT shall have breached in any material respect the no-solicitation provisions of the merger agreement.

     A Company Acquisition Offer is defined by the merger agreement to mean any offer or proposal (other than an offer or proposal by Komag) relating to any transaction or series of related transactions other than the transactions contemplated by the merger agreement involving:

     - Any acquisition or purchase from HMT by any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 50% interest in the total outstanding voting securities of HMT or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 50% or more of the total outstanding voting securities of HMT or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving HMT pursuant to which the stockholders of HMT immediately preceding such transaction hold less than 50% of the equity interests in the surviving or resulting entity of such transaction.

     - Any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of all or substantially all of the assets of HMT.

TERMINATION FEES

     If the merger agreement is terminated by Komag or HMT upon the occurrence of a Triggering Event (defined above), the non-terminating party will pay the terminating party a termination fee of $5 million.

     If the merger agreement is terminated because either;

     - the merger is not consummated by October 31, 2000, subject to limited exception; or

     - either HMT or Komag does not obtain the required approval of their respective stockholders; and after April 26, 2000 and prior to the termination of the merger agreement, a third party has announced, as applicable, a Company or Parent Acquisition Offer and any of the following occur:

        - within twelve months following the termination of the merger agreement, as applicable, a Company or Parent Acquisition of the non-terminating party is consummated with that third party;

        - within six months following the termination of the merger agreement, as applicable, a Company or Parent Acquisition of the non-terminating party is consummated with any third party;

        - within twelve months following the termination of the merger agreement, the non-terminating party enters into an agreement or letter of intent providing for, as applicable, a Company or Parent Acquisition with that third party; or

        - within six months following the termination of the merger agreement, the non-terminating party enters into an agreement or letter of intent providing for, as applicable, a Company or Parent Acquisition with any third party;

then the non-terminating party will pay the terminating party $5 million called, as applicable, the Company or Parent Termination Fee.

     A Company Acquisition is defined by the merger agreement to mean any of the following transactions (other than the merger):

     - A merger, consolidation, business combination, recapitalization, or similar transaction involving HMT pursuant to which the stockholders of the HMT immediately preceding such transaction hold less than 50% of the aggregate equity interests in the surviving or resulting entity of or parent company involved in such transaction.

     - A sale or other disposition by HMT of all or substantially all of its assets.

     - The acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by HMT), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of HMT.

     A Parent Acquisition is defined by the merger agreement to mean any of the following transactions (other than the merger):

     - A merger, consolidation, business combination, recapitalization, or similar transaction involving Komag pursuant to which the stockholders of Komag immediately preceding such transaction hold less than 50% of the aggregate equity interests in the surviving or resulting entity of or parent company involved in such transaction.

     - A sale or other disposition by Komag of all or substantially all of its assets.

     - The acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by Komag), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of Komag.

EXTENSION, WAIVER AND AMENDMENT OF THE MERGER AGREEMENT

     Komag and HMT may amend the merger agreement before completion of the merger with the unanimous written consent of all the parties to the agreement.

     Either Komag or HMT may, to the extent legally allowed, in writing, extend the other's time for the performance of any of the obligations or other acts under the merger agreement, waive any inaccuracies in the other's representations and warranties and waive compliance by the other with any of the agreements or conditions contained in the merger agreement, prior to completion of the merger.

                   AGREEMENTS RELATED TO THE MERGER AGREEMENT

     This section of the joint proxy statement/prospectus describes agreements related to the merger agreement, including the Komag voting agreements and the HMT voting agreements. While we believe that these descriptions cover the material terms of these agreements, these summaries may not contain all of the information that is important to you. These agreements are attached to this joint proxy statement/ prospectus as part of Annex A, and we urge you to read them carefully.

HMT VOTING AGREEMENTS

     As a condition to HMT's entering into the merger agreement, HMT and each of Ray L. Martin, Chris A. Eyre, Kathleen A. Bayless, Thian H. Tan, Edward H. Siegler, Eric Y. Tu, Christopher H. Bajorek, Masayoshi Takebayashi, Timothy H. Starkey, Michael R. Splinter, Anthony Sun, Irwin Federman, George A. Neil, Tsutomu Yamashita and Thiam Seng Tan entered into voting agreements. By entering into the voting agreements, these Komag stockholders have irrevocably appointed HMT's board of directors as their lawful attorney and proxy. These proxies give HMT's board of directors the limited right to vote the shares of Komag common stock beneficially owned by these Komag stockholders, including shares of Komag common stock acquired after the date of the voting agreements, in favor of the issuance of shares of Komag common stock in the merger and each of the other actions contemplated by the merger agreement. These Komag stockholders may vote their shares of Komag common stock on all other matters.

     As of the record date, these individuals and entities collectively
beneficially owned approximately [               ] shares of Komag common stock
or approximately [               ]% of the outstanding Komag common stock. None
of the Komag stockholders who are parties to the voting agreements were paid additional consideration in connection with these agreements.

     Under these voting agreements, each of these Komag stockholders agreed not to sell the Komag common stock and options owned, controlled or acquired, either directly or indirectly, by that person until the earlier of the termination of the merger agreement or the completion of the merger, unless the transfer is in accordance with the agreement and each person to which any shares or any interest in any shares is transferred agrees to be bound by the terms and provisions of the voting agreement. These voting agreements will terminate upon the earlier to occur of the termination of the merger agreement and the completion of the merger.

KOMAG VOTING AGREEMENTS

     As a condition to Komag's entering into the merger agreement, Komag and each of Ronald L. Schauer, Donald P. Beadle, Bruce C. Edwards, Richard S. Love, Harry G. Van Wickle, Ronald J. Buschur, George J. Hall, Peter S. Norris, Miachael A. Russak, Ph.D., Stanley E. Adams, Joe Haefele and Kami Honardoost entered into voting agreements. By entering into the voting agreements, these HMT stockholders have irrevocably appointed Komag's board of directors as their lawful attorney and proxy. These proxies give Komag's board of directors the limited right to vote all the shares of HMT common stock beneficially owned by these HMT stockholders, including shares of HMT common stock acquired after the date of the voting agreements:

     - In favor of the merger.

     - In favor of the merger agreement, as modified or amended from time to time in accordance with its terms and with approval of the board of directors of HMT.

     - In favor of any matter that could reasonably be expected to facilitate the merger.

     - Against any matter that could reasonably be expected to prevent the merger.

These HMT stockholders may vote their shares of HMT common stock on all other matters.

     As of the record date, these individuals and entities collectively
beneficially owned approximately [               ] shares of HMT common stock or
approximately [               ]% of the outstanding HMT common stock. None of
the HMT stockholders who are parties to the voting agreements were paid additional consideration in connection with this agreement.

     Under these voting agreements, each of these HMT stockholders agreed not to sell the HMT common stock and options owned, controlled or acquired, either directly or indirectly, by that person until the earlier of the termination of the merger agreement or the completion of the merger, unless the transfer is in accordance with the agreement and each person to which any shares or any interest in any shares is transferred agrees to be bound by the terms and provisions of the voting agreement. These voting agreements will terminate upon the earlier to occur of the termination of the merger agreement and the completion of the merger.

HMT OPTION AGREEMENT

     As an inducement for Komag to enter into the merger agreement, Komag and HMT entered into a Company Stock Option Agreement, dated as of April 26, 2000, pursuant to which HMT granted Komag the right, the Option, under certain conditions, each an Exercise Event, to acquire up to 19.9% of HMT common stock. The granting of the Option was negotiated as a material term of the entire merger. Komag did not pay additional consideration to HMT in connection with HMT entering into the stock option agreement and granting the Option.

     In general, an Exercise Event may be deemed to occur if there is an event that causes the Company Termination Fee (defined above) to become payable.

KOMAG OPTION AGREEMENT

     As an inducement for HMT to enter into the merger agreement, HMT and Komag entered into a Parent Stock Option Agreement, dated as of April 26, 2000, pursuant to which Komag granted HMT the right, the Option, under certain conditions, each an Exercise Event, to acquire up to 19.9% of Komag common stock. The granting of the Option was negotiated as a material term of the entire merger. HMT did not pay additional consideration to Komag in connection with Komag entering into the stock option agreement and granting the Option.

     In general, an Exercise Event may be deemed to occur if there is an event that causes the Parent Termination Fee (as defined above) to become payable.

AFFILIATE AGREEMENTS

     Komag will be entitled to place appropriate legends on the certificates evidencing any Komag common stock to be received by affiliates of HMT and to issue stop transfer instructions to the transfer agent for the Komag common stock. HMT has agreed to use its best efforts to cause its affiliates to execute affiliate agreements as promptly as possible. Under the agreements, these persons acknowledge the resale restrictions imposed by Rule 145 under the Securities Act on shares of Komag common stock to be received by them in the merger.

                    COMPARATIVE PER SHARE MARKET PRICE DATA

KOMAG MARKET PRICE DATA

     Komag's common stock is traded on the Nasdaq National Market under the symbol "KMAG". The following table shows the range of high and low closing sales prices reported on the Nasdaq National Market for Komag common stock for the periods indicated:

                                                              HIGH      LOW
                                                              -----    -----
KOMAG'S FISCAL 1997
  First Quarter.............................................  32.88    25.41
  Second Quarter............................................  35.13    16.44
  Third Quarter.............................................  22.44    16.13
  Fourth Quarter............................................  21.38    14.50
KOMAG'S FISCAL 1998
  First Quarter.............................................  15.63    12.06
  Second Quarter............................................  15.50     5.63
  Third Quarter.............................................   6.13     2.63
  Fourth Quarter............................................  11.00     2.13
KOMAG'S FISCAL 1999
  First Quarter.............................................  15.25     4.31
  Second Quarter............................................   4.63     3.06
  Third Quarter.............................................   4.25     3.00
  Fourth Quarter............................................   3.94     1.63
KOMAG'S FISCAL 2000
  First Quarter.............................................   4.81     2.22
  Second Quarter (through June 13, 2000)....................   4.00     2.00

HMT MARKET PRICE DATA

     HMT's common stock is traded on the Nasdaq National Market under the symbol "HMTT". The following table shows the range of high and low closing sales prices reported on the Nasdaq National Market for HMT common stock for the periods indicated:

                                                              HIGH      LOW
                                                              -----    -----
HMT'S FISCAL 1998
  First Quarter.............................................  14.63    10.00
  Second Quarter............................................  17.00    12.38
  Third Quarter.............................................  20.00    12.50
  Fourth Quarter............................................  13.75     9.94
HMT'S FISCAL 1999
  First Quarter.............................................  14.63     8.81
  Second Quarter............................................  10.81     5.75
  Third Quarter.............................................  13.94    10.03
  Fourth Quarter............................................  15.56     3.50
HMT'S FISCAL 2000
  First Quarter.............................................   4.81     2.50
  Second Quarter............................................   4.16     2.25
  Third Quarter.............................................   4.13     3.06
  Fourth Quarter............................................   4.69     2.63
HMT'S FISCAL 2001
  First Quarter (through June 13, 2000).....................   3.19     1.31

     The table below presents the per share closing prices of Komag common stock and HMT common stock on the Nasdaq National Market and the pro forma equivalent market value of HMT common as of the dates specified. HMT's pro forma equivalent market value was determined by multiplying the closing prices of the Komag common stock as of the specified dates by the exchange ratio of 0.9094. April 25, 2000 was the last trading date before announcement of the merger. June 13, 2000 was the most recent practicable date before the date of this joint proxy statement/prospectus.

                                                                                     HMT
                                                                                 COMMON STOCK
                                                             KOMAG      HMT       PRO FORMA
                                                             COMMON    COMMON     EQUIVALENT
                           DATE                              STOCK     STOCK        VALUE
                           ----                              ------    ------    ------------
April 25, 2000.............................................  $3.03     $1.88        $2.76
June 13, 2000..............................................  $2.16     $1.72        $1.96

     HMT stockholders are advised to obtain current market quotations for Komag common stock and HMT common stock. No assurance can be given as to the market prices of Komag common stock or HMT common stock at any time before the consummation of merger or as to the market price of Komag common stock at any time after the merger. Because the exchange ratio is fixed, the exchange ratio will not be adjusted to compensate HMT stockholders for decreases in the market price of Komag common stock which could occur before the merger becomes effective. In the event the market price of Komag common stock decreases or increases prior to the consummation of merger, the value of the Komag common stock to be received in the merger in exchange for HMT common stock would correspondingly decrease or increase.

     Komag and HMT have never paid cash dividends on their respective shares of capital stock. Pursuant to the merger agreement, each of Komag and HMT has agreed not to pay cash dividends pending the consummation of the merger, without written consent of the other. If the merger is not consummated, the HMT board presently intends that it would continue its policy of retaining all earnings to finance the expansion of its business. The Komag board presently intends to retain all earnings for use in its businesses and has no present intention to pay cash dividends before or after the merger.

            COMPARISON OF RIGHTS OF HOLDERS OF HMT COMMON STOCK AND
                               KOMAG COMMON STOCK

     This section of the joint proxy statement/prospectus describes certain differences between HMT common stock and Komag common stock. While we believe that the description covers the material differences between the two, this summary may not contain all of the information that is important to HMT stockholders, including the certificate of incorporation and bylaws of Komag and the certificate of incorporation and bylaws of HMT. HMT stockholders should read this entire document and the other documents referred to carefully for a more complete understanding of the differences between HMT common stock and Komag common stock.

     HMT's certificate of incorporation and bylaws currently govern the rights of stockholders of HMT. After the completion of the merger, HMT's stockholders will become stockholders of Komag. As a result, former HMT stockholders' rights will be governed by Komag's certificate of incorporation and bylaws. The following paragraphs summarize certain differences between the rights of Komag stockholders and HMT stockholders under the certificate of incorporation and bylaws of Komag and certificate of incorporation and bylaws of HMT.

CLASSES OF COMMON STOCK OF KOMAG AND HMT

     We each have one class of common stock issued and outstanding. Holders of Komag common stock and holders of HMT common stock are each entitled to one vote for each share held.

NUMBER OF DIRECTORS AND TERM OF OFFICE

     Komag's board of directors currently consists of nine directors (although two seats on the board are currently vacant) who are elected for a term of one year. The number of directors on Komag's board may only be changed by a vote of a majority of the directors.

     HMT's board of directors currently consists of five members who are elected for a term of one year. The number of directors may be changed by a vote of a majority of the directors, subject to the rights of the holders of any outstanding series of HMT preferred stock to elect additional directors. There is currently no preferred stock of HMT outstanding.

REMOVAL OF DIRECTORS

     Komag directors, or the entire Komag board, may be removed with or without cause by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of capital stock of Komag entitled to vote in the election of director, subject to the following:

     - no director may be removed (unless the entire board of directors is removed) when the votes cast against removal, or not consenting in writing to such removal, would be sufficient to elect such director if voted cumulatively at an election at which the same total number of votes were cast and the entire number of directors authorized at the time of the director's most recent election were then being elected; and

     - when the provisions of the certificate of incorporation entitle the holders of the shares of any class or series to elect one or more directors, any director so elected may be removed only by the applicable vote of the holders of the shares of that class or series.

     HMT directors, or the entire HMT board, may be removed for cause by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of capital stock of HMT entitled to vote in the election of directors, voting together, but subject to the rights of the holders of any outstanding series of HMT preferred stock. The removal of directors without cause requires an affirmative vote of 66 2/3% of the outstanding shares of capital stock of HMT entitled to vote in the election of directors, voting together, but subject to the rights of the holders of any outstanding series of HMT preferred stock. There is currently no preferred stock of HMT outstanding.

FILLING VACANCIES ON THE BOARD OF DIRECTORS

     Any newly created directorships in either of our boards of directors, resulting from any increase in the number of authorized directors or any vacancies, may be filled by a majority of the remaining members of such board of directors, even though less than a quorum, or in the case of Komag, by a sole remaining director, subject to the rights of holders of any outstanding series of preferred stock.

LIMITS ON STOCKHOLDER ACTION BY WRITTEN CONSENT

     Stockholders of Komag may take action at annual or special meetings of stockholders, or by written consent of a majority of outstanding stock having the number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on a matter were present and voted.

     Stockholders of HMT must take action at an annual or special meeting. No stockholder action may be effected by written consent.

ABILITY TO CALL SPECIAL MEETINGS

     Special meetings of Komag stockholders may be called by Komag's board of directors, the Chairman of the Board, the President or holders of shares entitled to cast at least 10% of the vote at the meeting.

     Special meetings of HMT stockholders may be called by HMT's board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors, the Chairman of the Board, the Chief Executive Officer or holders of shares entitled to cast at least 20% of the vote at the meeting.

ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER NOMINATIONS AND PROPOSALS

     The Komag bylaws allow stockholders to propose business to be brought before any annual stockholder meeting. However, such proposals may only be made by a stockholder who has given timely written notice to the Secretary of the corporation.

     To be timely, a Komag stockholder's notice must be delivered to or mailed and received at Komag's principal executive offices, not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or public disclosure was made. A stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting:

     - a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting;

     - the names and address, as they appear on the corporation's books, of the stockholder proposing such business;

     - the class and number of shares of the corporation which are beneficially owned by the stockholder; and

     - any material interest of the stockholder in such business.

     Stockholder proposals will not be brought before any Komag stockholder meeting unless the proposal was brought before the meeting in accordance with Komag's stockholder advance notice procedure. The chairman of the Komag stockholder meeting will have the power to determine whether the nomination or proposal was made by the stockholder in accordance with the advance notice procedures set forth in Komag's bylaws. If the chairman determines that the nomination or proposal is not in compliance with Komag's advance notice procedures, the chairman may declare that the defective proposal will be disregarded.

     HMT also has an advance notice procedure for stockholders to nominate candidates for election to HMT's board of directors at annual stockholder meetings and to bring proposals before HMT's annual stockholder meeting. Nominations of directors and proposals may only be made by a stockholder who has given timely written notice to the Secretary of HMT before the annual meeting.

     To be timely, an HMT stockholder's notice must be delivered to or mailed and received at HMT's principal executive offices not later than the close of business on the sixtieth (60th) day nor earlier than the close of business on the ninetieth (90th) day prior to the first anniversary of the preceding year's annual meeting:

     - In the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than thirty (30) days from the date contemplated at the time of the previous year's proxy statement, notice by the stockholder to be timely must be so received not earlier than the close of business on the ninetieth (90th) day prior to such annual meeting and not later than the close of business on the later of the sixtieth (60th) day prior to such annual meeting.

     - In the event a public announcement of the date of the annual meeting is first made by HMT fewer than seventy (70) days prior to the date of such annual meeting, the close of business on the tenth (10th) day following the day on which public announcement of the date of the meeting is first made by the corporation.

     A stockholder's notice regarding a proposal or nomination must set forth as to each matter the stockholder proposes to bring before the annual meeting the following information:

     - a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting;

     - the name and address, as they appear on the corporation's books, of the stockholder proposing such business;

     - the class and number of shares of the corporation which are beneficially owned by the stockholder;

     - any material interest of the stockholder in such business; and

     - any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Securities Exchange Act in his capacity as a proponent to a stockholder proposal.

     Notwithstanding the foregoing, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholder's meeting, stockholders must provide notice as required by the regulations promulgated under the Exchange Act. The chairman of the annual meeting may determine that business was not properly brought before the meeting and in accordance with these provisions and may determine that any such business not properly brought before the meeting shall not be transacted.

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

     An HMT stockholder's notice regarding a nomination must, in addition, set forth the following information. As to each person, if any, whom the stockholder proposes to nominate for election or re-election as a director:

     - the nominee's name, age, business address and residence address;

     - the nominee's principal occupation or employment;

     - the class and number of shares of the corporation which the nominee beneficially owns;

     - a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder; and

     - any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including without limitation such person's written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected).

     Only persons who are nominated in accordance with the procedures set forth in HMT's bylaws will be eligible for election as directors. HMT's Chairman may reject any nomination or proposal of business made by a stockholder unless it is made on time and in accordance with the advance notice procedures set forth in HMT's bylaws. If the Chairman determines that the information provided in the stockholder's notice does not satisfy the information requirements prescribed by the bylaws, he will declare the nomination defective at the meeting, and it will be disregarded.

AMENDMENT OF CERTIFICATE OF INCORPORATION

     Under Delaware law, a certificate of incorporation of a Delaware corporation may be amended by approval of the board of directors of the corporation and the affirmative vote of the holders of a majority of the outstanding shares entitled to vote for the amendment, unless a higher vote is required by the corporation's certificate of incorporation.

     Komag's certificate of incorporation contains no provisions requiring a vote greater than that required by Delaware law to amend its certificate of incorporation.

     HMT's certificate of incorporation provides that the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the outstanding shares of the voting stock, voting together, shall be required to alter, amend or repeal certain provisions of the certificate relating to the composition of the board, election, removal and actions of directors, amendment of the bylaws and certificate of incorporation, actions by stockholders, the calling of special meetings of stockholders and indemnification of directors.

AMENDMENT OF BYLAWS

     Under Delaware law, stockholders entitled to vote have the power to adopt, amend or repeal bylaws. In addition, a corporation may, in its certificate of incorporation, confer such power upon the board of directors. The stockholders always have the power to adopt, amend or repeal bylaws, even though the board may also be delegated such power.

     Both the stockholders of Komag and HMT may adopt, amend or repeal their bylaws in accordance with Delaware law. The bylaws of HMT require an affirmative vote of at least 66 2/3% of the outstanding shares entitled to vote to amend the bylaws. The board of directors of HMT also may adopt, amend or repeal the bylaws.

                        EXECUTIVE OFFICERS AND DIRECTORS
                              OF HMT JOINING KOMAG

     Ronald L. Schauer joined HMT in February 1994. He is currently the Chief Executive Officer and Chairman of the Board of Directors. From June 1993 to February 1994, he was the owner, President and Chief Executive Officer of PAWS, Inc., a plastics manufacturing company. From June 1991 to June 1993, he was President and Chief Operating Officer of Magnetic Data, Inc., a contract manufacturer of disk drives and computers. From June 1983 to May 1991, he was Corporate Vice President and General Manager of the Memory Products Division of Stolle Corporation, a wholly owned subsidiary of Alcoa, a diversified aluminum manufacturing company. From 1972 to May 1983, Mr. Schauer held various technical and general management positions in the Data Recording Products Divisions at 3M Company, a diversified manufacturing company. Mr. Schauer holds a B.S. in Electrical Engineering from South Dakota State University.

     Ronald J. Buschur is currently the President and Chief Operating Officer of HMT. He joined HMT as Director of Quality Systems in June 1994, was appointed Vice President, Quality Assurance in February 1995 and promoted to Vice President, Worldwide Quality and Marketing in June 1998. From December 1993 to June 1994, he was a Customer Account Manager at StorMedia, a thin-film disk manufacturer. From July 1993 to December 1993, he was a Supplier Accounts Manager at Maxtor, a disk drive company. From May 1987 to July 1993, he held various managerial positions at Digital Equipment Corporation, a computer manufacturer. Mr. Buschur holds a B.A. in Business Administration and Management from the University of Phoenix and an Associate Degree in Electrical Engineering Technology from ITT Technical Institute.

     Michael A. Russak joined HMT as Executive Vice President, Research and Development in August 1993 and was promoted to Chief Technical Officer in 1998. From October 1988 to August 1992, he was a manager at the Research Division of IBM. He then transferred to IBM's Storage Products Division in San Jose, California in 1992. Dr. Russak holds a B.S. in Ceramic Engineering and a Ph.D. in Materials Science from Rutgers University.

     Peter S. Norris joined the Company as Executive Vice President, Finance, Chief Financial Officer and Treasurer in December 1995. He was promoted to Executive Vice President, Finance, Chief Financial Officer and Treasurer in November 1999. From 1975 to December 1995, he held various positions at General Instrument Corporation, an electronics company, most recently as Assistant Treasurer since 1981. Mr. Norris holds a B.A. in Economics from Upsala College.

     [biographies of 2 additional board members to be inserted]

     ADDITIONAL MATTER BEING SUBMITTED TO A VOTE OF ONLY KOMAG STOCKHOLDERS

                                 PROPOSAL NO. 2

      APPROVAL OF AMENDMENT TO KOMAG'S AMENDED AND RESTATED CERTIFICATE OF
                                 INCORPORATION

     Komag stockholders are being asked to approve an amendment to the Komag Amended and Restated Certificate of Incorporation to increase the authorized number of shares of common stock by 100,000,000 shares to a total of 250,000,000 shares.

     On May 31, 2000 the board of directors approved by written consent an amendment to Komag's Amended and Restated Certificate of Incorporation to increase the authorized number of shares of common stock of Komag from 150,000,000 shares to 250,000,000 shares.

     The additional common stock to be authorized by adoption of the amendment would have rights identical to the currently outstanding common stock of Komag. Adoption of the proposed amendment would not affect the rights of the holders of currently outstanding common stock of Komag. If the amendment is adopted, it will become effective upon filing of a Certificate of Amendment with the Secretary of State of Delaware.

PURPOSE AND EFFECT OF THE AMENDMENT

     As of April 19, 2000, there were approximately 66,054,041 shares of common stock outstanding and approximately 37,786,218 additional shares of common stock reserved for options, employee equity plans, warrants and convertible debt. If the merger with HMT is consummated, approximately 42,775,315 more shares of common stock will be issued to former HMT stockholders and 15,769,856 more shares of common stock will be reserved for HMT options, employee equity plans and convertible debt. This would leave Komag with approximately 46,159,741 shares of common stock available for other corporate purposes.

     The principal purpose of the amendment is to provide Komag with the flexibility to issue common stock for proper corporate purposes, which may be identified in the future, such as deleveraging Komag's balance sheet by issuing equity to restructure some or all of its debt, making acquisitions through the use of stock, and adopting additional equity incentive plans or reserving additional shares for issuance under such additional plans or current plans. The board of directors has not authorized or taken any action with respect to the issuance of any of the additional shares for which approval is sought.

VOTE REQUIRED

     The affirmative vote of the holders of a majority of the outstanding shares of the common stock is required to approve the amendment. As a result, abstentions and broker non-votes will have the same effect as negative votes.

RECOMMENDATION

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THIS PROPOSAL.

      ADDITIONAL MATTER BEING SUBMITTED TO A VOTE OF ONLY HMT STOCKHOLDERS

                                 PROPOSAL NO. 2

             APPROVAL OF AMENDMENT TO EMPLOYEE STOCK PURCHASE PLAN

     HMT's Employee Stock Purchase Plan was adopted by HMT board of directors in January 1996 and approved by the stockholders in February 1996. As of March 31, 2000, there were 3,000,000 shares of HMT common stock reserved for issuance under the Purchase Plan.

     As of May 31, 2000, an aggregate of 2,739,052 shares of HMT common stock had been issued under the Purchase Plan, and only 260,948 shares of HMT common stock remained available for the grant of future rights under the Purchase Plan. During the last fiscal year, all employees as a group (excluding current executive officers) purchased 1,208,389 shares of HMT common stock under the Purchase Plan at the weighted average price per share of $2.4569. No executive officers participated in the Purchase Plan.

     The terms of the merger agreement, provide for the termination of the Purchase Plan after the consummation of the proposed merger. However, on the effective date of the merger, all rights to purchase HMT common stock under offering periods in effect immediately prior to the merger will be converted into rights to purchase shares of Komag common stock, and all such rights shall be assumed by Komag.

     In [               ] 2000, the board of directors approved an amendment to
the Purchase Plan, subject to stockholder approval, to increase the number of shares authorized for issuance under the Purchase Plan from 3,000,000 shares to 4,000,000 shares. This amendment is intended to satisfy the Purchase Plan's projected share reserve requirements prior to the consummation of the merger. Alternatively, in the event that HMT does not complete the merger with Komag, this amendment is intended to afford HMT the opportunity to provide employees with stock incentives and to ensure that HMT can continue to provide such incentives at levels determined appropriate by the board of directors.

     HMT stockholders are requested in this Proposal No. 2 to approve the Purchase Plan, as amended. If the stockholders fail to approve this Proposal No. 2, HMT will not be able to continue the Purchase Plan and may experience difficulty in attracting and retaining employees and in motivating them to exert their best efforts for the success of the company. The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the meeting will be required to approve the Purchase Plan, as amended. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

                       THE BOARD OF DIRECTORS RECOMMENDS
                       A VOTE IN FAVOR OF PROPOSAL NO. 2.

     The essential features of the Purchase Plan, as amended, are outlined below:

1. PURPOSE

     The purpose of the Purchase Plan is to provide a means by which employees of HMT (and employees of any parent or subsidiary of HMT designated by the board of directors to participate in the Purchase Plan) may be given an opportunity to purchase HMT common stock through payroll deductions, to assist HMT in retaining the services of its employees, to secure and retain the services of new employees, and to provide incentives for such persons to exert maximum efforts for the success of the company. Approximately 1,284 of HMT's approximately 1,468 employees are eligible to participate in the Purchase Plan.

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

     The rights to purchase HMT common stock granted under the Purchase Plan are intended to qualify as options issued under an "employee stock purchase plan" as that term is defined in Section 423(b) of the Internal Revenue Code.

2. ADMINISTRATION

     The board of directors administers the Purchase Plan and has the final power to construe and interpret both the Purchase Plan and the rights granted under it. The board of directors has the power, subject to the provisions of the Purchase Plan, to determine when and how rights to purchase HMT common stock will be granted, the provisions of each offering of such rights (which need not be identical), and whether employees of any parent or subsidiary of HMT will be eligible to participate in the Purchase Plan.

     The board of directors has the power to delegate administration of the Purchase Plan to a committee composed of not fewer than two members of the board of directors. As used herein with respect to the Purchase Plan, the "board" refers to any committee the board of directors appoints as well as to the board of directors itself.

3. OFFERINGS

     The Purchase Plan is implemented by offerings of rights to all eligible employees from time to time by the board. Under the Purchase Plan an offering may run as long as twenty-seven months. Offerings currently adopted under the Purchase Plan run for approximately 24 months and are divided into four shorter "purchase periods" approximately six months long. A new offering commences under the Purchase Plan on each May 1 and November 1.

4. ELIGIBILITY

     Any person who is customarily employed at least 20 hours per week and five months per calendar year by HMT (or by any parent or subsidiary of HMT designated by the board) on the first day of an offering is eligible to participate in that offering, provided such employee has been continuously employed by HMT or the designated affiliate for at least such continuous period preceding the first day of the offering period as the board may require, but in no event shall the required period of continuous employment be greater than two years. Current offerings under the Purchase Plan impose a ten-day employment requirement. The board may provide in any offering that certain officers of HMT who are "highly compensated" as defined in the Code are not eligible to participate in the offering.

     However, no employee is eligible to participate in the Purchase Plan if, immediately after the grant of purchase rights, the employee would own, directly or indirectly, stock possessing 5% or more of the total combined voting power or value of all classes of stock of HMT or of any parent or subsidiary of HMT (including any stock which such employee may purchase under all outstanding rights and options). Also, in any calendar year no employee may purchase more than $25,000 worth of HMT common stock (determined at the fair market value of the shares at the time such rights are granted) under all employee stock purchase plans of HMT and its affiliates multiplied by the number of calendar years in which the right, or rights, had been outstanding.

5. PARTICIPATION IN THE PLAN

     Eligible employees enroll in the Purchase Plan by delivering to HMT, prior to the date selected by the board as the offering date for the offering, an agreement authorizing payroll deductions of up to 15% of such employees' base total compensation during the purchase period.

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

6. PURCHASE PRICE

     The purchase price per share at which shares of HMT common stock are sold in an offering under the Purchase Plan is the lower of (i) 85% of the fair market value of a share of HMT common stock on first day of the offering or (ii) 85% of the fair market value of a share of HMT common stock on the specified purchase date.

7. PAYMENT OF PURCHASE PRICE; PAYROLL DEDUCTIONS

     The purchase price of the shares is accumulated by payroll deductions over the offering. At any time during the offering, a participant may reduce or terminate his or her payroll deductions as the board provides in the offering. A participant may not increase or begin such payroll deductions after the beginning of any purchase period, except as the board provides, in an offering (such as the case of an employee who first becomes eligible to participate as of a date specified during an offering). All payroll deductions made for a participant are credited to his or her account under the Purchase Plan and deposited with the general funds of HMT. A participant may make additional payments into such account, only as specifically provided for an offering and only if the participant has not had the maximum amount withheld during such offering period.

8. PURCHASE OF STOCK

     By executing an agreement to participate in the Purchase Plan, the employee is entitled to purchase shares under the Purchase Plan. In connection with offerings made under the Purchase Plan, the Board may specify the maximum number of shares of HMT common stock an employee may be granted the right to purchase and the maximum aggregate number of shares of HMT common stock that may be purchased pursuant to such offering by all participants. If the aggregate number of shares to be purchased upon exercise of rights granted in the offering would exceed the maximum aggregate number of shares of HMT common stock then available under the Purchase Plan, the board would make a pro rata allocation of available shares in a uniform and equitable manner. Unless the employee's participation is discontinued (see "Withdrawal" below), his or her right to purchase shares is exercised automatically at the end of each purchase period at the applicable price. Funds not used to purchase shares are returned to the employee unless they are less than the amount then necessary to purchase a whole share, in which case that amount is carried over for the purchase of shares in the next purchase period or offering.

9. WITHDRAWAL

     While each participant in the Purchase Plan is required to sign an agreement authorizing payroll deductions, the participant may withdraw from a given offering by terminating his or her payroll deductions and by delivering to HMT a notice of withdrawal from the Purchase Plan. Such withdrawal may be elected at any time up to ten (10) days prior to the end of the applicable offering.

     Upon any withdrawal from an offering by the employee, HMT will distribute to the employee his or her accumulated payroll deductions without interest, less any accumulated deductions previously applied to the purchase of shares of HMT common stock on the employee's behalf during such offering, and such employee's interest in the offering will be automatically terminated. The employee is not entitled to again participate in that offering.However, an employee's withdrawal from an offering will not have any effect upon such employee's eligibility to participate in subsequent offerings under the Purchase Plan.

10. TERMINATION OF EMPLOYMENT

     Rights granted pursuant to any offering under the Purchase Plan terminate immediately upon cessation of an employee's employment for any reason, and HMT will distribute to such employee all of his or her accumulated payroll deductions, without interest.

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

11. RESTRICTIONS ON TRANSFER

     Rights granted under the Purchase Plan are not transferable and may be exercised only by the person to whom such rights are granted.

12. DURATION, AMENDMENT AND TERMINATION

     The board may suspend or terminate the Purchase Plan at any time. Unless terminated earlier, the Purchase Plan will terminate at the time that all of the shares subject to the Purchase Plan's share reserve, as increased and/or adjusted from time to time, have been issued under the terms of the Purchase Plan.

     The board may amend the Purchase Plan at any time. Any amendment of the Purchase Plan must be approved by the stockholders within 12 months of its adoption by the board if the amendment would (i) increase the number of shares of HMT common stock reserved for issuance under the Purchase Plan, (ii) modify the requirements relating to eligibility for participation in the Purchase Plan, or (iii) modify any other provision of the Purchase Plan, if such approval is required in order to comply with the requirements of Rule 16b-3 under Exchange Act or to obtain "employee stock purchase plan" treatment under Section 423 of the Code.

     Rights granted before amendment or termination of the Purchase Plan will not be impaired by any amendment or termination of the Purchase Plan without the consent of the employee to whom such rights were granted.

13. EFFECT OF CERTAIN CORPORATE EVENTS

     In the event of a dissolution, liquidation or specified type of merger, consolidation or similar transaction in which HMT is not the surviving corporation, the board has discretion to provide that the rights under the Purchase Plan will be assumed or equivalent rights substituted by the surviving entity, or the board may shorten the offering period and provide for all sums collected by payroll deductions to be applied to purchase stock immediately prior to, or concurrent with, any such event.

14. STOCK SUBJECT TO PURCHASE PLAN

     Subject to this Proposal, an aggregate of 4,000,000 shares of HMT common stock are reserved for issuance under the Purchase Plan. If rights granted under the Purchase Plan expire, lapse or otherwise terminate without being exercised, the shares of HMT common stock not purchased under such rights again becomes available for issuance under the Purchase Plan.

15. FEDERAL INCOME TAX INFORMATION

     Rights granted under the Purchase Plan are intended to qualify for favorable federal income tax treatment associated with rights granted under an employee stock purchase plan which qualifies under provisions of Section 423 of the Code.

     A participant will be taxed on amounts withheld for the purchase of shares of HMT common stock as if such amounts were actually received. Other than this, no income will be taxable to a participant until disposition of the acquired shares, and the method of taxation will depend upon the holding period of the acquired shares.

     If the stock is disposed of at least two years after the beginning of the offering period and at least one year after the stock is transferred to the participant, then the lesser of (i) the excess of the fair market value of the stock at the time of such disposition over the exercise price or (ii) the excess of the fair market value of the stock as of the beginning of the offering period over the exercise price (determined as of the beginning of the offering period) will be treated as ordinary income. Any further gain or any loss will be taxed as a long-term capital gain or loss. Such capital gains currently are generally subject to lower tax rates than ordinary income.

     If the stock is sold or disposed of before the expiration of either of the holding periods described above, then the excess of the fair market value of the stock on the exercise date over the exercise price will be treated as ordinary income at the time of such disposition. The balance of any gain will be treated as capital gain. Even if the stock is later disposed of for less than its fair market value on the exercise date, the same amount of ordinary income is attributed to the participant, and a capital loss is recognized equal to the difference between the sales price and the fair market value of the stock on such exercise date. Any capital gain or loss will be short-term or long-term, depending on how long the stock has been held.

     There are no federal income tax consequences to HMT by reason of the grant or exercise of rights under the Purchase Plan. HMT is entitled to a deduction to the extent amounts are taxed as ordinary income to a participant (subject to the requirement of reasonableness and the satisfaction of tax reporting obligations).

                                 LEGAL OPINION

     The validity of the shares of Komag common stock offered by this joint proxy statement/prospectus will be passed upon for Komag by Wilson Sonsini Goodrich & Rosati, Professional Corporation.

                                    EXPERTS

     The consolidated financial statements and schedule of Komag, Incorporated appearing in Komag, Incorporated's Annual Report (Form 10-K) for the year ended January 2, 2000, have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about Komag's ability to continue as a going concern as described in Note 1 to the consolidated financial statements) included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The financial statements of HMT Technology Corporation incorporated in this Prospectus by reference to the Annual Report on Form 10-K, as amended, for the year ended March 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             STOCKHOLDER PROPOSALS

     Under Rule 14a-8 of the Exchange Act, Komag stockholders may present proper proposals for inclusion in Komag's proxy statement and for consideration at the next annual meeting of its stockholders by submitting such proposals to Komag in a timely manner. In order to be so included for the 2001 annual meeting,
stockholder proposals must have been received by Komag no later than [       ],
and must have otherwise complied with the requirements of Rule 14a-8.

     Under Rule 14a-8 of the Exchange Act, HMT stockholders may present proper proposals for inclusion in HMT's proxy statement and for consideration at the next annual meeting of its stockholders by submitting such proposals to HMT in a timely manner. In order to be so included for the 2000 annual meeting, stockholder proposals must have been received by HMT a reasonable time in advance of the meeting, and must have otherwise complied with the requirements of Rule 14a-8.

                      WHERE YOU CAN FIND MORE INFORMATION

     Reports, proxy statements and other information concerning Komag may be inspected at:

    The National Association of
    Securities Dealers
    1735 K Street, N.W.
    Washington, D.C. 20006

     Requests for documents relating to Komag should be directed to:

    Komag, Incorporated
    Investor Relations
    1710 Automation Parkway
    San Jose, CA 95131
    (408) 576-2000
     Reports, proxy statements and other information regarding HMT may be inspected at:

    The National Association of
    Securities Dealers
    1735 K Street, N.W.
    Washington, D.C. 20006

     Requests for documents relating to HMT should be directed to:

    HMT Technology Corporation
    Investor Relations
    1055 Page Avenue
    Fremont, California 94538
    (510) 490-3100

     Komag files reports, proxy statements and other information with the SEC. Copies of its reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC:

  Judiciary Plaza         Citicorp Center          Seven World Trade Center
  Room 1024               500 West Madison Street  13th Floor
  450 Fifth Street, N.W.  Suite 1400               New York, New York 10048
  Washington, D.C. 20549  Chicago, Illinois 60661

     Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy statements and other information regarding each of us. The address of the SEC website is http://www.sec.gov.

     Komag has filed a registration statement under the Securities Act with the SEC with respect to Komag's common stock to be issued to HMT stockholders in the merger. This joint proxy statement/ prospectus constitutes the prospectus of Komag filed as part of the registration statement. This joint proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted as provided by the rules and regulations of the SEC. You may inspect and copy the registration statement at any of the addresses listed above.

      ADDITIONAL DOCUMENTS AND OTHER INFORMATION INCORPORATED BY REFERENCE

INCORPORATION BY REFERENCE OF CERTAIN KOMAG REPORTS, PROXY AND INFORMATION STATEMENTS AND OTHER INFORMATION

     The rules and regulations of the Securities and Exchange Commission allow Komag to incorporate into this joint proxy statement/prospectus by reference certain reports, proxy and information statements and other information, which means that important information may be disclosed to you by Komag by referring you to another report, proxy or information statement or other information filed separately by Komag with the Securities and Exchange Commission. The reports, proxy and information statements and other information incorporated into this joint proxy statement/prospectus by reference are deemed to be part of this joint proxy statement/prospectus, except for any information superseded by information contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus hereby incorporates by reference the reports, proxy and information statements and other information listed below, which have been previously filed by Komag with the Securities and

Exchange Commission. The following reports, proxy and information statements and other information contain information about Komag and its financial condition, results of operations and business that are important to you, and we encourage you to read them carefully in connection with your review of this joint proxy statement/prospectus.

          (1) Annual Report on Form 10-K, filed by Komag with the Securities and Exchange Commission on March 31, 2000 to report results for its fiscal year ended January 2, 2000.

          (2) Quarterly Report on Form 10-Q, filed by Komag with the Securities and Exchange Commission on May 4, 2000 to report results for its fiscal quarter ended April 2, 2000.

          (3) Definitive Proxy Statement on Schedule 14A, filed by Komag with the Securities and Exchange Commission on April 10, 2000.

          (4) Reports on Form 8-K, filed by Komag with the Securities and Exchange Commission on June 2, 2000.

     Komag is also incorporating by reference all additional reports, proxy and information statements and other information filed by Komag with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934, as amended, between the date of this joint proxy statement/prospectus and the special meeting of stockholders of Komag described herein.

     You may have been sent some of the reports, proxy and information statements and other information incorporated by reference in this joint proxy statement/prospectus by Komag, but you can also obtain any of them through the Securities and Exchange Commission at the locations described above, or through Komag at the following address:
                             Komag Technology, Inc.
                               Investor Relations
                             1710 Automation Drive
                           San Jose, California 95131
                                 (408) 576-2000

     If you would like to request any reports, proxy and information statements
or other information from Komag, please do so by             , 2000 [INSERT DATE
WHICH IS FIVE BUSINESS DAYS BEFORE SPECIAL MEETING] to receive them before the special meeting of stockholders of Komag described herein.

INCORPORATION BY REFERENCE OF CERTAIN HMT REPORTS, PROXY AND INFORMATION STATEMENTS AND OTHER INFORMATION

     The rules and regulations of the Securities and Exchange Commission allow HMT to incorporate into this joint proxy statement/prospectus by reference certain reports, proxy and information statements and other information, which means that important information may be disclosed to you by HMT by referring you to another report, proxy or information statement or other information filed separately by HMT with the Securities and Exchange Commission. The reports, proxy and information statements and other information incorporated into this joint proxy statement/prospectus by reference are deemed to be part of this joint proxy statement/prospectus, except for any information superseded by information contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/ prospectus hereby incorporates by reference the reports, proxy and information statements and other information listed below, which have been previously filed by HMT with the Securities and Exchange Commission. The following reports, proxy and information statements and other information contain information about HMT and its financial condition, results of operations and business that are important to you, and we encourage you to read them carefully in connection with your review of this joint proxy statement/prospectus.

     (1) Current Report on Form 8-K, filed by HMT with the Securities and Exchange Commission on May 1, 2000.

     (2) Annual Report on Form 10-K/A, filed by HMT with the Securities and Exchange Commission on June 13, 2000, to report results for the fiscal year ended March 31, 2000.

     HMT is also incorporating by reference all additional reports, proxy and information statements and other information filed by HMT with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, between the date of this proxy statement/prospectus and the special meeting of stockholders of HMT described herein.

     You may have been sent some of the reports, proxy and information statements and other information incorporated by reference in this joint proxy statement/prospectus by HMT, but you can also obtain any of them through the Securities and Exchange Commission at the locations described above, or through HMT at the following address:

                           HMT Technology Corporation
                                1053 Page Avenue
                               Fremont, CA 94538
                                 (510) 491-3100

     If you would like to request any reports, proxy and information statements
or other information from HMT, please do so by             , 2000 [INSERT DATE
WHICH IS FIVE BUSINESS DAYS BEFORE SPECIAL MEETING] to receive them before the special meeting of stockholders of HMT described herein.

     THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE KOMAG COMMON STOCK OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE THE OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN THAT JURISDICTION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MEANS, UNDER ANY CIRCUMSTANCES, THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH OR INCORPORATED IN THIS DOCUMENT BY REFERENCE OR IN THE AFFAIRS OF KOMAG OR HMT SINCE THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS. THE INFORMATION CONTAINED IN THIS DOCUMENT WITH RESPECT TO HMT WAS PROVIDED BY HMT. THE INFORMATION CONTAINED IN THIS DOCUMENT WITH RESPECT TO KOMAG WAS PROVIDED BY KOMAG.

TRADEMARKS

     This joint proxy statement/prospectus contains trademarks of Komag and HMT as well as trademarks of other companies. The Komag logo is a registered trademark of Komag. The HMT logo is a registered trademark of HMT.

                              KOMAG, INCORPORATED

                         INDEX TO FINANCIAL INFORMATION

                                                              PAGE
                                                              ----
UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED
  FINANCIAL INFORMATION
Overview....................................................  F-2
Unaudited Pro Forma Combined Condensed Consolidated Balance
  Sheet.....................................................  F-3
Unaudited Pro Forma Combined Condensed Consolidated
  Statement of Operations...................................  F-4
Notes to Unaudited Pro Forma Combined Condensed Consolidated
  Financial Statements of Komag and HMT.....................  F-6

        PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

OVERVIEW

     On April 26, 2000, Komag, Incorporated ("Komag" or the "Company") reached a definitive agreement to merge with HMT Technology, Corp. ("HMT") in a transaction to be accounted for using the purchase method of accounting. Komag will issue 0.9094 shares of Komag common stock for each issued and outstanding share of HMT common stock on the closing date. The Company also anticipates incurring approximately $7.0 million in acquisition expenses, including financial advisory and legal fees and other direct transaction costs, which will also be included as a component of the purchase price. The allocation of the aggregate purchase price of approximately $138.2 million will be finalized following receipt of the closing balance sheet of HMT and a final independent appraisal of certain intangible assets of HMT.

     The accompanying unaudited pro forma combined condensed consolidated balance sheet gives effect to the merger of Komag and HMT as if such transaction occurred on April 2, 2000. The unaudited pro forma combined condensed balance sheet combines the unaudited consolidated balance sheet of Komag as of April 2, 2000, and the consolidated balance sheet of HMT as of March 31, 2000.

     The accompanying unaudited pro forma combined condensed consolidated statements of operations present the results of operations of Komag for the year ended January 2, 2000 and the three-month period ended April 2, 2000, combined with the statement of operations of HMT for the year ended March 31, 2000 and the three-month period ended March 31, 2000. The unaudited pro forma combined condensed consolidated statements of operations give effect to this acquisition as if it had occurred as of January 4, 1999.

     The unaudited pro forma combined condensed consolidated balance sheet and statements of operations are not necessarily indicative of the financial position and operating results that would have been achieved had the transaction been in effect as of the dates indicated and should not be construed as being a representation of financial position or future operating results of the combined companies.

     The unaudited pro forma combined condensed consolidated financial information should be read in conjunction with the audited consolidated financial statements and related notes of Komag and HMT, which are incorporated in this joint proxy statement/prospectus by reference.

       UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)

                                             KOMAG         HMT
                                            ACTUAL       ACTUAL
                                           ---------    ---------             PRO FORMA
                                           APRIL 2,     MARCH 31,    ----------------------------
                                             2000         2000       ADJUSTMENTS        COMBINED
                                           ---------    ---------    -----------        ---------
ASSETS
Current Assets
  Cash and cash equivalents..............  $  38,126    $ 55,314      $      --         $  93,440
  Short-term investments.................     33,700          --             --            33,700
  Accounts receivable....................     40,681      24,901             --            65,582
  Inventories............................     21,862      16,594             --            38,456
  Prepaid expenses and other current
     assets..............................      1,950         153             --             2,103
  Deferred income taxes..................      3,767       3,848             --             7,615
                                           ---------    --------                        ---------
     Total current assets................    140,086     100,810             --           240,896

Net property, plant and equipment........    295,309     271,225       (106,578)(A)       459,956
Net Intangible Assets....................     20,441          --         12,979(B)         33,420
Deposits and Other Assets................      2,466       5,027             --             7,493
                                           ---------    --------      ---------         ---------
                                           $ 458,302    $377,062      $ (93,599)        $ 741,765
                                           =========    ========      =========         =========
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Current portion of long-term debt......  $ 260,000    $     --      $      --         $ 260,000
  Trade accounts payable.................     22,850      15,266             --            38,116
  Accounts payable to related parties....      2,257          --             --             2,257
  Accrued compensation and benefits......      9,993       7,251             --            17,244
  Other liabilities......................     17,487       2,421          7,000(C)         26,908
  Restructuring liability................     16,417          --         19,479(D)         35,896
                                           ---------    --------      ---------         ---------
     Total current liabilities...........    329,004      24,938         26,479           380,421

Note payable to related party............     21,186          --             --            21,186
Deferred income taxes....................     20,045       3,688          4,200(E)         27,933
Other long-term liabilities..............     10,772         865             --            11,637
Minority interest in consolidated
  subsidiary.............................      3,790          --             --             3,790
5 3/4% convertible subordinated notes....         --     230,000       (136,160)(F)        93,840

Stockholders' Equity
  Common stock...........................        659          46            374(G)          1,079
  Additional paid-in capital.............    445,470     116,931         13,920(H)        576,321
  Retained earnings (accumulated
     deficit)............................   (373,203)     77,243        (78,463)(I)(J)   (374,423)
  Distribution in excess of basis........         --     (76,649)        76,649(I)             --
  Deferred compensation..................         --          --           (598)(K)          (598)
  Accumulated other comprehensive
     income..............................        579          --                              579
                                           ---------    --------      ---------         ---------
     Total stockholders' equity..........     73,505     117,571         11,882           202,958
                                           ---------    --------      ---------         ---------
                                           $ 458,302    $377,062      $ (93,599)        $ 741,765
                                           =========    ========      =========         =========

See accompanying notes to unaudited pro forma combined condensed consolidated financial information.

              UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED
                            STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                   THREE MONTHS ENDED
                                                  ---------------------
                                                   KOMAG         HMT
                                                   ACTUAL      ACTUAL
                                                  --------    ---------           PRO FORMA
                                                  APRIL 2,    MARCH 31,    -----------------------
                                                    2000        2000       ADJUSTMENTS    COMBINED
                                                  --------    ---------    -----------    --------
Net sales.......................................  $79,633     $ 43,464       $    --      $123,097
Cost of sales...................................   66,795       54,974        (5,151)(L)   116,618
                                                  -------     --------       -------      --------
     Gross profit (loss)........................   12,838      (11,510)        5,151         6,479
Operating expenses
  Research, development and engineering.........    8,549        2,256            --        10,805
  Selling, general and administrative...........    3,645        2,490            --         6,135
  Amortization of intangibles...................    2,555           --           778(M)      3,333
  Restructuring/impairment charges..............   (1,950)          --            --        (1,950)
                                                  -------     --------       -------      --------
                                                   12,799        4,746           778        18,323
                                                  -------     --------       -------      --------
     Operating profit (loss)....................       39      (16,256)        4,373       (11,844)
Other expense...................................   (5,094)      (2,677)       (9,700)(N)   (17,471)
                                                  -------     --------       -------      --------
     Loss before income taxes, minority interest
       and equity in joint venture loss.........   (5,055)     (18,933)       (5,327)      (29,315)
Provision (benefit) for income taxes............      376       (5,680)           --        (5,304)
                                                  -------     --------       -------      --------
     Loss before minority interest and equity in
       joint venture loss.......................   (5,431)     (13,253)       (5,327)      (24,011)
Minority interest in net loss of consolidated
  subsidiary....................................     (137)          --            --          (137)
                                                  -------     --------       -------      --------
     Net loss...................................  $(5,294)    $(13,253)      $(5,327)     $(23,874)
                                                  =======     ========       =======      ========
Basic and diluted loss per share................  $ (0.08)    $  (0.29)                   $  (0.22)
                                                  =======     ========                    ========
Number of shares used in basic and diluted
  computation...................................   65,902       46,092                     107,913
                                                  =======     ========                    ========

See accompanying notes to unaudited pro forma combined condensed consolidated financial information.

              UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED
                            STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                       YEAR ENDED                 PRO FORMA
                                                 ----------------------   --------------------------
                                                   KOMAG         HMT
                                                   ACTUAL      ACTUAL
                                                 ----------   ---------
                                                 JANUARY 2,   MARCH 31,
                                                    2000        2000      ADJUSTMENTS      COMBINED
                                                 ----------   ---------   -----------      ---------
Net sales......................................  $ 331,946    $192,762     $     --        $ 524,708
Cost of sales..................................    354,655     236,788      (20,604)(L)      570,839
                                                 ---------    --------     --------        ---------
     Gross profit (loss).......................    (22,709)    (44,026)      20,604          (46,131)
Operating expenses:
  Research development and engineering.........     44,254       9,094                        53,348
  Selling, general and administrative..........     18,889       9,771                        28,660
  Amortization of intangibles..................     17,272          --        3,112(M)        20,384
  Restructuring/impairment charges.............    187,965          --                       187,965
                                                 ---------    --------     --------        ---------
                                                   268,380      18,865        3,112          290,357
                                                 ---------    --------     --------        ---------
     Operating loss............................   (291,089)    (62,891)      17,492         (336,488)
Other expense..................................    (16,578)    (10,893)     (38,900)(N)      (66,371)
                                                 ---------    --------     --------        ---------
     Loss before income taxes, minority
       interest and equity in joint venture
       loss....................................   (307,667)    (73,784)     (21,408)        (402,859)
Benefit for income taxes.......................    (25,808)    (22,135)          --          (47,943)
                                                 ---------    --------     --------        ---------
     Loss before minority interest and equity
       in joint venture loss...................   (281,859)    (51,649)     (21,408)        (354,916)
Minority interest in net loss of consolidated
  subsidiary...................................       (212)         --                          (212)
Equity in net loss of unconsolidated joint
  venture......................................     (1,402)         --                        (1,402)
                                                 ---------    --------     --------        ---------
     Net loss..................................  $(283,049)   $(51,649)    $(21,408)       $(356,106)
                                                 =========    ========     ========        =========
Basic and diluted net loss per share...........  $   (4.54)   $  (1.14)                    $   (3.41)
                                                 =========    ========                     =========
Number of shares used in basic and diluted
  computation..................................     62,291      45,411                       104,302
                                                 =========    ========                     =========

See accompanying notes to unaudited pro forma combined condensed consolidated financial information.

          NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED
                     FINANCIAL STATEMENTS OF KOMAG AND HMT

1. BASIS OF PRO FORMA PRESENTATION

     On April 26, 2000. HMT agreed to merge with Komag, in a transaction accounted for as a purchase. The total purchase price of $138.2 million included consideration of 42.0 million shares of Komag common stock, the issuance of 4.9 million of Komag stock options valued at $5.3 million in exchange for HMT options and estimated direct transaction costs of $7.0 million.

     The Komag Pro Forma Combined Condensed Consolidated Financial Statements provide for the exchange of 0.9094 shares of Komag common stock for each outstanding share of HMT common stock. The actual number of shares of Komag common stock to be issued will depend on the actual number of shares of HMT common stock outstanding on the date the merger closes. The average market price per share of Komag common stock of $3.00 is based on the average closing price for a range of trading days (April 20, 2000 through May 1, 2000) around the announcement date (April 26, 2000) of the merger. Based on the total number of HMT options outstanding at April 26, 2000 Komag would issue options to purchase
4.9 million shares of Komag common stock at a weighted average exercise price of $5.65. The actual number of options granted depends on the actual number of HMT options outstanding on the date the merger closes. The estimated fair value of vested options and unvested options, as well as estimated direct transaction expenses of $7.0 million, have been included as a part of the total estimated purchase cost.

     The total purchase cost of the HMT merger is estimated as follows (in thousands):

Value of common shares issued...............................  $125,900
Assumption of HMT options...................................     5,300
Estimated transaction costs and expenses....................     7,000
                                                              --------
Total purchase cost.........................................  $138,200
                                                              ========

     The purchase price allocation, which is preliminary and therefore subject to change based on Komag's final analysis, is as follows (in thousands):

                                                                           ANNUAL        USEFUL
                                                             AMOUNT     AMORTIZATION     LIVES
                                                            --------    ------------    --------
Purchase Price Allocation:
  Tangible Assets.........................................  $270,500          n/a       n/a
  Intangible assets acquired:
     Existing technology..................................       800       $  300       3 years
     Deferred Compensation................................       600          300       2 years
     Patents..............................................     3,200          600       5 years
     Assembled workforce..................................     3,300        1,100       3 years
     Goodwill.............................................     5,700          800       7 years
  In-process research and development.....................     1,200          n/a         n/a
Long-term debt............................................   (93,800)         n/a         n/a
Other liabilities.........................................   (53,300)         n/a         n/a
                                                            --------       ------
       Total estimated purchase price allocation..........  $138,200       $3,100
                                                            ========       ======

     The Company performed an allocation of the total purchase price of HMT to its individual assets acquired and liabilities assumed. Of the total purchase price, $1.2 million has been allocated to in-process research and development and will be charged to expense in the period the transaction closes. Due to its non-recurring nature, the in-process research and development attributed to the HMT transaction has been

          NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED
               FINANCIAL STATEMENTS OF KOMAG AND HMT (CONTINUED)

excluded from the pro forma statements of operations. However, it is reflected in the pro forma balance sheet.

     In addition to the value assigned to the in-process research and development projects, HMT's tangible assets and specific intangible assets were identified and valued. The related amortization of the identifiable intangible assets is reflected as a pro forma adjustment to the Unaudited Pro Forma Condensed Combined Statements of Operations. The identifiable intangible assets include existing technology, deferred compensation, patents, and assembled workforce.

     The majority of the acquired existing technology and patents is related to HMT's manufacturing processes.

     The acquired assembled workforce is comprised of manufacturing, research and development and sales, general and administrative employees.

     Goodwill represents the excess of the purchase price over the fair value of the underlying net identifiable assets.

     HMT is currently developing advanced processes that qualify as in-process research and development. The value assigned to in-process research and development was based on the cost incurred to develop.

2. PRO FORMA ADJUSTMENTS

     The Komag Unaudited Pro Forma Combined Condensed Consolidated Financial Statements give effect to the allocation of the total purchase cost to the assets and liabilities of HMT based on their respective fair values and to amortization of the fair value over the respective useful lives. The pro forma combined provision (benefit) for income taxes does not represent the amounts that would have resulted had Komag and HMT filed consolidated income tax returns during the periods presented. The following pro forma adjustments have been made to the unaudited pro forma combined condensed consolidated financial statements:

(A) To reflect the fair value of property, plant and equipment, based on certain management assumptions as to which acquired property, plant and equipment will and will not be utilized by the merged entity.

(B)   To record the estimated fair value of intangible assets as described in
      Note 1. Includes the following:

Existing technology.........................................  $   792,000
Assembled workforce.........................................    3,273,000
Patents.....................................................    3,227,000
Goodwill....................................................    5,687,000
                                                              -----------
                                                              $12,979,000
                                                              ===========

(C)   To reflect estimated direct transaction expenses of $7.0 million.

(D) To record estimated costs related to the acquired business including $13.8 million related to accrued compensation and benefits, $5.2 million of exit costs related to property, plant and equipment, and $0.5 million of other exit costs.

(E) To record a deferred tax liability related to the purchase price allocation.

(F) To reflect the fair value of the convertible subordinated notes at quoted market prices.

          NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED
               FINANCIAL STATEMENTS OF KOMAG AND HMT (CONTINUED)

(G) To eliminate the historical common stock account of HMT and to record the par value of common stock of $0.4 million to be issued upon the closing of the merger.

(H) To eliminate the historical additional paid in capital account of HMT of $116.9 million. To record the anticipated value of 42.0 million shares of Komag's common stock valued at approximately $125.9 million (reduced by the par value of such stock of $0.4 million) and the assumption of the outstanding HMT options valued at approximately $5.3 million.

(I)   To eliminate the historical equity accounts of HMT.

(J) To record the in-process research and development of $1.2 million which is treated as an expense and therefore increases the accumulated deficit.

(K) To record deferred compensation related to the unvested options assumed in the merger.

(L) To reflect the anticipated savings on depreciation of property, plant and equipment which was written down to its fair value as described in adjustment (A).

(M) To record the amortization of identifiable intangible assets and goodwill related to the acquisition of HMT as if the transaction occurred January 4, 1999.

(N)   To reflect interest accretion on convertible subordinated notes.

3. PRO FORMA NET LOSS PER SHARE

     The pro forma basic and dilutive net loss per share are based on the weighted average number of shares of pro forma Komag common stock outstanding during each period plus the shares assumed to be issued in exchange for the outstanding shares of HMT. Dilutive securities including the replacement HMT options are not included in the computation of pro forma dilutive net loss per share as their effect would be anti-dilutive.

                                                                         ANNEX A

                              KOMAG, INCORPORATED

                          MERGER AGREEMENT CONCERNING
                             TRANSACTION INVOLVING
                            KOMAG, INCORPORATED AND
                              HMT TECHNOLOGY CORP.

                      AGREEMENT AND PLAN OF REORGANIZATION

                                  BY AND AMONG

                              KOMAG, INCORPORATED,

                                   KHM, INC.

                                      AND

                              HMT TECHNOLOGY CORP.

                           DATED AS OF APRIL 26, 2000

                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
ARTICLE I  THE MERGER.................................................  A-2
    1.1   The Merger..................................................  A-2
    1.2   Effective Time; Closing.....................................  A-2
    1.3   Effect of the Merger........................................  A-2
    1.4   Certificate of Incorporation and Bylaws of Surviving
          Corporation.................................................  A-2
    1.5   Board of Directors; Officers................................  A-2
    1.6   Effect on Capital Stock.....................................  A-2
    1.7   Surrender of Certificates...................................  A-4
    1.8   No Further Ownership Rights in Company Common Stock.........  A-5
    1.9   Lost, Stolen or Destroyed Certificates......................  A-5
    1.10  Tax and Accounting Consequences.............................  A-5
    1.11  Taking of Necessary Action; Further Action..................  A-5

ARTICLE II  REPRESENTATIONS AND WARRANTIES OF THE COMPANY.............  A-5
    2.1   Organization of the Company.................................  A-5
    2.2   The Company Capital Structure...............................  A-6
    2.3   Obligations With Respect to Capital Stock...................  A-6
    2.4   Authority...................................................  A-6
    2.5   SEC Filings; The Company Financial Statements...............  A-7
    2.6   Absence of Certain Changes or Events........................  A-8
    2.7   Taxes.......................................................  A-8
    2.8   Company Intellectual Property...............................  A-10
    2.9   Compliance; Permits; Restrictions...........................  A-11
    2.10  Litigation..................................................  A-11
    2.11  Brokers' and Finders' Fees..................................  A-11
    2.12  Employee Benefit Plans......................................  A-12
    2.13  Absence of Liens and Encumbrances...........................  A-13
    2.14  Environmental Matters.......................................  A-13
    2.15  Labor Matters...............................................  A-13
    2.16  Agreements, Contracts and Commitments.......................  A-13
    2.17  Statements; Proxy Statement/Prospectus......................  A-14
    2.18  Board Approval..............................................  A-15
    2.19  State Takeover Statutes.....................................  A-15
    2.20  Fairness Opinion............................................  A-15

ARTICLE III  REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER
  SUB.................................................................  A-15
    3.1   Organization of Parent......................................  A-15
    3.2   Parent Capital Structure....................................  A-16
    3.3   Obligations With Respect to Capital Stock...................  A-16
    3.4   Authority...................................................  A-16
    3.5   SEC Filings; Parent Financial Statements....................  A-17
    3.6   Absence of Certain Changes or Events........................  A-18
    3.7   Taxes.......................................................  A-18

                                                                        PAGE
                                                                        ----
    3.8   Parent Intellectual Property................................  A-19
    3.9   Compliance; Permits; Restrictions...........................  A-20
    3.10  Litigation..................................................  A-20
    3.11  Brokers' and Finders' Fees..................................  A-21
    3.12  Employee Benefit Plans......................................  A-21
    3.13  Absence of Liens and Encumbrances...........................  A-22
    3.14  Environmental Matters.......................................  A-22
    3.15  Labor Matters...............................................  A-22
    3.16  Agreements, Contracts and Commitments.......................  A-22
    3.17  Statements; Proxy Statement/Prospectus......................  A-23
    3.18  Board Approval..............................................  A-24
    3.19  State Takeover Statutes.....................................  A-24
    3.20  Fairness Opinion............................................  A-24

ARTICLE IV  CONDUCT PRIOR TO THE EFFECTIVE TIME.......................  A-24
    4.1   Conduct of Business.........................................  A-24

ARTICLE V  ADDITIONAL AGREEMENTS......................................  A-26
    5.1   Proxy Statement/Prospectus; Registration Statement; Other
          Filings.....................................................  A-26
    5.2   Meetings of Stockholders....................................  A-27
    5.3   Access to Information; Confidentiality......................  A-28
    5.4   No Solicitation.............................................  A-29
    5.5   Public Disclosure...........................................  A-32
    5.6   Legal Requirements..........................................  A-32
    5.7   Third Party Consents........................................  A-32
    5.8   FIRPTA......................................................  A-32
    5.9   Notification of Certain Matters.............................  A-32
    5.10  Reasonable Efforts and Further Assurances...................  A-33
    5.11  Stock Options; Employee Stock Purchase Plans................  A-33
    5.12  Form S-8....................................................  A-34
    5.13  Indemnification.............................................  A-34
    5.14  Tax-Free Reorganization.....................................  A-34
    5.15  Nasdaq Qualification........................................  A-34
    5.16  Action by Boards of Directors...............................  A-34
    5.17  The Company Affiliate Agreement.............................  A-34
    5.18  Regulatory Filings; Reasonable Efforts......................  A-35
    5.19  Board of Directors; Officers................................  A-35

ARTICLE VI  CONDITIONS TO THE MERGER..................................  A-35
    6.1   Conditions to Obligations of Each Party to Effect the
          Merger......................................................  A-35
    6.2   Additional Conditions to Obligations of the Company.........  A-36
    6.3   Additional Conditions to the Obligations of Parent and
          Merger Sub..................................................  A-37

ARTICLE VII  TERMINATION, AMENDMENT AND WAIVER........................  A-37
    7.1   Termination.................................................  A-37
    7.2   Notice of Termination; Effect of Termination................  A-40

                                                                        PAGE
                                                                        ----
    7.3   Fees and Expenses...........................................  A-40
    7.4   Amendment...................................................  A-42
    7.5   Extension; Waiver...........................................  A-42

ARTICLE VIII  GENERAL PROVISIONS......................................  A-42
    8.1   Non-Survival of Representations and Warranties..............  A-42
    8.2   Notices.....................................................  A-42
    8.3   Interpretation; Knowledge...................................  A-43
    8.4   Counterparts................................................  A-44
    8.5   Entire Agreement............................................  A-44
    8.6   Severability................................................  A-44
    8.7   Other Remedies; Specific Performance........................  A-44
    8.8   Governing Law...............................................  A-44
    8.9   Rules of Construction.......................................  A-44
    8.10  Assignment..................................................  A-44
    8.11  WAIVER OF JURY TRIAL........................................  A-44

                               INDEX OF EXHIBITS

Exhibit A  Parent Stock Option Agreement
Exhibit B  Company Stock Option Agreement
Exhibit C  Parent Voting Agreement
Exhibit D  Company Voting Agreement
Exhibit E  Company Affiliate Agreement

                      AGREEMENT AND PLAN OF REORGANIZATION

     This AGREEMENT AND PLAN OF REORGANIZATION (the "AGREEMENT") is made and entered into as of April 26, 2000 among KOMAG, INCORPORATED, a Delaware corporation ("PARENT"), KHM, INC. a Delaware corporation and a wholly-owned subsidiary of Parent ("MERGER SUB"), and HMT TECHNOLOGY CORP., a Delaware corporation (the "COMPANY").

                                    RECITALS

     A. Upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law ("DELAWARE LAW"), Parent and the Company will enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company (the "MERGER").

     B. The Board of Directors of Parent (i) has determined that the Merger is consistent with and in furtherance of the long-term business strategy of Parent and fair to, advisable and in the best interests of, Parent and its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) has determined to recommend that the stockholders of Parent vote to approve the issuance of shares of Parent Common Stock (as defined below) to the stockholders of the Company pursuant to the terms of the Merger.

     C. The Board of Directors of the Company (i) has determined that the Merger is consistent with and in furtherance of the long-term business strategy of the Company and fair to, advisable and in the best interests of, the Company and its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) has determined to recommend the adoption of this Agreement by the stockholders of the Company.

     D. Concurrently with the execution of this Agreement, and as a condition and inducement to Parent's and the Company's willingness to enter into this Agreement, Parent shall execute and deliver a Stock Option Agreement in favor of the Company in substantially the form attached hereto as Exhibit A (the "PARENT STOCK OPTION AGREEMENT") and the Company shall execute and deliver a Stock Option Agreement in favor of Parent in substantially the form attached hereto as Exhibit B (the "COMPANY STOCK OPTION AGREEMENT" and, together with the Parent Stock Option Agreement, the "STOCK OPTION AGREEMENTS"). The Board of Directors of Parent and the Company have each approved the Stock Option Agreements.

     E. Concurrently with the execution of this Agreement, and as a condition and inducement to Parent's and the Company's willingness to enter into this Agreement, certain affiliates of Parent shall enter into a Voting Agreement in substantially the form attached hereto as Exhibit C (the "PARENT VOTING AGREEMENTS"), and certain affiliates of the Company shall enter into a Voting Agreement in substantially the form attached hereto as Exhibit D (the "COMPANY VOTING AGREEMENTS" and, collectively with the Parent Voting Agreements, the "VOTING AGREEMENTS").

     F. Parent, the Company and Merger Sub desire to make certain representations and warranties and other agreements in connection with the Merger.

     G. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "CODE").

     NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                   ARTICLE I

                                   THE MERGER

     1.1 The Merger. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of Delaware Law, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation. The Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

     1.2 Effective Time; Closing. Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger (the "Certificate of Merger") with the Secretary of State of Delaware in accordance with the relevant provisions of Delaware Law (the time of such filing (or such later time as may be agreed in writing by the parties and specified in the Certificate of Merger) being the "Effective Time") as soon as practicable on or after the Closing Date (as herein defined). The closing of the Merger (the "Closing") shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VI, or at such other time, date and location as the parties hereto agree in writing (the "Closing Date").

     1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

     1.4  Certificate of Incorporation and Bylaws of Surviving Corporation.

     (a) The Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation; provided, however, that the name of the Surviving Corporation shall be the Company's current name.

     (b) The Bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until thereafter amended.

     1.5 Board of Directors; Officers. The initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified. The initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time, until their respective successors are duly appointed.

     1.6 Effect on Capital Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities, the following shall occur:

          (a) Conversion of Company Common Stock. Each share of Common Stock, $0.001 par value per share, of the Company (the "Company Common Stock") issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 1.6(b)) will be canceled and extinguished and automatically converted (subject to Sections 1.6(e) and (f)) into 0.9094 (the "Exchange Ratio") shares of Common Stock, par value $0.01 per share, of Parent (the "Parent Common Stock") at the Effective Time.

          (b) Cancellation of Parent-Owned Stock. Each share of Company Common Stock held in the treasury of the Company or owned by Merger Sub, Parent or any direct or indirect wholly owned subsidiary of the Company or of Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

          (c) Stock Options; Employee Stock Purchase Plan. At the Effective Time, all options to purchase Company Common Stock then outstanding under the Company's 1995 Management Stock Option Plan, 1995 Stock Option Plan, 1996 Non-Employees Directors' Stock Option Plan and 1996 Equity Incentive Plan (collectively, the "Company Stock Option Plans") shall be assumed by Parent in accordance with Section 5.11 hereof. At the Effective Time, in accordance with the terms of the Company's Employee Stock Purchase Plan (the "Company ESPP"), all rights to purchase shares of Company Common Stock under the Company ESPP shall be converted (in accordance with the Exchange Ratio) into rights to purchase shares of Parent Common Stock (with the number of shares rounded down to the nearest whole share and the purchase price rounded up to the nearest whole cent) and all such converted rights shall be assumed by Parent and the offering periods in effect under the Company ESPP immediately prior to the Effective Time shall be continued substantially in accordance with the terms of the Company ESPP until the end of the offering periods in effect as of the Effective Time.

          (d) Capital Stock of Merger Sub. Each share of Common Stock, $0.001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of Common Stock, $0.001 par value, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

          (e) Adjustments to Exchange Ratio. The Exchange Ratio and any other applicable numbers or amounts shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Common Stock or Company Common Stock occurring or having a record date on or after the date hereof and prior to the Effective Time.

          (f) Fractional Shares. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock to be received by such holder) shall receive from Parent an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (i) such fraction, multiplied by (ii) the closing price of one share of Parent Common Stock on the trading day immediately prior to the Effective Time, as reported on the Nasdaq National Market System ("NASDAQ").

          (g) 5 3/4% Convertible Subordinated Notes. At the Effective Time, Parent shall execute and deliver to State Street Bank and Trust Company of California, N.A., as trustee ("Trustee") pursuant to the indenture, dated as of January 15, 1997, to which the Company is a party ("Indenture"), a supplemental indenture in form satisfactory to the Trustee providing that the holder of each of the Company's outstanding 5 3/4% Convertible Subordinated Notes due 2004 ("Company Note") shall have the right to convert such Company Note into Parent Common Stock, and that as of the Effective Time, the Conversion Price (as defined in the Indenture) will be divided by the Exchange Ratio, as required by the Indenture.

     1.7  Surrender of Certificates.

     (a) Exchange Agent. At or prior to the Effective Time, Parent shall select an institution reasonably satisfactory to the Company to act as the exchange agent (the "Exchange Agent") in the Merger.

     (b) Parent to Provide Common Stock. Promptly after the Effective Time, Parent shall make available to the Exchange Agent for exchange in accordance with this Article I, the shares of Parent Common Stock issuable pursuant to
Section 1.6 in exchange for outstanding shares of Company Common Stock, and cash in an amount sufficient for payment in lieu of fractional shares pursuant to
Section 1.6(f) and any dividends or distributions to which holders of shares of Company Common Stock may be entitled pursuant to Section 1.7(d).

     (c) Exchange Procedures. Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record (as of the Effective
Time) of a certificate or certificates (the "Certificates") which immediately prior to the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into shares of Parent Common Stock pursuant to
Section 1.6, cash in lieu of any fractional shares pursuant to Section 1.6(f) and any dividends or other distributions pursuant to Section 1.7(d), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock, cash in lieu of any fractional shares pursuant to Section 1.6(f) and any dividends or other distributions pursuant to Section 1.7(d). Upon surrender of Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor certificates representing the number of whole shares of Parent Common Stock, payment in lieu of fractional shares which such holders have the right to receive pursuant to
Section 1.6(f) and any dividends or distributions payable pursuant to Section 1.7(d), and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, for all corporate purposes, subject to Section 1.7(d) as to the payment of dividends, to evidence the ownership of the number of full shares of Parent Common Stock into which such shares of Company Common Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6(f) and any dividends or distributions payable pursuant to Section 1.7(d).

     (d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after the date of this Agreement with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates with respect to the shares of Parent Common Stock represented thereby until the holders of record of such Certificates shall surrender such Certificates. Subject to applicable law, following surrender of any such Certificates, the Exchange Agent shall deliver to the record holders thereof, without interest, certificates representing whole shares of Parent Common Stock issued in exchange therefor along with payment in lieu of fractional shares pursuant to Section 1.6(f) hereof and the amount of any such dividends or other distributions with a record date after the Effective Time payable with respect to such whole shares of Parent Common Stock.

     (e) Transfers of Ownership. If certificates for shares of Parent Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the persons requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of certificates for shares of Parent Common Stock in any name other than that of the registered holders of the Certificates surrendered, or established to the reasonable satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

     (f) No Liability. Notwithstanding anything to the contrary in this Section 1.8, neither the Exchange Agent, Parent, the Surviving Corporation nor any party hereto shall be liable to a holder of shares of Parent Common Stock or Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

     1.8 No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Section 1.6(f) and 1.7(d)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

     1.9 Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Parent Common Stock, cash for fractional shares, if any, as may be required pursuant to
Section 1.6(f) and any dividends or distributions payable pursuant to Section 1.7(d); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

     1.10  Tax and Accounting Consequences.

     (a) It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code. The parties hereto adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations.

     (b) It is also intended by the parties hereto that the Merger shall qualify for accounting treatment as a purchase transaction.

     1.11 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Company and Merger Sub will take all such lawful and necessary action.

                                   ARTICLE II

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to Parent and Merger Sub, subject to the exceptions specifically disclosed in the disclosure letter supplied by the Company to Parent (the "Company Schedules"), as follows:

     2.1  Organization of the Company

     (a) The Company and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation; has the corporate power and authority to own, lease and operate its assets and property and to carry on its business as now being conducted; and is duly qualified to do business and in good standing (which respect to jurisdictions which recognize such concept) as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect (as defined in Section 8.3) on the Company.

     (b) The Company has delivered to Parent a true and complete list of all of the Company's subsidiaries, indicating the jurisdiction of incorporation of each subsidiary and the Company's equity interest therein.

     (c) The Company has delivered or made available to Parent a true and correct copy of the Certificate of Incorporation and Bylaws of the Company and similar governing instruments of each of its material subsidiaries, each as amended to date, and each such instrument is in full force and effect. Neither the Company nor any of its subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent governing instruments.

     2.2 The Company Capital Structure. The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $0.001 per share, of which there were 46,196,238 shares issued and outstanding and
9,684,210 shares reserved for conversion of the 5     % Convertible Subordinated
Notes due 2004 as of April 24, 2000, and 9,100,000 shares of Preferred Stock, par value $0.001 per share, of which no shares are issued or outstanding. All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of the Company or any agreement or document to which the Company is a party or by which it is bound. As of April 24, 2000, 5,440,016 shares of Company Common Stock were reserved for issuance to employees, consultants and non-employee directors pursuant to Company Stock Option Plans, under which options are outstanding for an aggregate of 5,311,170 shares and under which 128,846 shares are available for grant as of April 24, 2000 and 1,023,950 shares of Company Common Stock reserved for issuance under the Company ESPP. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable.

     2.3  Obligations With Respect to Capital Stock. Except as set forth in
Section 2.2, as of March 31, 2000 there are no equity securities, partnership interests or similar ownership interests of any class of the Company, or any securities exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests issued, reserved for issuance or outstanding. Except for securities the Company owns, directly or indirectly through one or more subsidiaries, as of March 31, 2000 there are no equity securities, partnership interests or similar ownership interests of any class of any subsidiary of the Company, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests issued, reserved for issuance or outstanding. Except as set forth in Section 2.2, as of March 31, 2000 there are no options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which the Company or any of its subsidiaries is a party or by which it is bound obligating the Company or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition, of any shares of capital stock of the Company or any of its subsidiaries or obligating the Company or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, partnership interest or similar ownership interest, call, right, commitment or agreement. Except for the Company Voting Agreements, there are no registration rights and, to the knowledge of the Company there are no voting trusts, proxies or other agreements or understandings with respect to any equity security of any class of the Company or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its subsidiaries.

     2.4  Authority.

     (a) The Company has all requisite corporate power and authority to enter into this Agreement and the Stock Option Agreements and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and the execution and delivery of the Stock Option Agreements and the consummation of the transactions contemplated thereby, have been duly authorized by all necessary corporate action on the part of the Company, subject only to the adoption of this Agreement by the Company's stockholders and the filing and recordation of the Certificate of Merger pursuant to Delaware Law. A vote of the holders of at least a majority of the outstanding shares of Company Common Stock is required for the Company's stockholders to adopt this Agreement. This Agreement and the Company Stock Option Agreements have been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and, if applicable, Merger Sub, constitute the valid and binding obligations of the Company, enforceable in accordance with their respective terms, except as enforcement thereof may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement and the Stock Option Agreements by the Company do not, and the performance of this Agreement and the Stock Option Agreements by the Company will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of the Company or the equivalent organizational documents of any of its subsidiaries, (ii) subject to the adoption of this Agreement by Parent's stockholders as contemplated in
Section 5.2 and compliance with the requirements set forth in Section 2.4(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which its or any of their respective properties is bound or affected, or (iii) result in any breach of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of the Company or any of its subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective properties is bound or affected, except to the extent such conflict, violation, breach, default, impairment or other effect would not, in the case of clause (ii) or (iii), individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

     (b) No consent, approval, order or authorization of, or registration, declaration or filing with any court, administrative agency or commission or other governmental authority or instrumentality ("Governmental Entity") is required by or with respect to the Company in connection with the execution and delivery of this Agreement and the Stock Option Agreements or the consummation of the transactions contemplated hereby or thereby, except for (i) applicable requirements of the Securities Act of 1933, as amended (the "Securities Act"),
(ii) the filing and recordation of the Certificate of Merger with the Secretary of State of Delaware, (iii) applicable requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (iv) the rules and regulations of Nasdaq, (v) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the laws of any foreign country and (vi) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not reasonably be expected to have a Material Adverse Effect on the Company or Parent or have a material adverse effect on the ability of the parties to consummate the Merger.

     2.5  SEC Filings; The Company Financial Statements.

     (a) The Company has filed all forms, reports and documents the Company has been required to file with the SEC since January 1, 1998, and has made available to Parent such forms, reports and documents in the form filed with the SEC. All such required forms, reports and documents (including those that the Company may file subsequent to the date hereof) are referred to herein as the "Company SEC Reports." As of their respective dates, the Company SEC Reports (i) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Company's subsidiaries is required to file any forms, reports or other documents with the SEC.

     (b) Each set of consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (the "Company Financials"), including any Company SEC Reports filed after the date hereof until the Closing, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (iii) fairly presented the consolidated financial position of the Company and its subsidiaries at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount. The balance sheet of the Company contained in the Company SEC Reports as of December 31, 1999 is hereinafter referred to as the "Company Balance Sheet." The operating results for the period ending March 31, 2000 in the Company's press release dated April 20, 2000 (the "Company Press Release") do not materially differ from the financial statements that will be contained in the Company's next report on Form 10-K. Except as disclosed in the Company Financials, neither the Company nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of the Company and its subsidiaries taken as a whole, except liabilities (i) provided for in the Company Balance Sheet, or (ii) incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practices and immaterial in the aggregate.

     (c) The Company has heretofore furnished to Parent a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act.

     2.6 Absence of Certain Changes or Events. Since the date of the Company Balance Sheet, there has not been: (i) any Material Adverse Effect on the Company, (ii) any material change by the Company in its accounting methods, principles or practices, except as required by GAAP or the rules and regulations promulgated by the SEC, or (iii) any revaluation by the Company of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business.

     2.7  Taxes.

     (a) Definition of Taxes. For the purposes of this Agreement, "Tax" or "Taxes" refers to any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

     (b) Tax Returns and Audits.

          (i) The Company and each of its subsidiaries have timely filed all federal, state, local and foreign returns, estimates, information statements and reports ("Returns") relating to Taxes required to be filed by the Company and each of its subsidiaries with any Tax authority, except such Returns which are not material to the Company. The Company and each of its subsidiaries have paid all Taxes shown to be due on such Returns.

          (ii) The Company and each of its subsidiaries as of the Effective Time will have withheld with respect to its employees all federal and state income taxes, Taxes pursuant to the Federal Insurance Contribution Act, Taxes pursuant to the Federal Unemployment Tax Act and other Taxes required to be withheld, except such Taxes which are not material to the Company.

          (iii) Neither the Company nor any of its subsidiaries has any material Tax deficiency outstanding, proposed or assessed against the Company or any of its subsidiaries, nor has the Company or any of its subsidiaries executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

          (iv) No audit or other examination of any Return of the Company or any of its subsidiaries by any Tax authority is presently in progress, nor has the Company or any of its subsidiaries been notified of any request for such an audit or other examination.

          (v) No material adjustment relating to any Returns filed by the Company or any of its subsidiaries has been proposed in writing formally or informally by any Tax authority to the Company or any of its subsidiaries or any representative thereof.

          (vi) Neither the Company nor any of its subsidiaries has any liability for any material unpaid Taxes which has not been accrued for or reserved on the Company Balance Sheet in accordance with GAAP, whether asserted or unasserted, contingent or otherwise, which is material to the Company, other than any liability for unpaid Taxes that may have accrued since December 31, 1999 in connection with the operation of the business of the Company and its subsidiaries in the ordinary course.

          (vii) There is no contract, agreement, plan or arrangement to which the Company or any of its subsidiaries is a party as of the date of this Agreement, including but not limited to the provisions of this Agreement, covering any employee or former employee of the Company or any of its subsidiaries that, individually or collectively, would reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code. There is no contract, agreement, plan or arrangement to which the Company or any of its subsidiaries is a party or by which it or any of its subsidiaries is bound as of the date of this Agreement to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.

          (viii) Neither the Company nor any of its subsidiaries has filed any consent agreement under Section 341(f) of the Code or agreed to have
     Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by the Company or any of its subsidiaries.

          (ix) Neither the Company nor any of its subsidiaries is party to or has any obligation under any tax-sharing, tax indemnity or tax allocation agreement or arrangement.

          (x) None of the Company's or its subsidiaries' assets are tax exempt use property within the meaning of Section 168(h) of the Code.

          (xi) Neither the Company nor any of its subsidiaries has constituted either a "distributing corporation" or a "controlled corporation" in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (x) in the two years prior to the date of this Agreement or (y) in a distribution which could otherwise constitute part of a "plan" or "series or related transactions" (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

     2.8 Company Intellectual Property. For the purposes of this Agreement, the following terms have the following definitions:

     "Intellectual Property" shall mean any or all of the following and all rights in, arising out of, or associated therewith: (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (iii) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (vi) all databases and data collections and all rights therein throughout the world; (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world, and (viii) any similar or equivalent rights to any of the foregoing anywhere in the world.

     "Company Intellectual Property" shall mean any Intellectual Property that is owned by, or exclusively licensed to, the Company.

     "Registered Intellectual Property" means all United States, international and foreign: (i) patents and patent applications (including provisional applications); (ii) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks; (iii) registered copyrights and applications for copyright registration; and (iv) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any state, government or other public legal authority.

     "Company Registered Intellectual Property" means all of the Registered Intellectual Property owned by, or filed in the name of, the Company or any of its subsidiaries.

          (a) Section 2.8(a) of the Company Schedules is a complete and accurate list of all the Company's issued patents, and the jurisdictions in which each such patent has been issued or registered.

          (b) No Company Intellectual Property or product or service of the Company or any of its subsidiaries is subject to any judicial proceeding or outstanding decree, order, judgment or stipulation restricting in any manner the use, transfer, or licensing thereof by the Company or any of its subsidiaries, or which may affect the validity, use or enforceability of such Company Intellectual Property.

          (c) The Company owns and has good and exclusive title to, or has a license for (sufficient for the conduct of its business as currently conducted), each material item of Company Intellectual Property or other Intellectual Property used by the Company free and clear of any lien or encumbrance (excluding licenses and related restrictions); and the Company is the exclusive owner of all trademarks and trade names used in connection with the operation or conduct of the business of the Company and its subsidiaries, including the sale of any products or the provision of any services by the Company and its subsidiaries.

          (d) To the extent that any material Intellectual Property has been developed or created by a third party for the Company or any of its subsidiaries, the Company has a written agreement with such third party with respect thereto and the Company either (i) has obtained ownership by operation of law or by valid assignment and is the exclusive owner of, or
     (ii) has obtained a license (sufficient for the conduct of its business as currently conducted) to all such third party's Intellectual Property in such work, material or invention by operation of law or by valid assignment.

          (e) To the knowledge of the Company, the operation of the business of the Company and its subsidiaries as such business currently is conducted, including the Company's and its subsidiaries' design, development, manufacture, marketing and sale of the products or services of the Company and its subsidiaries (including products currently under development), has not, does not and will not infringe any patent of, or infringe or misappropriate any other Intellectual Property of, any third party.

          (f) Neither the Company nor any of its subsidiaries has received notice from any third party that the operation of the business of the Company or any of its subsidiaries or any act, product or service of the Company or any of its subsidiaries, infringes or misappropriates the Intellectual Property of any third party.

          (g) The Company and each of its subsidiaries has taken reasonable steps to protect the Company's and its subsidiaries' rights in the Company's confidential information and trade secrets that it wishes to protect or any trade secrets or confidential information of third parties provided to the Company or any of its subsidiaries, and, without limiting the foregoing, each of the Company and its subsidiaries has and enforces a policy requiring each employee and contractor to execute a proprietary information/confidentiality agreement in reasonable and customary form provided to Parent and all current and former employees and contractors of the Company and any of its subsidiaries have executed such an agreement, except where the failure to do so is not reasonably expected to be material to the Company.

     2.9  Compliance; Permits; Restrictions.

     (a) Neither the Company nor any of its subsidiaries is, in any material respect, in conflict with, or in default or violation of (i) any law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which its or any of their respective properties is bound or affected except for any conflicts, defaults or violations that (individually or in the aggregate) would not cause the Company to lose any material benefit or incur any material liability, or (ii) any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective properties is bound or affected. To the knowledge of the Company, no investigation or review by any Governmental Entity is pending or threatened against the Company or its subsidiaries, nor has any Governmental Entity indicated an intention to conduct the same. There is no material agreement, judgment, injunction, order or decree binding upon the Company or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing the conduct of business by the Company as currently conducted.

     (b) The Company and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals from governmental authorities which are material to the operation of the business of the Company (collectively, the "Company Permits"). The Company and its subsidiaries are in compliance in all material respects with the terms of Company Permits.

     2.10 Litigation. As of the date of this Agreement, and except as disclosed in the Company SEC Documents, there is no action, suit, proceeding, claim, arbitration or investigation pending, or as to which the Company or any of its subsidiaries has received any notice of assertion nor, to the Company's knowledge, is there a threatened action, suit, proceeding, claim, arbitration or investigation against the Company or any of its subsidiaries which reasonably would be likely to be material to the Company, or which in any manner challenges or seeks to prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement.

     2.11 Brokers' and Finders' Fees. Except for fees payable to Salomon Smith Barney Inc. pursuant to an engagement letter dated October 15, 1999, a copy of which has been provided to Parent, the Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

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

     2.12  Employee Benefit Plans.

     (a) All employee compensation, incentive, fringe or benefit plans, programs, policies, commitments, agreements or other arrangements (whether or not set forth in a written document and including, without limitation, all "employee benefit plans" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) covering any active or former employee, director or consultant of the Company ("Company Employee" which shall for this purpose mean an employee of the Company or an Affiliate (as defined below)), any subsidiary of the Company or any trade or business (whether or not incorporated) which is a member of a controlled group or which is under common control with the Company within the meaning of Section 414 of the Code (an "Affiliate"), or with respect to which the Company has or, to its knowledge, may in the future have liability, are listed in Section 2.12(a) of the Company Schedules (the "Company Plans"). Company will provide or make available correct and complete copies of all documents embodying each Company Plan and all documents relevant to the administration of such Plans prior to the Closing Date.

     (b) Each Company Plan has been maintained and administered in all material respects in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations (foreign or domestic), including but not limited to ERISA and the Code, which are applicable to such Company Plans. All contributions, reserves or premium payments required to be made or accrued as of the date hereof to the Company Plans have been timely made or accrued. Company has performed in all material respects all obligations required to be performed by it under, is not in default or violation of, and has no knowledge of any default or violation by any other party to each Plan. No suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Plan activities) has been brought, or to the knowledge of Company is threatened against or with respect to any such Plan. There are no audits, inquiries or proceedings pending or to the knowledge of the Company, threatened by the IRS or U.S. Department of Labor with respect to any Company Plan. Any Company Plan intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code: (i) has either obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its tax-qualified status from the IRS or still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination, and (ii) incorporates or has been amended to incorporate all provisions required to comply with the Tax Reform Act of 1986 and subsequent legislation.

     (c) Neither the Company, any of its subsidiaries, nor any of their Affiliates has at any time ever maintained, established, sponsored, participated in, or contributed to any plan subject to Title IV of ERISA or Section 412 of the Code and at no time has the Company contributed to or been requested to contribute to any "multiemployer plan," as such term is defined in ERISA. Neither the Company, any of its subsidiaries, nor any officer or director of the Company or any of its subsidiaries is subject to any material liability or penalty under Section 4975 through 4980B of the Code or Title I of ERISA. No "prohibited transaction," within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 4975 of the Code and Section 408 of ERISA, has occurred with respect to any Company Plan which could subject the Company or its Affiliates to material liability.

     (d) Neither the Company nor any of its subsidiaries is bound by or subject to (and none of its respective assets or properties is bound by or subject to) any arrangement with any labor union. No employee of the Company or any of its subsidiaries is represented by any labor union or covered by any collective bargaining agreement and, to the knowledge of the Company, no campaign to establish such representation is in progress. There is no pending or, to the knowledge of the Company, threatened labor dispute involving the Company or any of its subsidiaries and any group of its employees nor has the Company or any of its subsidiaries experienced any labor interruptions over the past three (3) years, and the Company and its subsidiaries consider their relationships with their employees to be good. The Company is in compliance in all material respects with all applicable material foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours.

     (e) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any Company Employee under any Company Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Company Plan, or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

     (f) No Company Plan promises or provides retiree medical benefits to any person except as required by applicable law, and neither Company nor any of its Affiliates has represented, promised or contracted (whether in oral or written form) to provide such retiree benefits to any Company Employee or dependent thereof except as required by law.

     2.13 Absence of Liens and Encumbrances. The Company and each of its subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used in its business, free and clear of any liens or encumbrances except as reflected in the Company Financials and except for liens for taxes not yet due and payable and such imperfections of title and encumbrances, if any, as do not materially detract from the value of or materially interfere with the present use of the property affected thereby.

     2.14 Environmental Matters. Except as would not reasonably be likely to result in a material liability to the Company (in any individual case or in the aggregate), (i) neither the Company nor any of its subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed its employees or others to any substance that has been designated by any Governmental Entity or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, but excluding office and janitorial supplies (a "Hazardous Material") in violation of any law in effect on or before the Closing Date, (ii) neither the Company nor any of its subsidiaries has disposed of, transported, sold, used, released, exposed its employees or others to or manufactured any product containing a Hazardous Material (collectively, "Hazardous Materials Activities") in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity and (iii) as a result of the actions of the Company or any of its subsidiaries or any affiliate of the Company, or, to the Company's knowledge, as a result of any actions of any third party or otherwise, no underground storage tank is present in, on or under any property that the Company or any of its subsidiaries has at any time owned, operated, occupied or leased and no amount of any Hazardous Material is present under any property and in the land, ground water and surface water of any property, that the Company or any of its subsidiaries has at any time owned, operated, occupied or leased.

     2.15 Labor Matters. (i) There are no controversies pending or, to the knowledge of each of the Company and its respective subsidiaries, threatened, between the Company or any of its subsidiaries and any of their respective employees, and (ii) as of the date of this Agreement, neither the Company nor any of its subsidiaries has any knowledge of any strikes, slowdowns, work stoppages or lockouts, or threats thereof, by or with respect to any employees of the Company or any of its subsidiaries.

     2.16 Agreements, Contracts and Commitments. As of the date of this Agreement, neither Company nor any of its subsidiaries is a party to or is bound by:

          (a) any employment or consulting agreement, contract or commitment with any officer or director or higher level employee or member of the Company's Board of Directors, other than those that are terminable by the Company or any of its subsidiaries on no more than thirty (30) days' notice without liability or financial obligation to the Company;

          (b) any agreement, contract or commitment containing any covenant that materially limits the right of the Company or any of its subsidiaries to engage in any line of business or to compete with any person or granting any exclusive distribution rights;

          (c) any agreement, contract or commitment currently in force relating to the disposition or acquisition by the Company or any of its subsidiaries after the date of this Agreement of a material amount of assets not in the ordinary course of business or pursuant to which the Company has any material ownership interest in any corporation, partnership, joint venture or other business enterprise other than the Company's subsidiaries;

          (d) any dealer, distributor, joint marketing or development agreement currently in force under which the Company or any of its subsidiaries have continuing material obligations to jointly market any product, technology or service and which may not be canceled without penalty upon notice of ninety (90) days or less, or any material agreement pursuant to which the Company or any of its subsidiaries have continuing material obligations to jointly develop any intellectual property that will not be owned, in whole or in part, by the Company or any of its subsidiaries and which may not be canceled without penalty upon notice of ninety (90) days or less;

          (e) any agreement, contract or commitment currently in force to license any third party to manufacture or reproduce any Company product or technology or any agreement, contract or commitment currently in force to sell or distribute any Company products, service or technology except agreements with distributors or sales representative in the normal course of business cancelable without penalty upon notice of ninety (90) days or less and substantially in the form previously provided to Parent;

          (f) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit;

          (g) any settlement agreement entered into within three (3) years prior to the date of this Agreement; or

          (h) any other agreement, contract or commitment that has a value of $500,000 or more individually.

     Neither the Company nor any of its subsidiaries, nor to the Company's knowledge any other party to a Company Contract (as defined below), is in breach, violation or default under, and neither the Company nor any of its subsidiaries has received written notice that it is in breach, violation or default under, any of the material terms or conditions of any of the agreements, contracts or commitments to which the Company or any of its subsidiaries is a party or by which it is bound that are required to be disclosed in the Company Schedules (any such agreement, contract or commitment, a "Company Contract") in such a manner as would permit any other party to cancel or terminate any such Company Contract, or would permit any other party to seek material damages (for any or all of such breaches, violations or defaults, in the aggregate).

     2.17 Statements; Proxy Statement/Prospectus. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of the Parent Common Stock in or as a result of the Merger (the "Registration Statement") will at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The proxy statement/prospectus to be sent to the stockholders of the Company and stockholders of Parent in connection with the meeting of the Company's stockholders to consider the adoption of this Agreement (the "Company Stockholders' Meeting") and in connection with the meeting of Parent's stockholders to consider the approval of the issuance of shares of Parent Common Stock pursuant to the terms of the Merger (the "Parent Stockholders' Meeting") (such proxy statement/prospectus as amended or supplemented is referred to herein as the "Proxy Statement") will not, on the date the Proxy Statement is first mailed to the Company's stockholders or Parent's stockholders, or at the time of the Company Stockholders' Meeting or the Parent Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders' Meeting or the Parent Stockholders' Meeting which has become false or misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. If at any time prior to the Effective Time, any event relating to the Company or any of its affiliates, officers or directors is required to be discovered by the Company which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, the Company shall promptly inform Parent. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied or to be supplied by Parent or Merger Sub which is, will be, or is required to be contained in any of the foregoing documents.

     2.18 Board Approval. The Board of Directors of the Company has, as of the date of this Agreement, (i) determined that the Merger is fair to, advisable and in the best interests of the Company and its stockholders, (ii) determined to recommend that the stockholders of the Company adopt this Agreement and (iii) duly approved the Merger, this Agreement and the transactions contemplated hereby.

     2.19 State Takeover Statutes. The Board of Directors of the Company has approved the Merger, this Agreement, the Stock Option Agreements, the Parent Voting Agreement and the transactions contemplated hereby and thereby, and such approval is sufficient to render inapplicable to the Merger, this Agreement, the Stock Option Agreements, the Parent Voting Agreement and the transactions contemplated hereby and thereby the provisions of Section 203 of Delaware Law to the extent, if any, such section is applicable to the Merger, this Agreement, the Stock Option Agreements, the Parent Voting Agreement and the transactions contemplated hereby and thereby. No other state takeover statute or similar statute or regulation applies to or purports to apply to the Merger, this Agreement, the Stock Option Agreements, the Parent Voting Agreement or the transactions contemplated hereby and thereby.

     2.20 Fairness Opinion. The Company has received an opinion from Salomon Smith Barney Inc., dated as of the date hereof, to the effect that as of the date hereof, the Exchange Ratio is fair to the Company's stockholders (other than Parent) from a financial point of view and will deliver to Parent a written confirmation of such opinion as soon as practicable after the date hereof.

                                  ARTICLE III

            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

     Parent and Merger Sub represent and warrant to the Company, subject to the exceptions specifically disclosed in the disclosure letter supplied by Parent to the Company (the "Parent Schedules"), as follows:

     3.1  Organization of Parent.

     (a) Parent and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation; has the corporate power and authority to own, lease and operate its assets and property and to carry on its business as now being conducted and as proposed to be conducted; and is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect (as defined in Section 8.3) on Parent.

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     (b) Parent has delivered to the Company a true and complete list of all of
Parent's subsidiaries, indicating the jurisdiction of incorporation of each subsidiary and Parent's equity interest therein.

     (c) Parent has delivered or made available to the Company a true and correct copy of the Certificate of Incorporation and Bylaws of Parent and similar governing instruments of each of its material subsidiaries, each as amended to date, and each such instrument is in full force and effect. Neither Parent nor any of its subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent governing instruments.

     3.2 Parent Capital Structure. The authorized capital stock of Parent consists of 150,000,000 shares of Common Stock, par value $0.01 per share, of which 66,054,041 shares are issued and outstanding as of April 19, 2000 and 1,000,000 shares of Preferred Stock, par value $0.01 per share, of which no shares are issued or outstanding. The authorized capital stock of Merger Sub consists of 1,000 shares of Common Stock, par value $0.001 per share, all of which, as of the date hereof, are issued and outstanding and are held by Parent. All outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Parent or any agreement or document to which Parent is a party or by which it is bound. As of April 2, 2000, 17,138,042 shares of Parent Common Stock were reserved for issuance to employees, consultants and non-employee directors pursuant to Parent's 1997 Supplemental Stock Option Plan, Restated 1987 Stock Option Plan and Komag Material Technology, Inc. Stock Option Plan (the "Parent Stock Option Plan"), under which options are outstanding for 14,011,761 shares and under which 3,126,281 shares are available for grant as of April 2, 2000. As of April 2, 2000, 7,400,000 shares of Parent Common Stock reserved for issuance under the 1988 Employee Stock Purchase Plan (the "Parent ESPP"). All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable.

     3.3  Obligations With Respect to Capital Stock. Except as set forth in
Section 3.2 as of March 31, 2000, there are no equity securities, partnership interests or similar ownership interests of any class of Parent, or any securities exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests issued, reserved for issuance or outstanding. Except for securities Parent owns, directly or indirectly through one or more subsidiaries, as of March 31, 2000 there are no equity securities, partnership interests or similar ownership interests of any class of any subsidiary of Parent, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests issued, reserved for issuance or outstanding. Except as set forth in Section 3.2, as of March 31, 2000 there are no options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which Parent or any of its subsidiaries is a party or by which it is bound obligating Parent or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition, of any shares of capital stock of Parent or any of its subsidiaries or obligating Parent or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, partnership interest or similar ownership interest, call, right, commitment or agreement. Except for the Parent Voting Agreements, there are no registration rights and, to the knowledge of Parent there are no voting trusts, proxies or other agreements or understandings with respect to any equity security of any class of Parent or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its subsidiaries.

     3.4  Authority.

     (a) Parent has all requisite corporate power and authority to enter into this Agreement and the Stock Option Agreements and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and the execution and delivery of the Stock Option Agreements and the consummation of the transactions

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

contemplated thereby, have been duly authorized by all necessary corporate action on the part of Parent, subject only to the approval of the issuance of Parent Common stock in the Merger by Parent's stockholders and the filing and recordation of the Certificate of Merger pursuant to Delaware Law. A vote of the holders of at least a majority of the shares of the Parent Common Stock present at the Parent Stockholders' meeting (defined below) is required for Parent's stockholders to approve the issuance of Parent Common Stock in the Merger. This Agreement and the Stock Option Agreements have been duly executed and delivered by Parent and, assuming the due authorization, execution and delivery by the Company and, if applicable, Merger Sub, constitute the valid and binding obligations of Parent, enforceable in accordance with their respective terms, except as enforcement thereof may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement and the Stock Option Agreements by Parent do not, and the performance of this Agreement and the Stock Option Agreements by Parent will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of Parent the equivalent organizational documents of any of its subsidiaries, (ii) subject to the approval of the issuance of Parent Common Stock in the Merger by Parent's stockholders as contemplated in Section 5.2 and compliance with the requirements set forth in Section 3.4(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Parent or any of its subsidiaries or by which its or any of their respective properties is bound or affected, or (iii) result in any breach of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Parent's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Parent or any of its subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or its or any of their respective properties is bound or affected, except to the extent such conflict, violation, breach, default, impairment or other effect would not, in the case of clause (ii) or (iii), individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

     (b) No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required by or with respect to Parent in connection with the execution and delivery of this Agreement and the Stock Option Agreements or the consummation of the transactions contemplated hereby or thereby, except for (i) applicable requirements of the Securities Act, (ii) the filing and recordation of the Certificate of Merger with the Secretary of State of Delaware, (iii) applicable requirements of the Exchange Act, (iv) the rules and regulations of Nasdaq; (v) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws and the HSR Act and the laws of any foreign country and (vi) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not reasonably be expected to have a Material Adverse Effect on Parent or the Company or have a material adverse effect on the ability of the parties to consummate the Merger.

     3.5  SEC Filings; Parent Financial Statements.

     (a) Parent has filed all forms, reports and documents Parent has been required to file with the SEC since January 1, 1998, and has made available to the Company such forms, reports and documents in the form filed with the SEC. All such required forms, reports and documents (including those that Parent may file subsequent to the date hereof) are referred to herein as the "Parent SEC Reports." As of their respective dates, the Parent SEC Reports (i) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of Parent's subsidiaries is required to file any forms, reports or other documents with the SEC.

     (b) Each set of consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports (the "Parent Financials"), including any Parent SEC Reports filed after the date hereof until the Closing, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (iii) fairly presented the consolidated financial position of Parent and its subsidiaries at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount. The balance sheet of Parent contained in the Parent SEC Reports as of January 2, 2000 is hereinafter referred to as the "Parent Balance Sheet." Except as disclosed in the Parent Financials, neither Parent nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Parent and its subsidiaries taken as a whole, except liabilities
(i) provided for in the Parent Balance Sheet, or (ii) incurred since the date of the Parent Balance Sheet in the ordinary course of business consistent with past practices and immaterial in the aggregate.

     (c) Parent has heretofore furnished to the Company a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Parent with the SEC pursuant to the Securities Act or the Exchange Act.

     3.6 Absence of Certain Changes or Events. Since the date of the Parent Balance Sheet, there has not been: (i) any Material Adverse Effect on Parent,
(ii) any material change by Parent in its accounting methods, principles or practices, except as required by GAAP or the rules and regulations promulgated by the SEC, or (iii) any revaluation by Parent of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business.

     3.7  Taxes.

     (a) Parent and each of its subsidiaries have timely filed all Returns relating to Taxes required to be filed by Parent and each of its subsidiaries with any Tax authority, except such Returns which are not material to Parent. Parent and each of its subsidiaries have paid all Taxes shown to be due on such Returns.

     (b) Parent and each of its subsidiaries as of the Effective Time will have withheld with respect to its employees all federal and state income taxes, Taxes pursuant to the Federal Insurance Contribution Act, Taxes pursuant to the Federal Unemployment Tax Act and other Taxes required to be withheld, except such Taxes which are not material to Parent.

     (c) Neither Parent nor any of its subsidiaries has any material Tax deficiency outstanding, proposed or assessed against Parent or any of its subsidiaries, nor has Parent or any of its subsidiaries executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

     (d) No audit or other examination of any Return of Parent or any of its subsidiaries by any Tax authority is presently in progress, nor has Parent or any of its subsidiaries been notified of any request for such an audit or other examination.

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

     (e) No material adjustment relating to any Returns filed by Parent or any of its subsidiaries has been proposed in writing formally or informally by any Tax authority to Parent or any of its subsidiaries or any representative thereof.

     (f) Neither Parent nor any of its subsidiaries has any liability for any material unpaid Taxes which has not been accrued for or reserved on Parent Balance Sheet in accordance with GAAP, whether asserted or unasserted, contingent or otherwise, which is material to Parent, other than any liability for unpaid Taxes that may have accrued since December 31, 1999 in connection with the operation of the business of Parent and its subsidiaries in the ordinary course.

     (g) There is no contract, agreement, plan or arrangement to which Parent or any of its subsidiaries is a party as of the date of this Agreement, including but not limited to the provisions of this Agreement, covering any employee or former employee of Parent or any of its subsidiaries that, individually or collectively, would reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code. There is no contract, agreement, plan or arrangement to which Parent or any of its subsidiaries is a party or by which it or any of its subsidiaries is bound as of the date hereof to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.

     (h) Neither Parent nor any of its subsidiaries has filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by Parent or any of its subsidiaries.

     (i) Neither Parent nor any of its subsidiaries is party to or has any obligation under any tax-sharing, tax indemnity or tax allocation agreement or arrangement.

     (j) None of Parent's or its subsidiaries' assets are tax exempt use property within the meaning of Section 168(h) of the Code.

     (k) Neither the Parent nor any of its subsidiaries has constituted either a "distributing corporation" or a "controlled corporation" in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (x) in the two years prior to the date of this Agreement or (y) in a distribution which could otherwise constitute part of a "plan" or "series or related transactions" (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

     3.8 Parent Intellectual Property. For the purposes of this Agreement, the following terms have the following definitions:

     "Parent Intellectual Property" shall mean any Intellectual Property that is owned by, or exclusively licensed to, Parent.

     "Parent Registered Intellectual Property" means all of the Registered Intellectual Property owned by, or filed in the name of, Parent or any of its subsidiaries.

          (a) Section 3.8(a) of the Parent Schedules is a complete and accurate list of all Parent Registered Intellectual Property and specifies, where applicable, and the jurisdictions in which each such item of Parent Registered Intellectual Property has been issued or registered.

          (b) No Parent Intellectual Property or product or service of Parent or any of its subsidiaries is subject to any proceeding or outstanding decree, order, judgment, or stipulation restricting in any manner the use, transfer, or licensing thereof by Parent or any of its subsidiaries, or which may affect the validity, use or enforceability of such Parent Intellectual Property.

          (c) Parent owns and has good and exclusive title to, or has a license for (sufficient for the conduct of its business as currently conducted), each material item of Parent Intellectual Property or other Intellectual Property used by Parent free and clear of any lien or encumbrance (excluding licenses and related restrictions); and Parent is the exclusive owner of all trademarks and trade names
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

     used in connection with the operation or conduct of the business of Parent and its subsidiaries, including the sale of any products or the provision of any services by Parent and its subsidiaries.

          (d) To the extent that any material Intellectual Property has been developed or created by a third party for Parent or any of its subsidiaries, Parent has a written agreement with such third party with respect thereto and Parent either (i) has obtained ownership of, by operation of law or by valid assignment and is the exclusive owner of, or
     (ii) has obtained a license (sufficient for the conduct of its business as currently conducted) to all such third party's Intellectual Property in such work, material or invention by operation of law or by valid assignment.

          (e) To the knowledge of Parent, the operation of the business of Parent and its subsidiaries as such business currently is conducted, including Parent's and its subsidiaries' design, development, manufacture, marketing and sale of the products or services of Parent and its subsidiaries (including products currently under development) has not, does not and will not infringe any patent of, or infringe or misappropriate any other Intellectual Property of, any third party.

          (f) Neither Parent nor any of its subsidiaries has received notice from any third party that the operation of the business of Parent or any of its subsidiaries or any act, product or service of Parent or any of its subsidiaries, infringes or misappropriates the Intellectual Property of any third party.

          (g) Parent and each of its subsidiaries has taken reasonable steps to protect Parent's and its subsidiaries' rights in Parent's confidential information and trade secrets that it wishes to protect or any trade secrets or confidential information of third parties provided to Parent or any of its subsidiaries, and, without limiting the foregoing, each of Parent and its subsidiaries has and enforces a policy requiring each employee and contractor to execute a proprietary information/confidentiality agreement substantially in the form provided to the Company and all current and former employees and contractors of Parent and any of its subsidiaries have executed such an agreement, except where the failure to do so is not reasonably expected to be material to Parent.

     3.9  Compliance; Permits; Restrictions.

     (a) Neither Parent nor any of its subsidiaries is, in any material respect, in conflict with, or in default or violation of (i) any law, rule, regulation, order, judgment or decree applicable to Parent or any of its subsidiaries or by which its or any of their respective properties is bound or affected except for any conflicts, defaults or violations that (individually or in the aggregate) would not cause Parent to lose any material benefit or incur any material liability, or (ii) any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or its or any of their respective properties is bound or affected. To the knowledge of Parent, no investigation or review by any Governmental Entity is pending or threatened against Parent or its subsidiaries, nor has any Governmental Entity indicated an intention to conduct the same. There is no material agreement, judgment, injunction, order or decree binding upon Parent or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing the conduct of business by Parent as currently conducted.

     (b) Parent and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals from governmental authorities which are material to the operation of the business of Parent (collectively, the "Parent Permits"). Parent and its subsidiaries are in compliance in all material respects with the terms of the Parent Permits.

     3.10 Litigation. As of the date of this Agreement, and except as disclosed in the Parent SEC Documents, there is no action, suit, proceeding, claim, arbitration or investigation pending, or as to which Parent or any of its subsidiaries has received any notice of assertion nor, to Parent's knowledge, is there a threatened action, suit, proceeding, claim, arbitration or investigation against Parent or any of its

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

subsidiaries which reasonably would be likely to be material to Parent, or which in any manner challenges or seeks to prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement.

     3.11 Brokers' and Finders' Fees. Except for fees payable to Chase H&Q pursuant to an engagement letter dated September 3, 1999, a copy of which has been provided to the Company, Parent has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

     3.12  Employee Benefit Plans.

     (a) All employee compensation, incentive, fringe or benefit plans, programs, policies, commitments, agreements or other arrangements (whether or not set forth in a written document and including, without limitation, all "employee benefit plans" within the meaning of Section 3(3) of ERISA) covering any active or former employee, director or consultant of Parent ("Parent Employee" which shall for this purpose mean an employee of the Company or any Affiliate (as defined below)), any subsidiary of Parent or any trade or business (whether or not incorporated) which is an Affiliate, or with respect to which Parent has or, to its knowledge, may in the future have liability, are listed in
Section 3.12(a) of the Parent Schedules (the "Parent Plans"). Parent will provide or make available correct and complete copies of all documents embodying each Parent Plan and all documents relevant to the administration of such Plans prior to the Closing Date.

     (b) Each Parent Plan has been maintained and administered in all material respects in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations (foreign or domestic), including but not limited to ERISA and the Code, which are applicable to such Parent Plans. All contributions, reserves or premium payments required to be made or accrued as of the date hereof to the Parent Plans have been timely made or accrued. Parent has performed in all material respects all obligations required to be performed by it under, is not in default or violation of, and has no knowledge of any default or violation by any other party to each Plan. No suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Plan activities) has been brought, or to the knowledge of Parent is threatened, against or with respect to any such Plan. There are no audits, inquiries or proceedings pending or to the knowledge of Parent, threatened by the IRS or U.S. Department of Labor with respect to any Parent Plan. Any Parent Plan intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code: (i) has either obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its tax-qualified status from the IRS or still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination, and (ii) incorporates or has been amended to incorporate all provisions required to comply with the Tax Reform Act of 1986 and subsequent legislation.

     (c) Neither Parent, any of its subsidiaries, nor any of their Affiliates has at any time ever maintained, established, sponsored, participated in, or contributed to any plan subject to Title IV of ERISA or Section 412 of the Code and at no time has Parent contributed to or been requested to contribute to any "multiemployer plan," as such term is defined in ERISA. Neither Parent, any of its subsidiaries, nor any officer or director of Parent or any of its subsidiaries is subject to any material liability or penalty under Section 4975 through 4980B of the Code or Title I of ERISA. No "prohibited transaction," within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 4975 of the Code and Section 408 of ERISA, has occurred with respect to any Parent Plan which could subject Parent or its Affiliates to material liability.

     (d) Neither Parent nor any of its subsidiaries is bound by or subject to (and none of its respective assets or properties is bound by or subject to) any arrangement with any labor union. No employee of Parent or any of its subsidiaries is represented by any labor union or covered by any collective bargaining agreement and, to the knowledge of Parent, no campaign to establish such representation is in progress. There is no pending or, to the knowledge of Parent, threatened labor dispute involving Parent or any of its
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

subsidiaries and any group of its employees nor has Parent or any of its subsidiaries experienced any labor interruptions over the past three (3) years, and Parent and its subsidiaries consider their relationships with their employees to be good. Parent is in compliance in all material respects with all applicable material foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours.

     (e) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any Parent Employee under any Parent Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Parent Plan, or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

     (f) No Parent Plan promises or provides retiree medical benefits to any person except as required by applicable law, and neither Parent nor any of its Affiliates has represented, promised or contracted (whether in oral or written form) to provide such retiree benefits to any Parent Employee or dependent thereof except as required by law.

     3.13 Absence of Liens and Encumbrances. Parent and each of its subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used in its business, free and clear of any liens or encumbrances except as reflected in the Parent Financials and except for liens for taxes not yet due and payable and such imperfections of title and encumbrances, if any, which as do not materially detract from the value of or materially interfere with the present use of the property affected thereby.

     3.14 Environmental Matters. Except as would not reasonably be likely to result in a material liability to Parent (in any individual case or in the aggregate), (i) neither Parent nor any of its subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date, (ii) neither Parent nor any of its subsidiaries has engaged in Hazardous Materials Activities in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity and (iii) as a result of the actions of the Parent or any of its subsidiaries or any affiliate of the Parent or, to the Parent's knowledge, as a result of any actions of any third party or otherwise, no underground storage tank is present in, on or under any property that the Parent or any of its subsidiaries has at any time owned, operated, occupied or leased and no amount of any Hazardous Material is present under any property and in the land, ground water and surface water of any property, that the Parent or any of its subsidiaries has at any time owned, operated, occupied or leased.

     3.15 Labor Matters. (i) There are no controversies pending or, to the knowledge of each of Parent and its respective subsidiaries, threatened, between Parent or any of its subsidiaries and any of their respective employees, and
(ii) as of the date of this Agreement, neither Parent nor any of its subsidiaries has any knowledge of any strikes, slowdowns, work stoppages or lockouts, or threats thereof, by or with respect to any employees of Parent or any of its subsidiaries.

     3.16 Agreements, Contracts and Commitments. As of the date hereof, neither the Company nor any of its subsidiaries is a party to or is bound by:

          (a) any employment or consulting agreement, contract or commitment with any officer or director or higher level employee or member of Parent's Board of Directors, other than those that are terminable by Parent or any of its subsidiaries on no more than thirty (30) days' notice without liability or financial obligation to Parent;

          (b) any agreement, contract or commitment containing any covenant that materially limits the right of Parent or any of its subsidiaries to engage in any line of business or to compete with any person or granting any exclusive distribution rights;

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          (c) any agreement, contract or commitment currently in force relating to the disposition or acquisition by Parent or any of its subsidiaries after the date of this Agreement of a material amount of assets not in the ordinary course of business or pursuant to which Parent has any material ownership interest in any corporation, partnership, joint venture or other business enterprise other than Parent's subsidiaries;

          (d) any dealer, distributor, joint marketing or development agreement currently in force under which Parent or any of its subsidiaries have continuing material obligations to jointly market any product, technology or service and which may not be canceled without penalty upon notice of ninety (90) days or less, or any material agreement pursuant to which Parent or any of its subsidiaries have continuing material obligations to jointly develop any intellectual property that will not be owned, in whole or in part, by Parent or any of its subsidiaries and which may not be canceled without penalty upon notice of ninety (90) days or less;

          (e) any agreement, contract or commitment currently in force to license any third party to manufacture or reproduce any Parent product or technology or any agreement, contract or commitment currently in force to sell or distribute any Parent products, service or technology except agreements with distributors or sales representative in the normal course of business cancelable without penalty upon notice of ninety (90) days or less and substantially in the form previously provided to the Company;

          (f) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit;

          (g) any settlement agreement entered into within three (3) years prior to the date of this Agreement; or

          (h) any other agreement, contract or commitment that has a value of $500,000 or more individually.

     Neither Parent nor any of its subsidiaries, nor to Parent's knowledge any other party to a Parent Contract (as defined below), is in breach, violation or default under, and neither Parent nor any of its subsidiaries has received written notice that it is in breach, violation or default under, any of the material terms or conditions of any of the agreements, contracts or commitments to which Parent or any of its subsidiaries is a party or by which it is bound that are required to be disclosed in the Parent Schedules (any such agreement, contract or commitment, a "Parent Contract") in such a manner as would permit any other party to cancel or terminate any such Parent Contract, or would permit any other party to seek material damages or other remedies (for any or all of such breaches, violations or defaults, in the aggregate).

     3.17 Statements; Proxy Statement/Prospectus. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Registration Statement will at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The Proxy Statement, on the date the Proxy Statement is first mailed to Parent's stockholders and the Company's stockholders, at the time of the Parent Stockholders' Meeting or the Company Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Parent Stockholders' Meeting or the Company Stockholders' Meeting which has become false or misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. If at any time prior to the Effective Time, any event relating to Parent or any of its affiliates, officers or directors is required to be discovered by Parent which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy

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Statement, Parent shall promptly inform the Company. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied or to be supplied by the Company which is, will be, or is required to be contained in any of the foregoing documents.

     3.18 Board Approval. The Board of Directors of Parent has, as of the date of this Agreement, (i) determined that the Merger is fair to and in the best interests of Parent and its stockholders, (ii) determined to recommend that the stockholders of Parent approve the Issuance of the Shares and (iii) duly approved the Merger, this Agreement and the transactions contemplated hereby.

     3.19 State Takeover Statutes. The Board of Directors of Parent has approved the Merger, this Agreement, the Stock Option Agreements, and the Company Voting Agreement and the transactions contemplated hereby and thereby, and such approval is sufficient to render inapplicable to the Merger, this Agreement, the Stock Option Agreements, the Company Voting Agreement and the transactions contemplated hereby and thereby the provisions of Section 203 of Delaware Law to the extent, if any, such section is applicable to the Merger, this Agreement, the Stock Option Agreements, the Company Voting Agreement and the transactions contemplated hereby and thereby. No other state takeover statute or similar statute or regulation applies to or purports to apply to the Merger, this Agreement, the Stock Option Agreements, the Company Voting Agreement or the transactions contemplated hereby and thereby.

     3.20 Fairness Opinion. Parent has received a written opinion from Chase H&Q, dated as of the date hereof, to the effect that as of the date hereof, the Exchange Ratio is fair to Parent from a financial point of view and will deliver to the Company a written confirmation copy of such opinion as soon as practicable after the date hereof.

                                   ARTICLE IV

                      CONDUCT PRIOR TO THE EFFECTIVE TIME

     4.1 Conduct of Business. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company (which for the purposes of this Article IV shall include the Company and each of its subsidiaries) and Parent (which for the purposes of this Article IV shall include Parent and each of its subsidiaries) agree, except (i) as required by this Agreement, (ii) in the case of the Company as provided in Article IV of the Company Schedules and in the case of Parent as provided in Article IV of the Parent Schedules, or (iii) to the extent that the other party shall otherwise consent (which consent shall not be unreasonably withheld or delayed with regard to actions that would be reasonably necessary to carry on the business of Parent or Company, as applicable, in the ordinary course, as a standalone entity if the Merger were not consummated) in writing, to carry on its business in the ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations, to pay its debts and taxes when due subject to good faith disputes over such debts or taxes, to pay or perform other material obligations when due subject to good faith disputes over such obligations, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has business dealings. In addition, except (i) in the case of the Company as provided in Article IV of the Company Schedules, (ii) in the case of Parent as provided in Article IV of the Parent Schedules, or (iii) as required by this Agreement, without the prior written consent (which consent shall not be unreasonably withheld or delayed with regard to actions that would be reasonably necessary carry on the business of Parent or Company, as applicable, in the ordinary course, as a standalone entity if the Merger were not consummated) of the other, neither the Company nor Parent shall do any of the following, and neither the Company nor Parent shall permit its subsidiaries to do any of the following:

          (a) Except as required by law or pursuant to the terms of a Company Plan or a Parent Plan, as the case may be, in effect as of the date hereof, waive any stock repurchase rights, accelerate, amend

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     or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant or director stock plans or authorize cash payments in exchange for any options granted under any of such plans;

          (b) Enter into any material partnership arrangements, joint development agreements or strategic alliances other than in the ordinary course of business consistent with past practice;

          (c) Grant any severance or termination pay to any officer or employee except pursuant to written agreements outstanding, or policies existing, on the date hereof and as previously disclosed in writing to the other, or adopt any new severance plan or amend or modify or alter in any manner any severance plan, agreement or arrangement existing on the date hereof;

          (d) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock (other than distributions from a subsidiary
     (i) of Company to Company or (ii) of Parent to Parent as the case may be) or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

          (e) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of the Company or its subsidiaries, or Parent or its subsidiaries, as the case may be, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

          (f) Issue, deliver, sell, authorize, pledge or otherwise encumber or propose any of the foregoing with respect to any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than (i) the issuance, delivery and/or sale of shares of Company Common Stock or Parent Common Stock, as the case may be, pursuant to the exercise of stock options therefor outstanding as of the date of this Agreement, (ii) the granting of options to purchase shares of Company Common Stock or Parent Common Stock, as the case may be, to be granted at fair market value in the ordinary course of business, consistent with past practice and in accordance with existing stock option plans in an amount not to exceed options to purchase 500,000 shares in the aggregate, (iii) shares of Company Common Stock or Parent Common Stock, as the case may be, issuable upon the exercise of the options referred to in clause (ii), and (iv) shares of Company Common Stock or Parent Common Stock, as the case may be, issuable to participants in the Parent ESPP or Company ESPP consistent with the terms thereof;

          (g) Cause, permit or propose any amendments to any charter document or Bylaw (or similar governing instruments of any subsidiaries);

          (h) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or enter into any joint ventures, strategic partnerships or alliances, other than in the ordinary course of business consistent with past practice;

          (i) Adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;

          (j) Sell, lease, license, encumber or otherwise dispose of any properties or assets except sales of inventory in the ordinary course of business consistent with past practice, except for the sale, lease or disposition (other than through licensing) of property or assets which are not material, individually or in the aggregate, to the business of the Company or Parent, as the case may be;

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

          (k) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or Parent, as the case may be, enter into any "keep well" or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than (i) in connection with the financing of ordinary course trade payables consistent with past practice or (ii) pursuant to existing credit facilities in the ordinary course of business;

          (l) Adopt or amend any employee benefit plan or employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable "at will"), pay any special bonus or special remuneration to any director or employee other than in the ordinary course of business consistent with past practice, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants;

          (m) Make any individual or series of related payments outside of the ordinary course of business in excess of $500,000;

          (n) Revalue any of its assets or, except as required by GAAP, make any change in accounting methods, principles or practices;

          (o) Engage in any action that could reasonably be expected to cause the Merger to fail to qualify as a "reorganization" under Section 368(a) of the Code whether or not otherwise permitted by the provisions of this
     Article IV;

          (p) Make any tax election that individually or in the aggregate, is reasonably likely to adversely affect in any material respect the tax liability or tax attributes of Company or Parent, as the case may be, or settle or compromise any material tax liability;

          (q) Pay, discharge, settle or satisfy any material litigation; or

          (r) Agree in writing or otherwise to take any of the actions described in Section 4.1(a) through (q) above.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

     5.1  Proxy Statement/Prospectus; Registration Statement; Other Filings.

     (a) As promptly as practicable after the execution of this Agreement, the Company and Parent will prepare and file with the SEC the Proxy Statement, and Parent will prepare and file with the SEC the Registration Statement in which the Proxy Statement will be included as a prospectus. Each of the Company and Parent will respond to any comments of the SEC, will use its respective best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and will cause the Proxy Statement to be mailed to its stockholders at the earliest practicable time. As promptly as practicable after the date of this Agreement, the Company and Parent will prepare and file any other filings required under the Exchange Act, the Securities Act or any other Federal, foreign or Blue Sky laws relating to the Merger and the transactions contemplated by this Agreement (the "Other Filings"). Each party will notify the other promptly upon the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Registration Statement, the Proxy Statement or any Other Filing or for additional information and will supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other

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hand, with respect to the Registration Statement, the Proxy Statement, the
Merger or any Other Filing. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement, the Registration Statement or any Other Filing, the Company or Parent, as the case may be, will promptly inform the other party of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of the Company or stockholders of Parent, such amendment or supplement.

     (b) Subject to Sections 5.2(c) and 5.2(d), the Proxy Statement will also include the recommendations of (i) the Board of Directors of the Company in favor of adoption of this Agreement, and (ii) the Board of Directors of Parent in favor of the issuance of shares of Parent Common Stock in the Merger.

     5.2  Meetings of Stockholders.

     (a) Promptly after the date hereof, the Company will take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and Bylaws to convene the Company Stockholders' Meeting to be held as promptly as practicable, for the purpose of voting upon this Agreement. The Company will consult with Parent and use its commercially reasonable efforts to hold the Company Stockholders' Meeting on the same day as the Parent Stockholders' Meeting. Promptly after the date hereof, Parent will take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and Bylaws to convene the Parent Stockholders' Meeting to be held as promptly as practicable for the purpose of voting upon the issuance of shares of Parent Common Stock by virtue of the Merger. Parent will consult with the Company and will use its commercially reasonable efforts to hold the Parent Stockholders' Meeting on the same day as the Company Stockholders' Meeting. Subject to Sections 5.2(c) and 5.2(d), Parent and the Company will each use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the adoption and approval of this Agreement and the approval of the Merger and will take all other action necessary or advisable to secure the vote or consent of their respective stockholders or stockholders required by the rules of Nasdaq or Delaware Law and all other applicable legal requirements to obtain such approvals.

     (b) Subject to Sections 5.2(c) and 5.2(d): (i) the Board of Directors of the Company shall recommend that the Company's stockholders vote in favor of and adopt this Agreement at the Company Stockholders' Meeting, and the Board of Directors of Parent shall recommend that Parent's stockholders vote in favor of the issuance of shares of Parent Common Stock in the Merger at the Parent Stockholders' Meeting; (ii) the Proxy Statement shall include a statement to the effect that the Board of Directors of the Company has recommended that the Company's stockholders vote in favor of and adopt this Agreement at the Company Stockholders' Meeting, and a statement to the effect that the Board of Directors of Parent has recommended that Parent's stockholders vote in favor of the issuance of shares of Parent Common Stock in the Merger at the Parent Stockholders' Meeting; and (iii) neither the Board of Directors of the Company, the Board of Directors of Parent, nor any committee of either shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to the other party, the recommendations set forth in subsections 5.2(b)(i) or 5.2(b)(ii).

     (c) Nothing in this Agreement shall prevent the Board of Directors of the Company from withholding, withdrawing, amending or modifying its recommendation in favor of the Merger if (i) a Company Superior Offer (as defined below) is made to the Company and is not withdrawn, (ii) neither the Company nor any of its representatives shall have violated any of the restrictions set forth in
Section 5.4(a), and (iii) the Board of Directors of the Company concludes in good faith, after consultation with its outside counsel, that, in light of such Company Superior Offer, the withholding, withdrawal, amendment or modification of such recommendation is required in order for the Board of Directors of the Company to comply with its fiduciary obligations to the Company's stockholders under applicable law. Nothing contained in this Section 5.2 shall limit the Company's obligation to hold and convene the Company Stockholders' Meeting (regardless of whether the recommendation of the Board of Directors of the Company shall have been withdrawn, amended or modified). For purposes of this Agreement, "Company Superior Offer" shall mean an unsolicited, bona fide written offer made by a third

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party to consummate any of the following transactions: (i) a merger, consolidation, business combination, recapitalization or similar transaction involving the Company, pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 50% of the equity interest in the surviving or resulting entity of such transaction; (ii) a sale or other disposition by the Company of all or substantially all of its assets, or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by the Company), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of the Company, in each case on terms that the Board of Directors of the Company determines, in its reasonable judgment (after consultation with its financial advisor) to be more favorable to the Company stockholders from a financial point of view than the terms of the Merger; provided, however, that any such offer shall not be deemed to be a "Company Superior Offer" if any financing required to consummate the transaction contemplated by such offer is not committed and is not likely in the judgment of the Company's Board of Directors to be obtained by such third party on a timely basis.

     (d) Nothing in this Agreement shall prevent the Board of Directors of Parent from withholding, withdrawing, amending or modifying its recommendation in favor of the Merger if (i) a Parent Superior Offer (as defined below) is made to Parent and is not withdrawn, (ii) neither Parent nor any of its representatives shall have violated any of the restrictions set forth in Section 5.4(b), and (iii) the Board of Directors of Parent concludes in good faith, after consultation with its outside counsel, that, in light of such Parent Superior Offer, the withholding, withdrawal, amendment or modification of such recommendation is required in order for the Board of Directors of Parent to comply with its fiduciary obligations to Parent's stockholders under applicable law. Nothing contained in this Section 5.2 shall limit Parent's obligation to hold and convene the Parent Stockholders' Meeting (regardless of whether the recommendation of the Board of Directors of Parent shall have been withdrawn, amended or modified). For purposes of this Agreement, "Parent Superior Offer" shall mean an unsolicited, bona fide written offer made by a third party to consummate any of the following transactions: (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Parent, pursuant to which the stockholders of Parent immediately preceding such transaction hold less than 50% of the equity interest in the surviving or resulting entity of such transaction; (ii) a sale or other disposition by Parent of assets (excluding inventory and used equipment sold in the ordinary course of business) representing in excess of 50% of the fair market value of Parent's business immediately prior to such sale, or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by Parent), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of the Parent, in each case on terms that the Board of Directors of Parent determines, in its reasonable judgment (after consultation with its financial advisor) to be more favorable to the Parent stockholders from a financial point of view than the terms of the Merger; provided, however, that any such offer shall not be deemed to be a "Parent Superior Offer" if any financing required to consummate the transaction contemplated by such offer is not committed and is not likely in the judgment of Parent's Board of Directors to be obtained by such third party on a timely basis.

     5.3  Access to Information; Confidentiality.

     (a) Each party will afford the other party and its accountants, counsel and other representatives reasonable access during normal business hours to the properties (including the performance of any soil and ground water testing thereon), books, records and personnel of the other party during the period prior to the Effective Time to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel of such party, as the other party may reasonably request. No information or knowledge obtained in any investigation pursuant to this Section 5.3 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

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     (b) The parties acknowledge that the Company and Parent have previously executed a Confidentiality Agreement, dated August 31, 1999 (the
"Confidentiality Agreement"), which Confidentiality Agreement will continue in full force and effect in accordance with its terms.

     5.4  No Solicitation.

     (a) Restrictions on the Company.

          (i) From and after the date of this Agreement until the Effective Time or termination of this Agreement pursuant to Article VII, the Company's and its subsidiaries' officers and directors will not and the Company and its subsidiaries will not authorize or permit any of their respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them, to, directly or indirectly (i) solicit, initiate, knowingly encourage or knowingly induce the making, submission or announcement of any Company Acquisition Proposal (as defined below), (ii) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Company Acquisition Proposal, (iii) engage in discussions with any person with respect to any Company Acquisition Proposal, except as to the existence of these provisions, (iv) subject to Section 5.2(c), approve, endorse or recommend any Company Acquisition Proposal or (v) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or providing for any Company Acquisition Transaction (as defined below); provided, however, until the date on which this Agreement is adopted by the required vote of the Company stockholders, nothing in this Section 5.4(a) or elsewhere in this Agreement shall prohibit the Company or any of its subsidiaries or any of their respective officers, directors, affiliates, employees, investment bankers, attorneys or other advisors or representatives from furnishing nonpublic information regarding the Company and its subsidiaries to, entering into a confidentiality agreement with or entering into discussions or negotiating with, any person or group in response to a Company Superior Offer submitted by such person or group (and not withdrawn) if (1) neither the Company nor any representative of the Company and its subsidiaries shall have violated any of the restrictions set forth in this Section 5.4(a), (2) the Board of Directors of the Company concludes in good faith, after consultation with its outside legal counsel, that such action is required in order for the Board of Directors of the Company to comply with its fiduciary obligations to the Company's stockholders under applicable law, (3) (x) at least three
     (3) days prior to furnishing any such nonpublic information to, or entering into discussions or negotiations with, such person or group, the Company gives Parent written notice of the identity of such person or group and of the Company's intention to furnish nonpublic information to, or enter into discussions or negotiations with, such person or group and (y) the Company receives from such person or group an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such person or group by or on behalf of the Company and containing terms no less favorable to the disclosing party than the terms of the Confidentiality Agreement, and (4) contemporaneously with furnishing any such nonpublic information to such person or group, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished by the Company to Parent). The Company and its subsidiaries will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Company Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding two sentences by any officer or director of the Company or any of its subsidiaries or any investment banker, attorney or other advisor or representative of the Company or any of its subsidiaries shall be deemed to be a breach of this Section 5.4(a) by the Company. In addition to the foregoing, the Company shall (i) provide Parent with at least forty-eight
     (48) hours prior notice (or such lesser prior notice as provided to the members of the Company's Board of Directors but in no event less than eight hours) of any meeting of the Company's Board of Directors at which the Company's Board of Directors is reasonably expected to consider a Company Superior Offer and (ii) provide Parent with at least three (3) business days prior written notice of a
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     meeting of the Company's Board of Directors at which the Company's Board of
     Directors is reasonably expected to recommend a Company Superior Offer to its stockholders and together with such notice a copy of the definitive documentation relating to such Company Superior Offer.

          (ii) For purposes of this Agreement, "Company Acquisition Proposal" shall mean any offer or proposal (other than an offer or proposal by Parent or any of its affiliates) providing for any Company Acquisition Transaction. For the purposes of this Agreement, "Company Acquisition Transaction" shall mean any transaction or series of related transactions other than the transactions contemplated by this Agreement involving: (A) any acquisition or purchase from the Company by any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 15% interest in the total outstanding voting securities of the Company or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 15% or more of the total outstanding voting securities of the Company or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction or (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of all or substantially all of the assets of the Company.

          (iii) In addition to the obligations of the Company set forth in paragraph (i) of this Section 5.4(a), the Company as promptly as practicable, and in any event within twenty-four (24) hours, shall advise Parent orally and in writing of any request received by the Company for non-public information which the Company reasonably believes would lead to a Company Acquisition Proposal or of any Company Acquisition Proposal, the material terms and conditions of such request, Company Acquisition Proposal or inquiry, and the identity of the person or group making any such request, Company Acquisition Proposal or inquiry. The Company will keep Parent informed in all material respects of the status and details (including material amendments or proposed amendments) of any such request, Company Acquisition Proposal or inquiry.

          (iv) Nothing contained in this Section 5.4(a) or elsewhere in this Agreement shall prohibit the Company or its Board of Directors from complying with Rule 14d-9 or Rule 14e-2 under the Exchange Act.

     (b) Restrictions on Parent.

          (i) From and after the date of this Agreement until the Effective Time or termination of this Agreement pursuant to Article VII, Parent's and its subsidiaries' officers and directors will not and Parent and its subsidiaries will not, nor will they authorize or permit any of their respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly (i) solicit, initiate, knowingly encourage or induce the making, submission or announcement of any Parent Acquisition Proposal (as defined below), (ii) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Parent Acquisition Proposal, (iii) engage in discussions with any person with respect to any Parent Acquisition Proposal, except as to the existence of these provisions, (iv) subject to Section 5.2(d), approve, endorse or recommend any Parent Acquisition Proposal or (v) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or providing for any Parent Acquisition Transaction (as defined below); provided, however, until the date on which the issuance of Parent Common Stock in the Merger is approved by the required vote of the Parent stockholders, nothing in this Section 5.4(b) or elsewhere in this Agreement shall prohibit Parent or any of its subsidiaries or any of their respective officers, directors, affiliates, employees, investment bankers, attorneys or other

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     advisors or representatives from furnishing nonpublic information regarding
     Parent and its subsidiaries to, entering into a confidentiality agreement with or entering into discussions or negotiating with, any person or group in response to a Parent Superior Offer submitted by such person or group (and not withdrawn) if (1) neither Parent nor any representative of Parent and its subsidiaries shall have violated any of the restrictions set forth in this Section 5.4(b), (2) the Board of Directors of Parent concludes in good faith, after consultation with its outside legal counsel, that such action is required in order for the Board of Directors of Parent to comply with its fiduciary obligations to Parent's stockholders under applicable law, (3) (x) at least three (3) days prior to furnishing any such nonpublic information to, or entering into discussions or negotiations with, such person or group, Parent gives the Company written notice of the identity of such person or group and of Parent's intention to furnish nonpublic information to, or enter into discussions or negotiations with, such person or group and (y) Parent receives from such person or group an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such person or group by or on behalf of Parent and containing terms no less favorable to the disclosing party than the terms of the Confidentiality Agreement, and (4) contemporaneously with furnishing any such nonpublic information to such person or group, Parent furnishes such nonpublic information to the Company (to the extent such nonpublic information has not been previously furnished by Parent to the Company). Parent and its subsidiaries will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Parent Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding two sentences by any officer or director of Parent or any of its subsidiaries or any investment banker, attorney or other advisor or representative of Parent or any of its subsidiaries shall be deemed to be a breach of this Section 5.4(b) by Parent. In addition to the foregoing, Parent shall (i) provide the Company with at least forty eight (48) hours prior notice (or such lesser prior notice as provided to the members of Parent's Board of Directors but in no event less than eight hours) of any meeting of Parent's Board of Directors at which Parent's Board of Directors is reasonably expected to consider a Parent Superior Offer and (ii) provide the Company with at least three (3) business days prior written notice of a meeting of Parent's Board of Directors at which Parent's Board of Directors is reasonably expected to recommend a Parent Superior Offer to its stockholders and together with such notice a copy of the definitive documentation relating to such Parent Superior Offer.

          (ii) For purposes of this Agreement, "Parent Acquisition Proposal" shall mean any offer or proposal (other than an offer or proposal by the Company) or any of its affiliates) providing for any Parent Acquisition Transaction. For the purposes of this Agreement, "Parent Acquisition Transaction" shall mean any transaction or series of related transactions other than the transactions contemplated by this Agreement involving: (A) any acquisition or purchase from Parent by any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 15% interest in the total outstanding voting securities of Parent or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 15% or more of the total outstanding voting securities of Parent or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving Parent pursuant to which the stockholders of Parent immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction; (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of all or substantially all of the assets of Parent.

          (iii) In addition to the obligations of Parent set forth in paragraph
     (i) of this Section 5.4(b), Parent as promptly as practicable, and in any event within twenty-four (24) hours, shall advise the Company orally and in writing of any request received by Parent for non-public information which Parent reasonably believes would lead to a Parent Acquisition Proposal or of any Parent Acquisition Proposal, the material terms and conditions of such request, Parent Acquisition Proposal or inquiry,

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

     and the identity of the person or group making any such request, Parent Acquisition Proposal or inquiry. Parent will keep the Company informed in all material respects of the status and details (including material amendments or proposed amendments) of any such request, Parent Acquisition Proposal or inquiry.

          (iv) Nothing contained in this Section 5.4(b) or elsewhere in this Agreement shall prohibit Parent or its Board of Directors from complying with Rule 14d-9 or Rule 14e-2 under the Exchange Act.

     5.5 Public Disclosure. Parent and the Company will consult with each other and agree before issuing any press release or otherwise making any public statement with respect to the Merger, this Agreement, a Company Acquisition Proposal or a Parent Acquisition Proposal and will not issue any such press release or make any such public statement prior to such agreement, except as may be required by law or any listing agreement with a national securities exchange or Nasdaq, in which case reasonable efforts to consult with the other party will be made prior to such release or public statement; provided, however, that no such consultation or agreement shall be required if, prior to the date of such release or public statement, either party shall have withheld, withdrawn, amended or modified in substance adverse to the other party, its recommendation in favor of the Merger.

     5.6 Legal Requirements. Each of Parent, Merger Sub and the Company will take all reasonable actions necessary or desirable to comply promptly with all legal requirements which may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement (including furnishing all information required in connection with approvals of or filings with any Governmental Entity, and prompt resolution of any litigation prompted hereby) and will promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon any of them or their respective subsidiaries in connection with the consummation of the transactions contemplated by this Agreement. Each of Parent, Merger Sub and the Company will take all reasonable steps as may be necessary to avoid any suit, claim, action investigation or proceeding by any Governmental Entity; provided, however, that, notwithstanding any provision of this Agreement to the contrary, Parent shall not be required to agree to any divestiture by Parent or the Company or any of Parent's subsidiaries or affiliates of shares of capital stock or of any business, assets or property of Parent or its subsidiaries or affiliates or of the Company, its affiliates, or the imposition of any limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock in any case that could reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Parent and its subsidiaries, including the Surviving Corporation, taken as a whole following the consummation of the Merger. Parent will use its commercially reasonable efforts to take such steps as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable to the issuance of Parent Common Stock pursuant hereto. The Company will use its commercially reasonable efforts to assist Parent as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable in connection with the issuance of Parent Common Stock pursuant hereto.

     5.7 Third Party Consents. As soon as practicable following the date hereof, Parent and the Company will each use its commercially reasonable efforts to obtain all material consents, waivers and approvals under any of its or its subsidiaries' agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby. Parent shall consult with the Company regarding the terms of the Bank Consents (as defined below).

     5.8 FIRPTA. At or prior to the Closing, the Company, if requested by Parent, shall deliver to the IRS a notice that Company Common Stock is not a "U.S. Real Property Interest" as defined and in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2).

     5.9 Notification of Certain Matters. Parent and Merger Sub will give prompt notice to the Company, and the Company will give prompt notice to Parent, of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be reasonably likely to cause (a) any representation
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

or warranty contained in this Agreement to be untrue or inaccurate at any time from the date of this Agreement to the Effective Time, such that the conditions set forth in Section 6.2(a) or 6.3(a), as the case may be, would not be satisfied as a result thereof, or (b) any material failure of Parent and Merger Sub or the Company, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement such that the conditions set forth in Section 6.2(b) or 6.3(b), as the case may be, would not be satisfied as a result. Notwithstanding the above, the delivery of any notice pursuant to this section will not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

     5.10 Reasonable Efforts and Further Assurances. Subject to the respective rights and obligations of Parent and the Company under this Agreement, each of the parties to this Agreement will use all reasonable efforts to effectuate the Merger as expeditiously as practicable and the other transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement. Each of Parent, Merger Sub and the Company will take all reasonable steps as may be necessary to defend any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court of other Governmental Entity vacated or reversed. Each party hereto, at the reasonable request of another party hereto, will execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of the transactions contemplated hereby.

     5.11  Stock Options; Employee Stock Purchase Plans.

     (a) Stock Options. At the Effective Time, each outstanding option to purchase shares of Company Common Stock (each, a "Company Stock Option") under Company Stock Option Plans, whether or not vested, shall by virtue of the Merger be assumed by Parent. Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for issuance upon exercise of all Company Stock Options assumed in accordance with this Section 5.11. Each Company Stock Option so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions of such options immediately prior to the Effective Time (including, without limitation, any repurchase rights or vesting provisions), except that
(i) each Company Stock Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock, (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Stock Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Stock Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent and (iii) references to the Company in the agreement setting forth the terms of each Company Stock Option shall mean Parent.

     (b) ESPP. At the Effective Time, in accordance with the terms of the Company ESPP, all rights to purchase shares of Company Common Stock under the Company ESPP shall be converted (in accordance with the Exchange Ratio) into rights to purchase shares of Parent Common Stock (with the number of shares rounded down to the nearest whole share and the purchase price as of the offering date for each offering period in effect as of the Effective Time rounded up to the nearest whole cent) and all such converted rights shall be assumed by Parent and the offering periods in effect under the Company ESPP immediately prior to the Effective Time shall be continued in accordance with the terms of the Company ESPP until the end of the offering periods in effect as of the Effective Time. The Company ESPP shall terminate with the exercise of the last assumed right, and no additional purchase rights shall be granted under the Company ESPP following the Effective Time except that references to the Company in the Company ESPP and related documents shall mean Parent (except that the purchase price as of the offering date for a relevant period shall be determined with respect to the fair market value of the

Company's common stock, as adjusted hereby). Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for issuance upon exercise of rights to purchase Shares of Parent Common Stock under the Company ESPP assumed in accordance with this Section
5.11. Parent agrees that from and after the Effective Time, the Company employees may participate in the Parent ESPP, subject to the terms and conditions of the Parent ESPP, and service with the Company shall be treated as service with the Parent for determining eligibility of the Company Employees under the Parent ESPP.

     5.12 Form S-8. Parent agrees to file a registration statement on Form S-8 for the shares of Parent Common Stock issuable with respect to assumed Company Stock Options or the terms of the Company ESPP as soon as is reasonably practicable (and in any event within thirty (30) days) after the Effective Time.

     5.13  Indemnification.

     (a) From and after the Effective Time, the Surviving Corporation will fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and its directors and officers existing prior to the date hereof. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain the provisions with respect to indemnification and elimination of liability for monetary damages set forth in the Certificate of Incorporation and Bylaws of the Company, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, at the Effective Time, were directors, officers, employees or agents of the Company, unless such modification is required by law.

     (b) For a period of six years after the Effective Time, Parent will cause the Surviving Corporation to maintain in effect, to the extent available, directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy on terms comparable to those applicable to the then current directors and officers of Parent; provided, however, that in no event will Parent or the Surviving Corporation be required to expend in excess of $450,000 in an annual premium for such coverage (or such coverage as is available for such annual premium).

     (c) This Section 5.13 will survive the consummation of the Merger at the Effective Time and will be binding on all successors and assigns of the Surviving Corporation.

     5.14 Tax-Free Reorganization. Parent and the Company will each use its commercially reasonable efforts to cause the Merger to be treated as a reorganization within the meaning of Section 368 of the Code. Parent and the Company will each make available to the other party and their respective legal counsel copies of all returns requested by the other party.

     5.15 Nasdaq Qualification. Parent agrees to authorize for trading on Nasdaq the shares of Parent Common Stock issuable, and those required to be reserved for issuance, in connection with the Merger, upon official notice of issuance.

     5.16 Action by Boards of Directors. Prior to the Effective Time, the board of directors of each of Parent and the Company shall comply as applicable with the provisions of the SEC's no-action letter dated January 12, 1999 addressed to Skadden, Arps, Slate, Meagher and Flom LLP relating to Rule 16b of the Exchange Act.

     5.17 The Company Affiliate Agreement. Set forth in Section 5.17 of the Company Schedules is a list of those persons who may be deemed to be, in the Company's reasonable judgment, affiliates of the Company within the meaning of Rule 145 promulgated under the Securities Act (a "Company Affiliate"). The Company will provide Parent with such information and documents as Parent reasonably requests for purposes of reviewing such list. The Company will use its best efforts to deliver or cause to be delivered to Parent as promptly as practicable on or following the date hereof from each Company Affiliate an executed affiliate agreement in substantially the form attached hereto as Exhibit E (the "Company

Affiliate Agreement"), each of which will be in full force and effect as of the Effective Time. Parent will be entitled to place appropriate legends on the certificates evidencing any Parent Common Stock to be received by a Company Affiliate pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, consistent with the terms of the Company Affiliate Agreement.

     5.18 Regulatory Filings; Reasonable Efforts. As soon as may be reasonably practicable, the Company and Parent each shall execute and file, or join in the execution and filing of, any application, notification (including, without limitation, any notification or provision of information, if any, that may be required under the HSR Act) or any other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Entity, whether federal, state, local or foreign, which may be reasonably required, or which the other party hereto may reasonably request, in connection with the consummation of the Merger or any other transactions contemplated by this Agreement. The Company and Parent shall in good faith use their best efforts to as expeditiously as possible obtain, and to cooperate with the other to expeditiously obtain, all such authorizations, approvals and consents. The Company and Parent each shall promptly (a) supply the other with any information which may be required in order to effectuate such filings and (b) supply any additional information which reasonably may be required by the United States Federal Trade Commission (the "FTC"), the Antitrust Division of the United States Department of Justice (the "DOJ") or the competition or merger control authorities of any other jurisdiction and which the parties may reasonably deem appropriate.

     5.19  Board of Directors; Officers.

     (a) At or prior to the Effective Time, each of the Company and Parent agrees to take such action as is necessary to cause the number of directors comprising the full Board of Directors of Parent to be nine persons, including
(i) six of the current members of Parent's Board of Directors (or, if fewer than six of the current members of Parent's Board of Directors are available or willing to serve as a director of Parent after the Effective Time, such replacement directors as may be nominated by the remaining members of Parent's Board of Directors in accordance with the Bylaws of Parent) (the "Parent Designees") and (ii) three of the Company's current directors nominated by the Company (or, if fewer than three of the current members of the Company's Board of Directors are available or willing to serve as a director of Parent after the Effective Time, such replacement directors as may be nominated by the remaining directors of the Company) (the "Company Designees").

     (b) From and after the Effective Time, and until successors are duly elected or appointed and qualified in accordance with applicable law, the following persons (the "Parent Officers") shall hold the titles indicated at Parent and shall serve at the pleasure of the Board of Directors of Parent:

Chief Executive Officer..............  T. H. Tan
Chief Operating Officer..............  Ronald J. Buschur
Chief Technical Officer..............  Michael A. Russak
Chief Financial Officer..............  Edward Siegler

                                   ARTICLE VI

                            CONDITIONS TO THE MERGER

     6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a) Stockholder Approval. This Agreement shall have been adopted by the requisite vote under applicable law by the stockholders of the Company, and the issuance of shares of Parent Common Stock by virtue of the Merger shall have been duly approved by the requisite vote under Delaware law, the Parent Charter Documents and the rules of the National Association of Securities Dealers, Inc. by the stockholders of Parent.

          (b) Registration Statement Effective; Proxy Statement. The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement shall have been initiated or threatened in writing by the SEC.

          (c) No Order; HSR Act. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger. All waiting periods, if any, under the HSR Act relating to the transactions contemplated hereby will have expired or terminated early.

          (d) Tax Opinions. Parent and the Company shall each have received substantially identical written opinions from their counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, and Cooley Godward LLP, respectively, in form and substance reasonably satisfactory to them, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, and such opinions shall not have been withdrawn; provided, however, that if the counsel to either Parent or the Company does not render such opinion or renders but withdraws such opinion, this condition shall nonetheless be deemed to be satisfied with respect to such party if counsel to the other party renders and does not withdraw such opinion to such party. The parties to this Agreement agree to make reasonable representations as requested by such counsel for the purpose of rendering such opinions.

          (e) Nasdaq Qualification. The shares of Parent Common Stock issuable to stockholders of the Company pursuant to this Agreement and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for trading on the Nasdaq upon official notice of issuance.

     6.2 Additional Conditions to Obligations of the Company. The obligation of the Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

          (a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall have been true and correct in all material respects as of the date of this Agreement, except where the failure to be so true and correct would not, in the aggregate, have a Material Adverse Effect on Parent. In addition, the representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct in all material respects on and as of the Effective Time except for changes contemplated by this Agreement and except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such particular date), with the same force and effect as if made on and as of the Effective Time, except in such cases (other than the representations in Sections 3.2 and 3.3) where the failure to be so true and correct would not, in the aggregate, have a Material Adverse Effect on Parent. The Company shall have received a certificate with respect to the foregoing signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent; and

          (b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time, and the Company shall have received a certificate to such effect signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent.

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

          (c) Bank Consent. Prior to August 15, 2000, Parent shall have (a) entered into amendments to the Credit Agreements (as described below) such that Parent is not, at the time of entering into such amendments, in default under the Credit Agreements, and (b) obtained all necessary approvals of the Merger and the transactions contemplated hereby from the lenders party to each of the following credit agreements: (i) the Amended and Restated Credit Agreement dated as of June 20, 1997 with Fleet National Bank as agent, (ii) the Credit Agreement dated as of October 7, 1996 with the Dai Ichi Kangyo Bank, Limited, (iii) the Credit Agreement dated as of December 15, 1995 with The Industrial Bank of Japan, Limited, San Francisco Agency ("IBJ") as agent, and (iv) the Credit Agreement dated as of February 7, 1997 with IBJ as agent (the agreements described in clauses (i) through (iv) are, collectively, the "Credit Agreements"), as the Credit Agreements may be amended, modified or restructured prior to or as of the Closing Date (the "Bank Consents").

     6.3 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by
Parent:

          (a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall have been true and correct in all material respects as of the date of this Agreement, except where the failure to be so true and correct would not, in the aggregate, have a Material Adverse Effect on the Company. In addition, the representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects on and as of the Effective Time except for changes contemplated by this Agreement and except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such particular date), with the same force and effect as if made on and as of the Effective Time, except in such cases (other than the representations in Sections 2.2 and 2.3) where the failure to be so true and correct would not, in the aggregate, have a Material Adverse Effect on the Company. Parent shall have received a certificate with respect to the foregoing signed on behalf of the Company by the President and the Chief Financial Officer of the Company; and

          (b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and the Parent shall have received a certificate to such effect signed on behalf of the Company by the President and the Chief Financial Officer of the Company.

                                  ARTICLE VII

                       TERMINATION, AMENDMENT AND WAIVER

     7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time of the Merger, whether before or after approval of the Merger by the stockholders of the Company or the approval of the issuance of Parent Common Stock in connection with the Merger by the stockholders of Parent:

          (a) by mutual written consent duly authorized by the Boards of Directors of Parent and the Company;

          (b) by either the Company or Parent if the Merger shall not have been consummated by 5:00 p.m. Pacific Time, on October 31, 2000 (the "Initial End Date"); provided, that if at the Initial End Date the only condition to the obligation of the parties to effect the Merger that shall not then be satisfied or waived is that described in the second sentence of Section 6.1(c), then such date shall be automatically extended to December 31, 2000; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act

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     has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

          (c) by either the Company or Parent if a Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree or ruling is final and nonappealable;

          (d) by either the Company or Parent if the required approvals of the stockholders of the Company or the stockholders of Parent contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote upon a vote taken at the Company Stockholders' Meeting or the Parent Stockholders' Meeting, respectively, duly convened therefor or at any adjournment thereof; provided, however, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to any party where the failure to obtain stockholder approval of such party shall have been caused by the action or failure to act of such party in breach of this Agreement;

          (e) by the Company, upon (i) a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in Parent's representations and warranties or breach by Parent is curable by Parent through the exercise of its commercially reasonable efforts, then the Company may not terminate this Agreement under this Section 7.1(e) for thirty (30) days after delivery of written notice from the Company to Parent of such breach, provided Parent continues to exercise commercially reasonable efforts to cure such breach (it being understood that the Company may not terminate this Agreement pursuant to this paragraph (e) if such breach by Parent is cured) or (ii) if the conditions set forth in Section 6.2(c) have not been met prior to August 15, 2000;

          (f) by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in the Company's representations and warranties or breach by the Company is curable by the Company through the exercise of its commercially reasonable efforts, then Parent may not terminate this Agreement under this Section 7.1(f) for thirty (30) days after delivery of written notice from Parent to the Company of such breach, provided the Company continues to exercise commercially reasonable efforts to cure such breach (it being understood that Parent may not terminate this Agreement pursuant to this paragraph (f) if such breach by the Company is cured);

          (g) by the Company if a Company Triggering Event (as defined below) shall have occurred; or

          (h) by Parent if a Parent Triggering Event (as defined below) shall have occurred.

          For the purposes of this Agreement, a "Company Triggering Event" shall be deemed to have occurred if: (i) the Board of Directors of Parent or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to the Company its recommendation in favor of the adoption of this Agreement; (ii) Parent shall have failed to include in the Proxy Statement the recommendation of the Board of Directors of Parent in favor of the issuance of shares of Parent Common Stock in connection with the Merger; (iii) Board of Directors of Parent fails to reaffirm its recommendation in favor of the issuance of shares of Parent Common Stock in connection with the Merger within ten (10) business days after the Company requests in writing that such recommendation be reaffirmed at any time following the announcement of a Parent Acquisition

     Offer; (iv) the Board of Directors of Parent or any committee thereof shall have approved or recommended any Parent Acquisition Offer; (v) Parent shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Parent Acquisition Offer;
     (vi) a tender or exchange offer relating to securities of Parent constituting an Acquisition Proposal shall have been commenced by a person unaffiliated with the Company and Parent shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that Parent recommends rejection of such tender or exchange offer; or (vii) Parent shall have breached in any material respect the provisions of Section 5.4(b) of this Agreement. For purposes of this Agreement, "Parent Acquisition Offer" shall mean any offer or proposal (other than an offer or proposal by the Company) relating to any transaction or series of related transactions other than the transactions contemplated by this Agreement involving: (A) any acquisition or purchase from Parent by any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 50% interest in the total outstanding voting securities of Parent or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 50% or more of the total outstanding voting securities of Parent or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving Parent pursuant to which the stockholders of Parent immediately preceding such transaction hold less than 50% of the equity interests in the surviving or resulting entity of such transaction or (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of all or substantially all of the assets of Parent.

          (i) For the purposes of this Agreement, a "Parent Triggering Event" shall be deemed to have occurred if: (i) the Board of Directors of the Company or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Parent its recommendation in favor of adoption of this Agreement; (ii) the Company shall have failed to include in the Proxy Statement the recommendation of the Board of Directors of the Company in favor of adoption of the Agreement; (iii) Board of Directors of the Company fails to reaffirm its recommendation in favor of adoption of the Agreement within ten (10) business days after Parent requests in writing that such recommendation be reaffirmed at any time following the announcement of a Company Acquisition Proposal; (iv) the Board of Directors of the Company or any committee thereof shall have approved or recommended any the Company Acquisition Offer; (v) the Company shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Company Acquisition Offer; (vi) a tender or exchange offer relating to securities of the Company constituting an Acquisition Proposal shall have been commenced by a person unaffiliated with Parent and the Company shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that the Company recommends rejection of such tender or exchange offer; or
     (vii) the Company shall have breached in any material respect the provisions of Section 5.4(a) of this Agreement. For purposes of this Agreement, "Company Acquisition Offer" shall mean any offer or proposal (other than an offer or proposal by Parent) relating to any transaction or series of related transactions other than the transactions contemplated by this Agreement involving: (A) any acquisition or purchase from the Company by any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 50% interest in the total outstanding voting securities of the Company or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 50% or more of the total outstanding voting securities of the Company or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 50% of the equity interests in the surviving or resulting entity of such transaction; (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of all or substantially all of the assets of the Company.

     7.2 Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (i) as set forth in this Section 7.2, Section 7.3 and Article 8 (General Provisions), each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any willful breach of this Agreement.

     7.3  Fees and Expenses.

     (a) General. Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that Parent and the Company shall share equally all fees and expenses, other than attorneys' and accountants' fees and expenses, incurred (i) in relation to the printing and filing of the Proxy Statement (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto or (ii) for the pre-merger notification and report forms under the HSR Act.

     (b) Company Payments.

          (i) the Company shall pay to Parent in immediately available funds, within two (2) business days after demand by Parent, an amount equal to $5,000,000 (the "Company Termination Fee") if this Agreement is terminated by Parent pursuant to Section 7.1(h).

          (ii) the Company shall pay Parent in immediately available funds, within two (2) business days after demand by Parent, an amount equal to the Company Termination Fee, if this Agreement is terminated by Parent or the Company, as applicable, pursuant to Section 7.1(b) or Section 7.1(d) as a result of the Company's failure to obtain the required approvals of the stockholders of the Company and any of the following shall occur:

             (1) if following the date hereof and prior to the termination of this Agreement, a third party has publicly announced (and not publicly and irrevocably withdrawn) a Company Acquisition Offer and within the Applicable Period (as defined below) a Company Acquisition (as defined below) is consummated; or

             (2) if following the date hereof and prior to the termination of this Agreement, a third party has publicly announced (and not publicly and irrevocably withdrawn) a Company Acquisition Offer and within the Applicable Period the Company enters into an agreement or letter of intent providing for a Company Acquisition.

          (iii) the Company acknowledges that the agreements contained in this
     Section 7.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails to pay in a timely manner the amounts due pursuant to this Section 7.3(b) and, in order to obtain such payment, Parent commences a lawsuit that results in a judgment against the Company for the amounts set forth in this Section 7.3(b), the Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys' fees and expenses) in connection with such lawsuit, together with interest on the amounts set forth in this Section 7.3(b) at the prime rate of The Chase Manhattan Bank in effect on the date such payment was required to be made. Payment of the fees described in this
     Section 7.3(b) shall not be in lieu of damages incurred in the event of breach of this Agreement. For the purposes of this Agreement, "Company Acquisition" shall mean any of the following transactions (other than the transactions contemplated by this Agreement): (i) a merger, consolidation, business combination, recapitalization, or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 50% of the aggregate equity interests in the surviving or resulting entity of or Parent Company involved in such transaction, (ii) a sale or other disposition by the Company of all or substantially all of its assets or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by the Company), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of the Company.

     (c) Parent Payments.

          (i) Parent shall pay to the Company in immediately available funds, within two (2) business days after demand by the Company, an amount equal to $5,000,000 (the "Parent Termination Fee") if this Agreement is terminated by the Company pursuant to Section 7.1(g).

          (ii) Parent shall pay the Company in immediately available funds, within two (2) business days after demand by the Company, an amount equal to the Parent Termination Fee, if this Agreement is terminated by the Company or Parent, as applicable, pursuant to Section 7.1(b) or Section 7.1(d) as a result of Parent's failure to obtain the required approvals of the stockholders of Parent and any of the following shall occur:

             (1) if following the date hereof and prior to the termination of this Agreement, a third party has publicly announced (and not publicly and irrevocably withdrawn) a Parent Acquisition Offer and within the Applicable Period a Parent Acquisition (as defined below) is consummated; or

             (2) if following the date hereof and prior to the termination of this Agreement, a third party has publicly announced (and not publicly and irrevocably withdrawn) a Parent Acquisition Offer, and within the Applicable Period Parent enters into an agreement or letter of intent providing for a Parent Acquisition.

          (iii) Parent acknowledges that the agreements contained in this
     Section 7.3(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company would not enter into this Agreement; accordingly, if Parent fails to pay in a timely manner the amounts due pursuant to this Section 7.3(c) and, in order to obtain such payment, the Company commences a lawsuit that results in a judgment against Parent for the amounts set forth in this Section 7.3(c), Parent shall pay to the Company its reasonable costs and expenses (including reasonable attorneys' fees and expenses) in connection with such lawsuit, together with interest on the amounts set forth in this Section 7.3(c) at the prime rate of The Chase Manhattan Bank in effect on the date such payment was required to be made. Payment of the fees described in this
     Section 7.3(c) shall not be in lieu of damages incurred in the event of breach of this Agreement. For the purposes of this Agreement, "Parent Acquisition" shall mean any of the following transactions (other than the transactions contemplated by this Agreement): (i) a merger, consolidation, business combination, recapitalization, or similar transaction involving Parent pursuant to which the stockholders of Parent immediately preceding such transaction hold less than 50% of the aggregate equity interests in the surviving or resulting entity of or Parent Company involved in such transaction, (ii) a sale or other disposition by Parent all or substantially all or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by Parent), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of Parent.

     (d) Applicable Period. For the purposes of this Agreement, "Applicable Period" shall mean (i) the 12-month period following the termination of this Agreement if the party with whom the Company (in the case of Section 7.3(b)) or Parent (in the case of Section 7.3(c)) consummates a Company Acquisition or Parent Acquisition, respectively, or enters into an agreement or letter of intent providing for a Company Acquisition or Parent Acquisition, respectively, or an affiliate thereof, has publicly announced and not publicly and irrevocably withdrawn a Company Acquisition Offer or Parent Acquisition Offer, respectively, following the date hereof and prior to the termination of this Agreement or (ii) the 6-month period following the termination of this Agreement.

     7.4 Amendment. Subject to applicable law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of the parties hereto.

     7.5 Extension; Waiver. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

                                  ARTICLE VIII

                               GENERAL PROVISIONS

     8.1 Non-Survival of Representations and Warranties. The representations, warranties and pre-closing covenants of the Company, Parent and Merger Sub contained in this Agreement or in any certificate or instrument delivered pursuant hereto shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall survive the Effective Time.

     8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given on the day of delivery, if delivered personally or on the second business day after delivery if delivered by commercial delivery service, or sent via facsimile (receipt confirmed), to the parties at the following addresses or facsimile numbers (or at such other address or facsimile numbers for a party as shall be specified by like notice):

     (a) if to Parent or Merger Sub, to:

         Komag, Incorporated
         1710 Automation Parkway
         San Jose, CA 95131
         Attention: Chief Executive Officer
         Fax No.: (408) 944-9540

         with copies to:

         Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road
         Palo Alto, California 94304-1050
         Attention: Alan Austin, Esq. / Kathleen B. Bloch, Esq.
         Fax No.: (650) 461-5375
         and to:

         Wilson Sonsini Goodrich & Rosati, Professional Corporation One Market Street
         Spear Street Tower, Suite 1600
         San Francisco, California 94105
         Attention: Steve L. Camahort, Esq.
         Fax No.: (415) 947-2099

     (b) if to the Company, to:

         HMT Technology Corp.
         1055 Page Avenue
         Freemont, CA 94538
         Attention: Chief Executive Officer
         Fax No.: (510) 623-9570

         with a copy to:

         Cooley Godward LLP
         3000 El Camino Real
         Palo Alto, CA 94306
         Attention: James C. Kitch, Esq.
         Fax No.: (650) 849-7004

     8.3  Interpretation; Knowledge.

     (a) When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. The words "Include," "Includes" and "Including" when used herein shall be deemed in each case to be followed by the words "Without Limitation." The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to "The Business of" an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity.

     (b) For purposes of this Agreement, the term "Knowledge" means, with respect to any matter in question, that the executive officers of the Company or Parent, as the case may be, have actual knowledge of such matter.

     (c) For purposes of this Agreement, the term "Material Adverse Effect" when used in connection with an entity means any change, event, violation, inaccuracy, circumstance, condition or effect which has had a material adverse effect on the business, financial condition or results of operations of such entity and its subsidiaries taken as a whole; provided, however, that in no event shall any of the following constitute a Material Adverse Effect or be taken into account in determining whether a Material Adverse Effect has occurred: (i) a change in the trading prices of either of Parent's or Company's equity securities between the date hereof and the Effective Time, in and of itself; (ii) a failure of Parent or Company to meet the publicly available forecast financial information prepared by equity research analysts between the date hereof and the Effective Time; (iii) changes, events, violations, inaccuracies, circumstances, conditions or effects generally affecting the industry in which either Parent or Company operate or arising from changes in general business or economic conditions in the United States or in any jurisdiction in which Parent or Company transacts business; (iv) changes, events, violations, inaccuracies, circumstances, conditions or effects resulting from the announcement or pendency of this Agreement or of any of the transactions contemplated by this Agreement (including, without limitation, any delays in customer orders or reductions in sales so resulting); and (v) changes that result directly from the unreasonable delay or withholding of consent by the other party to actions otherwise prohibited by Section 4.1.

     8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

     8.5 Entire Agreement. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Schedules and the Parent Schedules (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement; and (b) are not intended to confer upon any other person any rights or remedies hereunder, except as set forth herein.

     8.6 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

     8.7 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys' fees and all other reasonable costs and expenses incurred in such action or suit.

     8.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

     8.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

     8.10 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the of the parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

     8.11 WAIVER OF JURY TRIAL. EACH OF PARENT, THE COMPANY AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, THE COMPANY OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

     IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed by their duly authorized respective officers, as of the date first written above.

                                          KOMAG, INCORPORATED

                                          By: /s/ THIAN H. TAN
                                            ------------------------------------

                                          Name: Thian H. Tan
                                          Title: President and Chief Executive
                                                 Officer

                                          HMT TECHNOLOGY CORP.

                                          By: /s/ RONALD J. BUSCHUR
                                            ------------------------------------

                                          Name: Ronald J. Buschur
                                          Title: President and Chief Operating
                                                 Officer

                                          KHM, Inc.

                                          By: /s/ EDWARD H. SIEGLER
                                            ------------------------------------

                                          Name: Edward H. Siegler
                                          Title: Vice President

                        ****REORGANIZATION AGREEMENT****

                                                                       EXHIBIT A

                         PARENT STOCK OPTION AGREEMENT

     THIS PARENT STOCK OPTION AGREEMENT (this "Agreement") is made and entered into as of April 26, 2000, among HMT Technology Corp., a Delaware corporation (the "Company"), and Komag, Incorporated, a Delaware corporation ("Parent"). Capitalized terms used but not otherwise defined herein will have the meanings ascribed to them in the Merger Agreement (as defined below).

                                    RECITALS

     A. The Company, Merger Sub (as defined below) and Parent have entered into an Agreement and Plan of Reorganization (the "Merger Agreement") which provides for the merger (the "Merger") of a wholly owned subsidiary of Parent ("Merger Sub") with and into the Company. Pursuant to the Merger, all outstanding capital stock of the Company will be converted into Common Stock of Parent.

     B. As a condition to Parent's willingness to enter into the Merger Agreement, Parent has requested that the Company agree, and the Company has so agreed, to grant to Parent an option to acquire shares of the Company's Common Stock, par value $.01 per share (the "Company Shares"), upon the terms and subject to the conditions set forth herein.

     NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements set forth herein and in the Merger Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

     1. Grant of Option. Parent hereby grants to the Company an irrevocable option (the "Option") to acquire up to 13,144,754 Parent Shares (the "Option Shares"), in the manner set forth below by paying cash at a price of $3.0313 per share (the "Exercise Price").

     2. Exercise of Option; Maximum Proceeds.

     (a) The Option may be exercised by the Company in whole or in part, at any time or from time to time (i) if the Merger Agreement is terminated pursuant to 7.1(g) thereof or (ii) immediately prior to the occurrence of any event causing the Parent Termination Fee to become payable pursuant to Section 7.3(c)(ii) thereof (any of the events being referred to herein as an "Exercise Event"). In the event the Company wishes to exercise the Option, the Company will deliver to Parent a written notice (each an "Exercise Notice") specifying the total number of Option Shares it wishes to acquire. Each closing of a purchase of Option Shares (a "Closing") will occur on a date and at a time prior to the termination of the Option designated by the Company in an Exercise Notice delivered at least two (2) business days prior to the date of such Closing, which Closing will be held at the principal offices of Parent.

     (b) The Option will terminate upon the earliest of (i) the Effective Time,
(ii) twelve (12) months following the date on which the Merger Agreement is terminated pursuant to Section 7.1(b) or 7.1(d) thereof, if no event causing the Termination Fee to become payable pursuant to Section 7.3(c)(ii) of the Merger Agreement has occurred, (iii) six (6) months following the date on which the Merger Agreement is terminated pursuant to Section 7.1(h) thereof, (iv) in the event the Merger Agreement has been terminated pursuant to Section 7.1(b) or 7.1(d) thereof and the Termination Fee became payable pursuant to Section 7.3(c)(ii) thereof, six (6) months after payment of the Termination Fee; and (v) the date on which the Merger Agreement is otherwise terminated; provided, however, that if the Option cannot be exercised by reason of any applicable government order, judgment or decree or because the waiting period related to the issuance of the Option Shares under the HSR Act will not have expired or been terminated, then the Option will not terminate until the tenth (10th) business day after such impediment to exercise will have been removed or will have become final and not subject to appeal.

     3. Conditions to Closing. The obligation of Parent to issue Option Shares to the Company hereunder is subject to the conditions that (A) any waiting period under the HSR Act applicable to the issuance of the Option Shares hereunder will have expired or been terminated; (B) all material consents, approvals, orders or authorizations of, or registrations, declarations or filings with, any Federal, state or local administrative agency or commission or other Federal state or local governmental authority or instrumentality, if any, required in connection with the issuance of the Option Shares hereunder will have been obtained or made, as the case may be; and (C) no preliminary or permanent injunction or other order by any court of competent jurisdiction prohibiting or otherwise restraining such issuance will be in effect. It is understood and agreed that at any time during which the Option is exercisable, the parties will use their respective commercially reasonable best efforts to satisfy all conditions to Closing, so that a Closing may take place as promptly as practicable.

     4. Closing. At any Closing, (A) Parent will deliver to the Company a single certificate in definitive form representing the number of Parent Shares designated by Company in its Exercise Notice, such certificate to be registered in the name of the Company and to bear the legend set forth in Section 11 hereof, against delivery of (B) payment by the Company to Parent of the aggregate purchase price for the Parent Shares so designated and being purchased by delivery of a certified check or bank check.

     5. Representations and Warranties.

     (a) By the Parent. Parent represents and warrants to the Company that (A) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder; (B) the execution and delivery of this Agreement by Parent and consummation by Parent of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement or any of the transactions contemplated hereby; (C) this Agreement has been duly executed and delivered by Parent and constitutes a legal, valid and binding obligation of Parent and, assuming this Agreement constitutes a legal, valid and binding obligation of the Company, is enforceable against Parent in accordance with its terms; (D) except for any filings required under the HSR Act, Parent has taken all necessary corporate and other action to authorize and reserve for issuance and to permit it to issue upon exercise of the Option, and at all times from the date hereof until the termination of the Option will have reserved for issuance, a sufficient number of unissued Parent Shares for the Company to exercise the Option in full and will take all necessary corporate or other action to authorize and reserve for issuance all additional Parent Shares or other securities which may be issuable pursuant to Section 8(a) upon exercise of the Option, all of which, upon their issuance and delivery in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable; (E) upon delivery of the Parent Shares and any other securities to the Company upon exercise of the Option, the Company will acquire such Parent Shares or other securities free and clear of all material claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever, excluding those imposed by the Company; (F) the execution and delivery of this Agreement by Parent do not, and the performance of this Agreement by Parent will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws or equivalent organizational documents of Parent or any of its subsidiaries, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Parent or any of its subsidiaries or by which its or any of their respective properties is bound or affected or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Parent's or any of its subsidiaries' rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Parent or any of its subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or its or any of their respective properties are bound or affected; and (G) the execution and delivery of this Agreement by Parent does not, and the performance of this Agreement by Parent will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Entity except pursuant to the HSR Act.

     (b) By Parent. The Option and any Option Shares which Parent may hereafter acquire are being acquired by Parent for its own account, for investment and not with a view to the distribution or resale thereof, except in compliance with the Securities Act of 1933, as amended, and applicable state securities and blue sky laws. Parent has sufficient knowledge and experience in investing in securities similar to the Option and to the Option Shares so as to be able to evaluate the risks and merits of any investment in the Option and in the Option Shares and is able financially to bear the risks thereof, including a complete loss of its investment.

     6. The Company Put. At the request of and upon notice by the Company (the "Put Notice"), at any time during the period during which the Option is exercisable pursuant to Section 2 (the "Purchase Period"), Parent (or any successor entity thereof) will purchase from the Company the Option, to the extent not previously exercised, at the price set forth in subparagraph (i) below (as limited by Section 10, below), and the Option Shares, if any, acquired by the Company pursuant thereto, at the price set forth in subparagraph (ii) below (as limited by Section 10, below):

          (i) The amount, if any, by which the "Market/Tender Offer Price" for the Parent Shares as of the date the Company gives notice of its intent to exercise its rights under this Section 6(a) exceeds the Exercise Price, multiplied by the number of Parent Shares purchasable pursuant to the Option. "Market/Tender Offer Price" shall mean the highest of: (i) the highest purchase price per share paid after the date of this Agreement and on or prior to the delivery of the Put Notice pursuant to any tender or exchange offer made for shares of Company Common Stock, (ii) the highest price per share paid or to be paid by any Person for shares of Company Common Stock pursuant to any agreement contemplating a merger or other business combination transaction involving the Company that was entered into after the date of this Agreement and on or prior to the delivery of the Put Notice or (iii) the average of the highest bid prices per share of Company Common Stock as quoted on the Nasdaq National Market (or if Company share of Company Common Stock as quoted on the Nasdaq National Market (or if Company Common Stock is not quoted on the Nasdaq National Market, the highest bid price per share of Company Common Stock as quoted on any other market comprising a part of the Nasdaq Stock Market or, if the shares of Company Common Stock are not quoted thereon, on the principal trading market (as defined in Regulation M under the Exchange Act) on which such shares are traded as reported by a recognized source) during the 20-day period ending on the date of delivery of the Put Notice. For purposes of determining the highest price offered pursuant to any Parent Acquisition Proposal which involves consideration other than cash, the value of such consideration will be equal to the higher of (x) if securities of the same class of the proponent as such consideration are traded on any national securities exchange or by any registered securities association, a value based on the closing sale price or asked price for such securities on their principal trading market on such date and (y) the value ascribed to such consideration by the proponent of such Parent Acquisition Proposal, or if no such value is ascribed, a value determined in good faith by the Board of Directors of Parent.

          (ii) The Exercise Price paid by the Company for Parent Shares acquired pursuant to the Option plus the amount by which the Market/Tender Offer Price exceeds the Exercise Price multiplied by the number of Parent Shares so purchased.

     7. Payment and Redelivery of Option or Shares. In the event the Company exercises its rights under Section 6, Parent will, within five (5) business days after the Company delivers notice pursuant to Section 6, pay the required amount to the Company in immediately available funds and the Company will surrender to Parent the Option and the certificates evidencing the Parent Shares purchased by the Company pursuant thereto.

     8. Registration Rights.

     (a) Following the termination of the Merger Agreement and until such time as all Option Shares issued to Parent may be sold pursuant to Rule 144(d) of the Securities Act of 1933 (the "Registration Period"), the Company (sometimes referred to herein as the "Holder") may by written notice (a "Registration Notice") to Parent (the "Registrant") request the Registrant to register under the Securities Act all or any part of the shares acquired by the Holder pursuant to this Agreement (such shares requested to be registered, the "Registrable Securities") in order to permit the sale or other disposition of any or all shares of the Registrable Securities that have been acquired by or are issuable to Holder upon exercise of the Option in accordance with the intended method of sale or other disposition stated by Holder, including a "shelf" registration statement under Rule 415 under the Securities Act or any successor provision. Holder agrees to cause, and to cause any underwriters of any sale or other disposition to cause, any sale or other disposition pursuant to such registration statement to be effected on a widely distributed basis so that upon consummation thereof no purchaser or transferee will own beneficially more than 5.0% of the then-outstanding voting power of Registrant. Upon a request for registration, the Registrant will have the option exercisable by written notice delivered to the Holder within ten (10) business days after the receipt of the Registration Notice, irrevocably to agree to purchase all or any part of the Registrable Securities for cash at a price (the "Option Price") equal to the product of (i) the number of Registrable Securities so purchased and (ii) the per share average of the closing sale prices of the Registrant's Common Stock on Nasdaq for the ten (10) trading days immediately preceding the date of the Registration Notice. Any such purchase of Registrable Securities by the Registrant hereunder will take place at a closing to be held at the principal executive offices of the Registrant or its counsel at any reasonable date and time designated by the Registrant in such notice within ten (10) business days after delivery of such notice. The payment for the shares to be purchased will be made by delivery at the time of such closing of the Option Price in immediately available funds.

     (b) The Registrant will use all reasonable efforts to effect, as promptly as practicable, the registration under the Securities Act of the unpurchased Registrable Securities requested to be registered in the Registration Notice and to keep such registration statement effective for such period not in excess of 120 calendar days from the day such registration statement first becomes effective as may be reasonably necessary to effect such sale or other disposition; provided, however, that the Holder will not be entitled to more than an aggregate of two (2) effective registration statements hereunder. The obligations of Registrant hereunder to file a registration statement and to maintain its effectiveness may be suspended for up to 90 calendar days in the aggregate if the Board of Directors of Registrant shall have determined that the filing of such registration statement or the maintenance of its effectiveness would require premature disclosure of material nonpublic information that would materially and adversely affect Registrant or otherwise interfere with or adversely affect any pending or proposed offering of securities of Registrant or any other material transaction involving Registrant. The Registrant will use all reasonable efforts to cause any Registrable Securities registered pursuant to this Section 8 to be qualified for sale under the securities or blue sky laws of such jurisdictions as the Holder may reasonably request and will continue such registration or qualification in effect in such jurisdictions; provided, however, that the Registrant will not be required to qualify to do business in, or consent to general service of process in, any jurisdiction by reason of this provision. If during the Registration Period, Registrant effects a registration under the Securities Act of Parent Common Stock for its own account or for any other stockholders of Registrant (other than on Form S-4 or Form S-8, or any successor form), it will, in addition to the Registrant's other obligations under this Section 8, allow Holder the right to participate in such registration by selling its Registrable Securities; provided that the Holder participates in the underwriting; provided, however, that if the managing underwriter of such offering advises the Registrant in writing that in its opinion the number of shares of Company Stock requested to be included therein by Holder pro rata (based on the number of shares intended to be included therein) with the shares intended to be included therein by Persons other than the Registrant. In connection with any offering, sale and delivery of Company Common Stock pursuant to a registration effected pursuant to this Section 8, the Registrant and the Holder shall provide each other and each underwriter of the offering with customary representations, warranties and covenants, including covenants of indemnification and contribution.

     (c) The registration rights set forth in this Section 8 are subject to the condition that the Holder will provide the Registrant with such information with respect to the Holder's Registrable Securities, the plan for distribution thereof, and such other information with respect to the Holder as, in the reasonable judgment of counsel for the Registrant, is necessary to enable the Registrant to include in a registration statement all facts required to be disclosed with respect to a registration thereunder.

     (d) A registration effected under this Section 8 will be effected at the Registrant's expense, except for underwriting discounts and commissions and the fees and expenses of counsel to the Holder, and the Registrant will provide to the underwriters such documentation (including certificates, opinions of counsel and "comfort" letters from auditors) as are customary in connection with underwritten public offerings and as such underwriters may reasonably require. In connection with any registration, the Holder and the Registrant agree to enter into an underwriting agreement reasonably acceptable to each such party, in form and substance customary for transactions of this type with the underwriters participating in such offering.

     (e) Indemnification.

          (i) The Registrant will indemnify the Holder, each of its directors and officers and each person who controls the Holder within the meaning of
     Section 15 of the Securities Act, and each underwriter of the Registrant's securities, with respect to any registration, qualification or compliance which has been effected pursuant to this Agreement, against all expenses, claims, losses, damages or liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, offering circular or other document, or any amendment or supplement thereto, incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, or any violation by the Registrant of any rule or regulation promulgated under the Securities Act applicable to the Registrant in connection with any such registration, qualification or compliance, and the Registrant will reimburse the Holder and, each of its directors and officers and each person who controls the Holder within the meaning of Section 15 of the Securities Act, and each underwriter for any legal and any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action; provided, that the Registrant will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission or alleged untrue statement or omission, made in reliance upon and in conformity with written information furnished to the Registrant by such Holder or director or officer or controlling person or underwriter seeking indemnification.

          (ii) The Holder will indemnify the Registrant, each of its directors and officers and each underwriter of the Registrant's securities covered by such registration statement and each person who controls the Registrant within the meaning of Section 15 of the Securities Act, against all expenses, claims, losses, damages and liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Holder of any rule or regulation promulgated under the Securities Act applicable to the Holder in connection with any such registration, qualification or compliance, and will reimburse the Registrant, such directors, officers or control persons or underwriters for any legal or any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with written information furnished to the Registrant by the Holder for use therein; provided, that in no event will any indemnity under this Section 8(e) exceed the net proceeds of the offering received by the Holder.

          (iii) Each party entitled to indemnification under this Section 8(e) (the "Indemnified Party") will give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and will permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided, that counsel for the Indemnifying Party, who will conduct the defense of such claim or litigation, will be approved by the Indemnified Party (whose approval will not unreasonably be withheld), and the Indemnified Party may participate in such defense at such party's expense; provided, however, that the Indemnifying Party will pay such expense if representation of the Indemnified Party by counsel retained by the Indemnifying Party would be inappropriate due to actual or potential differing interests between the Indemnified Party and any other party represented by such counsel in such proceeding, and provided further, however, that the failure of any Indemnified Party to give notice as provided herein will not relieve the Indemnifying Party of its obligations under this Section 8(e) unless the failure to give such notice is materially prejudicial to an Indemnifying Party's ability to defend such action. No Indemnifying Party, in the defense of any such claim or litigation will, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. No Indemnifying Party will be required to indemnify any Indemnified Party with respect to any settlement entered into without such Indemnifying Party's prior consent (which will not be unreasonably withheld).

     9. Adjustment Upon Changes in Capitalization.

     (a) In the event of any change in the Parent Shares by reason of stock dividends, stock splits, reverse stock splits, mergers (other than the Merger), recapitalizations, combinations, exchanges of shares and the like, the type and number of shares or securities subject to the Option, and the Exercise Price will be adjusted appropriately, and proper provision will be made in the agreements governing such transaction so that the Company will receive, upon exercise of the Option, the number and class of shares or other securities or property that the Company would have received in respect of the Parent Shares if the Option had been exercised immediately prior to such event or the record date therefor, as applicable.

     (b) Without limiting the parties' relative rights and obligations under the Merger Agreement, if the number of outstanding shares of Parent Common Stock increases or decreases after the date of this Agreement (other than pursuant to an event described in Section 9(a)), the number of shares of Parent Common Stock subject to the Option (including those Option Shares which may have already been exercised) will be adjusted so that it equals 19.99% of the number of shares of Parent Common Stock then issued and outstanding, without giving effect to any Option Shares.

     10. Profit Limitation.

     (a) Notwithstanding any other provision in this Agreement or the Reorganization Agreement, in no event shall Parent's Total Profit (as defined below) exceed $6,000,000 (the "Maximum Profit") and, if Parent's Total Profit otherwise would exceed the Maximum Profit, Parent, at its sole discretion, shall either (i) reduce the number of Option Shares subject to the Option, (ii) deliver to the Company for cancellation Option Shares (or other securities into which such Option Shares are converted or exchanged) previously purchased by Parent, (iii) pay cash to the Company, or (iv) any combination of the foregoing, so that Parent's actually realized Total Profit shall not exceed the Maximum Profit after taking into account the foregoing actions.

     (b) For purposes of this Agreement, "Total Profit" shall mean: (i) the aggregate amount (before taxes) of (A) any excess of (x) the net cash amounts or fair market value of any property received by Parent pursuant to a sale of Option Shares (or securities into which such shares are converted or exchanged) over (y) the Parent's aggregate purchase price for such Option Shares (or other securities), plus (B) any amounts received by Parent pursuant to the repurchase of the Option by the Company pursuant to Section 6, plus (C) any termination fee paid in cash by the Company and received by Parent pursuant to the Reorganization Agreement, minus (ii) the amounts of any cash previously paid by Parent to the Company pursuant to this Section 10 plus the value of the Option Shares (or other securities) previously delivered by Parent to the Company for cancellation pursuant to this Section 10.

     (c) For purposes of Section 10(a) and clause (ii) of Section 10(b), the value of any Option Shares delivered by Parent to the Company shall be the Market/Tender Offer Price of such Option Shares.

     11. Restrictive Legends. Each certificate representing Option Shares issued to the Company hereunder will include a legend in substantially the following form:

     THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE REOFFERED OR SOLD ONLY IF SO REGISTERED OR IF AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. SUCH SECURITIES ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS SET FORTH IN THE STOCK OPTION AGREEMENT DATED AS OF APRIL 25, 2000, A COPY OF WHICH MAY BE OBTAINED FROM THE ISSUER.

     It is understood and agreed that (i) the reference to restrictions arising under the Securities Act in the above legend will be removed by delivery of substitute certificate(s) without such reference if such Option Shares have been registered pursuant to the Securities Act, such Option Shares have been sold in reliance on and in accordance with Rule 144 under the Securities Act or Holder has delivered to Registrant a copy of a letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to Registrant and its counsel, to the effect that such legend is not required for purposes of the Securities Act and (ii) the reference to restrictions pursuant to this Agreement in the above legend will be removed by delivery of substitute certificate(s) without such reference if the Option Shares evidenced by certificate(s) containing such reference have been sold or transferred in compliance with the provisions of this Agreement under circumstances that do not require the retention of such reference.

     12. Listing and HSR Filing. Parent, upon the request of the Company, will promptly file an application to list the Parent Shares to be acquired upon exercise of the Option for quotation on Nasdaq and will use its best efforts to obtain approval of such listing as soon as practicable. Promptly after the date hereof, each of the parties hereto will promptly file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice all required premerger notification and report forms and other documents and exhibits required to be filed under the HSR Act to permit the acquisition of the Parent Shares subject to the Option at the earliest possible date.

     13. Binding Effect. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Nothing contained in this Agreement, express or implied, is intended to confer upon any person other than the parties hereto and their respective successors and permitted assigns any rights or remedies of any nature whatsoever by reason of this Agreement. Any shares sold by a party in compliance with the provisions of Section 8 will, upon consummation of such sale, be free of the restrictions imposed with respect to such shares by this Agreement and any transferee of such shares will not be entitled to the rights of such party. Certificates representing shares sold in a registered public offering pursuant to Section 8 will not be required to bear the legend set forth in Section 11.

     14. Specific Performance. The parties hereto recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party hereto agrees that in addition to other remedies the other party hereto will be entitled to an injunction restraining any violation or threatened violation of the provisions of this Agreement or the right to enforce any of the covenants or agreements set forth herein by specific performance. In the event that any action will be brought in equity to enforce the provisions of the Agreement, neither party hereto will allege, and each party hereto hereby waives the defense, that there is an adequate remedy at law.

     15. Entire Agreement. This Agreement and the Merger Agreement (including the appendices thereto) constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof.

     16. Further Assurances. Each party hereto will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby.

     17. Validity. The invalidity or unenforceability of any provision of this Agreement will not affect the validity or enforceability of the other provisions of this Agreement, which will remain in full force and effect. In the event any Governmental Entity of competent jurisdiction holds any provision of this Agreement to be null, void or unenforceable, the parties hereto will negotiate in good faith and will execute and deliver an amendment to this Agreement in order, as nearly as possible, to effectuate, to the extent permitted by law, the intent of the parties hereto with respect to such provision.

     18. Notices. All notices and other communications hereunder will be in writing and will be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as will be specified by like notice):

     (a) if to the Company, to:

         HMT Technology Corp.
         1055 Page Avenue
         Fremont, CA 94538
         Attention: Chief Financial Officer
         Facsimile: (510) 623-9570

         with a copy to:

         Cooley Godward LLP
         3000 El Camino Real
         Palo Alto, CA 94306
         Attention: James C. Kitch, Esq.
         Facsimile: (650) 849-7004

     (b) if to Parent, to:

         Komag, Incorporated
         1710 Automation Parkway
         San Jose, CA 95131
         Attention: Chief Executive Officer
         Facsimile: (408) 944-9540
         with copies to:

         Wilson, Sonsini, Goodrich & Rosati
         Professional Corporation
         650 Page Mill Road
         Palo Alto, California 94304-1050
         Attention: Alan K. Austin, Esq./Kathleen B. Bloch, Esq.
         Facsimile: (650) 461-5375
         and to:

         Wilson Sonsini Goodrich & Rosati
         Professional Corporation
         One Market Street
         Spear Street Tower, Suite 1600
         San Francisco, California 94105
         Attention: Steve L. Camahort, Esq.
         Facsimile: (415) 947-2099

     19. Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within such State.

     20. Expenses. Except as otherwise expressly provided herein or in the Merger Agreement, all costs and expenses incurred in connection with the transactions contemplated by this Agreement will be paid by the party incurring such expenses.

     21. Attorney's Fees. In any action at law or suit in equity to enforce this Option Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorney's fees and all other reasonable costs and expenses incurred in such action or suit.

     22. Amendments; Waiver. This Agreement may be amended by the parties hereto and the terms and conditions hereof may be waived only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.

     23. Assignment. Neither of the parties hereto may sell, transfer, assign or otherwise dispose of any of its rights or obligations under this Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that the rights and obligations hereunder will inure to the benefit of and be binding upon any successor of a party hereto.

     24. Counterparts. This Agreement may be executed in counterparts, each of which will be deemed to be an original, but both of which, taken together, will constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

                                          HMT TECHNOLOGY CORP.

                                          By:
                                          --------------------------------------

                                          Name:
                                          --------------------------------------

                                          Title:
                                          --------------------------------------

                                          KOMAG, INCORPORATED

                                          By:
                                          --------------------------------------

                                          Name:
                                          --------------------------------------

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               [SIGNATURE PAGE TO PARENT STOCK OPTION AGREEMENT]
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                                                                       EXHIBIT B

                         COMPANY STOCK OPTION AGREEMENT

     THIS COMPANY STOCK OPTION AGREEMENT (this "Agreement") is made and entered into as of April 26, 2000, among Komag, Incorporated, a Delaware corporation ("Parent"), and HMT Technology Corp., a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein will have the meanings ascribed to them in the Merger Agreement (as defined below).

                                    RECITALS

     A. The Company, Merger Sub (as defined below) and Parent have entered into an Agreement and Plan of Reorganization (the "Merger Agreement") which provides for the merger (the "Merger") of a wholly owned subsidiary of Parent ("Merger Sub") with and into the Company. Pursuant to the Merger, all outstanding capital stock of the Company will be converted into Common Stock of Parent.

     B. As a condition to Parent's willingness to enter into the Merger Agreement, Parent has requested that the Company agree, and the Company has so agreed, to grant to Parent an option to acquire shares of the Company's Common Stock, par value $.001 per share (the "Company Shares"), upon the terms and subject to the conditions set forth herein.

     NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements set forth herein and in the Merger Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

     1. Grant of Option. The Company hereby grants to Parent an irrevocable option (the "Option") to acquire up to 9,193,051 Company Shares (the "Option Shares"), in the manner set forth below by paying cash at a price of $2.7566 per share (the "Exercise Price").

     2. Exercise of Option; Maximum Proceeds.

          (a) The Option may be exercised by Parent, in whole or in part, at any time or from time to time (i) if the Merger Agreement is terminated pursuant to 7.1(h) thereof or (ii) immediately prior to the occurrence of any event causing the Company Termination Fee to become payable pursuant to
     Section 7.3(b)(ii) thereof (any of the events being referred to herein as an "Exercise Event"). In the event Parent wishes to exercise the Option, Parent will deliver to the Company a written notice (each an "Exercise Notice") specifying the total number of Option Shares it wishes to acquire. Each closing of a purchase of Option Shares (a "Closing") will occur on a date and at a time prior to the termination of the Option designated by Parent in an Exercise Notice delivered at least two (2) business days prior to the date of such Closing, which Closing will be held at the principal offices of the Company.

          (b) The Option will terminate upon the earliest of (i) the Effective Time, (ii) twelve (12) months following the date on which the Merger Agreement is terminated pursuant to Section 7.1(b) or 7.1(d) thereof, if no event causing the Termination Fee to become payable pursuant to Section 7.3(b)(ii) of the Merger Agreement has occurred, (iii) six (6) months following the date on which the Merger Agreement is terminated pursuant to
     Section 7.1(h) thereof, (iv) in the event the Merger Agreement has been terminated pursuant to Section 7.1(b) or 7.1(d) thereof and the Termination Fee became payable pursuant to Section 7.3(b)(ii) thereof, six (6) months after payment of the Termination Fee; and (v) the date on which the Merger Agreement is otherwise terminated; provided, however, that if the Option cannot be exercised by reason of any applicable government order, judgment or decree or because the waiting period related to the issuance of the Option Shares under the HSR Act will not have expired or been terminated, then the Option will not

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     terminate until the tenth (10th) business day after such impediment to exercise will have been removed or will have become final and not subject to appeal.

     3. Conditions to Closing. The obligation of the Company to issue Option Shares to Parent hereunder is subject to the conditions that (A) any waiting period under the HSR Act applicable to the issuance of the Option Shares hereunder will have expired or been terminated; (B) all material consents, approvals, orders or authorizations of, or registrations, declarations or filings with, any Federal, state or local administrative agency or commission or other Federal state or local governmental authority or instrumentality, if any, required in connection with the issuance of the Option Shares hereunder will have been obtained or made, as the case may be; and (C) no preliminary or permanent injunction or other order by any court of competent jurisdiction prohibiting or otherwise restraining such issuance will be in effect. It is understood and agreed that at any time during which the Option is exercisable, the parties will use their respective commercially reasonable efforts to satisfy all conditions to Closing, so that a Closing may take place as promptly as practicable.

     4. Closing. At any Closing, (A) the Company will deliver to Parent a single certificate in definitive form representing the number of Company Shares designated by Parent in its Exercise Notice, such certificate to be registered in the name of Parent and to bear the legend set forth in Section 11 hereof, against delivery of (B) payment by Parent to the Company of the aggregate purchase price for the Company Shares so designated and being purchased by delivery of a certified check or bank check.

     5. Representations and Warranties.

     (a) By the Company. The Company represents and warrants to Parent that (A) the Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder; (B) the execution and delivery of this Agreement by the Company and consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or any of the transactions contemplated hereby; (C) this Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company and, assuming this Agreement constitutes a legal, valid and binding obligation of Parent, is enforceable against the Company in accordance with its terms; (D) except for any filings required under the HSR Act, the Company has taken all necessary corporate and other action to authorize and reserve for issuance and to permit it to issue upon exercise of the Option, and at all times from the date hereof until the termination of the Option will have reserved for issuance, a sufficient number of unissued Company Shares for Parent to exercise the Option in full and will take all necessary corporate or other action to authorize and reserve for issuance all additional Company Shares or other securities which may be issuable pursuant to Section 8(a) upon exercise of the Option, all of which, upon their issuance and delivery in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable; (E) upon delivery of the Company Shares and any other securities to Parent upon exercise of the Option, Parent will acquire such Company Shares or other securities free and clear of all material claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever, excluding those imposed by Parent; (F) the execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws or equivalent organizational documents of the Company or any of its subsidiaries, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which its or any of their respective properties is bound or affected or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company's or any of its subsidiaries' rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of the Company or any of its subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation

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to which the Company or any of its subsidiaries is a party or by which the
Company or any of its subsidiaries or its or any of their respective properties are bound or affected; and (G) the execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Entity except pursuant to the HSR Act.

     (b) By Parent. The Option and any Option Shares which Parent may hereafter acquire are being acquired by Parent for its own account, for investment and not with a view to the distribution or resale thereof, except in compliance with the Securities Act of 1933, as amended, and applicable state securities and blue sky laws. Parent has sufficient knowledge and experience in investing in securities similar to the Option and to the Option Shares so as to be able to evaluate the risks and merits of any investment in the Option and in the Option Shares and is able financially to bear the risks thereof, including a complete loss of its investment.

     6. Parent Put. At the request of and upon notice by Parent (the "Put Notice"), at any time during the period during which the Option is exercisable pursuant to Section 2 (the "Purchase Period"), the Company (or any successor entity thereof) will purchase from Parent the Option, to the extent not previously exercised, at the price set forth in subparagraph (i) below (as limited by Section 10, below), and the Option Shares, if any, acquired by Parent pursuant thereto, at the price set forth in subparagraph (ii) below (as limited by Section 10, below):

          (i) The amount, if any, by which the "Market/Tender Offer Price" for the Company Shares as of the date Parent gives notice of its intent to exercise its rights under this Section 6(a) exceeds the Exercise Price, multiplied by the number of Company Shares purchasable pursuant to the Option. "Market/Tender Offer Price" shall mean the highest of: (i) the highest purchase price per share paid after the date of this Agreement and on or prior to the delivery of the Put Notice pursuant to any tender or exchange offer made for shares of Company Common Stock, (ii) the highest price per share paid or to be paid by any Person for shares of Company Common Stock pursuant to any agreement contemplating a merger or other business combination transaction involving the Company that was entered into after the date of this Agreement and on or prior to the delivery of the Put Notice or (iii) the average of the highest bid prices per share of Company Common Stock as quoted on the Nasdaq National Market (or if Company Common Stock is not quoted on the Nasdaq National Market, the highest bid price per share of Company Common Stock as quoted on any other market comprising a part of the Nasdaq Stock Market or, if the shares of Company Common Stock are not quoted thereon, on the principal trading market (as defined in Regulation M under the Exchange Act) on which such shares are traded as reported by a recognized source) during the 20-day period ending on the date of delivery of the Put Notice. For purposes of determining the highest price offered pursuant to any Company Acquisition Proposal which involves consideration other than cash, the value of such consideration will be equal to the higher of (x) if securities of the same class of the proponent as such consideration are traded on any national securities exchange or by any registered securities association, a value based on the closing sale price or asked price for such securities on their principal trading market on such date and (y) the value ascribed to such consideration by the proponent of such Company Acquisition Proposal, or if no such value is ascribed, a value determined in good faith by the Board of Directors of the Company.

          (ii) The Exercise Price paid by Parent for the Company Shares acquired pursuant to the Option plus the amount by which the Market/Tender Offer Price exceeds the Exercise Price multiplied by the number of Company Shares so purchased.

     7. Payment and Redelivery of Option or Shares. In the event Parent exercises its rights under Section 6, the Company will, within five (5) business days after Parent delivers notice pursuant to Section 6, pay the required amount to Parent in immediately available funds and Parent will surrender to the Company the Option and the certificates evidencing the Company Shares purchased by Parent pursuant thereto.

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     8. Registration Rights.

     (a) Following the termination of the Merger Agreement and until such time as all Option Shares issued to Parent may be sold pursuant to Rule 144(k) of the Securities Act of 1933 (the "Registration Period"), Parent (sometimes referred to herein as the "Holder") may by written notice (a "Registration Notice") to the Company (the "Registrant") request the Registrant to register under the Securities Act all or any part of the shares acquired by the Holder pursuant to this Agreement (such shares requested to be registered, the "Registrable Securities") in order to permit the sale or other disposition of any or all shares of the Registrable Securities that have been acquired by or are issuable to Holder upon exercise of the Option in accordance with the intended method of sale or other disposition stated by Holder, including a "shelf" registration statement under Rule 415 under the Securities Act or any successor provision. Holder agrees to cause, and to cause any underwriters of any sale or other disposition to cause, any sale or other disposition pursuant to such registration statement to be effected on a widely distributed basis so that upon consummation thereof no purchaser or transferee will own beneficially more than 5.0% of the then-outstanding voting power of Registrant. Upon a request for registration, the Registrant will have the option exercisable by written notice delivered to the Holder within ten (10) business days after the receipt of the Registration Notice, irrevocably to agree to purchase all or any part of the Registrable Securities for cash at a price (the "Option Price" equal to the product of (i) the number of Registrable Securities so purchased and (ii) the per share average of the closing sale prices of the Registrant's Common Stock on Nasdaq for the ten (10) trading days immediately preceding the date of the Registration Notice. Any such purchase of Registrable Securities by the Registrant hereunder will take place at a closing to be held at the principal executive offices of the Registrant or its counsel at any reasonable date and time designated by the Registrant in such notice within ten (10) business days after delivery of such notice. The payment for the shares to be purchased will be made by delivery at the time of such closing of the Option Price in immediately available funds.

     (b) The Registrant will use all reasonable efforts to effect, as promptly as practicable, the registration under the Securities Act of the unpurchased Registrable Securities requested to be registered in the Registration Notice and to keep such registration statement effective for such period not in excess of 120 calendar days from the day such registration statement first becomes effective as may be reasonably necessary to effect such sale or other disposition; provided, however, that the Holder will not be entitled to more than an aggregate of two (2) effective registration statements hereunder. The obligations of Registrant hereunder to file a registration statement and to maintain its effectiveness may be suspended for up to 90 calendar days in the aggregate if the Board of Directors of Registrant shall have determined that the filing of such registration statement or the maintenance of its effectiveness would require premature disclosure of material nonpublic information that would materially and adversely affect Registrant or otherwise interfere with or adversely affect any pending or proposed offering of securities of Registrant or any other material transaction involving Registrant. The Registrant will use all reasonable efforts to cause any Registrable Securities registered pursuant to this Section 8 to be qualified for sale under the securities or blue sky laws of such jurisdictions as the Holder may reasonably request and will continue such registration or qualification in effect in such jurisdictions; provided, however, that the Registrant will not be required to qualify to do business in, or consent to general service of process in, any jurisdiction by reason of this provision. If during the Registration Period, Registrant effects a registration under the Securities Act of the Company Common Stock for its own account or for any other stockholders of Registrant (other than on Form S-4 or Form S-8, or any successor form), it will, in addition to the Registrant's other obligations under this Section 8, allow Holder the right to participate in such registration by selling its Registrable Securities; provided that the Holder participates in the underwriting; provided, however, that, if the managing underwriter of such offering advises the Registrant in writing that in its opinion the number of shares of Company Stock requested to be included therein by Holder pro rata (based on the number of shares intended to be included therein) with the shares intended to be included therein by Persons other than the Registrant. In connection with any offering, sale and delivery of Company Common Stock pursuant to a registration effected pursuant to this Section 8, the Registrant and the Holder shall provide

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each other and each underwriter of the offering with customary representations, warranties and covenants, including covenants of indemnification and contribution.

     (c) The registration rights set forth in this Section 8 are subject to the condition that the Holder will provide the Registrant with such information with respect to the Holder's Registrable Securities, the plan for distribution thereof, and such other information with respect to the Holder as, in the reasonable judgment of counsel for the Registrant, is necessary to enable the Registrant to include in a registration statement all facts required to be disclosed with respect to a registration thereunder.

     (d) A registration effected under this Section 8 will be effected at the Registrant's expense, except for underwriting discounts and commissions and the fees and expenses of counsel to the Holder, and the Registrant will provide to the underwriters such documentation (including certificates, opinions of counsel and "comfort" letters from auditors) as are customary in connection with underwritten public offerings and as such underwriters may reasonably require. In connection with any registration, the Holder and the Registrant agree to enter into an underwriting agreement reasonably acceptable to each such party, in form and substance customary for transactions of this type with the underwriters participating in such offering.

     (e) Indemnification.

          (i) The Registrant will indemnify the Holder, each of its directors and officers and each person who controls the Holder within the meaning of
     Section 15 of the Securities Act, and each underwriter of the Registrant's securities, with respect to any registration, qualification or compliance which has been effected pursuant to this Agreement, against all expenses, claims, losses, damages or liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, offering circular or other document, or any amendment or supplement thereto, incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, or any violation by the Registrant of any rule or regulation promulgated under the Securities Act applicable to the Registrant in connection with any such registration, qualification or compliance, and the Registrant will reimburse the Holder and, each of its directors and officers and each person who controls the Holder within the meaning of Section 15 of the Securities Act, and each underwriter for any legal and any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action; provided, that the Registrant will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission or alleged untrue statement or omission, made in reliance upon and in conformity with written information furnished to the Registrant by such Holder or director or officer or controlling person or underwriter seeking indemnification.

          (ii) The Holder will indemnify the Registrant, each of its directors and officers and each underwriter of the Registrant's securities covered by such registration statement and each person who controls the Registrant within the meaning of Section 15 of the Securities Act, against all expenses, claims, losses, damages and liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Holder of any rule or regulation promulgated under the Securities Act applicable to the Holder in connection with any such registration, qualification or compliance, and will reimburse the Registrant, such directors, officers or control persons or underwriters for any legal or any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, in each case to the extent, but

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     only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with written information furnished to the Registrant by the Holder for use therein; provided, that in no event will any indemnity under this Section 8(e) exceed the net proceeds of the offering received by the Holder.

          (iii) Each party entitled to indemnification under this Section 8(e) (the "Indemnified Party") will give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and will permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided, that counsel for the Indemnifying Party, who will conduct the defense of such claim or litigation, will be approved by the Indemnified Party (whose approval will not unreasonably be withheld), and the Indemnified Party may participate in such defense at such party's expense; provided, however, that the Indemnifying Party will pay such expense if representation of the Indemnified Party by counsel retained by the Indemnifying Party would be inappropriate due to actual or potential differing interests between the Indemnified Party and any other party represented by such counsel in such proceeding, and provided further, however, that the failure of any Indemnified Party to give notice as provided herein will not relieve the Indemnifying Party of its obligations under this Section 8(e) unless the failure to give such notice is materially prejudicial to an Indemnifying Party's ability to defend such action. No Indemnifying Party, in the defense of any such claim or litigation will, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. No Indemnifying Party will be required to indemnify any Indemnified Party with respect to any settlement entered into without such Indemnifying Party's prior consent (which will not be unreasonably withheld).

     9. Adjustment Upon Changes in Capitalization.

     (a) In the event of any change in the Company Shares by reason of stock dividends, stock splits, reverse stock splits, mergers (other than the Merger), recapitalizations, combinations, exchanges of shares and the like, the type and number of shares or securities subject to the Option and the Exercise Price will be adjusted appropriately, and proper provision will be made in the agreements governing such transaction so that Parent will receive, upon exercise of the Option, the number and class of shares or other securities or property that Parent would have received in respect of the Company Shares if the Option had been exercised immediately prior to such event or the record date therefor, as applicable.

     (b) Without limiting the parties' relative rights and obligations under the Merger Agreement, if the number of outstanding shares of the Company Common Stock increases or decreases after the date of this Agreement (other than pursuant to an event described in Section 9(a)), the number of shares of the Company Common Stock subject to the Option (including those Option Shares which may have already been exercised) will be adjusted so that it equals 19.99% of the number of shares of the Company Common Stock then issued and outstanding, without giving effect to any Option Shares.

     10. Profit Limitation.

     (a) Notwithstanding any other provision in this Agreement or the Reorganization Agreement, in no event shall Parent's Total Profit (as defined below) exceed $6,000,000 (the "Maximum Profit") and, if Parent's Total Profit otherwise would exceed the Maximum Profit, Parent, at its sole discretion, shall either (i) reduce the number of Option Shares subject to the Option, (ii) deliver to the Company for cancellation Option Shares (or other securities into which such Option Shares are converted or exchanged) previously purchased by Parent, (iii) pay cash to the Company, or (iv) any combination of the foregoing, so that Parent's actually realized Total Profit shall not exceed the Maximum Profit after taking into account the foregoing actions.

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     (b) For purposes of this Agreement, "Total Profit" shall mean: (i) the aggregate amount (before taxes) of (A) any excess of (x) the net cash amounts or fair market value of any property received by Parent pursuant to a sale of Option Shares (or securities into which such shares are converted or exchanged) over (y) the Parent's aggregate purchase price for such Option Shares (or other securities), plus (B) any amounts received by Parent pursuant on the repurchase of the Option by the Company pursuant to Section 6, plus (C) any termination fee paid in cash by the Company and received by Parent pursuant to the Reorganization Agreement, minus (ii) the amounts of any cash previously paid by Parent to the Company pursuant to this Section 10 plus the value of the Option Shares (or other securities) previously delivered by Parent to the Company for cancellation pursuant to this Section 10.

     (c) For purposes of Section 10(a) and clause (ii) of Section 10(b), the value of any Option Shares delivered by Parent to the Company shall be the Market/Tender Offer Price of such Option Shares.

     11. Restrictive Legends. Each certificate representing Option Shares issued to Parent hereunder will include a legend in substantially the following form:

     THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE REOFFERED OR SOLD ONLY IF SO REGISTERED OR IF AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. SUCH SECURITIES ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS SET FORTH IN THE STOCK OPTION AGREEMENT DATED AS OF APRIL 25, 2000, A COPY OF WHICH MAY BE OBTAINED FROM THE ISSUER.

     It is understood and agreed that (i) the reference to restrictions arising under the Securities Act in the above legend will be removed by delivery of substitute certificate(s) without such reference if such Option Shares have been registered pursuant to the Securities Act, such Option Shares have been sold in reliance on and in accordance with Rule 144 under the Securities Act or Holder has delivered to Registrant a copy of a letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to Registrant and its counsel, to the effect that such legend is not required for purposes of the Securities Act and (ii) the reference to restrictions pursuant to this Agreement in the above legend will be removed by delivery of substitute certificate(s) without such reference if the Option Shares evidenced by certificate(s) containing such reference have been sold or transferred in compliance with the provisions of this Agreement under circumstances that do not require the retention of such reference.

     12. Listing and HSR Filing. The Company, upon the request of Parent, will promptly file an application to list the Company Shares to be acquired upon exercise of the Option for quotation on Nasdaq and will use its best efforts to obtain approval of such listing as soon as practicable. Promptly after the date hereof, each of the parties hereto will promptly file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice all required premerger notification and report forms and other documents and exhibits required to be filed under the HSR Act to permit the acquisition of the Company Shares subject to the Option at the earliest possible date.

     13. Binding Effect. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Nothing contained in this Agreement, express or implied, is intended to confer upon any person other than the parties hereto and their respective successors and permitted assigns any rights or remedies of any nature whatsoever by reason of this Agreement. Any shares sold by a party in compliance with the provisions of Section 8 will, upon consummation of such sale, be free of the restrictions imposed with respect to such shares by this Agreement and any transferee of such shares will not be entitled to the rights of such party. Certificates representing shares sold in a registered public offering pursuant to Section 8 will not be required to bear the legend set forth in Section 11.

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     14. Specific Performance. The parties hereto recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party hereto agrees that in addition to other remedies the other party hereto will be entitled to an injunction restraining any violation or threatened violation of the provisions of this Agreement or the right to enforce any of the covenants or agreements set forth herein by specific performance. In the event that any action will be brought in equity to enforce the provisions of the Agreement, neither party hereto will allege, and each party hereto hereby waives the defense, that there is an adequate remedy at law.

     15. Entire Agreement. This Agreement and the Merger Agreement (including the appendices thereto) constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof.

     16. Further Assurances. Each party hereto will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby.

     17. Validity. The invalidity or unenforceability of any provision of this Agreement will not affect the validity or enforceability of the other provisions of this Agreement, which will remain in full force and effect. In the event any Governmental Entity of competent jurisdiction holds any provision of this Agreement to be null, void or unenforceable, the parties hereto will negotiate in good faith and will execute and deliver an amendment to this Agreement in order, as nearly as possible, to effectuate, to the extent permitted by law, the intent of the parties hereto with respect to such provision.

     18. Notices. All notices and other communications hereunder will be in writing and will be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as will be specified by like notice):

     (a) if to Parent, to:

         Komag, Incorporated
         1710 Automation Parkway
         San Jose, CA 95131
         Attention: Chief Executive Officer
         Facsimile: (408) 944-9540

         with copies to:

         Wilson, Sonsini, Goodrich & Rosati,
         Professional Corporation
         650 Page Mill Road
         Palo Alto, California 94304-1050
         Attention: Alan K. Austin, Esq./Kathleen B. Bloch, Esq.
         Facsimile: (650) 461-5375
         and to:

         Wilson Sonsini Goodrich & Rosati,
         Professional Corporation
         One Market Street
         Spear Street Tower, Suite 1600
         San Francisco, California 94105
         Attention: Steve L. Camahort, Esq.
         Facsimile: (415) 947-2099

     (b) if to the Company to:

         HMT Technology Corp.
         1055 Page Avenue
         Fremont, CA 94538
         Attention: Peter S. Norris
         Facsimile: (510) 623-9570
         with a copy to:

         Cooley Godward LLP
         3000 El Camino Real
         Palo Alto, CA 94306
         Attention: James C. Kitch, Esq.
         Facsimile: (650) 849-7004

     19. Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within such State.

     20. Expenses. Except as otherwise expressly provided herein or in the Merger Agreement, all costs and expenses incurred in connection with the transactions contemplated by this Agreement will be paid by the party incurring such expenses.

     21. Attorney's Fees. In any action at law or suit in equity to enforce this Option Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorney's fees and all other reasonable costs and expenses incurred in such action or suit.

     22. Amendments; Waiver. This Agreement may be amended by the parties hereto and the terms and conditions hereof may be waived only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.

     23. Assignment. Neither of the parties hereto may sell, transfer, assign or otherwise dispose of any of its rights or obligations under this Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that the rights and obligations hereunder will inure to the benefit of and be binding upon any successor of a party hereto.

     24. Counterparts. This Agreement may be executed in counterparts, each of which will be deemed to be an original, but both of which, taken together, will constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

                                          KOMAG, INCORPORATED

                                          By:

                                          Name:

                                          Title:

                                          HMT TECHNOLOGY CORP.

                                          By:

                                          Name:

                                          Title:

               [SIGNATURE PAGE TO COMPANY STOCK OPTION AGREEMENT]

                                                                       EXHIBIT C

                            PARENT VOTING AGREEMENT

     THIS VOTING AGREEMENT (this "Agreement") is made and entered into as of April 26, 2000, among HMT Technology Corp., a Delaware corporation (the "Company"), and the undersigned stockholder (the "Stockholder") of Komag, Incorporated, a Delaware corporation ("Parent").

                                    RECITALS

     A. Parent, a subsidiary of Parent ("Merger Sub") and the Company have entered into an Agreement and Plan of Reorganization (the "Merger Agreement"), which provides for the merger (the "MERGER") of Merger Sub with and into the Company. Pursuant to the Merger, all outstanding capital stock of the Company shall be converted into the right to receive Parent Common Stock, as set forth in the Merger Agreement (the "Share Issuance").

     B. Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of such number of shares of the outstanding capital stock of Parent and shares subject to outstanding options and warrants as is indicated on the signature page of this Agreement.

     C. In consideration of the execution of the Merger Agreement by the Company, Stockholder (in his or her capacity as such) agrees to vote the Shares (as defined below) and other such shares of capital stock of Parent over which Stockholder has voting power so as to facilitate consummation of the Merger.

     NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

     1. Certain Definitions. Capitalized terms not defined herein shall have the meanings ascribed to them in the Merger Agreement. For purposes of this
Agreement:

          (a) "Expiration Date" shall mean the earlier to occur of (i) such date and time as the Merger Agreement shall have been terminated pursuant to
     Article VII thereof, or (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement.

          (b) "Person" shall mean any (i) individual, (ii) corporation, limited liability company, partnership or other entity, or (iii) governmental authority.

          (c) "Shares" shall mean: (i) all securities of Parent (including all shares of Parent Common Stock and all options, warrants and other rights to acquire shares of Parent Common Stock) owned by Stockholder as of the date of this Agreement; and (ii) all additional securities of Parent (including all additional shares of Parent Common Stock and all additional options, warrants and other rights to acquire shares of Parent Common Stock) of which Stockholder acquires ownership during the period from the date of this Agreement through the Expiration Date.

          (d) "Transfer." A Person shall be deemed to have effected a "Transfer" of a security if such person directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security; or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein.

     2. Transfer of Shares.

     (a) Transferee of Shares to be Bound by this Agreement. Stockholder agrees that, during the period from the date of this Agreement through the Expiration Date, Stockholder shall not cause or permit any Transfer of any of the Shares to be effected unless each Person to which any of such Shares, or any interest in any of such Shares, is or may be transferred shall have: (a) executed a counterpart of this Agreement and a proxy in the form attached hereto as Exhibit A (with such modifications as the Company may reasonably request); and (b) agreed in writing to hold such Shares (or interest in such Shares) subject to all of the terms and provisions of this Agreement.

     (b) Transfer of Voting Rights. Stockholder agrees that, during the period from the date of this Agreement through the Expiration Date, Stockholder shall not deposit (or permit the deposit of) any Shares in a voting trust or grant any proxy or enter into any voting agreement or similar agreement in contravention of the obligations of Stockholder under this Agreement with respect to any of the Shares.

     3. Agreement to Vote Shares. At every meeting of the stockholders of Parent called, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of Parent, stockholder (in his or her capacity as such) shall cause the Shares to be voted (to the extent such Shares have voting rights and are entitled to vote thereon) in favor of the Share Issuance. Notwithstanding the foregoing, and notwithstanding any other provision of this Agreement, nothing in this Agreement shall limit or restrict stockholder from acting in stockholder's capacity as a director or officer of Parent (it being understood that this Agreement shall apply to stockholder solely in stockholder's capacity as a stockholder of Parent) or voting in stockholder's sole discretion on any matter other than those matters referred to in the foregoing sentence of this Section 3.

     4. Irrevocable Proxy. Concurrently with the execution of this Agreement, Stockholder agrees to deliver to the Company a proxy in the form attached hereto as Exhibit A (the "Proxy"), which shall be irrevocable to the fullest extent permissible by law, with respect to the Shares.

     5. Representations and Warranties of the Stockholder. Stockholder (i) is the beneficial owner of the shares of Parent Common Stock indicated on the final page of this Agreement, free and clear of any liens, claims, options, rights of first refusal, co-sale rights, charges or other encumbrances; (ii) does not beneficially own any securities of the Parent other than the shares of Parent Common Stock and options and warrants to purchase shares of Common Stock of Parent indicated on the final page of this Agreement; and (iii) has full power and authority to make, enter into and carry out the terms of this Agreement and the Proxy.

     6. Additional Documents. Stockholder (in his or her capacity as such) hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of the Company, to carry out the intent of this Agreement.

     7. Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date.

     8. Miscellaneous.

     (a) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

     (b) Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other.

     (c) Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

     (d) Specific Performance; Injunctive Relief. The parties hereto acknowledge that the Company shall be irreparably harmed and that there shall be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to the Company upon any such violation, the Company shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to the Company at law or in equity.

     (e) Notices. All notices and other communications pursuant to this Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following address (or at such other address for a party as shall be specified by like notice):

     If to the Company:

     HMT Technology Corp.
     1055 Page Avenue
     Fremont, CA 94538
     Facsimile: (510) 623-9570
     Attention: Ronald L. Schauer

     With a copy to:

     Cooley Godward LLP
     3000 El Camino Real
     Palo Alto, CA 94306
     Facsimile: (650) 849-7004
     Attention: James C. Kitch, Esq.

     If to Stockholder:

     To the address for notice set forth on the signature page hereof.

     (f) Governing Law. This Agreement shall be governed by the laws of the State of Delaware, without reference to rules of conflicts of law.

     (g) Entire Agreement. This Agreement and the Proxy contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

     (h) Officers and Directors. To the extent that Stockholder is or becomes (during the term hereof) a director or officer of Parent, he or she makes no agreement or understanding herein in his or her capacity as such director or officer, and nothing herein will limit or affect, or give rise to any liability to Stockholder by virtue of, any actions taken by Stockholder in his or her capacity as an officer or director of Parent in exercising its rights under the Merger Agreement.

     (i) Effect of Headings. The section headings are for convenience only and shall not affect the construction or interpretation of this Agreement.

     (j) Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

[THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the day and year first above written. The undersigned is executing this Agreement only in its capacity as a stockholder. Such signature in no way affects its obligations as an officer or director of Parent.

HMT Technology Corp.                                        STOCKHOLDER

By:                                                         By:
                                                                                  Signature

Name:                                                       Name:

Title:                                                      Title:

                                                            Print Address

                                                            Telephone

                                                            Facsimile No.

                                                            Shares beneficially owned:

                                                            ------------ Parent Common Shares

                                                            ------------ Parent Common Shares issuable upon
                                                            exercise of outstanding options or warrants

                  [SIGNATURE PAGE TO PARENT VOTING AGREEMENT]

                                   EXHIBIT A

                               IRREVOCABLE PROXY

     The undersigned stockholder of Komag, Incorporated, a Delaware corporation ("Parent"), hereby irrevocably (to the fullest extent permitted by law) appoints the directors on the Board of Directors of HMT Technology Corp., a Delaware corporation (the "Company"), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of Parent that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of Parent issued or issuable in respect thereof on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Proxy. The Shares beneficially owned by the undersigned stockholder of Parent as of the date of this Proxy are listed on the final page of this Proxy. Upon the undersigned's execution of this Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

     This Proxy is irrevocable (to the fullest extent permitted by law), is coupled with an interest and is granted pursuant to that certain Parent Voting Agreement of even date herewith by and among the Company and the undersigned stockholder (the "Voting Agreement"), and is granted in consideration of the Company entering into that certain Agreement and Plan and Reorganization (the "Merger Agreement"), by and between Parent, a subsidiary of Parent ("Merger Sub") and the Company. The Merger Agreement provides for the merger of Merger Sub with and into the Company in accordance with its terms (the "Merger"). Pursuant to the Merger, all outstanding capital stock of the Company shall be converted into the right to receive Parent Common Stock, as set forth in the Merger Agreement (the "Share Issuance"). As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article VII thereof or
(ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement.

     The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special or adjourned meeting of stockholders of Parent and in every written consent in lieu of such meeting in favor of the Share Issuance.

     The attorneys and proxies named above may not exercise this Proxy on any other matter except as provided above. The undersigned stockholder may vote the Shares on all other matters.

     Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned. The undersigned is executing this Proxy only in its capacity as a stockholder. Such signature in no way affects its obligations as an officer or director of Parent.

     This Proxy is irrevocable (to the fullest extent permitted by law). This Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated:                     , 2000

                                          Signature of Stockholder:

                                          Print Name of Stockholder:

                                          Shares beneficially owned:

                                               ____________ Parent Common Shares
                                               ____________ Parent Common Shares
                                               issuable upon exercise of
                                               outstanding options or warrants

                     [SIGNATURE PAGE TO IRREVOCABLE PROXY]

                                                                       EXHIBIT D

                            COMPANY VOTING AGREEMENT

     THIS VOTING AGREEMENT (this "Agreement") is made and entered into as of April 26, 2000, among Komag, Incorporated, a Delaware corporation ("Parent"), and the undersigned stockholder (the "Stockholder") of HMT Technology Corp., a Delaware corporation (the "Company").

                                    RECITALS

     A. The Company and Parent have entered into an Agreement and Plan of Reorganization (the "Merger Agreement"), which provides for the merger (the "Merger") of a subsidiary of Parent with and into the Company. Pursuant to the Merger, all outstanding capital stock of the Company shall be converted into the right to receive Parent Common Stock, as set forth in the Merger Agreement.

     B. Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of such number of shares of the outstanding capital stock of the Company and shares subject to outstanding options and warrants as is indicated on the signature page of this Agreement.

     C. In consideration of the execution of the Merger Agreement by Parent, Stockholder (in his or her capacity as such) agrees to vote the Shares (as defined below) and other such shares of capital stock of the Company over which Stockholder has voting power so as to facilitate consummation of the Merger.

     NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

     1. Certain Definitions. Capitalized terms not defined herein shall have the meanings ascribed to them in the Merger Agreement. For purposes of this
Agreement:

          (a) "Expiration Date" shall mean the earlier to occur of (i) such date and time as the Merger Agreement shall have been terminated pursuant to
     Article VII thereof, or (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement.

          (b) "Person" shall mean any (i) individual, (ii) corporation, limited liability company, partnership or other entity, or (iii) governmental authority.

          (c) "Shares" shall mean: (i) all securities of the Company (including all shares of the Company Common Stock and all options, warrants and other rights to acquire shares of the Company Common Stock) owned by Stockholder as of the date of this Agreement; and (ii) all additional securities of the Company (including all additional shares of the Company Common Stock and all additional options, warrants and other rights to acquire shares of the Company Common Stock) of which Stockholder acquires ownership during the period from the date of this Agreement through the Expiration Date.

          (d) "Transfer." A Person shall be deemed to have effected a "Transfer" of a security if such person directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security; or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein.

     2. Transfer of Shares.

     (a) Transferee of Shares to be Bound by this Agreement. Stockholder agrees that, during the period from the date of this Agreement through the Expiration Date, Stockholder shall not cause or permit any Transfer of any of the Shares to be effected unless each Person to which any of such Shares, or any interest in any of such Shares, is or may be transferred shall have: (a) executed a counterpart of this Agreement and a proxy in the form attached hereto as Exhibit A (with such modifications as Parent may reasonably request); and (b) agreed in writing to hold such Shares (or interest in such Shares) subject to all of the terms and provisions of this Agreement.

     (b) Transfer of Voting Rights. Stockholder agrees that, during the period from the date of this Agreement through the Expiration Date, Stockholder shall not deposit (or permit the deposit of) any Shares in a voting trust or grant any proxy or enter into any voting agreement or similar agreement in contravention of the obligations of Stockholder under this Agreement with respect to any of the Shares.

     3. Agreement to Vote Shares. At every meeting of the stockholders of the Company called, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of the Company, Stockholder (in his or her capacity as such) shall cause the Shares to be voted (i) in favor of the Merger, (ii) in favor of the Merger Agreement, as modified or amended from time to time in accordance with its terms and with approval of the Board of Directors of the Company, (iii) in favor of any matter that could reasonably be expected to facilitate the Merger, and (iv) against any matter that could reasonably be expected to prevent the Merger. Notwithstanding the foregoing, and notwithstanding any other provision of this Agreement, nothing in this Agreement shall limit or restrict stockholder from acting in stockholder's capacity as a director or officer of Parent (it being understood that this Agreement shall apply to stockholder solely in stockholder's capacity as a stockholder of Parent) or voting in stockholder's sole discretion on any matter other than those matters referred to in the foregoing clauses (i) - (iv) of this Section 3.

     4. Irrevocable Proxy. Concurrently with the execution of this Agreement, Stockholder agrees to deliver to Parent a proxy in the form attached hereto as Exhibit A (the "Proxy"), which shall be irrevocable to the fullest extent permissible by law, with respect to the Shares.

     5. Representations and Warranties of the Stockholder. Stockholder (i) is the beneficial owner of the shares of the Company Common Stock and options and warrants to purchase Company Common Stock indicated on the final page of this Agreement, free and clear of any liens, claims, options, rights of first refusal, co-sale rights, charges or other encumbrances; (ii) does not beneficially own any securities of the Company other than the shares of the Company Common Stock and options and warrants to purchase shares of Common Stock of the Company indicated on the final page of this Agreement; and (iii) has full power and authority to make, enter into and carry out the terms of this Agreement and the Proxy.

     6. Additional Documents. Stockholder (in his or her capacity as such) hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Parent, to carry out the intent of this Agreement.

     7. Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date.

     8. Miscellaneous.

     (a) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

     (b) Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other.

     (c) Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

     (d) Specific Performance; Injunctive Relief. The parties hereto acknowledge that Parent shall be irreparably harmed and that there shall be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity.

     (e) Notices. All notices and other communications pursuant to this Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following address (or at such other address for a party as shall be specified by like notice):

    If to Parent:

    Komag, Incorporated
    1704 Automation Parkway
    San Jose, California 95131
    Attention: Chief Financial Officer
    Facsimile: (408) 946-1126

    With copies to:

    Wilson Sonsini Goodrich & Rosati,
    Professional Corporation
    650 Page Mill Road
    Palo Alto, California 94304-1050
    Facsimile: (650) 461-5375
    Attention: Alan K. Austin, Esq.

    and to:

    Wilson Sonsini Goodrich & Rosati,
    Professional Corporation
    One Market Street
    Spear Street Tower
    San Francisco, California 94105
    Facsimile: (415) 947-2099
    Attention: Steve L. Camahort, Esq.

    If to Stockholder:

    To the address for notice set forth on the signature page hereof.

     (f) Governing Law. This Agreement shall be governed by the laws of the State of Delaware, without reference to rules of conflicts of law.

     (g) Entire Agreement. This Agreement and the Proxy contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

     (h) Officers and Directors. To the extent that Stockholder is or becomes (during the term hereof) a director or officer of the Company, he or she makes no agreement or understanding herein in his or her capacity as such director or officer, and nothing herein will limit or affect, or give rise to any liability to

Stockholder by virtue of, any actions taken by Stockholder in his or her capacity as an officer or director of the Company in exercising its rights under the Merger Agreement.

     (i) Effect of Headings. The section headings are for convenience only and shall not affect the construction or interpretation of this Agreement.

     (j) Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

         [THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the day and year first above written. The undersigned is executing this Agreement only in its capacity as a stockholder. Such signature in no way affects its obligations as an officer or director of the Company.

Komag, Incorporated                                    STOCKHOLDER
By: -------------------------------------------------  By: -------------------------------------------------
                                                                             Signature
Name: ----------------------------------------------   Name (Print): -------------------------------------
Title:                                                 Title:
-----------------------------------------------        -----------------------------------------------
                                                       -----------------------------------------------------
                                                       -----------------------------------------------------
                                                       Print Address
                                                       -----------------------------------------------------
                                                       Telephone
                                                       -----------------------------------------------------
                                                       >Facsimile No.
                                                       Shares beneficially owned:

                                                       ____________ shares of the Company Common Stock
                                                       ____________ shares of the Company Common Stock
                                                       issuable upon exercise of outstanding options or
                                                                    warrants

                  [SIGNATURE PAGE TO COMPANY VOTING AGREEMENT]

                                   EXHIBIT A

                               IRREVOCABLE PROXY

     The undersigned stockholder of HMT Technology Corp., a Delaware corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by law) appoints the directors on the Board of Directors of Komag, Incorporated, a Delaware corporation ("Parent") and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of the Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Proxy. The Shares beneficially owned by the undersigned stockholder of the Company as of the date of this Proxy are listed on the final page of this Proxy. Upon the undersigned's execution of this Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

     This Proxy is irrevocable (to the fullest extent permitted by law), is coupled with an interest and is granted pursuant to that certain Company Voting Agreement of even date herewith by and among Parent and the undersigned stockholder (the "Voting Agreement"), and is granted in consideration of Parent entering into that certain Agreement and Plan of Merger (the "Merger Agreement"), by and between Parent, a subsidiary of Parent ("Merger Sub") and the Company. The Merger Agreement provides for the merger of Merger Sub with and into the Company in accordance with its terms (the "Merger"). As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to
Article VII thereof or (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement.

     The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special or adjourned meeting of stockholders of the Company and in every written consent in lieu of such meeting (i) in favor of the Merger, (ii) in favor of the Merger Agreement, as modified or amended form time to time in accordance with its terms and with approval of the Board of Directors of the Company, (iii) in favor of any matter that could reasonably be expected to facilitate the Merger, and (iv) against any matter that could reasonably be expected to prevent the Merger.

     The attorneys and proxies named above may not exercise this Proxy on any other matter except as provided above. The undersigned stockholder may vote the Shares on all other matters.

     Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned. The undersigned is executing this Proxy only in its capacity as a stockholder. Such signature in no way affects its obligations as an officer or director of the Company.

     This Proxy is irrevocable (to the fullest extent permitted by law). This Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated: April 26, 2000
                                          Signature of Stockholder:

                                          Print Name of Stockholder:

                                          Shares beneficially owned:

                                                    shares of the Company Common
                                          Stock

                                                    shares of the Company Common
                                          Stock issuable upon exercise of
                                          outstanding options or warrants

                     [SIGNATURE PAGE TO IRREVOCABLE PROXY]

                                                                       EXHIBIT E

                      FORM OF COMPANY AFFILIATE AGREEMENT

     THIS COMPANY AFFILIATE AGREEMENT (this "Agreement") is made and entered into as of April 26, 2000, by and between Komag, Incorporated, a corporation organized under the laws of the State of Delaware ("Parent"), and the undersigned stockholder who may be deemed an affiliate ("Affiliate") of HMT Technology Corp., a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement (as defined below).

                                    RECITALS

     A. The Company, Merger Sub (as defined below) and Parent have entered into an Agreement and Plan of Reorganization (the "Merger Agreement") which provides for the merger (the "Merger") of a wholly owned subsidiary of Parent ("Merger Sub") with and into the Company. Pursuant to the Merger, all outstanding capital stock of the Company (the "Company Capital Stock") shall be converted into the right to receive Common Stock of Parent (the "Parent Common Stock").

     B. Affiliate has been advised that Affiliate may be deemed to be an "affiliate" of the Company, as the term "affiliate" is used for purposes of Rule 145 of the Rules and Regulations of the Securities and Exchange Commission and of Opinion 16 of the Accounting Principles Board.

     C. The execution and delivery of this Agreement by Affiliate is a material inducement to Parent to enter into the Merger Agreement.

     NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

     1. Acknowledgments by Affiliate. Affiliate acknowledges and understands that the representations, warranties and covenants by Affiliate set forth herein shall be relied upon by Parent, the Company and their respective affiliates, counsel and accounting firms, and that substantial losses and damages may be incurred by these persons if Affiliate's representations, warranties or covenants are breached. Affiliate has carefully read this Agreement and the Merger Agreement and has discussed the requirements of this Agreement with Affiliate's professional advisors, who are qualified to advise Affiliate with regard to such matters.

     2. Beneficial Ownership of the Company Capital Stock. The Affiliate is the sole record and beneficial owner of the number of shares of the Company Capital Stock set forth next to its name on the signature page hereto (the "Shares"). The Shares are not subject to any claim, lien, pledge, charge, security interest or other encumbrance or to any rights of first refusal of any kind. There are no options, warrants, calls, rights, commitments or agreements of any character, written or oral, to which the Affiliate is party or by which it is bound obligating the Affiliate to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Shares or obligating the Affiliate to grant or enter into any such option, warrant, call, right, commitment or agreement. The Affiliate has the sole right to transfer such Shares. The Shares constitute all shares of the Company Capital Stock owned, beneficially or of record, by the Affiliate. The Shares are not subject to preemptive rights created by any agreement to which the Affiliate is party. The Affiliate has not engaged in any sale or other transfer of the Shares in contemplation of the Merger. All shares of the Company Capital Stock and Parent Common Stock acquired by Affiliate subsequent to the date hereof (including shares of Parent Common Stock acquired in the Merger) shall be subject to the provisions of this Agreement as if held by Affiliate as of the date hereof.

     3. Compliance with Rule 145 and the Securities Act.

     (a) Affiliate has been advised that (i) the issuance of shares of Parent Common Stock in connection with the Merger is expected to be effected pursuant to a registration statement on Form S-4 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and the resale of such shares shall be subject to restrictions set forth in Rule 145 under the Securities Act, and (ii) Affiliate may be deemed to be an affiliate of the Company. Affiliate accordingly agrees not to sell, transfer or otherwise dispose of any Parent Common Stock issued to Affiliate in the Merger unless (i) such sale, transfer or other disposition is made in conformity with the requirements of Rule 145(d) promulgated under the Securities Act, or (ii) such sale, transfer or other disposition is made pursuant to an effective registration statement under the Securities Act or an appropriate exemption from registration, or (iii) Affiliate delivers to Parent a written opinion of counsel, reasonably acceptable to Parent in form and substance, that such sale, transfer or other disposition is otherwise exempt from registration under the Securities Act.

     (b) Parent shall give stop transfer instructions to its transfer agent with respect to any Parent Common Stock received by Affiliate pursuant to the Merger and there shall be placed on the certificates representing such Common Stock, or any substitutions therefor, a legend stating in substance:

     "THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 APPLIES AND MAY ONLY BE TRANSFERRED IN CONFORMITY WITH RULE 145(d) OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR IN ACCORDANCE WITH A WRITTEN OPINION OF COUNSEL, REASONABLY ACCEPTABLE TO THE ISSUER IN FORM AND SUBSTANCE, THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED."

The legend set forth above shall be removed (by delivery of a substitute certificate without such legend) and Parent shall so instruct its transfer agent, if Affiliate delivers to Parent (i) satisfactory written evidence that the shares have been sold in compliance with Rule 145 (in which case, the substitute certificate shall be issued in the name of the transferee), or (ii) an opinion of counsel, in form and substance reasonably satisfactory to Parent, to the effect that public sale of the shares by the holder thereof is no longer subject to Rule 145.

     4. Termination. This Agreement shall be terminated and shall be of no further force and effect in the event of the termination of the Merger Agreement pursuant to Article VII of the Merger Agreement.

     5. Miscellaneous.

     (a) Waiver; Severability. No waiver by any party hereto of any condition or of any breach of any provision of this Agreement shall be effective unless in writing and signed by each party hereto. In the event that any provision of this Agreement, or the application of any such provision to any person, entity or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to persons, entities or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

     (b) Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other party hereto.

     (c) Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

     (d) Injunctive Relief. Each of the parties acknowledge that (i) the covenants and the restrictions contained in this Agreement are necessary, fundamental and required for the protection of Parent and the Company and to preserve for Parent the benefits of the Merger; (ii) such covenants relate to matters which are of a special, unique, and extraordinary character that gives each of such covenants a special, unique, and extraordinary value; and (iii) a breach of any such covenants or any other provision of this Agreement shall result in irreparable harm and damages to Parent and the Company which cannot be adequately compensated by a monetary award. Accordingly, it is expressly agreed that in addition to all other remedies available at law or in equity, Parent and the Company shall be entitled to the immediate remedy of a temporary restraining order, preliminary injunction, or such other form of injunctive or equitable relief as may be used by any court of competent jurisdiction to restrain or enjoin any of the parties hereto from breaching any such covenant or provision or to specifically enforce the provisions hereof.

     (e) Governing Law. This Agreement shall be governed by and construed, interpreted and enforced in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

     (f) Entire Agreement. This Agreement, the Merger Agreement and any other agreements referred to in the Merger Agreement set forth the entire understanding of Affiliate and Parent relating to the subject matter hereof and thereof and supersede all prior agreements and understandings between Affiliate and Parent relating to the subject matter hereof and thereof.

     (g) Attorneys' Fees. In the event of any legal actions or proceeding to enforce or interpret the provisions hereof, the prevailing party shall be entitled to reasonable attorneys' fees, whether or not the proceeding results in a final judgment.

     (h) Further Assurances. Affiliate shall execute and/or cause to be delivered to Parent such instruments and other documents and shall take such other actions as Parent may reasonably request to effectuate the intent and purposes of this Agreement.

     (i) Third Party Reliance. Counsel to and independent auditors for Parent and the Company shall be entitled to rely upon this Affiliate Agreement.

     (j) Survival. The representations, warranties, covenants and other provisions contained in this Agreement shall survive the Merger.

     (k) Notices. All notices and other communications pursuant to this Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following address (or at such other address for a party as shall be specified by like notice):

    If to Parent:

    Komag, Incorporated
    17170 Automation Parkway
    San Jose, California
    Attention: Chief Financial Officer
    Facsimile: (408) 944-9255

    With a copies to:

    Wilson Sonsini Goodrich & Rosati,
    Professional Corporation
    650 Page Mill Road
    Palo Alto, California 94304
    Attention: Alan K. Austin, Esq.
    Facsimile: (650) 461-5375

    and to:

    Wilson Sonsini Goodrich & Rosati,
    Professional Corporation
    One Market Street
    Spear Street Tower, Suite 1600
    San Francisco, California 94105
    Attention: Steve L. Camahort, Esq.
    Facsimile: (415) 947-2099

    If to Affiliate:

    To the address for notice set forth on the signature page hereof.

     (l) Counterparts. This Agreement shall be executed in one or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties have caused this Affiliate Agreement to be duly executed on the day and year first above written.

KOMAG, INCORPORATED                                    AFFILIATE

By:                                                    By:

Name:                                                  Affiliate's Address for Notice:

Title:
                                                       --------------------------------------------------------

                                                       --------------------------------------------------------

                                                       Shares beneficially owned:

                                                              shares of the Company Common Stock

                                                              shares of the Company Common Stock issuable upon
                                                       exercise of outstanding options and warrants

                                                       shares of Parent Common Stock

                [SIGNATURE PAGE TO COMPANY AFFILIATE AGREEMENT]

                                                                         ANNEX B

                             [CHASE H&Q LETTERHEAD]

April 25, 2000

Confidential

The Board of Directors
Komag, Incorporated
1710 Automation Parkway
San Jose, CA 95131

Gentlemen:

     You have requested our opinion as to the fairness from a financial point of view to Komag, Incorporated ("Komag") of the Exchange Ratio, as defined in the Agreement and Plan of Reorganization dated as of April 26, 2000 (the "Agreement") between Komag, KHM, Inc. (the "Merger Sub"), and HMT Technology Corporation (the "Company"). The Agreement provides, among other things, for the merger of Merger Sub with and into the Company (the "Proposed Transaction"), as a result of which the Company will become a wholly owned subsidiary of Komag. As set forth more fully in the Agreement, as a result of the Proposed Transaction, each share of Common Stock, par value of $.001 per share, of the Company will be converted into the right to receive 0.9094 shares of Common Stock, par value $.01 per share, of Komag. For purposes of this opinion, we have assumed that the Proposed Transaction will qualify as a tax-free reorganization under the United States Internal Revenue Code and that the Proposed Transaction will be accounted for as a purchase.

     Chase Securities Inc. ("Chase"), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as a financial advisor to the Board of Directors of Komag in connection with the Proposed Transaction, and we will receive a fee for our services, a portion of which is contingent upon the rendering of this opinion.

     In the past, we have provided investment banking and other financial advisory services to Komag and the Company and have received fees for rendering these services. Specifically, in 1995 we acted as a co-manager in a public offering of 2,012,500 shares of Komag common stock and received customary fees and commissions in connection therewith. Additionally, in 1997 we acted as a co-manager in a public offering of 11,500,000 shares of Company common stock as well as a private placement of $230 million of Convertible Subordinated Notes, due 2004 of the Company, and received customary fees and commissions in connection therewith. In the ordinary course of business, Chase acts as a market maker and broker in the publicly traded securities of Komag and the Company and receives customary compensation in connection therewith, and also provides research coverage for Komag and the Company. In the ordinary course of business, Chase may trade in the equity, debt, and derivative securities of Komag and the Company for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Chase may in the future provide additional investment banking or other financial advisory services to Komag or the Company.

     In connection with our review of the Proposed Transaction, and in arriving at our opinion, we have, among other things:

          (i) reviewed the publicly available consolidated financial statements of Komag for recent years and interim periods to date and certain other relevant financial and operating data of Komag made available to us from published sources and from the internal records of Komag;

          (ii) reviewed certain internal financial and operating information, including certain projections, relating to Komag prepared by the management of Komag;

The Board of Directors
Komag, Incorporated
Page  2

          (iii) discussed the business, financial condition and prospects of Komag with certain members of Komag senior management;

          (iv) reviewed the publicly available consolidated financial statements of the Company for recent years and interim periods to date and certain other relevant financial and operating data of the Company made available to us from published sources and from the internal records of the Company;

          (v) reviewed certain internal financial and operating information, including certain projections, relating to the Company prepared by the senior management of the Company;

          (vi) discussed the business, financial condition and prospects of the Company with certain members of the Company senior management;

          (vii) reviewed certain pro forma combined projected financial and operating information prepared by the senior management of Komag;

          (viii) reviewed the recent reported prices and trading activity for the common stocks of Komag and the Company and compared such information and certain financial information for Komag and the Company with similar information for certain other companies engaged in businesses we consider comparable;

          (ix) reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions;

          (x) reviewed the Agreement; and

          (xi) performed such other analyses and examinations and considered such other information, financial studies, analyses and investigations and financial, economic and market data as we deemed relevant.

     In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all of the information concerning Komag or the Company considered in connection with our review of the Proposed Transaction, and we have not assumed any responsibility for independent verification of such information. We have not undertaken any independent valuation or appraisal of any of the assets or liabilities of Komag or the Company; nor have we conducted a physical inspection of the properties and facilities of either company. With respect to the financial forecasts and projections made available to us and used in our analysis, we have assumed that they reflect the best currently available estimates and judgments of the expected future financial performance of Komag and the Company. For purposes of this Opinion, we have assumed that neither Komag nor the Company is a party to any pending transactions, including external financings, recapitalizations or material merger discussions, other than the Proposed Transaction and those activities undertaken in the ordinary course of conducting their respective businesses. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this letter. We have assumed no obligation to update or reevaluate this opinion following the date hereof. In rendering this opinion, we have assumed that the proposed merger will be consummated substantially on the terms discussed in the Agreement, without any waiver of any material terms or conditions by any party thereto. Our opinion is limited to the fairness, from a financial point of view, to Komag of the Exchange Ratio in the Proposed Transaction and we express no opinion as to the merits of the underlying decision by Komag to engage in the Proposed Transaction.

     It is understood that this letter is for the information of the Board of Directors of Komag only and this letter and its contents may not be used or disclosed for any other purpose without our prior written

The Board of Directors
Komag, Incorporated
Page  3

consent; provided, however, that this letter may be reproduced in full in the Proxy Statement. This letter does not constitute a recommendation to any stockholder as to how such stockholder should vote on the Proposed Transaction.

     Based upon and subject to the foregoing and after considering such other matters as we deem relevant, we are of the opinion that as of the date hereof that the Exchange Ratio in the Proposed Transaction is fair, from a financial point of view, to Komag.

                                          Very truly yours,

                                          CHASE SECURITIES INC.

                                          By /s/     DAVID G. GOLDEN
                                            ------------------------------------
                                                      David G. Golden
                                                     Managing Director

                       [SALOMON SMITH BARNEY LETTERHEAD]

                                                                         ANNEX C

April 25, 2000

Board of Directors
HMT Technology Corporation
1055 Page Avenue
Fremont, California 94538

Ladies and Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of shares of the common stock, par value $0.001 per share (the "Company Common Stock"), of HMT Technology Corporation ("the Company") of the Exchange Ratio (as defined below) in connection with the Merger (as defined below) contemplated by the Agreement and Plan of Reorganization (the "Agreement") to be entered into among the Company, Komag, Incorporated ("Parent") and H Acquisition Corp., a direct wholly owned subsidiary of Parent ("Merger Sub").

     As more specifically set forth in the Agreement, and subject to the terms and conditions thereof, Merger Sub will merge with and into the Company (the "Merger"), and each issued and outstanding share of Company Common Stock, other than certain shares to be cancelled pursuant to the Agreement, will be converted into the right to receive 0.9094 (the "Exchange Ratio") shares of the common stock, par value $0.01 per share (the "Parent Common Stock"), of Parent.

     In arriving at our opinion, we reviewed the Agreement and held discussions with certain senior officers, directors and other representatives and advisors of each of the Company and Parent concerning the businesses, operations and prospects of the Company and Parent. We examined certain publicly available business and financial information relating to the Company and Parent as well as certain financial forecasts and other information and data for the Company and Parent which were provided to or otherwise discussed with us by the managements of the Company and Parent, including certain strategic implications and operational benefits anticipated to result from the Merger. We reviewed the financial terms of the Merger as set forth in the Agreement in relation to, among other things: current and historical market prices and trading volumes of Company Common Stock and Parent Common Stock; the historical and projected earnings and other operating data of the Company and Parent; and the historical and projected capitalization and financial condition of the Company and Parent. We analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of the Company and Parent. We also evaluated the pro forma financial impact of the Merger on Parent, including the potential value to the holders of Company Common Stock of the shares of Parent Common Stock they would receive in the Merger based on projections for the combined company following the Merger provided by management. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

     In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with us and have further relied upon the assurances of the managements of the Company and Parent that they are not aware of any facts that would make any of such information inaccurate or misleading. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the managements of the Company and Parent that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of the Company and Parent as to the future financial performance of the Company and Parent and the strategic implications and operational benefits anticipated to result from the Merger. With your consent, in conducting our analyses, we have assumed that all such forecasts, including with respect to the strategic implications and operational benefits anticipated to result from the Merger, will be realized. However, we express no view with respect to such forecasts and other information and data or the assumptions on which they were based. We have assumed, with your consent, that the Merger will be treated as a tax-free reorganization for U.S. federal income tax purposes. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Parent nor have we made any physical inspection of the properties or assets of the Company or Parent. With respect to the proposed restructuring of Parent's outstanding indebtedness, we have assumed that such restructuring will be completed prior to the Merger on terms described to us by management of Parent and the Company, and that following such restructuring, Parent will be in compliance with all contracts related to its outstanding indebtedness. We have further assumed that the Merger will be consummated in a timely fashion in accordance with the terms of the Agreement without waiver of any of the conditions precedent to the Merger contained in the Agreement.

     Our opinion, as set forth herein, relates to the relative values of the Company and Parent. We are not expressing any opinion as to what the value of the Parent Common Stock actually will be when issued in the Merger or the price at which the Parent Common Stock will trade subsequent to the Merger. We were not requested to consider, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. Our opinion necessarily is based upon information available to us and financial, stock market and other conditions and circumstances existing and disclosed to us as of the date hereof.

     Salomon Smith Barney Inc. is acting as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a portion of which is payable only upon the consummation of the Merger. We have in the past provided and currently are providing investment banking services to the Company unrelated to the Merger, for which we have received and will receive compensation. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of the Company and Parent for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. Salomon Smith Barney Inc. and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with the Company and Parent and their respective affiliates.

     Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of the Company in its evaluation of the Merger and our opinion is not intended to be and does not constitute a recommendation of the Merger to the Company or a recommendation to any stockholder as to how such stockholder should vote on any matters relating to the Merger.

     Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of shares of Company Common Stock.

                                          Very truly yours,

                                          /s/ SALOMON SMITH BARNEY INC.
                                          --------------------------------------
                                          SALOMON SMITH BARNEY INC.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Komag's bylaws provide for the mandatory indemnification of its directors, officers, employees and other agents to the maximum extent permitted by Delaware General Corporation Law.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS (see following page)

                                                                            SEQUENTIAL
EXHIBIT NO.                           DESCRIPTION                           PAGE NUMBER
-----------                           -----------                           -----------
    2.1       Agreement and Plan of Reorganization by and among Komag,
              Incorporated, KHM, Inc. and HMT Technology Corporation dated as of April 26, 2000 (included as Annex A to the joint proxy statement/prospectus included as part of this Registration
              Statement).
    2.2       Parent Option Agreement between Komag, Incorporated and HMT
              Technology Corporation dated as of April 26, 2000.
    2.3       Company Option Agreement between Komag, Incorporated and HMT
              Technology Corporation dated as of April 26, 2000.
    3.1       Amended and Restated Certificate of Incorporation
              (incorporated by reference from Exhibit 3.1 filed with
              Komag's report on Form 10-K for the year ended January 2,
              2000).
    3.2       Bylaws (incorporated by reference from Exhibit 3.2 filed
              with Komag's report on Form 10-K for the year ended January
              2, 2000).
    5.1       Opinion of Wilson Sonsini Goodrich & Rosati, Professional
              Corporation, together with consent.
    8.1       Tax Opinion of Wilson Sonsini Goodrich & Rosati,
              Professional Corporation.
    8.2       Tax Opinion of Cooley Godward, LLP, together with consent.
   23.1       Consent of Ernst & Young LLP, Independent Auditors.
   23.2       Consent of PricewaterhouseCoopers, LLP Independent
              Accountants.
   23.3       Consent of Wilson Sonsini Goodrich & Rosati, Professional
              Corporation (contained in exhibit 5.1).
   23.4       Consent of Cooley Godward, LLP (contained in exhibit 8.2).
   23.5       Consent of Chase H&Q.
   23.6       Consent of Salomon Smith Barney, Inc.
   23.7       Consent of ChuoAoyama Audit Corporation, Independent
              Accountants.
   24.1       Power of Attorney (included on page II-3).
   99.1       Opinion of Chase H&Q (included as Annex B to the joint proxy statement/ prospectus filed as part of this Registration
              Statement and incorporated herein by reference).
   99.2       Opinion of Salomon Smith Barney, Inc. (included as Annex C to the joint proxy statement/prospectus filed as part of
              this Registration Statement and incorporated herein by
              reference).
   99.3       Proxy Card for Komag Special Meeting of Stockholders.
   99.4       Proxy Card for HMT Special Meeting of Stockholders.

     (b) FINANCIAL STATEMENT SCHEDULES

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements, management's discussion and analysis or notes thereto.

ITEM 22. UNDERTAKINGS

     (1) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (2) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     (3) The undersigned Registrant hereby undertakes as follows: that prior to any public offering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the undersigned Registrant undertakes that such offering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     (4) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5) Insofar as the indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (6) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     (7) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, ON THE FOURTEENTH DAY OF JUNE 2000.

                                          KOMAG, INCORPORATED

                                          By:       /s/ THIAN HOO TAN
                                            ------------------------------------
                                                       Thian Hoo Tan
                                             President, Chief Executive Officer
                                                         and Director

                               POWER OF ATTORNEY

     KNOW ALL THESE PERSONS BY THESE PRESENTS, that the person whose signature appears below constitutes and appoints Thian Hoo Tan, as his attorney-in-fact, with full power of substitution for him in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorneys-in-fact or his substitute or substitutes, may do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

                  SIGNATURE                                    CAPACITY                      DATE
                  ---------                                    --------                      ----
              /s/ THIAN HOO TAN                 President, Chief Executive Officer and   June 14, 2000
---------------------------------------------                  Director
                Thian Hoo Tan

            /s/ EDWARD H. SIEGLER              Vice President, Chief Financial Officer   June 14, 2000
---------------------------------------------               and Secretary
              Edward H. Siegler

           /s/ KATHLEEN A. BAYLESS             Vice President, Corporate Controller and  June 14, 2000
---------------------------------------------            Assistant Secretary
             Kathleen A. Bayless

              /s/ CHRIS A. EYRE                                Director                  June 14, 2000
---------------------------------------------
                Chris A. Eyre

             /s/ IRWIN FEDERMAN                                Director                  June 14, 2000
---------------------------------------------
               Irwin Federman

               /s/ ANTHONY SUN                                 Director                  June 14, 2000
---------------------------------------------
                 Anthony Sun

          /s/ MASAYOSHI TAKEBAYASHI                            Director                  June 14, 2000
---------------------------------------------
            Masayoshi Takebayashi

             /s/ GEORGE A. NEIL                                Director                  June 14, 2000
---------------------------------------------
               George A. Neil

           /s/ MICHAEL R. SPLINTER                             Director                  June 14, 2000
---------------------------------------------
             Michael R. Splinter

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  2.1     Agreement and Plan of Reorganization by and among Komag,
          Incorporated, KHM, Inc. and HMT Technology Corporation dated as of April 26, 2000 (included as Annex A to the joint proxy statement/prospectus included as part of this Registration
          Statement).
  2.2     Parent Option Agreement between Komag, Incorporated and HMT
          Technology Corporation dated as of April 26, 2000.
  2.3     Company Option Agreement between Komag, Incorporated and HMT
          Technology Corporation dated as of April 26, 2000.
  3.1     Amended and Restated Certificate of Incorporation
          (incorporated by reference from Exhibit 3.1 filed with
          Komag's report on Form 10-K for the year ended January 2,
          2000).
  3.2     Bylaws (incorporated by reference from Exhibit 3.2 filed
          with Komag's report on
          Form 10-K for the year ended January 2, 2000).
  5.1     Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation, together with consent.
  8.1     Tax Opinion of Wilson Sonsini Goodrich & Rosati,
          Professional Corporation.
  8.2     Tax Opinion of Cooley Godward, LLP, together with consent.
 23.1     Consent of Ernst & Young LLP, Independent Auditors.
 23.2     Consent of PricewaterhouseCoopers LLP, Independent
          Accountants.
 23.3     Consent of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation (contained in exhibit 5.1).
 23.4     Consent of Cooley Godward, LLP (contained in exhibit 8.2).
 23.5     Consent of Chase H&Q.
 23.6     Consent of Salomon Smith Barney, Inc.
 23.7     Consent of ChuoAoyama Audit Corporation, Independent
          Accountants.
 24.1     Power of Attorney (included on page II-3).
 99.1     Opinion of Chase H&Q (included as Annex B to the joint proxy statement/prospectus filed as part of this Registration
          Statement and incorporated herein by reference).
 99.2     Opinion of Salomon Smith Barney, Inc. (included as Annex C to the joint proxy statement/ prospectus filed as part of
          this Registration Statement and incorporated herein by
          reference).
 99.3     Proxy Card for Komag Special Meeting of Stockholders.
 99.4     Proxy Card for HMT Special Meeting of Stockholders.